UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

Life360, Inc.

(Exact name of registrant as specified in its charter)

Delaware	26-0197666
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

539 Bryant Street, Suite 402
San Francisco, CA	94107
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

Tel: (415) 484-5244

With copies to:

Gregory Heibel, Esq. Alice Hsu, Esq. Marsha Mogilevich, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105 Telephone: (415) 773-5700	Christopher Hulls Chief Executive Officer Life360, Inc. 539 Bryant Street, Suite 402 San Francisco, CA 94107 Telephone: (415) 484-5244

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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EXPLANATORY NOTE

Life360, Inc. is filing this General Form for Registration of Securities on Form 10 (this “Registration Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to register our common stock, including all shares of common stock underlying our CHESS Depositary Interests (“CDIs”), par value $0.001 per share (the “common stock”), pursuant to Section 12(g) of the Exchange Act. Once this Registration Statement is effective, the Company will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require the Company, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and the Company will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. The Securities and Exchange Commission maintains an Internet website (http://www.sec.gov) that contains the reports mentioned in this section. Information contained on the website does not constitute part of this Registration Statement. We have included our website address in this Registration Statement solely as an inactive textual reference.

In this Registration Statement, unless the context suggests otherwise, the terms:

•	“we,” “us,” “Life360” and “Company” refer to Life360, Inc., a Delaware corporation, and its subsidiaries;

•	“$” or “USD” refers to U.S. Dollar;

•	“A$” or “AUD” refers to Australian Dollar;

•	“active user” refers to a member who opens the Life360 app after completing their registration;

•	“ARPPC” refers to Average Revenue per Paying Circle which is our revenue for the period presented divided by the Average Paying Circles during the same period;

•	“ASX” refers to the Australian Securities Exchange;

•

“Average Paying Circles” are calculated based on adding the number of Paying Circles as of the beginning of the period to the number of Paying Circles as of the end of the period, and then dividing by two;

•	“Board” refers to the board of directors of Life360, Inc.;

•	“Bylaws” refers to the amended and restated bylaws of Life360, Inc.;

•	“CDI” refers to CHESS Depositary Interests;

•	“CHESS” refers to the Clearing House Electronic Subregister System;

•

“Circles” refers to private groups created by members on the Life360 Platform, which allow members to stay connected to other members in the Circle with Circle-specific features such as location sharing, messaging and check-ins;

•	“GAAP” refers to generally accepted accounting principles in the United States;

•	“Jiobit” refers to Jio, Inc., a Delaware corporation and a wholly-owned subsidiary of Life360, Inc.;

•	“Jiobit Acquisition” refers to Life360, Inc.’s acquisition of Jio, Inc. in September 2021;

•	“Life360 Platform” refers to the suite of Life360 offerings of products and services including the Life360 mobile application and related third-party services but excluding Tile and Jiobit offerings;

•	“Life360 Service” refers to the suite of Life360 offerings of products and services including the Life360, Tile and Jiobit mobile applications and related third-party services;

•	“MAUs” refers to monthly active users of the Life360 Platform;

•	“member cohort” refers to a group of members that downloads the Life360 app and registers for the Life360 Platform in a given month;

•	“members” refers to the users of the applicable Life360 Service;

•	“Paying Circles” refers to the Circles covered by a subscription;

•

“Premium Memberships” refers to the Life360 Platform’s comprehensive suite of premium services delivered through subscription-based offerings, which include Life360 Silver, Life360 Gold and Life360 Platinum;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“stockholders” refers to the holders of beneficial interest of the Company’s shares of common stock, including all shares of common stock underlying our CDIs;

•	“subscriber” refers to a person who has purchased a subscription to any Life360 Service;

•	“subscription” refers to a paid subscription to any Life360 Service;

•	“Tile” refers to Tile, Inc., a Delaware corporation and wholly-owned subsidiary of Life360, Inc.; and

•	“Tile Acquisition” refers to Life360, Inc.’s acquisition of Tile, Inc. in January 2022.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Risk Factors,” “Life360 Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Tile Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this Registration Statement contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Registration Statement, we caution you that these statements are based on a combination of facts and factors currently known by us as of the date of this Registration Statement and our projections of the future, about which we cannot be certain. Forward-looking statements in this Registration Statement include, but are not limited to, statements about:

•	our ability to further penetrate our existing member base and maintain and expand our member base;

•

our expectations regarding future financial performance, including our expectations regarding our revenue, cost of revenue, and operating expenses, and our ability to achieve or maintain future profitability;

•	the effects of increased competition in our markets and our ability to compete effectively in our industry;

•	our ability to maintain the value and reputation of our brands;

•	our business plan and our ability to effectively manage our growth and meet future capital requirements;

•	anticipated trends, developments, and challenges in our industry, business and in the markets in which we operate;

•	our ability to successfully acquire and integrate companies and assets, including Tile and Jiobit, and to expand and diversify our operations through strategic acquisitions and partnerships;

•	our market opportunity, including our total addressable market and serviceable addressable market;

•	market acceptance of our location sharing services, tracking products and digital subscription services;

•	our ability to anticipate market needs or develop new products and services or enhance existing products and services to meet those needs;

•	our ability to increase sales of our products and services;

•	our ability to develop new monetization features and improve on existing features;

•

the effects of uncertainties with respect to the legal system in the People’s Republic of China (the “PRC”) and in Malaysia, where our primary manufacturer’s facilities are located, and of disruption in the supply chain from Malaysia;

•	the effects of seasonal trends on our results of operations;

•	our expectations concerning relationships with third parties;

•	our ability to maintain, protect, and enhance our intellectual property;

•	the effects of an economic downturn or economic uncertainty on consumer discretionary spending and demand for our products and services;

•

our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally, including with respect to data privacy and security, consumer protection, location sharing, item tracking, targeting and children’s privacy protections;

•	our ability to identify, recruit, and retain skilled personnel, including key members of senior management; and

•	economic and industry trends, projected growth or trend analysis.

You should refer to the “Risk Factors” section of this Registration Statement for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Registration Statement will prove to be accurate. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and existing risks and uncertainties may become more material, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Registration Statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Registration Statement, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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MARKET AND INDUSTRY DATA

Within this Registration Statement, we reference information and statistics regarding the industry and market within which we compete and our competitive position. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this Registration Statement are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal company research, surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, surveys and estimates are reliable, such research, surveys and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this Registration Statement, and estimates and beliefs based on that data may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this Registration Statement.

Life360’s market share metric referenced elsewhere in this Registration Statement is a measurement we have developed by comparing the Life360 app to a group of 17 other apps (“Comparable Apps”) offering location sharing, children safety or family location safety services. We used data.ai to obtain information related to global revenue for the Life360 app and each of the Comparable Apps for the period from January 2021 to December 2021. In order to derive the Life360 market share based on revenue, we took the Life360 revenue provided by data.ai (which reflects data.ai’s market estimates which are also applied to the revenue estimates provided by data.ai for the Comparable Apps) as a percentage of the total revenue of the Life360 app plus the 12 apps out of the Comparable Apps that are monetized for the period indicated above. Our revenue-based global market share excludes the apps that are not monetized, as data.ai does not provide revenue information when an app is not monetized. These include: Find My, Glympse, Google Family Link, Verizon FamilyBase and Zenly. The metrics that we receive from data.ai reflect data.ai’s market estimates and are not certified data from the respective app owners, and the market share metric that we provide is based upon calculations, statistics or groupings determined by Life360 using the data provided by data.ai.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks and patents used in this Registration Statement that are important to our business, many of which are registered under applicable intellectual property laws. This Registration Statement also contains trademarks, tradenames, service marks and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks, tradenames, service marks and copyrights referred to in this Registration Statement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we or their owners will not assert, to the fullest extent possible under applicable law, our rights or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. We do not intend our use or display of other companies’ trademarks, trade names, service marks or copyrights to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ITEM 1. BUSINESS.

Overview

Life360 is the leading technology platform, based on market share of the family safety and location sharing app market, to locate the people, pets and things that matter most to families. Life360 is creating a new category at the intersection of family, technology, and safety to help keep families connected and safe. We provide safety services delivered through a mobile-native, subscription-based offering built around location sharing, mobility, driving, and coordination. In 2021, we estimated one in 10 families in the United States used the Life360 Platform and, on average, our U.S. active users and members who have enabled push notifications used the service over 15 times a day to coordinate and communicate. We also provide coverage for the “what ifs” that families worry about most, ranging from driving safety to personal SOS, identity theft protection and more. Nothing is more important than family, and we help provide peace of mind for life’s unpredictable moments for families around the world.

We started Life360 in 2007 with the vision that families would need a dedicated safety membership that incorporates a suite of safety services spanning every life stage of the family. We started by creating one of the first smartphone-based location apps on the Google Android platform. Since then we have consistently expanded our offerings and evolved from an app into a much broader platform. As a result of our innovation, we are the category leader within apps that target the family safety and location sharing app market. We have averaged a top seven ranking in the U.S. Apple App Store for downloads in the social networking category for the last three years.

Today, technology allows families to be more digitally connected than ever before, unlocking tremendous opportunities for the types of services we provide. Our platform provides us with a large audience of members worldwide and a deep understanding of their demographic and needs, including who their family members are, their daily habits and broader needs. This understanding enables us to provide a differentiated value proposition to consumers. Leveraging the trust we have with our members and the insights we collect about their daily lives enables us to build tailored products based on families’ needs, and provide an ever-growing suite of relevant services.

Our goal is to become the dominant digital brand at the center of family safety and location sharing globally. Life360 has approximately 65% and 66% global market share of the family safety and location sharing app market based on revenue for the month ended March 31, 2022 and for the month ended December 31, 2021, respectively, and over 39% and 42% aided brand awareness in the United States among parents with children ages 11 to 22 in the three months ended March 31, 2022 and in the three months ended December 31, 2021. See “Market and Industry Data” for more information on how we calculate market share. As of March 31, 2022, the Life360 Platform had more than 38 million members and over 1.3 million Paying Circles and was available for download in over 170 countries through the Apple App Store and over 130 countries through the Google Play Store, with approximately one in seven U.S. members in a Paying Circle. Additionally, our Tile offering is the leading cross-platform brand in finding items based on market share of the item tracker market as of March 31, 2022, with over 50 million devices sold since its inception and over 478,400 total subscribers for the year ended December 31, 2021.

Our revenue is primarily generated from the sale of subscriptions to access our services across our three brands—Life360, Tile and Jiobit. Our ability to drive value for our subscribers and retain and expand usage across our subscriber base is demonstrated by our net subscriber revenue retention on the Life360 Platform of over 100% based on the average monthly revenue for the six months ended March 31, 2022 as compared to the member cohort who registered before or in September 2021. This increased usage has also enabled us to drive growth in our ARPPC, a measure of our Paying Circles. Between the three months ended March 31, 2022 and 2021 we grew ARPPC to $87.66 from $75.92, an increase of 15%. Between the years ended December 31, 2021 and 2020 we grew ARPPC to $80.22 from $69.14, an increase of 16%. As we continue to grow our product offering, enter new markets, and drive international expansion, we aim to continue to grow our ARPPC.

In addition, approximately 16% of our revenue for the three months ended March 31, 2022 and approximately 22% of our revenue for the year ended December 31, 2021 was generated indirectly. Indirect revenue includes the sale of data insights from our member base and the sale of third-party products and services, including through targeted ads within our platform. For example, we generate revenue through the display of auto insurance products within the Life360 Platform.

The privacy of our members’ data remains at the core of our business. In 2022 we agreed to a new data partnership with Placer.ai (“Placer”) to move toward selling only aggregated data insights. We are in the process of winding down our legacy data sales partnerships and will be transitioning to an aggregated data sales model, in order to enhance privacy protections for our members and reduce risks to the business. We will continue to derive indirect revenues through the sale of third-party products and services, including through ads within our platform. In keeping with our vision and consistent with that aggregated data sales model, we are exploring ways, in the future, to enable members to avail themselves of compelling offers and opportunities by enabling our partners to use their data with members’ explicit, affirmative opt-in consent.

We have recently taken a significant leap forward to achieving our goal of becoming the most trusted family safety brand through our acquisitions of Tile, the platform-agnostic global leader in finding things, and Jiobit, a provider of wearable location devices for young children, pets and seniors. We expect to continue expanding our offering across digital platforms that are rapidly becoming part of daily life, including but not limited to connected devices, wearables, smart assistants, desktops and infotainment systems. As we continue to drive innovation and as digitally native families become the norm, we believe we are well-positioned to become the dominant digital brand for family safety and location sharing around the world. Our long-term vision expands Life360 beyond location-based services into a single hub where families discover, access and buy a broader set of services related to safety, being on the go or daily peace of mind (for example, elder monitoring, insurance and home security).

Our compelling financial profile is characterized by high growth, strong paid member retention, recurring revenue, and efficient customer acquisition, which have driven strong historical growth. We have an efficient go-to-market model, in which organic word-of-mouth drives the majority of our member acquisition. The Life360 Platform operates under a freemium model in which our service is available to members at no charge, while additional features are available via Premium Memberships.

For the three months ended March 31, 2022 and March 31, 2021, Life360 generated:

•	Total revenue of $51.0 million and $23.0 million, respectively; and

•	Net loss of $25.2 million and $3.9 million, respectively.

For the years ended December 31, 2021 and December 31, 2020, Life360 generated:

•	Total revenue of $112.6 million and $80.7 million, respectively; and

•	Net loss of $33.6 million and $16.3 million, respectively.

For the year ended December 31, 2021, on a pro forma basis after giving effect to the Tile Acquisition, we generated:

•	Total revenue of $218.2 million; and

•	Net loss of $78.4 million.

Our Competitive Strengths

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Leading Platform for Family Safety and Location Sharing. Life360 is the leader in family safety and location sharing, with approximately 65% and 66% global market share of the family safety and location sharing app market based on revenue for the month ended March 31, 2022 and for the month ended December 31, 2021, respectively. See “Market and Industry Data” for more information on how we calculate market share. In 2021, we estimated approximately one in 10 families in the United States used the Life360 Platform to protect the people, pets and things that matter most to families. As a result of our innovation, we have averaged a top seven ranking in the U.S. Apple App Store for downloads in the social networking category for the last three years. Life360 is one of the highest ranked social networking and lifestyle mobile apps, ranking top seven on the Apple App Store and Google Play Store in the United States, as of March 31, 2022. As app store rankings significantly impact a consumer’s decision to download an app, we believe our high ranking in the app stores drives strong organic member acquisition for Life360.

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Powerful Network Effects. Life360 has built a brand entrusted by over 38 million members on the Life360 Platform and over 1.3 million Paying Circles worldwide, as of March 31, 2022, to keep what matters most—their families—safe. We have built a brand that is synonymous with family safety and location sharing, as demonstrated by over 39% and 42% aided brand awareness in the United States among parents with children ages 11 to 22 for the three months ended March 31, 2022 and for the three months ended December 31, 2021. Our brand awareness and word-of-mouth virality have led to 87% of registrations as organic members in countries where our apps are available for download in the year ended December 31, 2021, low customer acquisition cost, and the ability to grow with minimal paid marketing. We believe we are well positioned to continue driving adoption of our growing suite of services.

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Highly Engaged and Loyal Member Base. We believe our member experience is what has enabled Life360 to become the leading player in family safety and location sharing. Our members are highly engaged with the Life360 Service. On average, our U.S. active users and members who have enabled push notifications engaged with the Life360 Platform over 15 times per day in 2021. Key to our ability to drive member engagement are our deep data insights on our members, which allow us to identify specific life transition points that correlate with purchasing activity. Our member base is highly entrenched in our platform—as more of a member’s family members join the Life360 Platform, they are able to gain increasing insights into the activities of their Circle that are not replicable on any other social network. The combination of these factors contributes to our significant competitive advantage.

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Powerful Flywheel Drives Organic Member Growth and Subscriber Conversion. Our strong brand awareness and trust drive customer acquisition through word-of-mouth, and as members invite new members to our platform, we benefit from strong product virality and loyalty driven by our subscription membership model. Our members on the Life360 Platform grew by a 22% Compound Annual Growth Rate (“CAGR”) from 20.9 million in March 2019 to over 38.3 million in March 2022, and our Paying Circles grew by a 24% CAGR from 0.7 million to over 1.3 million during the same time period. Our net subscriber revenue retention on the Life360 Platform was over 100% based on the average monthly revenue for the six months ended March 31, 2022 as compared to the member cohort who registered before or in September 2021. Our paid conversion reflects subscribers converting to paid subscriptions within the first month following their initial registration with the Life360 Platform. In the United States, our paid conversion has continued to improve to an average of 2.2% paid conversion for the three months ended March 31, 2022, from an average of 1.6% paid conversion for the three months ended March 31, 2021, and 2% paid conversion for the year ended December 31, 2021, from an average of 1.1% paid conversion for the year ended December 31, 2020. As our platform scales to accommodate our growing member base, this growth drives peer-to-peer network effects and data driven insights that further improve our targeted offerings to members. For example, we have insight into one-tenth of all miles driven in the United States, allowing us to better understand driving behavior and suggest tailored insurance offerings based on individual needs.

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Comprehensive Product Suite with Breadth and Depth of Functionality. Since 2016, we have invested over $175 million in research and development into our purpose-built platform for family safety and location sharing. Our unique technology spans a wide range of services, from emergency assistance to identity theft protection to phone insurance, applicable for every member of the family from child to grandparent. We are continually expanding our platform for our families. We believe our acquisitions of Tile and Jiobit will drive further growth and conversion by improving the overall user experience. Our combination of services brings together software and finding capabilities for people, pets and things in a unified platform.

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System- and Device-Agnostic, with Operating System (OS) Neutrality and Interoperability. The Life360 suite of offerings is system- and device-agnostic, offering a unique cross-platform competitive advantage, especially in Android-heavy locales. Our products and services work seamlessly for families, regardless of the different platforms and devices that each family member may elect to use. We believe we will continue to benefit from the increasing proliferation of connected devices with our interoperable approach.

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Scalable Business Model Driven by Recurring Revenue. We believe that we have a highly scalable business model that maximizes our revenues and minimizes our costs. The recurring nature of our subscription business coupled with strong Paying Circle retention provides significant near-term revenue visibility, while our unpaid member base serves as a highly efficient subscriber acquisition funnel.

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Founder-Led, Seasoned Management Team. Life360’s leadership team is composed of highly experienced executives, with a proven track record of scaling consumer technology and subscription businesses, led by our co-founder and Chief Executive Officer, Chris Hulls. We are aligned and focused on our opportunity to build the most trusted brand in technology for families.

Our Growth Strategies

We intend to pursue the following growth strategies:

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Grow Members in New and Existing Markets. Life360 has both a strong foothold in the United States, where we estimated one in 10 families used the Life360 Platform in 2021, and a large and growing international member base. The Life360 app is available for download in over 170 countries through the Apple App Store and more than 130 countries through the Google Play Store as of March 31, 2022. Our members are our best acquisition engine, and we believe that word-of-mouth referrals will continue to drive strong new member growth for Life360. We plan to drive further market penetration through increased investments in international marketing and brand awareness, member acquisition initiatives, and the provision of new features, such as our free data breach alerts, into these regions. In December 2021, we launched the first non-U.S. full-service membership offering of the Life360 Platform in Canada, with plans to continue this rollout in other markets such as the United Kingdom (the “UK”), Australia and Europe. Our acquisition of Tile, which is system- and device-agnostic and derives 16% of its hardware net revenue from outside the United States for the nine months ended December 31, 2021, has the potential to significantly accelerate our international growth roadmap, especially in Android-heavy locales.

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Improve Conversion from Free Members to Paid Subscriptions. As of March 31, 2022, MAUs in U.S. Paying Circles represented approximately 14% of our approximately 25 million U.S. MAUs, and as of December 31, 2021, MAUs in U.S. Paying Circles represented approximately 14% of our approximately 24 million U.S. MAUs, providing a strong runway for additional paid conversion. We understand the deep impact our services have on the daily lives of our members. On average, our U.S. active users and members who have enabled push notifications engaged with the service over 15 times a day in 2021. Our primary strategy for subscriber conversion is to continue to invest in our product offering, meet the high standards of service that will allow our members to rely on us and deepen our engagement with our member base.

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Increase Monetization of Our Subscriber Base. As our members increase their engagement with our services, we see not only higher conversion to paid subscription but also higher average revenue per member as our members move to higher priced subscription tiers. Beyond our free membership, we offer Premium Memberships, which include Life360 Silver, Life360 Gold and Life360 Platinum. Our recent acquisitions of Tile and Jiobit are intended to enhance the value proposition of the Life360 subscription, creating opportunities for increased upsell. Similarly, Life360’s offering drives increased upsell opportunities for Tile and Jiobit’s premium tiers. See “—Our Products—Tile—Tile Subscription Options” and “—Our Products—Jiobit—Jiobit Subscription Options.” We plan to expand our suite of services beyond location and safety, to meet family needs across the life stage continuum—from children to empty nesters, to elder care.

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Pursue Disciplined Expansion in New Use Cases, Including Entering New Verticals. Product innovation lies at the heart of our platform, and as we continue to leverage our core technologies to offer additional services, expand into more life stages of families and enter new verticals, we will strengthen our value proposition to consumers. We leverage the insights we generate from our platform to further enhance our offering. While we primarily monetize via subscriptions today, we intend to expand into new revenue streams by leveraging the trust we have with our members and the insights we collect about their daily lives. For example, we are developing our lead generation which delivers product offerings from partners to members in contextually relevant ways that do not feel like advertisements. Currently, lead generation at Life360 is limited to displaying auto insurance offers in the Life360 Service after the member has indicated they are interested in receiving such offers by clicking on the advertisement within the app. In the future Life360 may consider offering members more third-party solutions beyond auto insurance through lead generation.

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Assess Strategic Acquisition Opportunities. With our acquisitions of Tile and Jiobit, we plan to leverage our platform to bring additional opportunities to enter new verticals for pets, elder care, and the things that matter most to families. These acquisitions have been successful in accelerating our platform vision, driving growth, and delivering value. We may selectively pursue acquisitions to accelerate our platform opportunity in the future, focusing on areas of differentiation that shore up our scale and competitive advantage.

Our Opportunity

We believe that our market opportunity is supported by several long-term tailwinds driving demand for the Life360 Service.

Industry Trends in Our Favor

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Increased Prevalence of Connected Devices. Today, there is a widespread proliferation of connected devices that allows people to stay “always connected” and manage their daily lives. This trend is further accelerated by generational shifts in digital adoption, with children using digital technologies at earlier ages and people using technology across all stages of life. These connected devices have increased the availability of location-based capabilities and enabled new use cases for consumers, including personal and device tracking.

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Shift Towards Mobile App-Based Experiences. Consumers expect user-friendly, on-demand, mobile-first experiences that provide convenience, functionality, safety, and control. According to Allied Market Research, the global mobile application market is projected to grow from $176 billion in 2021 to $407 billion in 2027 at a CAGR of 18%.

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Broader Adoption and Expectation of Location Sharing. Social media apps have helped drive awareness of location-based services and have led to the normalization of location sharing between users for a wide range of consumer applications, such as communication, social coordination, and travel. Growth in location-based services is expected to be further driven by innovation in areas such as location safety, driving safety, digital safety, and emergency assistance. According to Technavio, the global location-based services market is expected to grow from $30 billion in 2021 to $100 billion by 2025, at a CAGR of 35%.

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Increased Focus on Safety and Coordination Post-COVID. As the world moves through COVID-19, families are resuming their normal daily activities, including children returning to school, increased travel, and out-of-home activities and experiences. We believe families are doing so with an increased focus on enhanced safety. Location sharing and tracking provide a way to enhance safety to protect family members, providing peace of mind and coordination even as members of the family are distributed across different locations and activities.

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Growth in Adoption of Digital Subscription-Based Services. Digital subscription-based services have grown in popularity globally, disrupting nearly every industry from retail to media to hospitality. Consumers are embracing subscription services due to the value, convenience, and personalized experiences enabled by these services.

Addressable Market

With our location-based technology as an anchor and our holistic approach to create the most trusted family safety brand, we have direct entry points into several large global industries.

Our current addressable market includes industries we are serving today and in which we are actively growing or investing. We estimate our serviceable addressable market to be $55 billion globally, consisting of verticals in location sharing, crash and roadside assistance, identity theft protection and pets and children location sharing devices, with additional opportunity in item tracking (not currently included in the $55 billion serviceable addressable market):

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Location Sharing. Location sharing and associated safety features are a core pillar of our service, providing peace of mind for families through knowing location activity, receiving notifications, coordinating through messaging, and sending emergency alerts. The Life360 Service allows members to access dynamic location data and is part of the estimated $30 billion location-based services market in 2021 that is expected to grow to $100 billion by 2025 at a CAGR of 35%, according to Technavio.

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Item Tracking. Tile is a pioneer in the rapidly growing smart tracker industry. The market has seen strong growth in recent years as customers increasingly rely on this technology for more use cases in their daily lives, such as: finding lost keys; reminding them if they have left for work without their laptop; locating lost luggage; or keeping track of a child’s jacket, among others. At a time when daily life is becoming more hectic, the smart tracker market helps address the everyday pain point of losing or misplacing the things that matter most to families.

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Crash and Roadside Assistance. Life360 Service’s Crash Detection service can sense collisions and deploy emergency response; additionally, we aid with roadside issues, including towing and jumpstarts. According to Technavio, the vehicle roadside assistance market was estimated to be $15 billion globally in 2021 and is expected to grow to $18 billion by 2025 at a CAGR of 6%.

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Identity Theft Protection. Increased credit card, employment, and bank fraud has driven a need for identity theft protection services. According to Magna Intelligence, the identity theft protection market was estimated to be $7 billion in 2021, growing to $21 billion by 2028 at a CAGR of 16%. Life360 developed a platform through which we leverage our aggregated data to offer proactive protection, notify about potential threats, and assist in remediation.

•	Pets and Children Location Sharing Devices. Our acquisition of Jiobit adds a new pillar to our business, allowing us to cater to consumers with pets and children five to 10 years old through wearable devices. According to Global Market Insights, the pet wearables market was estimated to be $3 billion in 2021 and expected to grow to $10 billion by 2027 at a CAGR of 22%.

As part of our growth roadmap, we expect to leverage our core experience to drive growth in adjacent markets, expand our addressable market, and integrate Life360 into all life stages. Our total addressable market consists of adjacent markets which we believe we can reach over the near- to mid-term and present an additional combined $190 billion global market opportunity in auto insurance and elder monitoring, with additional opportunity in family financial services (not currently included in the $190 billion total addressable market):

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Auto Insurance. Today, the Life360 Service tracks 10% of all miles driven in the United States, giving us unique insights into driving habits. We believe we can leverage this contextualized driving data and partner with insurance underwriters to offer bespoke plans, disrupting the insurance agent and broker distribution channel in the consumer auto insurance industry. According to Allied Market Research, the personal auto insurance industry for insurance agents and brokers is expected to grow from approximately $187 billion in 2021 to $267 billion in 2027 at a CAGR of 6%.

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Elder Monitoring. The elder monitoring market includes a range of wearables, smart home technology and other monitoring devices that provide location and health tracking, incident alerts and other communication services for elderly users, their caregivers and families. We have the opportunity to enter this market because hardware-based elder monitoring devices are used similarly to how Life360 is used today. We may also be able to implement software-based functionality into Life360 that tracks an elder’s activity, such as falls, leaving the home or leaving a geo-fenced area. According to Research and Markets, the mobile personal emergency response systems market was approximately $4 billion in 2021, growing to $6 billion by 2027 at a CAGR of 8%.

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Family Financial Services. As we continue to deliver on a complete suite of family membership services, we can leverage the trust we have built with families to offer unique services for children and teenagers. With our core location platform and insights about families, we believe we can drive innovation in this rapidly expanding industry by building partnerships with the leading players in the space.

Our Value Proposition to Consumers

Our platform provides the following key benefits to family members at all family life stages:

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Secure Location Sharing and Coordination. Location sharing and coordination underpin our platform, providing security and peace of mind to Life360 Service members. Using our location platform and location-based insights as a foundation, we expect to continue building innovative safety services and adding value to consumers in adjacent areas built upon location and safety.

•	Comprehensive Platform for Safety. Life360 provides a suite of services that span every life stage of the family.

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People, Pets, and Things. We provide the full breadth of location-based offerings for people, pets, and things in a single solution set. We believe this combined offering is a key differentiator for us, enabling us to cover all life stages and use cases for our member base.

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Physical, Digital, and Driving Safety. The Life360 Platform combines key safety solutions and incorporates them into a single membership within a single mobile app. We started with a focus on physical family safety and have recently expanded into digital family safety to help families as they face digital safety challenges. Life360 Platform subscribers get access to trained third-party emergency response operators who can offer real-time help 24/7 in situations that range from minor annoyances such as getting a flat tire and everyday challenges such as basic medical advice, to critical emergencies such as car accidents and stalking.

•	Ease of Use. We designed our platform for broad adoption across individuals and families. We have focused on a well-designed member experience that provides peace of mind with intuitive, frictionless tools for members. The simplicity and ease of adopting our products create a seamless, worry-free experience for members.

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Leading Innovation. Life360 is focused on continuously developing new features and expanding our offerings to drive value for our members. Our long-term vision expands Life360 into a hub where families discover, access and buy a broader set of services related to safety. To date, we have expanded from location sharing to a wide range of adjacent services, such as driver safety, identity theft protection, and disaster and travel assistance, among many others. We expect to continue leveraging our insights on member needs to continue expanding our offering into new industries, such as insurance and elder monitoring. Tile also focuses on continuous innovation. For example, Tile offers an industry-first “Item Reimbursement” service, providing reimbursement for a lost item if Tile is unable to locate the item. Tile also designs numerous form factors to ensure there is a device for every use case.

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Large and Engaged Member Base Driving Value Creation. The scale and high engagement of our member base drives powerful network effects, attracting more members to our platform. Our scale gives confidence in our solutions and enables us to derive critical insights on member habits, needs and preferences to further enhance our product offerings and improve the member experience. This ability to leverage data through scale results in a continuous cycle of value creation.

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Flexibility and Interoperability. Our system- and device-agnostic approach enables OS interoperability, making it seamless for members to stay connected across operating systems and devices. Life360 gives families the choice and flexibility to use the options that work best for their family; each family member can select the right device and be a part of Life360.

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Bundled Membership Provides Compelling Value to Consumers. Life360’s bundled membership provides a cost-effective solution at a fraction of the cost for consumers compared to incumbents in the safety, security, and insurance industries. Most of our features are software-based, with the advantage of very low setup and support costs, making the marginal cost of onboarding incremental new members very low. For example, Life360 Platinum offers roadside assistance, nurse help line, stolen phone reimbursement, crash detection, location sharing, and more, at less than one-tenth the cost of the same package purchased piecemeal from competitors.

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Partner Ecosystem Enhancing Platform Functionality. Our scale has allowed us to build unique partnerships that expand the value and reach of our offering. Tile devices are embedded in products with over 30 partners, such as Bose, HP, Skullcandy, and Dell. This network of partners helps broaden our location sharing functionality and allows members to benefit from Life360’s technology across the devices and use cases that best fit their lifestyle.

Our Products

Life360

Life360 provides a one-stop solution for family safety and location sharing through the Life360 Platform’s vertically-integrated mobile app and our Tile and Jiobit location sharing devices. Although presently the Life360, Tile and Jiobit platforms are not yet integrated, we plan to integrate them before the end of 2022.

Life360 Platform

We currently offer four key product features that combined make up the Life360 Platform: (i) location coordination and safety, (ii) driving safety, (iii) digital safety, and (iv) emergency assistance. Each of these features keeps members connected to the important people in their lives by organizing them into Circles. A member selects who to invite to their Circle and what information a Circle receives. Any individual invited to a Circle must accept the invitation on their own device by installing the Life360 mobile app, creating an account, and giving permission for others to locate them by joining the Circle. Members of a Circle will receive information about other members in their Circle consistent with the services available based on their subscription plan and what a member chooses to share with their Circle.

Our location coordination and safety features include real-time location, location history and smart notifications such as location-specific alerts, driving alerts, crash alerts and crime reports. The Life360 Platform provides members with a custom map that shows the real-time location of the members in their Circles and additional context around their location data, such as street address and battery level. The device location data and information members elect to share with the platform enable us to efficiently capture accurate, real-time location data while the app is running in the background, which ensures that the member’s map is always up to date and visible to other members of their Circle, even if the member does not open the app. Members have the option to disable location sharing at any time for a specific Circle and to customize location sharing through a feature called “bubbles,” which only shares approximate location with Circle members while all safety and messaging features remain on. Additionally, our location history feature enables members to see the location history for each member in their Circle for the past two to 30 days based on their subscription plan. Parents can retrace their family members’ steps to get an ongoing timeline of their family’s past trips. Smart notifications, such as place alerts, drive alerts and crime reports, allow members across a Circle to coordinate when and where they arrive without having to send a single text. Place alerts automatically alert members when a Circle member enters or leaves a location designated by a Circle member. The Life360 Platform also provides crime alerts when crimes occur near members in order to promote greater safety and facilitate smarter decisions.

Our driving safety features include crash detection, roadside assistance, family driving summaries and individual driver reports. Our crash detection feature senses any collision that occurs at a speed over 25 miles per hour and immediately alerts the member’s Circle and emergency contacts if the member does not respond to the crash detection’s initial outreach. Outside of crash detection, we offer 24/7 roadside assistance to help with jumpstarts, towing, lockouts, refueling and other needs. During a drive, the Life360 Platform analyzes phone location and movement activity to determine potentially unsafe driving behaviors such as high speed, hard braking and rapid acceleration. When a member enables the Drive Detection feature, other members of the driver’s Circle are able to view a summary of each drive that is at least half a mile long and hits a speed over 15 miles per hour. Our family driving summary provides members with weekly snapshots of a Circle’s driving insights including top speed, phone usage, high speed, rapid acceleration and hard braking.

Our digital safety features include data breach alerts, identity theft protection, stolen funds reimbursement and credit monitoring. Data breach alerts attempt to identify theft by notifying the Circle if a Circle member’s data is stolen and found on the dark web. If identity theft occurs, specialists are available to assist Life360 Gold and Life360 Platinum members with gathering information, restoring the member’s identity and completing the necessary paperwork. Our third-party partner provides Life360 Gold members with stolen funds reimbursement of up to $25,000 for costs associated with out-of-pocket expenses related to identity theft and, for Life360 Platinum members, stolen funds reimbursement of up to $1,000,000 for costs associated with out-of-pocket expenses related to identity theft. Life360 Platinum members also receive third-party credit monitoring which notifies Life360 Platinum members if new accounts are opened in their name or if there is a change in their credit report.

Our emergency assistance features include SOS with emergency dispatch, disaster response, medical assistance and travel support. We offer SOS alerts with emergency dispatch that send alerts to a member’s Circle and request an ambulance in the event Life360 detects a car crash. We expand on these services for our Life360 Platinum members with disaster response that provides access to trained third-party agents who can provide assistance in the following cases: evacuation support in the event of natural disasters, active shooter events, emergency evacuation due to political or military events and other emergency situations including real-time information and expert resources about infectious disease outbreaks. We also provide medical assistance features, through a third-party partner, to Life360 Platinum members, including an on-call 24/7 nurse hotline, medical advice, and referrals for pharmacies and specialists. The travel support feature equips Life360 Platinum members with assistance with the following: emergency travel arrangements, lost or stolen travel documents, lost luggage, access to a translator, interpreter referrals and pre-trip planning such as assistance with visa, passport and inoculation requirements.

Life360 Subscription Options

The Life360 app is available for download in more than 170 countries through the Apple App Store and more than 130 countries through the Google Play Store as of March 31, 2022. We operate under a freemium model in which the Life360 Platform is available at no charge and includes a number of safety features for the everyday family. Beyond our free membership, we offer a comprehensive suite of premium safety services through Premium Memberships, which include Life360 Silver, Life360 Gold and Life360 Platinum. Pricing for

the Premium Memberships of the Life360 Platform currently ranges from $4.99 to $19.99 per month depending on the chosen subscription option.

Premium Memberships are available in the United States and Canada. Outside of these two markets, Life360 offers the free membership and a single paid membership option (“Life360 Premium”), which is priced at $4.99 per month in local currency equivalent and offers unlimited place alerts, 30-day location history and individual driver reports.

Tile

As of March 31, 2022, Tile was the leading cross-platform brand in finding things based on market share of the item tracker market. We acquired Tile in January 2022 to create a comprehensive cross-platform solution that enables location-based tracking of people, pets and things.

Tile Product Line

Tile’s platform helps people find the things that matter the most to them, locating millions of unique items every day. Tile’s products come in various shapes, sizes and price points for different use cases. We expect that Tile’s network will become more robust when it leverages the Life360 member base to broaden its Tile network, generating even higher confidence that we can locate lost devices of Tile customers. Tile devices are sold through retail channels such as Best Buy, Target and Amazon as well as directly via Tile.com. Single Tile devices have a range of U.S. manufacturer’s suggested retail prices from $19.99 to $34.99 with additional bundles at higher price points. Tile devices are available in 50 countries at locally relevant prices.

We offer Tile in a range of form factors, designed to offer flexibility for different use cases. The Tile product line includes Pro, Mate, Slim and Sticker. The Tile Pro is our most powerful tracker with a range of up to 400 feet and offers a replaceable battery with a lifespan of up to one year. The Tile Mate is our most versatile tracker with a range of up to 250 feet and offers a non-replaceable battery with a lifespan of up to three years. The Tile Slim is our thinnest tracker that can fit inside a wallet, has a range of up to 250 feet, and offers a non-replaceable battery with a lifespan of up to three years. The Tile Sticker is a small tracker with an adhesive backing that can be attached to other devices. The Tile Sticker has a range of up to 250 feet and offers a non-replaceable battery with a lifespan of up to three years.

Tile Subscription Options

Tile offers a free service as well as two paid subscription options: Premium and Premium Protect. The Premium subscription offers smart alerts to proactively notify a member who has left Tile devices behind, free battery replacements for Tile devices with replaceable batteries, a warranty for Tile devices with defects or accidental damage, unlimited location sharing, location history for the past 30 days and access to Tile’s Premium customer care team. Premium is available for $2.99 per month or $29.99 per year. Premium Protect offers all the benefits of Premium, plus up to $1,000 item reimbursement per year and is available for $99.99 per year.

Tile Partner Network

Tile works with over 30 partners, including Bose, HP, Skullcandy, and Dell and is embedded in over 50 partner products across audio, travel, wearables and personal computer categories.

Jiobit

Jiobit is a leading platform-agnostic wearable location device for young children, pets and seniors. Jiobit has developed and patented a new way to resolve location based on Bluetooth, Wi-Fi, and multiple GPS systems. We acquired Jiobit in September 2021 to create a comprehensive cross-platform solution.

Jiobit Product Line

Currently, Jiobit is offered exclusively in the United States. Customers purchase a Jiobit device at the current U.S. manufacturer’s suggested retail price of $129.99 and a monthly subscription to access Jiobit location tracking services. The Jiobit device is built on a 5G-compatible, low-power network that is faster and more available in rural and previously low-coverage and dead-zone areas. Jiobit technology uses a combination of GPS, cellular, Wi-Fi and Bluetooth to ensure the device is always connected. The device comes with a rechargeable battery that can last a full week between charges for elder and children location sharing, and up to 20 days for use on pets. The device has a modular design to allow for multiple wearing options with a focus on discretion and secure attachment, weighing less than an AA battery and being smaller than a tea bag in size. The device is both slip and water resistant. Additional accessories and attachment options are available to meet specific member needs.

Jiobit Subscription Options

The Jiobit device requires a monthly subscription plan to stay connected to the Jiobit services. Subscription prices vary based on the duration of the contract and range from $8.99 per month with a two-year commitment to $14.99 per month with no commitment. Each monthly contract can be upgraded with a premium subscription add-on—Jiobit Plus and Jiobit Protect. The Plus subscription add-on offers (i) a 30-day timeline feature that stores 30 days of location history, SMS and email notifications in addition to push notifications and (ii) access to the Jiobit desktop portal to provide greater access to all Jiobit features and devices. The Protect subscription add-on offers all of the Plus subscription features and also includes (i) SOS notifications for emergency response to the location of a Jiobit device and (ii) alert button notifications which allow the device wearer to send help alerts to the Jiobit app. Each premium subscription add-on is available for $6.00 per month or $8.00 per month for Plus and Protect, respectively, which is in addition to a subscriber’s monthly subscription for a total monthly contract price of between $16.99 and $20.99 with add-ons.

Our Jiobit offering will be rebranded and integrated into our Tile operations to support our comprehensive cross-platform solution that enables location-based tracking of people, pets and things.

Our Technology Platform

To help families stay connected and safe we have developed a scalable mobile-first technology platform that supports our business while protecting our operational integrity, security and performance. Technology is at the core of everything we do. We continuously invest in innovation and the integration of new features to drive our competitive advantage, and today, approximately 60% of our employees work in research and development. With over a decade of industry knowledge, we have built a strong advantage around our key technology tenets: accuracy, timeliness and battery life.

Highlights of our technology platform include a robust location engine design, scalable and modern technology infrastructure, seamless third-party integration, reliable service and shared infrastructure across products and services.

Location Engine Design

Our location engine is at the core of the Life360 Platform. We have designed an end-to-end location technology solution that allows us to deliver real-time location-based experiences and includes functionality such as storage, processing and communication of events, locations, drives, maps, places, networking and visualization of device characteristics for people, pets and things. Our refined location engine provides high accuracy, increased consistency, low latency and long battery life. The Life360 Platform collects raw sensor data from all available sensors on a member’s phone, including GPS, Wi-Fi, accelerometer, gyroscope and magnetometer and Bluetooth in various configurations, to optimize for reliability, accuracy, latency and power consumption. These optimizations are available for all of our major hardware platforms as well as the corresponding smartphone apps. Combined with our scalable backend architecture, this enables us to process billions of location-related activities daily from millions of devices worldwide and continuously improve our member services. The collected data is processed by our internal software to filter out low accuracy points and signals and is further clustered for use in our features and stored to provide long-term insights to each member.

Scalable and Modern Technology Infrastructure

We maintain a scalable, modern technology infrastructure which allows us to focus on running and scaling our Life360 Platform rather than building our own infrastructure. We primarily utilize Amazon Web Services (“AWS”) for our backend platform and infrastructure to connect to our apps and custom hardware devices. We additionally use the Google Cloud Platform (“GCP”) for some of our functionality. Using these services grants us access to a highly distributed, scalable, reliable and secure architecture for global delivery.

Third-Party Integration

To extend the features and functionality of our platform, we integrate third-party software into our products where applicable. We provide members with various safety and support services provided by third-party partners including: 24/7 emergency dispatch, roadside assistance, identity theft protection, medical and travel triage and planning assistance which includes disaster response services, security transportation services, medical assistance services, emergency travel support, travel assistance services and parental verification consent mechanisms.

Our platform seamlessly integrates with our partnership offerings with several Software-as-a-Service vendors. This enhances our offerings with capabilities and features such as contextual auto insurance ads, identity theft protection, data breach alerts, and voice service integrations. These integrations are done through a collection of application programming interfaces (“APIs”) and are weaved into seamless experiences for customers. These APIs can be further extended to other third-party services for map overlays, insurance and automotive use cases through services such as notifications and account linking based on the product roadmap and market requirements. To ensure greater service reliability, we use a third-party information technology security and analytics firm to perform penetration testing services, simulate attacks on our networks, apps, devices and members, and identify the security level of our key systems and infrastructure. Additionally, we have testing and monitoring processes for software and infrastructure changes with structured releases of updates and containment barriers to enhance the quality of the Life360 Platform.

Our newly acquired Tile product line will be able to share and take advantage of our extensive infrastructure to enhance its own offering once the initial integration is complete. Tile will leverage the established Life360 infrastructure by connecting its devices to the Life360 Platform, leading to increased reliability and accuracy. This integration will allow members and Circles to keep track of their things and connect with each other through one seamless Life360 Platform.

Competition

Life360 is the market-leading safety platform, according to market share of the family safety and location sharing app market based on revenue, to locate the people, pets and things that matter most to families. See “Market and Industry Data” for more information on how we calculate market share. We were a pioneer in location sharing and have expanded our offerings to provide a comprehensive suite of safety services, delivered through a mobile-native, subscription-based offering.

Our competitors include both large competitors with various product and service offerings and smaller competitors, including (i) direct competitors with location sharing products that target family safety, (ii) competitors providing location sharing platforms that are not focused on family safety, (iii) competitors in the item tracking technology market and (iv) competitors that have, or may in the future have, overlapping offerings (for example, companies in industries related to roadside assistance and crash detection, identity theft protection, phone insurance and travel, disaster and medical assistance).

While our industry is becoming increasingly competitive both domestically and abroad, we believe that we will continue to compete successfully due to our leading market position, superior value proposition, brand recognition, ability to leverage our member base, our comprehensive suite of offerings and economies of scale. In addition, our data-driven insights on families’ habits, needs and preferences enable us to continuously enhance our product offerings and improve the member experience, reinforcing our competitive differentiation.

We believe that our competitive position depends primarily on the following factors:

•	our ability to continue to increase social and technological acceptance and adoption of location sharing and tracking products and digital subscription services;

•	continued growth in internet access and smartphone adoption in certain regions of the world, particularly emerging markets;

•	our ability to increase our organic growth through word-of-mouth;

•	our ability to maintain the value and reputation of our brands;

•	the scale, growth and engagement of our member community relative to those of our competitors;

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our ability to introduce new, and improve on existing, features, products and services in response to competition, member sentiment, online, market and industry trends, the ever-evolving technological landscape and the ever-changing regulatory landscape; and

•	our ability to continue developing new monetization features and improving on existing features.

Go-to-Market Strategy

Life360’s member base has historically grown primarily organically through word-of-mouth referral and virality from our Circle-based model. We continue to make investments in our go-to-market strategies to supplement our organic growth model and to enhance our service offerings to existing and new members. Key elements of our strategy include:

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Brand Marketing. We drive awareness of the Life360 Service via brand marketing, PR and organic social media efforts focused primarily on families with children ages 11 to 22. We reach our target audience via online and offline campaigns that drive press coverage, social sharing and more word-of-mouth. We primarily focus on high-reach channels like streaming TV, online video, Facebook, TikTok and online search. We recently invested in a brand refresh, allowing us to expand from location sharing, to add key dimensions of safety and family, such as crash detection, emergency response and identity theft protection. We believe that our products and services enable families to live life fully while staying connected and protected. In 2021, we created the Family Advisory Council to bring together well-known celebrities and influencers to help shape Life360’s future product direction and marketing.

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Freemium Model. We invest heavily in the free member experience. Our Life360 Platform operates under a freemium model in which our app is available to members at no charge, while Premium Memberships with additional features are available via paid subscriptions. This model has allowed us to scale to over 38 million MAUs on the Life360 Platform as of March 31, 2022. The Life360 app is available for download in more than 170 countries through the Apple App Store and more than 130 countries through the Google Play Store as of March 31, 2022, creating a massive base of members who help to provide word-of-mouth referrals and drive virality for our product. This viral model of members joining our freemium offering and introducing and inviting new members lowers our customer acquisition costs. Further, the data and insights generated by our large member base enable us to drive targeted product enhancements that strengthen our competitive advantage.

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Paid Acquisition. We complement and accelerate our organic member acquisition with strategic and targeted paid marketing spend. Our paid acquisition strategy is focused on targeting high quality member segments via streaming TV, mobile, paid social, and paid search marketing. We continue to test into and launch new and creative marketing channels to further scale spend and drive efficiencies. We use our paid acquisition on a limited basis and are not reliant on it for our member growth. Additionally, our paid marketing also leads to organic growth, due to the viral nature of our product.

•	Geographic Expansion. In markets where our organic awareness is relatively low and opportunity for growth is strong, we plan to hire experienced local marketing managers and engage in localized social media and influencer-led campaigns, app store optimization, and paid advertising to generate interest in our products and drive new member growth. With the membership model now operating successfully in the U.S. market, we are looking to drive international expansion. The Life360 app is available for download in over 170 countries through the Apple App store and over 130 countries through the Google Play Store and the Life360 app is available in 14 languages as of March 31, 2022. In December 2021, we launched the first full-service membership offering of the Life360 Platform outside of the United States in Canada with stated plans to continue this rollout in other markets such as the UK, Australia and Europe.

Employees and Culture

Life360’s core values are designed to create a culture that supports our vision of an ambitious, professionally driven organization that can simplify safety so families can live fully:

•	Think Long-Term. We make strategic decisions focused on the long-term growth of our company and employees.

•	Take Ownership. We focus on outcomes over output and look for high-agency people that make things happen.

•	Quality and Craftsmanship. We train our employees with a focus on quality and on doing things the right way. Lives depend on it.

•	Communicate Directly. We resist the urge to avoid discomfort and intentionally lean into tough conversations.

•	Be a Good Person. We foster an environment that promotes respect for one another and maintain a high sense of integrity.

As of March 31, 2022, we had approximately 400 full-time employees, the majority of whom have the flexibility to work remotely or out of our San Francisco, San Diego, San Mateo and Chicago offices. Life360 aims to provide a work environment in which all its people can excel regardless of race, religion, age, disability, gender, sexual preference or marital status. The company’s Diversity Policy reflects a strong commitment to diversity, and a recognition of the value of attracting people with different backgrounds, knowledge, experience and abilities. We believe that diversity contributes to our business success, and benefits all of our stakeholders. As of March 31, 2022, approximately 36% of Life360 employees were female and 52% were people of color. We are committed to implementing further initiatives to increase the diversity of our workforce.

We view the quality of our products and services as our key long-term strategic differentiator, and as such, we are committed to providing continuous learning and development opportunities for our people. We provide peer training, including our standing Thursday “deep-dives” where our people can learn from the expertise of their colleagues. We also provide full day and full week-long courses in “best practices” and broad and specialist business training to further promote personal and professional growth.

Environmental, Social and Corporate Governance

During 2021, we progressed our environmental, social and governance (“ESG”) initiatives, including the development of an ESG Policy to reflect our commitments to the communities we serve. We advanced our environmental commitments by achieving carbon neutrality across Scope 1, 2 and 3 emissions (as defined below) for 2020. Our core mission is the social good of simplifying safety for families through ESG initiatives based on four key areas: people, environment, community and governance.

People

We believe that different ideas, perspectives and backgrounds create a stronger and more creative work environment that delivers better results. Together, we continue to build an inclusive culture that encourages, supports, and celebrates the diverse voices of our employees. This fuels our innovation and connects us closer to our customers and the communities we serve. We strive to create a workplace that reflects the communities we serve and where everyone feels empowered to bring their authentic best selves to work. Our workplace culture is supported by a range of policies adopted by our Board that reflect our beliefs, including a Diversity Policy, Anti-Bribery and Corruption Policy, Whistleblowing Policy and Modern Slavery Statement.

Environment

We recognize that climate change will have an increasingly significant impact on all aspects of society. In 2021 we committed to quantifying the environmental footprint of our business operations by measuring the following emissions: direct greenhouse emissions that occur from sources that are controlled or owned by us (“Scope 1 emissions”), indirect greenhouse emissions associated with the purchase of electricity, steam, heat or cooling (“Scope 2 emissions”) and results of activities from assets not owned or controlled by us, but that indirectly impact in our value chain (“Scope 3 emissions”). By quantifying our impact, we will be able to implement an emission reduction plan that targets the greatest contributors to our carbon footprint.

We achieved a carbon neutral status for the 2020 calendar year by purchasing EcoAustralia credits that blend InfraVest Guanyin Wind carbon credits with Mount Sandy Conservation biodiversity protection units. By purchasing EcoAustralia credits, we neutralize our emissions and promote conservation partnerships between traditional landowners and non-indigenous Australians.

During 2021, Life360’s Scope 1 and 2 emissions increased due to growth in headcount. Scope 3 emissions increased as a result of the increased costs of professional services associated with the acquisitions of Jiobit and Tile. Emissions per full-time equivalent decreased from 25.60 tCO2e in 2020 to 21.61 tCO2e in 2021.

Community

We aim to simplify safety so families can live fully. Our products and services deliver peace of mind and safety in the online and physical worlds. Additionally, we engage in community outreach by supporting and matching employee contributions to three non-profit organizations committed to supporting families: Wine to Water, the American Society for the Prevention of Cruelty to Animals and the Ronald McDonald House.

Governance

We are committed to robust governance frameworks and responsible business practices to ensure the financial sustainability of the company for all stakeholders including shareholders, employees, customers and suppliers. We have established a disciplined process to identify, assess and analyze risk, and ensure appropriate risk monitoring and reporting. We do not believe that we have any material exposure to economic, environmental and social sustainability risks.

Our ESG report is available at https://investors.life360.com/investor-relations, which is provided for reference only and is not incorporated by reference into this Registration Statement.

Research and Development

We invest substantial resources in research and development to enhance our customer offerings and competitiveness. We are passionate about developing innovative products and services that keep our families safe and connected. We pay careful attention to the overall member experience which lies at the intersection of technology, design and compelling use cases.

Our global research and development team supports the design and development of our location sharing services, mobile app development, web development, firmware development, platform software development, site reliability engineering, hardware engineering, test engineering and data science and analytics. The Life360 research and development team is primarily based at our headquarters in San Francisco, California, as well as several other worldwide locations with the flexibility to work remotely. The Tile research and development team is primarily based in San Mateo, California.

Our research and development team had over 362 employees and contractors as of March 31, 2022. Our research and development expenses were $25.7 million and $10.7 million for the three months ended March 31, 2022 and 2021, respectively. Our research and development expenses were $51.0 million and $39.6 million for the years ended December 31, 2021 and 2020, respectively. We intend to continue to significantly invest in research and development to bring new customer experiences and devices to market and expand our platform and capabilities.

Manufacturing, Logistics and Fulfillment

We outsource the manufacturing of our Tile and Jiobit products to our contract manufacturer, Jabil, Inc. (“Jabil”), located in Asia. Jabil has been designated the sole contract manufacturer for Tile and primary manufacturer for Jiobit since the inception of both companies. Jiobit utilizes additional contract manufacturers for additional accessory production. To continue to provide our members with quality technology, our supply chain teams in the United States and Asia coordinate the relationships between our contract manufacturer and suppliers. In order to mitigate risks associated with a single supply source, and to ensure we can scale our manufacturing base as we continue to expand, we routinely evaluate new partners, manufacturers and suppliers.

Tile entered into a manufacturing agreement with Jabil on March 8, 2017, for an initial term of five years. Under our agreement with Jabil, Jabil manufactures our products using design specifications, quality assurance programs, and standards that we establish. We additionally grant Jabil a non-exclusive, royalty-free, non-

transferable right and license to use certain Tile intellectual property as it relates to Jabil’s obligations under the agreement. We pay for and own the majority of tooling and other equipment specifically required to manufacture our products. We have purchase commitments based on our purchase orders and demand forecasts for certain amounts of finished goods, works-in-progress, and components purchased in order to support such purchase orders and forecasts. Under the terms of the agreement, the agreement may be terminated (i) by mutual written consent, (ii) by advanced written notice from either party, (iii) for cause by either party after written notice of a material breach and failure by the other party to cure such breach within thirty days or (iv) immediately upon written notice by either party upon the bankruptcy or insolvency of the other party.

Our agreement with Jabil expired in March 2022. We are currently in the process of renewing our agreement. Jabil has provided us with written confirmation of its intention to continue our relationship on the same terms as our original manufacturing agreement, and to enter into a new agreement with us on similar terms.

We also work with third-party fulfillment partners that package and deliver our products to multiple locations worldwide, which allows us to reduce order fulfillment time and shipping costs, as well as improve inventory flexibility. Our partner relationships help us maintain access to the resources needed to scale seasonally.

Intellectual Property

Intellectual property is an integral aspect of our business, and we seek protection for our intellectual property and technological innovations as appropriate. We rely upon a combination of federal, state, and common-law rights in the United States and the rights under the laws of other countries, patents, trademarks, copyrights, domain name, trade secrets, including know-how, license agreements, confidentiality procedures, nondisclosure agreements with third parties, employee confidentiality, and proprietary rights agreements, and other contractual rights, to establish and protect our proprietary rights.

We have developed and acquired patent assets to protect our proprietary technology. As of March 31, 2022, we owned approximately 174 U.S. utility patents, 29 U.S. design patents, 42 pending U.S. utility patent applications, eight pending U.S. design applications, 45 foreign patents, 17 pending foreign patent applications and four pending Patent Cooperation Treaty (PCT) applications. Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States, and in many foreign countries, are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application (14 or 15 years from the date of grant for U.S. design patents) provided their registrations are properly maintained. We continually review our development efforts to assess the existence and patentability of new intellectual property. We also pursue the registration of certain of our domain names and trademarks and service marks in the United States and in certain locations outside the United States. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or that it will provide any competitive advantage. Further, in some foreign countries, the mechanisms to establish and enforce intellectual property rights may be inadequate to protect our technology. To protect our brand, as of March 31, 2022, we owned a trademark portfolio comprising U.S. registered trademarks including our primary mark “Life360” and various versions of the Life360 logo, in addition to other Life360 word marks and logos, as well as registered and pending trademarks for our “Tile” and “Jiobit” marks in the United States and certain foreign jurisdictions. Trademark registrations can generally be renewed as long as the marks are in use. We also enter into, and rely on, confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners to protect our trade secrets, proprietary technology and other confidential information. We further protect the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and in our vendor terms and conditions. For information regarding risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Technology and Intellectual Property.”

Seasonality

Life360 has historically experienced member and subscription growth seasonality in the third quarter of each calendar year, which includes the return to school for many of our members. Tile has historically experienced revenue seasonality in the fourth quarter of each calendar year, which includes the important selling periods in November (Black Friday and Cyber Monday) and December (Christmas and Hanukkah) in large part due to seasonal holiday demand. For example, during Tile’s fiscal years ended March 31, 2021 and March 31, 2020, the third quarters accounted for 48% and 39% of Tile’s total revenue, respectively. In the three months ended December 31, 2021 and 2020, Tile generated approximately 31% and 28%, respectively, of our fiscal year total revenue. Accordingly, an unexpected decrease in sales over those traditionally high-volume selling periods may impact our revenue, result in surplus inventory and have a disproportionate effect on our operating results for the entire fiscal year. Seasonality in our business can also be affected by introductions of new or enhanced products and services, including the costs associated with such introductions.

Facilities

Our company is headquartered in San Francisco, California and maintains offices in San Mateo and San Diego, California and Chicago, Illinois. All of our facilities are leased. Our headquarters facility currently accommodates our principal, development, engineering, marketing and administrative activities. Our offices in San Mateo, San Diego and Chicago generally accommodate principal, development, engineering, marketing and administrative activities. Beginning in 2020 at the start of the COVID-19 pandemic, we began operating as a remote-first company with plans to continue as such indefinitely. We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may be involved in legal proceedings, claims and government investigations in the ordinary course of business. We have received, and may in the future continue to receive, inquiries from regulators regarding our compliance with law and regulations, including those related to data privacy and consumer rights, and due to the nature of our business and the rapidly evolving landscape of laws relating to data privacy, cybersecurity, consumer protection and data use and sharing, we expect to continue to be the subject of regulatory investigations and inquiries in the future. We have received, and may in the future continue to receive, claims from third parties relating to information or content that is published or made available on our platform, among other types of claims including those relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, and consumer rights. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of these claims. The results of any current or future regulatory inquiry or litigation cannot be predicted with certainty, and regardless of the outcome, such investigations and litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, the potential for enforcement orders or settlements to impose operational restrictions or obligations on our business practices and other factors.

For additional information, see the section entitled “Risk Factors—Risks Related to Legal Matters and Our Regulatory Environment.”

Government Regulation

Our company is subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business. These include laws and regulations that relate to data privacy, data security, intellectual property (including copyright and patent laws), content regulation, rights of publicity, advertising, marketing, competition, protection of children and minors, consumer protection, payment processing, subscription services, taxation, health and safety, employment and labor and telecommunications. These laws and regulations are constantly evolving and being tested in courts and by regulators and may be interpreted, applied, created, or amended, in a manner that could harm our business. Additionally, the application and interpretation of these laws and regulations are often uncertain, especially in new or rapidly evolving industries, and could be interpreted and applied in a manner that is inconsistent from country to country or state to state and inconsistent with our current policies and practices and in ways that could harm our business.

Additionally, our service providers are also subject to domestic and international laws and regulations. Our business depends on certain products and services, including those delivered via internet, from these third parties. The uncertainty in the regulations and interpretation and application of such regulations in the third-party industries may result in an increase in our own expenses or adversely affect our business.

The costs of complying with U.S. and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows, and our geographic scope and data processing activities expand. Furthermore, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. It is imperative that we secure the assets, functionality, materials and member data that are critical to our business. Any failure on our part to comply with these laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, financial condition or operating results. Further, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all our products for an extended period of time or indefinitely.

For additional information, see the section entitled “Risk Factors—Risks Related to Legal Matters and Our Regulatory Environment.”

Government Regulation of Data Privacy and Security

We collect, receive, process, store, use, and share data, some of which contains personal information, to create online accounts, process payments and subscription renewals, complete e-commerce transactions and ensure we can provide optimal services to our member base. We are therefore subject to a number of U.S. federal, state, local, and foreign laws and regulations regarding data privacy and the collection, storage, sharing, sale, use, processing, disclosure and protection of personal information and other data from users, employees or business partners, and these laws and regulations are continually evolving. While our compliance efforts continue to adapt to the rapidly-changing regulatory landscape, we currently, and from time to time, may not be in technical compliance with all such laws, rules and regulations. Moreover, we collect personal information that may be considered to be particularly sensitive and high risk by regulators, including precise geolocation data, biometric information and the personal information of children and minors under age 16 and their devices, and such data is subject to additional or enhanced requirements and obligations. Similarly, some of our processing of personal information, including our marketing practices, are subject to additional legal, regulatory and self-regulatory obligations in certain jurisdictions.

The regulatory framework for data privacy and data security is evolving rapidly, both domestically and internationally. Current or future legislation in the United States and other jurisdictions in which we have members, or new interpretations of existing laws and regulations, could significantly restrict or impose conditions on our ability to collect, store, augment, analyze, use, sell and share data or increase consumer notice or consent requirements before a company can sell or disclose data to third parties and/or utilize advertising technologies. In the United States, California, Colorado, Virginia, and Utah have enacted considerable laws and regulations relating to data protection and consumer privacy. The California Consumer Privacy Act (“CCPA”) went into effect which requires covered companies to provide new disclosures to California consumers, increased transparency in the use and distribution of personal information and additional “opt-out” options regarding the sale of personal information. Additionally, California voters recently approved the California Privacy Rights Act (“CPRA”), effective January 2023, which adds additional protections to the CCPA regarding the use and sale of personal information. The CPRA also creates a new state agency with the authority to enforce the CCPA and

CPRA. The Virginia Consumer Data Protection Act (“VCDPA”), the Colorado Data Privacy Act (“CDPA”), and the Utah Consumer Privacy Act (“UCAP”) will go into effect in 2023 and will impose obligations similar to or more stringent than those we face under existing data privacy laws. The CPRA, VCDPA, CDPA, and UCAP all introduce new and additional compliance obligations with respect to the collection and use of “sensitive” personal information, including precise geolocation data. As these laws were recently enacted and will likely be subject to additional regulations to be promulgated in the future, their enforcement and interpretations remain unclear. Furthermore, in Europe and the European Economic Area, the General Data Protection Regulation (“EU GDPR”) and applicable national supplementing laws, and in the UK, the UK General Data Protection Regulation (“UK GDPR”) and UK Data Protection Act 2018, apply to our collection, control, processing, sharing, disclosure and use of personal data. The EU GDPR and UK GDPR impose strict data protection compliance regimes and include significant penalties for non-compliance (as below). Moreover, several other jurisdictions globally have established data protection legal frameworks that contain similar obligations to the EU GDPR and UK GDPR, including Brazil, China, Japan, Canada, Israel, and others.

We have many members and subscribers who access and/or pay for our services from outside the United States. Foreign data privacy, data security, e-commerce, consumer protection, content regulation and other laws and regulations are often more restrictive or burdensome than those in the United States, and those governments may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. We might unintentionally violate such laws, such laws may be modified, and new laws may be enacted in the future, which may increase the chance that we violate them unintentionally. Any such developments, or the failure to accurately anticipate the application or interpretation of these laws could create liability to us, result in adverse publicity and adversely affect our business. For example, the EU GDPR and the UK GDPR impose strict data protection compliance requirements including: maintaining a record of data processing; providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); obtaining consent or relying on an alternative legal basis to justify data processing activities, including, for example, with respect to processing geolocation data and children’s data for marketing and other purposes; conducting data privacy impact assessments where processing is likely to result in a high risk to the rights and freedoms of individuals (including children); complying with specific obligations, including statutory codes of practice, regarding the collection and use of personal data relating to children such as regarding default privacy settings; ensuring appropriate safeguards are in place where personal data is transferred out of the European Economic Area (“EEA”) and the UK; complying with rights for data subjects in regard to their personal data (including data access, erasure and portability); notifying data protection regulators, and in certain cases, affected individuals, of significant data breaches; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Since we have users located in both the EEA and the UK, if a violation is found, we may be fined under both the EU GDPR and UK GDPR for the same breach. Penalties for certain breaches are up to the greater of EUR 20 million or 4% of total global annual turnover under the EU GDPR, and GBP 17.5 million or 4% total global annual turnover under the UK GDPR. In addition to the foregoing, a breach of the EU GDPR or UK GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our processing of personal data, enforcement notices, assessment notices for a compulsory audit and/or litigation (including class actions).

Recent legal developments have created complexity and uncertainty regarding EEA and UK personal data exports, including specifically to the United States. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA (and UK) to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the EU Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances and transfers must be assessed on a case by case basis. U.S. and EU officials are actively seeking a solution to replace the personal data transfer mechanism struck down by the CJEU. On March 25, 2022, the U.S. and the European Commission committed to a new so-called Trans-Atlantic Data Privacy Framework to enable trans-Atlantic data flows and address the concerns raised by the CJEU in its July 2020 ruling. There is no clear timeline for the enactment of this new framework. Moreover, once enacted the new framework is likely to be subject to legal challenges and may be struck down by the CJEU.

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies and compliance with EU and UK national laws that implement the European Directive 2002/58/EC (the “ePrivacy Directive”). Informed consent is required for the placement of certain cookies or similar tracking technologies that store information on, or access information stored on, an individual’s device and for direct electronic marketing. Consent is tightly defined and includes prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. The ePrivacy Directive is expected to be replaced by an EU regulation known as the ePrivacy Regulation that will significantly increase fines for non-compliance, potentially to GDPR-level fines (see above).

Additionally, a variety of laws and regulations relating to children’s privacy have been adopted in recent years, including the Children’s Online Privacy Protection Act (“COPPA”), Article 8 of the EU GDPR and the UK GDPR, the CCPA and the UK’s Age Appropriate Design Code and similar Codes in other jurisdictions. COPPA applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children and operators of general audience sites with actual knowledge that they are collecting information from U.S. children under the age of 13. Penalties for violations of COPPA may include injunctive relief, civil penalties, and consumer redress. In addition, a state attorney general may bring a civil action for COPPA violations, seeking relief that may include injunctive relief, enforced compliance, damages, restitution or other compensation, or other appropriate relief. The CPRA, VCDPA, CDPA, and UCAP also impose compliance obligations regarding the collection and use of personal information relating to children under the age of 16.

For additional information, see the section entitled “Risk Factors—Risks Related to Privacy and Cybersecurity.”

ITEM 1A. RISK FACTORS.

Our business is subject to numerous risks and uncertainties. These risks and uncertainties may cause our operations to vary materially from those contemplated by our forward-looking statements. These risk factors include:

Risk Factors Summary

•

If we fail to retain existing members or add new members, or if our members decrease their level of engagement with our products or do not convert to paying subscribers, our revenue, financial results, and business may be significantly harmed.

•	If we fail to monetize members through subscription plans, our business, financial condition and results of operations may be harmed.

•

If we are not able to maintain the value and reputation of our brands, our ability to expand our member base and maintain our relationships with partners and other key service providers may be impaired and our business, financial condition, and results of operations may be harmed.

•

The digital consumer subscription products market is competitive, with low switching costs and a consistent stream of new products, services and entrants. We may not be able to compete successfully with current or future competitors, which may impact our business, financial condition and results of operations.

•

Our success depends, in part, on our ability to access, collect, use, share, disclose, monetize and otherwise process personal information about our members and to comply with applicable data privacy and security laws, both domestically and worldwide.

•	We may need to change our pricing models to compete successfully.

•	The market for our offerings is evolving, and our future success depends on the growth of this market and our ability to anticipate and satisfy consumer preferences in a timely manner.

•	Changes to our existing brands, products and services, or the introduction of new brands, products or services, could fail to attract or retain members or generate revenue and profits.

•	Unfavorable media coverage and publicity could damage our brands and reputation and materially adversely affect our business, financial condition and results of operations.

•	Inappropriate actions by certain of our members could be attributed to us and cause damage to our brands.

•	Our business could be harmed if we are unable to accurately forecast demand for our products and to adequately manage our product inventory.

•

Our growth and profitability rely, in part, on our ability to attract members through cost-effective marketing efforts. Any failure in these efforts could materially adversely affect our business, financial condition and results of operations.

•

Distribution and marketing of, and access to, our products and services depends, in significant part, on a variety of third-party publishers and platforms. If these third parties change their policies in such a way that restricts our business, increases our expenses or limits, prohibits or otherwise interferes with or changes the terms of the distribution, use or marketing of our products and services in any material way or affects our ability to collect revenue, our business, financial condition and results of operations may be adversely affected.

•	We depend on retailers and distributors to sell and market our products, and our failure to maintain and further develop our sales channels could harm our business.

•	We rely on a limited number of suppliers, manufacturers, and fulfillment partners for our smart trackers. A loss of any of these partners could negatively affect our business.

•

We have limited control over our suppliers, manufacturers, fulfillment partners and inflation in costs, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity.

•

Our primary manufacturer’s facilities are located in the PRC and Malaysia. Uncertainties with respect to the legal system of the PRC, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in the PRC could materially adversely affect us. Disruption in the supply chain from Malaysia could also adversely affect our business.

•

Our apps are currently available for download internationally and in the future we expect to penetrate additional international regions, including certain markets and regions in which we have limited experience, which subjects us to a number of additional risks.

•	An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

•	If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

•

We are subject to laws and regulations concerning data privacy, security, consumer protection, advertising, tracking, targeting and children’s privacy protections, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could result in regulatory investigations, claims (including class action or similar lawsuits), monetary penalties, changes to our business practices, reputational damage, increased cost of operations, or declines in user growth or engagement, or otherwise materially and adversely harm our business, financial condition and results of operations.

•

Our business involves the collection and processing of different categories of personal information and data, including precise geolocation data, biometric data, and personal data of children and minors, which is considered to be particularly sensitive and high risk by regulators. The processing of this data could subject us to increased risk of regulatory investigations, litigation, media scrutiny and negative public relations, which could result in regulatory enforcement actions, claims (including class action or similar lawsuits), monetary penalties, changes to our business practices, reputational damage, increased cost of operations, or declines in user growth or engagement, or otherwise materially and adversely harm our business, financial condition and results of operations.

•

Providers of online websites, applications and services are subject to various laws, regulations and other requirements relating to unfair and deceptive practices, the protection of minors, stalking and surveillance, and notice and consent obligations (for example in connection with subscriptions and autorenewal payment terms, communications and advertising through email, telephonic calls or text messages), which if violated, could subject us to an increased risk of litigation and regulatory actions.

•

We are at present, and have been in the past, subject to regulatory inquiries relating to our business practices, including those related to data processing activities, and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business, financial condition and results of operations.

•

Our success depends, in part, on the integrity of our information technology systems and infrastructures and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.

•

Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and failure to comply with such laws and regulations could result in claims, regulatory investigations, changes to our business practices, monetary penalties, increased cost of operations, reputational damage, or declines in user growth or engagement, or otherwise harm our business, financial condition and results of operations.

Risks Related to Our Business

If we fail to retain existing members or add new members, or if our members decrease their level of engagement with our products and services or do not convert to paying subscribers, our revenue, business, financial condition and results of operations may be significantly harmed.

Our business model is predicated on building a large critical mass of members and monetizing them directly through subscription-based products and services we build ourselves, and indirectly by allowing third parties to derive value from our members. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging our members and converting members into paying subscribers. We expect that the size of our member base will fluctuate or decline in one or more markets from time to time. If people do not perceive our products and services to be useful, effective, reliable, and/or trustworthy, we may not be able to attract or retain members or otherwise maintain or increase the frequency and duration of their engagement or the percentage of members that are converted into paying subscribers. There is no guarantee that we will not experience an erosion of our member base or engagement levels. Member engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect member retention, growth, engagement and conversion, including the following, among others:

•	members increasingly engage with other competitive products or services;

•	member behavior on any of our apps or with respect to any of our products or services changes, including decreases in the frequency of their use;

•	members lose confidence in the quality or usefulness of our products or services or have concerns related to safety, security, privacy, well-being or other factors;

•	subscribers are no longer willing to pay for subscriptions or in-app hardware purchases;

•	members feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size and quality of ads that we display;

•

member experience is affected due to difficulty installing, updating or otherwise accessing our products and services on mobile devices or hardware as a result of actions or unplanned network or site outages by us or third parties that we rely on to distribute our products and deliver our services;

•

we fail to introduce new features, products or services that members find engaging, or if we introduce new products or services, or make changes to existing products and services that are not favorably received;

•

we fail to keep pace with evolving online, mobile device, market and industry trends (including the introduction of new and enhanced digital services), as well as prevailing social, cultural or political preferences in the markets in which our apps are available for download;

•	initiatives designed to attract and retain members and increase engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties or otherwise;

•	third-party initiatives that may enable greater use of our products and services, including low-cost or discounted data plans, are discontinued;

•

we, our partners or companies in our industry adopt terms, policies, procedures or practices that are perceived negatively by our members or the general public, including those related to areas such as member data, including practices involving our collection and sharing of precise geolocation data and information collected from children and minors under age 16 and their devices, privacy, security, or advertising;

•	we fail to detect or combat inappropriate, fraudulent, criminal or abusive activity on our platform;

•	we fail to provide adequate customer service to members, marketers or other partners;

•	we fail to protect our brands or reputation;

•

we, our partners or companies in our industry are the subject of regulatory investigation and/or rulings of non-compliance, litigation, adverse media reports or other negative publicity, including as a result of our or their member data practices, such as the collection and sharing of precise geolocation data and/or information collected from children and minors under age 16 and their devices;

•

there is decreased engagement with our products and services as a result of internet shutdowns or other actions by governments that affect the accessibility of our products and services in any of our markets; or

•	there are changes mandated or necessitated by legislation, regulatory authorities or litigation that adversely affect our products, services, members or partners.

From time to time, certain of these factors have negatively affected member retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our member base and member engagement, our revenue, business, financial condition and results of operations may be materially adversely affected. In addition, we may not experience rapid member growth or engagement in countries where, even though mobile device penetration is high, due to the lack of sufficient cellular-based data networks, consumers rely heavily on Wi-Fi and may not access our products and services regularly throughout the day. Any decrease in member retention, growth or engagement could render our products and services less attractive to members, which is likely to have a material and adverse impact on our revenue, financial condition, business and results of operations. If our member growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of member engagement and monetization in order to drive revenue growth.

If we fail to monetize members through subscription plans, our business, financial condition and results of operations may be harmed.

Life360 operates under a “freemium” model in which the Life360 app is available to members at no charge, while Premium Memberships with additional features are available via a paid monthly or annual subscription. As of March 31, 2022, we have over 25 million U.S. MAUs on the Life360 Platform and 14% of our U.S MAUs were in Paying Circles. Our Premium Memberships accounted for over 75% and 65% of our revenue for the three months ended March 31, 2022 and 2021, respectively, and over 77% and 72% of our revenue for the years ended December 31, 2021 and 2020, respectively. Tile has sold over 50 million Tile devices since its inception and had over 478,400 total subscribers for the year ended December 31, 2021. As of March 31, 2022 and as of December 31, 2021, Tile’s subscription offerings accounted for approximately 8% of our revenue and over 8% of our revenue on a pro forma basis, respectively. Actual or perceived reduction in the functionality, quality, reliability and cost-effectiveness of our subscription plans could impact our ability to retain and grow paid subscriptions, and failure to provide successful enhancements and new features that grow paid subscriptions may have a material adverse impact on our business, financial condition and results of operations.

If we are not able to maintain the value and reputation of our brands, our ability to expand our member base and maintain our relationships with partners and other key service providers may be impaired and our business, financial condition, and results of operations may be harmed.

We believe that our brands have significantly contributed to our word-of-mouth virality, which has in turn contributed to the success of our business. We also believe that maintaining, protecting and enhancing our brands is critical to expanding our member base and maintaining our relationships with partners and other key service providers that will assist in successfully implementing our business strategy which we anticipate will increase our expenses. If we fail to do so, our business, financial condition and results of operations could be materially adversely affected. We believe that the importance of brand recognition will continue to increase, as the location- based services and item tracking markets grow. Many of our new members are referred by existing members. Maintaining our brands will depend largely on our ability to continue to provide useful, reliable, trustworthy and innovative products and services, which we may not do successfully.

Further, we have in the past and expect to continue to experience media, legislative, or regulatory scrutiny of our actions or decisions, including those relating to member privacy, data privacy and security, consumer protection, tracking, targeting children’s data and privacy protections, precise geolocation data, encryption, content, contributors, advertising and other issues, which may materially adversely affect our reputation and brands. We may be subject to settlements, judgments, fines, or other monetary penalties in connection with legal and regulatory developments that may be material to our business. In addition, we may fail to timely detect or respond expeditiously or appropriately to objectionable content within the Life360, Tile or Jiobit apps or practices by members, or to otherwise address member concerns, which could erode confidence in our brands. Maintaining and enhancing our brands will require us to make substantial investments and these investments may not be successful.

The digital consumer subscription products market is competitive, with low switching costs and a consistent stream of new products, services and entrants. We may not be able to compete successfully with current or future competitors, which may impact our business, financial condition and results of operations.

The digital consumer subscription products market in general, and the markets for family safety, location sharing, location tracking and related offerings, are fast-paced and constantly changing, with frequent changes in technology, consumer expectations and requirements, industry standards and regulations and a consistent stream of new products, services and entrants both in the United States and abroad. We face significant competition in every aspect of our business, and competitors include both large competitors with various product and service offerings and many smaller competitors.

Many of our current and potential competitors, both domestically and internationally, have or may have competitive advantages over us, including longer operating histories, significantly more resources (including larger marketing and operating budgets), greater brand recognition, access to more data and potential insights related to members, potential acquisition and other opportunities, higher amounts of available capital or access to such capital and in some cases, lower costs. Some of our competitors may enjoy better competitive positions in certain geographical regions, member demographics or other key areas that we currently serve or may serve in the future. These advantages could enable these competitors to offer products that are more appealing to our existing and prospective members, to respond more quickly and/or cost-effectively than us to new or changing opportunities and regulations, new or emerging technologies or changes in customer requirements and preferences, or to offer lower prices or free products and services. A competitor could gain rapid scale for its products by, among other things, leveraging its existing brands, products or services or existing data or insights, harnessing a new technology or a new or existing distribution channel or creating a new or different approach to family safety and location sharing of people, pets and things. For example, in 2021, Apple introduced AirTag, a tracker that uses ultra-wideband technology to allow members to track and find items through Apple’s Find My app, an iOS location sharing app developed by Apple for iOS devices, to allow approved users to access the GPS location of the users’ Apple devices.

Our ability to compete to attract, engage and retain members, as well as to increase their engagement with our various products and services and to grow our subscriptions, depend on numerous factors, including our brand and reputation, the prices associated with our subscriptions, products and services, the ease of use of our platform and technology, the actual and perceived safety and security of our platform, products and services, and our ability to address consumer and regulatory concerns as they arise, including those related to data usage, privacy and security such as practices involving the sharing of precise geolocation data and information collected from children and minors under age 16 and their devices. Our competitors include both large competitors with various product and service offerings and smaller competitors, including (i) direct competitors with location sharing products that target family safety, (ii) competitors providing location sharing platforms that are not focused on family safety, (iii) competitors in the item tracking technology market and (iv) competitors that have, or may in the future have, overlapping offerings (for example, companies in industries related to roadside assistance and crash detection, identity theft protection, phone insurance and travel, disaster and medical assistance).

Potential competitors may also include operators of mobile operating systems and app stores. These mobile platform competitors could use strong or dominant positions in one or more markets, and access to existing large pools of potential users and personal information regarding those users, to gain competitive advantages over us.

If we are not able to compete effectively against our current or future competitors and products or services that may emerge, the size and level of engagement of our member base may decrease, which could adversely affect our business, financial condition and results of operations.

Our success depends, in part, on our ability to access, collect, use, share, disclose, monetize and otherwise process personal information about our members and to comply with applicable data privacy and security laws, both domestically and worldwide.

In the ordinary course of our business, we access, collect, use, share, disclose, monetize and otherwise process personal information about our members. Our business model is predicated on building a large critical mass of member data, and we allow third parties to derive value from such data. We have been criticized for sharing information collected from minors under age 16 and their devices as well as for selling member data, including precise geolocation data, to third parties for purposes of targeted advertising, research, analytics, attribution, and other commercial purposes. In January 2022, Life360 announced a new partnership agreement with Placer, a provider of anonymized aggregated analytics for the retail ecosystem. As part of this partnership, Placer will provide data processing and analytics services to Life360 and will have the right to commercialize solely aggregated data, while still providing members the option to opt out of even aggregated data sales. In keeping with our vision and consistent with that aggregated data sales model, we are exploring ways, in the future, to enable members to avail themselves of compelling offers and opportunities by enabling our partners to use their data with members’ explicit, affirmative opt-in consent. We and our competitors have been criticized by consumer protection groups, privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding members’ browsing, driving and other habits. These data processing activities, and increased regulator and consumer scrutiny of such practices, as well as increasing and evolving regulation of such practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use information and other data, could have a material adverse effect on our business, financial condition and results of operations, including the potential for regulatory investigations, enforcement actions, lawsuits and a loss of business and a degradation of our reputation. In addition, if we were to disclose information and other data about our members in a manner that was objectionable to our members, regulators, consumer protection groups, or privacy groups, our reputation could be materially adversely affected, and we could face potential legal claims from members or others and penalties from regulators that could impact our financial results and operations. The growing awareness of our members and potential members regarding data privacy and data security laws and regulations and/or adverse media coverage or regulatory scrutiny could limit the use and adoption of our services.

Our Life360 app and Tile app are currently available for download internationally in over 170 countries through the Apple App Store and over 130 countries through the Google Play Store as of March 31, 2022, and we may be subject to additional, more stringent, and in some cases, inconsistent and conflicting legal obligations concerning our access, collection, usage, sharing, disclosing, monetization and other processing of member data, such as laws regarding data localization and/or restrictions on data export that we have not yet addressed. Moreover, potentially inconsistent and conflicting legal obligations may become enacted and applied in the future, as well as additional standards and requirements resulting from new laws, court or regulatory decisions or new guidance. For example, in July 2020 the CJEU struck down a permitted personal data transfer mechanism between the European Union and the United States, and the decision and subsequent regulatory guidance and proceedings have cast doubt on what extent EU-U.S. data transfers can be made compliantly. U.S. and EU officials are actively seeking a solution to replace the personal data transfer mechanism struck down by the CJEU. On March 25, 2022, the U.S. and the European Commission committed to the Trans-Atlantic Data Privacy Framework to enable trans-Atlantic data flows and address the concerns raised by the CJEU in its July 2020 ruling. There is no clear timeline for the enactment of this new framework. Moreover, once enacted the new framework is likely to be subject to legal challenges and may be struck down by the CJEU. See “—We are subject to laws and regulations concerning data privacy, data security, consumer protection, advertising, tracking, targeting and the protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could result in regulatory investigations, claims (including class action or similar lawsuits), monetary penalties, changes to our business practices, reputational damage, increased cost of operations, or declines in member growth or engagement, or otherwise materially and adversely harm our business, financial condition and results of operations.”

In the event any regulator or court blocks personal data transfer to or from a particular jurisdiction, this could give rise to operational interruption in the performance of products and services for our members, greater costs to implement alternative data transfer mechanisms, investigations and enforcement actions from regulators including penalties or order to change current practice and reputational harm. Failure to comply with evolving privacy and security laws could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses, which may in turn materially adversely affect our business, financial condition and results of operations. See “—Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and failure to comply with such laws and regulations could result in claims, changes to our business practices, monetary penalties, increased cost of operations, reputational damage, or declines in member growth or engagement, or otherwise harm our business, financial condition and results of operations.”

Additionally, privacy activist groups may bring, have previously provided and may continue to provide resources to support individuals who wish to pursue privacy claims, or may put pressure on companies to change data processing practices. High-profile brands, such as ours, risk being targeted by such groups and, due to the nature of the data that we hold, there is a risk that if a member became disgruntled with our data processing practices, he or she could leverage support from such privacy activist groups to take legal action, initiate regulatory investigation or gain publicity for their cause. These groups could seek to challenge our practices, particularly in relation to targeted advertising, data sales, children’s data, geolocation data, the use of cookies and other tracking technology and international data transfers. Any such campaign could require significant resources to mount a response, which would occupy management time and resources and potentially lead to negative publicity and investigation from regulators, any of which could materially adversely affect our business, financial condition and results of operations.

As we seek to expand our business into new lines of business and markets, we may become subject to additional contractual obligations, industry standards, codes of conduct, and regulatory guidance relating to data privacy and security. Any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or security laws, regulations, industry self-regulatory principles, codes of conduct, regulatory guidance, orders to which we may be subject, or other legal obligations relating to data privacy or security could adversely affect our reputation, brand and business, and may result in claims, liabilities, proceedings or actions against us by governmental entities, members or others. Any such claims, proceedings or actions could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of members and result in the imposition of monetary penalties.

We may need to change our pricing models to compete successfully.

The intense competition we face in the family safety, location-based services and item tracking technology markets, in addition to general economic and business conditions (including the economic volatility resulting from the COVID-19 pandemic), can result in downward pressure on the prices of our products and services. If our competitors offer significant discounts on competing products or services or develop products or services that our customers believe are more valuable or cost-effective, we may be required to decrease our prices or offer other incentives in order to compete successfully. Additionally, if we increase prices for our products and services, demand for our solutions could decline as members adopt less expensive competing products and services, and our market share could suffer. If we do not adapt our pricing models to reflect changes in customer use of our products and services or changes in customer demand, our revenues could decrease.

Any broad-based change to our pricing strategy could cause our revenues to decline or could delay future sales as our sales force implements, and our subscribers adjust to, the new pricing terms. We or our competitors may bundle products and services for promotional purposes or as a long-term go-to-market or pricing strategy or provide price guarantees to certain subscribers as part of our overall sales strategy. These practices could, over time, significantly limit our flexibility to change prices for existing products and services and to establish prices for new or enhanced products and services. Any such changes could reduce our margins and adversely affect our business, financial position and results of operations.

The market for our offerings is evolving, and our future success depends on the growth of this market and our ability to anticipate and satisfy consumer preferences in a timely manner.

The family safety and location-based services and item tracking technology markets for our offerings are in a relatively early stage of development, and it is uncertain whether these markets will grow, and even if they do grow, how rapidly they will grow, how much they will grow, or whether our platform will be widely adopted. As such, any predictions or forecasts about our future growth, revenue, and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. Any expansion in our markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and the offerings of our competitors.

Our success will depend, in part, on market acceptance and the widespread adoption of our family safety and location sharing products and services as an alternative to other family coordination options such as texts and phone calls, and member selection of our products and services over competing products and services that may have similar functionality. Family safety, location sharing and location tracking technology is still evolving and we cannot predict marketplace acceptance of our products and services or the development of products and services based on entirely new technologies.

There is a risk that we will not be able to grow our member base outside of the United States in a way that provides the scale required to offer the full functionality of the Life360 Service to a particular geography, or to a scale that will enable us to generate indirect revenue.

Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products and services are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to purchase our products and services as their preferences could shift rapidly to different types of offerings or away from these types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, certain of our newer products and services may have higher prices than many of our earlier offerings and those of some of our competitors, which may not appeal to consumers or only appeal to a smaller subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our offerings, which could result in decreased sales and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business, financial condition and results of operations may be adversely affected.

Changes to our existing brands, products and services, or the introduction of new brands, products or services, could fail to attract or retain members or generate revenue and profits.

Our ability to retain, increase, and engage our member base and to increase our revenue depends heavily on our ability to continue to evolve our existing brands, products and services, as well as to create successful new ones, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing brands, products and services, or acquire new and unproven brands, products, services and product and services extensions, including technologies with which we have little or no prior development or operating experience. We have also invested, and expect to continue to invest, significant resources in growing our subscription-based services to support increasing usage as well as new lines of business, products, services, product extensions and other initiatives to generate revenue. Developing new products and services is expensive and can require substantial management and company resources and attention and investing in the development and launch of new products and services can involve an extended period of time before a return on investment is achieved, if at all. An important element of our business strategy is to continue to make investments in innovation and related product and services opportunities to maintain our competitive position. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new products and services or enhance existing products and services, and substantially increase our costs. We may not receive revenues from these investments for several years and may not realize returns from such investments at all.

There is no guarantee that investing in new lines of business, products, services, product and services extensions or other initiatives to show our community meaningful opportunities to facilitate family safety or location, driving and family co-ordination will succeed, that members will like the changes or that we will be able to implement such new lines of business, products, services, product and services extensions or other initiatives effectively or on a timely basis, which may negatively affect our brands. Our new or enhanced brands, products, services or product and services extensions may provide temporary increases in engagement but may ultimately fail to engage members, marketers, or developers, we may fail to attract or retain members or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be materially adversely affected.

The development of our products and services is complex and costly, and we typically have several products and services in development at the same time. Given the complexity, we occasionally have experienced, and could experience in the future, delays in the development and introduction of new and enhanced products and services. Problems in the design or quality of our products or services may also have an adverse effect on our brand, business, financial condition or results of operations. Unanticipated problems in developing products and services could also divert substantial resources, including research and development, which may impair our ability to develop new products and services and enhancements of existing products and services, and could substantially increase our costs. If new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business, financial condition and results of operations may be adversely affected.

Unfavorable media coverage and publicity could damage our brands and reputation and materially adversely affect our business, financial condition and results of operations.

Unfavorable publicity or media reports, including those regarding us, our privacy and data collection practices, including those related to children and minors, data security compromises or breaches, product or service changes, quality or features, litigation or regulatory activity, including any intellectual property proceeding, any investigation and/or enforcement activity from data protection authorities or proceeding relating to the privacy or security of member data, or regarding the actions of our partners, our members, our employees or other companies in our industry, could materially adversely affect our brands and reputation, regardless of the veracity of such publicity or media reports. Major media outlets have increased scrutiny of the location data market and Life360 has been the target of media articles recently, which could impact member retention, growth, engagement and conversion as well as increase regulatory scrutiny of our actions or decisions regarding member privacy, encryption, content, contributors, advertising and other issues, which may materially adversely affect our reputation and brands.

If we fail to protect our brands or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our member base, resulting in decreased revenue, fewer app installs (or increased app uninstalls) and subscription purchases, or slower member growth rates. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Inappropriate actions by certain of our members could be attributed to us and cause damage to our brands.

Our members may be physically, financially, emotionally or otherwise harmed by other individuals through the use of one of our products or through features of our products. If one or more of our members suffers or alleges to have suffered any such harm as a result of the Life360 Service, we could in the future experience negative publicity or legal action that could damage our brands. Similar events affecting users of our competitors’ products and services could also result in negative publicity for our products and services, as well as the industries in which we operate, including the location sharing and tracking industries, which could in turn negatively affect our business.

The reputation of our brands may also be materially adversely affected by the actions of our members that are deemed to be hostile, offensive, inappropriate or unlawful. Furthermore, members have in the past used competitor products and may use our products for illegal or harmful purposes such as stalking or theft, rather than for their intended purposes. While we have systems and processes in place that aim to monitor and review the appropriateness of the content accessible through our products and services, which include, in particular, reporting tools through which members can inform us of such behavior on the platform, and have adopted policies regarding illegal, offensive or inappropriate use of our products and services, our members have in the past, and could in the future, nonetheless engage in activities that violate our policies. Additionally, while our policies attempt to address illegal, offensive or inappropriate use of our products, we cannot control how our members engage on our products. These safeguards may not be sufficient to avoid harm to our reputation and brands, especially if such hostile, offensive or inappropriate use is well-publicized.

Our business could be harmed if we are unable to accurately forecast demand for our products and services and to adequately manage our product inventory.

We invest broadly in our business, and such investments are driven by our expectations of the future success of a product or service. For example, our Tile and Jiobit hardware often require investments with long lead times. We must forecast inventory needs and expenses and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products and services could be affected by many factors, including an increase or decrease in demand for our products and services or for our competitors’ products and services, unanticipated changes in general market or economic or political conditions, and business closures and other actions taken to combat COVID-19 and other pandemics and epidemics or as a result of current events. An inability to correctly forecast the success of a particular product or service could harm our business.

If we underestimate demand for a particular product, our contract manufacturers and suppliers may not be able to deliver sufficient quantities of that product to meet our requirements, and we may experience a shortage of that product available for sale or distribution. If we overestimate demand for a particular product, we may experience excess inventory levels for that product and the excess inventory may become obsolete or out-of-date. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at further discounted prices, which could negatively impact our gross profit and our business.

Our growth and profitability rely, in part, on our ability to attract members through cost-effective marketing efforts. Any failure in these efforts could materially adversely affect our business, financial condition and results of operations.

Attracting members involves considerable expenditure for online and offline marketing. Historically, we have had to increase our marketing expenditures over time in order to build our brand awareness, attract members and drive our long-term growth. Evolving consumer behavior has affected, and will in the future affect, the availability of profitable marketing opportunities. For example, as consumers communicate less via email and more via text messaging, messaging apps and other virtual means, the reach of email campaigns designed to attract new and repeat members for our products is adversely impacted. To continue to reach potential members and grow our businesses, we must identify and devote our overall marketing expenditures to newer advertising channels, such as mobile and online video platforms as well as targeted campaigns in which we communicate directly with potential, former and current members via new virtual means. We currently rely on member acquisition through paid efforts on a limited basis and are not reliant on it for our member growth. Our paid acquisition efforts include paid search in app stores as well as commercials on streaming television. Generally, the opportunities in and sophistication of newer advertising channels are relatively undeveloped and unproven, and we may not be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the marketing and advertising industries. Any failure to do so could materially adversely affect our business, financial condition and results of operations.

Distribution and marketing of, and access to, our products and services depends, in significant part, on a variety of third-party publishers and platforms. If these third parties change their policies in such a way that restricts our business, increases our expenses or limits, prohibits or otherwise interferes with or changes the terms of the distribution, use or marketing of our products and services in any material way or affects our ability to collect revenue, our business, financial condition and results of operations may be adversely affected.

We market and distribute our products and services (including the Life360 app, Tile app and Jiobit app) through a variety of third-party publishers and distribution channels including the Apple App Store and Google Play Store. Our mobile applications are almost exclusively accessed through the Apple App Store and Google Play Store. Apple, our channel partner, accounted for 57% and 54% of our revenue for the year ended December 31, 2021 and 2020, respectively. We are party to an agreement with Apple that relates to app sales and covers revenues generated from sales of our applications, for which we pay Apple a commission equal to 30% of all prices payable by each individual purchaser and a commission equal to 15% for auto-renewing subscription purchases made by customers who have accrued greater than one year of paid subscription service excluding: a) any withholding or similar tax, b) any sales, use, goods and services, value added, telecommunications or other tax or levy not collected by Apple, and c) any other tax or government levy. Our agreement with Apple provides that either party may terminate the agreement with 30 days’ prior written notice. Our ability to market our brands on any given property or channel is subject to the policies of the relevant third party. There is no guarantee that popular mobile platforms will continue to feature our products, or that mobile device users will continue to use our products and services rather than competing ones. Because Life360 is only used on mobile devices, it must remain interoperable with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the Android and iOS operating systems and related hardware, including but not limited to GPS, accelerometers and gyrometers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products’ functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products or our delivery of ads could materially adversely affect the usage of our products and services on mobile devices.

The third-party publishers and distribution channels may grant users of these mobile operating systems the ability to adjust their device settings in ways that change our ability to collect data. For example, Apple devices require app users to provide opt-in consent before their identifier for advertisers (“IDFA”), can be accessed by an app for certain types of utility. Apple’s IDFA is a string of numbers and letters assigned to Apple devices which, with user permission, marketers use to identify app users to deliver personalized and targeted marketing. The effect of changes in access to IDFA may impact future operations. We rely in part on IDFA to provide us with data that helps better market and monetize our products and services. The proposed IDFA and transparency changes may limit our ability to collect and use IDFAs from Apple devices. Finding alternative solutions may require the incurrence of substantial costs and the expenditure of substantial resources, to the extent we are unable to utilize IDFAs or a similar offering. As a consequence, fewer of our cookies, publishers’ cookies or IDFAs, as applicable, may be set in browsers or be accessible from mobile devices, which would adversely affect our business. Digital marketing and in-app marketing are also dependent, in part, on internet protocols and the practices of internet service providers, including IP address allocation. Changes that these providers make to their practices, or adoption of new internet IDFA or other privacy or security protocols, including with respect to device de-identification and cross-device data, may materially limit or alter the availability of data, including location data, essential for our business operations or may prohibit critical components of our platform from operating as designed. A limitation or alteration of the availability of data in any of these or other instances, or any limitation on the operability of our platform and related technologies, may materially and negatively impact the effectiveness of our technology and datasets, which could reduce our revenue and materially and adversely affect our business, financial condition and results of operations.

We are subject to the standard policies and terms of service of these third-party platforms, which generally govern the promotion, distribution, content, and operation of applications on such platforms. Each platform provider has broad discretion to change its policies and interpret its terms of service and other policies with respect to us and other companies, including changes that may be unfavorable to us and may limit, eliminate or otherwise interfere with our ability to distribute or market through their stores, affect our ability to update our applications, including to make bug fixes or other feature updates or upgrades and affect our ability to access native functionality or other aspects of mobile devices and our ability to access information about our members that they collect. A platform provider may also change how the personal information of its users is made available to developers on its platform, limit the use of personal information for advertising purposes, restrict how members can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform.

In addition, the platforms we use may dictate rules, conduct or technical features relating to the collection, storage, use, transmission, sharing and protection of personal information and other consumer data, which may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy, adversely affect our ability to attract, monetize or retain members, and otherwise adversely affect our business, reputation, legal and regulatory exposures, business, financial condition and results of operations. Any failure or perceived failure by us to comply with these platform-dictated rules, conduct or technical features may result in investigations or enforcement actions, litigation, or public statements against us, which in turn could result in significant liability or temporary or permanent suspension of our business activities with these platforms, cause our members to lose trust in us, and otherwise compromise our growth strategy, adversely affect our ability to attract, monetize or retain members, and otherwise adversely affect our reputation, legal exposures, business, financial condition and results of operations.

If we violate, or a distribution platform provider believes we have violated, a distribution platform’s terms of service, or if there is any change or deterioration in our relationship with such distribution provider, that platform provider could limit or discontinue our access to its platform. For example, in August 2020, Apple and Google removed mobile apps from their platforms for violating their standard policies and terms of service which include policies against selling location data to brokers. If one of our distribution platform partners were to limit or discontinue our access to their platform, it could significantly reduce our ability to distribute our products to members, decrease the size of the member base we could potentially convert into subscribers, or decrease the revenues we derive from subscribers or advertisers, each of which could adversely affect our business, financial condition and results of operations.

We also rely on the continued popularity, member adoption, and functionality of third-party platforms. In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. If either of these events recurs on a prolonged, or even short-term, basis or if similar issues arise that impact members’ ability to access our products and services, our business, financial condition, results of operations and reputation may be harmed. Third-party platforms may also impose certain file size limitations, which could limit the ability of our members to download some of our larger app updates over-the-air.

Furthermore, the owners of mobile operating systems provide consumers with the ability to download products that compete with Life360. We have no control over Apple’s or Google’s operating systems or hardware or hardware manufactured by other original equipment manufacturers, and any changes to these systems or hardware could degrade the functionality of our mobile apps, impact the accessibility, speed or other performance aspects of our mobile apps or give preferential treatment to competitive products. If issues arise with third-party platforms that impact the visibility or availability of our products and services, our members’ ability to access our products and services or our ability to monetize our products and services, or otherwise impact the design or effectiveness of our software, our business, financial condition and results of operations could be adversely affected.

In addition, many of our subscription fees are collected by Apple and Google through the Apple App Store and Google Play Store and remitted to us. Historically, the number of new and retained members recorded by Life360’s internal database has differed from the number recorded by Apple and Google in their respective databases. Direct revenue is recognized based on the invoices received from Apple and Google. Any delay to a remittance from Apple or Google or difference in the numbers in our respective databases may lead to distortions between our expected direct revenue and our actual direct revenue and may have an adverse effect on our business, financial condition and results of operations.

We depend on retailers and distributors to sell and market our products, and our failure to maintain and further develop our sales channels could harm our business.

We primarily sell our products through retailers and distributors and depend on these third parties to sell and market our products to consumers. Any changes to our current mix of retailers and distributors could adversely affect our gross margin and could negatively affect both our brand image and our reputation. Our sales depend, in part, on retailers adequately displaying our products, including providing attractive space and point of purchase displays in their stores, and training their sales personnel to sell our products. If our retailers and distributors are not successful in selling our products, Tile’s and Jiobit’s revenue would decrease and we could experience lower gross margin due to product returns or price protection claims. Our retailers also often offer products and services of our competitors in their stores. In addition, our success in expanding and entering into new markets internationally will depend on our ability to establish relationships with new retailers and distributors. We also sell through, and will need to continue to expand our sales through, online retailers, such as Amazon.com. If we do not maintain our relationship with existing retailers and distributors or if we fail to develop relationships with new retailers and distributors, our ability to sell our products and services could be adversely affected and our business may be harmed.

For the fiscal year ended March 31, 2021 and for the nine months ended December 31, 2021, the 10 largest retailers, distributors and distribution channels for Tile accounted for approximately 88% and 91% of Tile’s gross hardware revenue, respectively. Of these retailers, distributors, and distribution channels, Target, Best Buy, and Amazon.com accounted for approximately 5%, 6%, and 59% of Tile’s gross hardware revenue for the fiscal year ended March 31, 2021, respectively, and approximately 4%, 6%, and 59% of Tile’s gross hardware revenue for the nine months ended December 31, 2021, respectively. Accordingly, the loss of a small number of our large retailers distributors, and distribution channels, or the reduction in business with, or access to, one or more of these retailers, distributors, or distribution channels could have a significant adverse impact on our operating results. We sell products to Amazon.com under their standard vendor agreement. Our vendor agreement with Amazon.com does not include a term or duration as sales under the vendor agreement are generally made on a purchase order basis. Our vendor agreement with Amazon.com provides that either party may terminate the agreement with 60 days’ prior written notice, provided that we are required to fulfill any purchase orders that we accept before the effective date of termination. While we have agreements with these large retailers and distributors, these agreements do not require them to purchase any meaningful amount of our products.

We rely on a limited number of suppliers, manufacturers, and fulfillment partners for our smart trackers. A loss of any of these partners could negatively affect our business.

We rely on a limited number of suppliers to manufacture and transport our smart trackers, including in some cases only a single supplier for some of our products and components. We outsource the manufacturing of our Tile and Jiobit devices to one contract manufacturer, using our design specifications. Jiobit also utilizes other contract manufacturers for additional accessory production. To ensure the quality of our products, we conduct routine product audits.

We also work with third-party fulfillment partners that package and deliver our products to multiple locations worldwide, which allows us to reduce order fulfillment time, reduce shipping costs, and improve inventory flexibility. Our reliance on a limited number of manufacturers and fulfillment partners for each of our smart trackers increases our risk since we do not currently have alternative or replacement manufacturers beyond these key parties. In the event of interruption from any of our manufacturers or fulfillment partners, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, our primary manufacturer’s facilities are located in the PRC and Malaysia. Thus, our business could be adversely affected if one or more of our suppliers is impacted by a natural disaster, political, social or economic instability, such as the current conflict between Russia and Ukraine, changing foreign regulations, labor unrests, pandemics, including unknown and unforeseen consequences of emerging variants of the COVID-19 pandemic, or any other interruption at a particular location.

If we experience a significant increase in demand for our smart trackers, or if we need to replace an existing supplier or partner, we may be unable to supplement or replace them on terms that are acceptable to us, if at all, which could limit our ability to deliver our products to our members in a timely manner. Our agreement with Jabil expired on its terms in March 2022. Although Jabil has provided us with written confirmation of its intention to continue our relationship on the same terms and to enter into a new agreement with us on similar terms, if we are unable to enter into such an agreement, it could cause an adverse effect on our business, financial condition and results of operations. For example, it may take a significant amount of time to identify a manufacturer or fulfillment partner that has the capability and resources to build our products to our specifications in sufficient volume. Identifying suitable suppliers, manufacturers, and fulfillment partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our significant suppliers, manufactures, or fulfillment partners could have an adverse effect on our business, financial condition and results of operations.

We have limited control over our suppliers, manufacturers, fulfillment partners and inflation in costs, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity.

We have limited control over our suppliers, manufacturers, fulfillment partners and inflation in costs, which subjects us to risks, including, among others:

•	inability to satisfy demand for our smart trackers;

•	reduced control over delivery timing and product reliability;

•	reduced ability to monitor the manufacturing process and components used in our smart trackers;

•	limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;

•	variance in the manufacturing capability of our third-party manufacturers;

•	design and manufacturing defects;

•	price increases;

•	failure of a significant supplier, manufacturer, or fulfillment partner to perform its obligations to us for technical, market, or other reasons;

•	difficulties in establishing additional supplier, manufacturer, or fulfillment partner relationships if we experience difficulties with our existing suppliers, manufacturers, or fulfillment partners;

•	shortages of materials or components;

•	misappropriation of our intellectual property;

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exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our smart trackers are manufactured or the components thereof are sourced;

•	changes in local economic conditions in the jurisdictions where our suppliers, manufacturers, and fulfillment partners are located including as a result of global supply chain issues;

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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

•	insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

Further, international operations entail a variety of risks, including currency exchange fluctuations, challenges in staffing and managing foreign operations, tariffs and other trade barriers, unexpected changes in legislative or regulatory requirements of foreign countries that manufacture, or into which we sell, our products and services, difficulties in obtaining export licenses or in overcoming other trade barriers, laws and business practices favoring local companies, political and economic instability, difficulties protecting or procuring intellectual property rights, and restrictions resulting in delivery delays and significant taxes or other burdens of complying with a variety of foreign laws. For example, given ongoing supply chain issues, we are prioritizing hardware inventory allocation for the benefit of bundled subscription offers over retail sales. Additionally, in February 2022, armed conflict escalated between Russia and Ukraine. The EU and other governments in jurisdictions in which our apps are available for download through the Apple App Store and Google Play Store have imposed severe sanctions and export controls against Russia and Russian interests, and have threatened additional sanctions and controls. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, greater regional instability, geopolitical shifts and other adverse effects on macroeconomic conditions, currency exchange rates, supply chains and financial markets.

The occurrence of any of these risks, especially during seasons of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products and services to our customers.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales, which could materially adversely affect our business, financial condition and results of operations.

Our business requires us to coordinate the manufacture and distribution of our Tile and Jiobit products across the United States and over the world. We rely on third parties to manufacture our products, manage centralized distribution centers and transport our products. If we do not successfully coordinate the timely manufacturing and distribution of our products, if our manufacturers, distribution logistics providers or transport providers are not able to successfully and timely process our business or if we do not receive timely and accurate information from such providers, and especially if we expand into new product categories or our business grows in volume, we may have an insufficient supply of products to meet customer demand, lose sales, experience a build-up in inventory, incur additional costs, and our financial condition and results of operations may be adversely affected.

As a result of our products being manufactured in the PRC and Malaysia, we are reliant on third parties to get our products to distributors around the world. Transportation costs, fuel costs, labor unrest, political unrest, natural disasters, regional or global pandemics, including emerging variants of COVID-19 and consequences thereof, and other adverse effects on our ability, timing and cost of delivering products can increase our inventory, decrease our margins, adversely affect our relationships with distributors and other customers and otherwise adversely affect our financial condition and results of operations.

A significant portion of our annual retail orders and product deliveries generally occur in the last quarter of the year which includes the important selling periods in November (Black Friday and Cyber Monday) and December (Christmas and Hanukkah) in large part to seasonal holiday demand. This places pressure on our supply chain and could adversely affect our revenues and profitability if we are unable to successfully fulfill customer orders during this quarter.

Our primary manufacturer’s facilities are located in the PRC and Malaysia. Uncertainties with respect to the legal system of the PRC, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in the PRC could materially adversely affect us. Disruption in the supply chain from Malaysia could also adversely affect our business.

Our primary manufacturer’s operations in the PRC are governed by Chinese laws and regulations. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within the PRC may impose new, stricter regulations, or interpretations of existing regulations. The Company’s primary manufacturer in the PRC may be subject to regulation and interference by various political, governmental and regulatory entities in the provinces in which it operates, including local and municipal agencies and other governmental divisions. As such, any such future laws or regulations may impair the ability of our primary manufacturer to operate and increase its costs. If our primary manufacturer incurs increased costs, it may attempt to pass such costs on to us. Any such increased expenses or disruptions to the operations of our primary manufacturer could adversely impact our results of operations, as well as our ability to deliver our products to our members in a timely manner and to meet demand for our smart trackers.

The PRC’s legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law. Due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of Chinese laws and regulations involves a degree of uncertainty. Some of these laws may be changed without immediate publication or may be amended with retroactive effect. Furthermore, since the PRC’s legal system continues to rapidly evolve, the interpretations of many laws and regulations are not always uniform and enforcement of these laws and regulations involves uncertainties. As a result, our primary manufacturer may not be aware of their violation of any of these policies and rules until sometime after the violation. Such unpredictability towards contractual, property and procedural rights and any failure to quickly respond to changes in the regulatory environment in the PRC could adversely affect our primary manufacturer’s business, which in turn may impede our ability to deliver our products to our members in a timely manner and to meet demand for our smart trackers or may result in increased expenses for us. Such actions could have a material adverse effect on our business, financial condition, and results of operations. Although we may from time to time seek to secure a back-up manufacturer outside of the PRC, we may not be able to do so in a timely manner, on acceptable terms, or at all.

Additionally, disruption in our supply chain from our primary manufacturer’s facilities in Malaysia could also significantly impact our ability to fill customer orders for our products. Our supply chain could be adversely impacted by the uncertainties of health concerns and related governmental restrictions, natural disasters, inclement weather conditions, civil unrest including wars and armed conflicts, contractual disagreements, labor unrest, strikes, acts of terrorism, breaches of data security, and other adverse events. For example, the facilities in Malaysia could be temporarily closed or operated at substantially reduced levels due to a COVID-related lockdown. Further, we may be exposed to fluctuations in the value of the local currency in the countries in which manufacturing occurs. Future appreciation of these local currencies could increase our costs. In addition, our labor costs could rise as wage rates increase and the available labor pool declines. These conditions could adversely affect our financial results.

Our apps are currently available for download internationally and in the future we expect to penetrate additional international regions, including certain markets and regions in which we have limited experience, which subjects us to a number of additional risks.

We have a rapidly growing member base, with the Life360 app and the Tile app being available for download in over 170 countries through the Apple App Store and more than 130 countries through the Google Play Store as of March 31, 2022. Although our current member base is mostly in the United States, we have significant runway for international expansion. We believe our value proposition for family safety is universal. As of March 31, 2022, international members represented over 34% of our total MAUs and accounted for approximately 10% of revenue. As of March 31, 2022, the Life360 app is available in 14 languages, and we are focused on increasing our penetration in other markets to replicate our success in the United States. In December 2021, we launched the first full-service membership offering of the Life360 Platform outside of the United States in Canada with plans to continue this rollout in other markets such as the UK, Australia and Europe. Since Tile, like Life360, is system- and device- agnostic and since 16% of Tile’s hardware net revenue was international for the nine months ended December 31, 2021, our acquisition of Tile has significantly accelerated our international growth roadmap, especially in Android-heavy locales. The timing of certain of our international market rollouts has been impacted by the conflict in Ukraine, where we had a development office responsible for our international efforts. While we have been able to adapt and get development back on track by redeploying these teams, our plans have been delayed by the conflict due to temporarily reduced engineering capacity.

Offering our apps for download internationally and rolling out full-service memberships outside of the United States, particularly in countries in which we have limited experience, exposes us to a number of additional risks including, among others:

•	operational and compliance challenges caused by distance, language, and cultural differences;

•	difficulties in staffing and managing international operations and differing labor regulations for contractors and certain Tile employees working internationally;

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differing levels of social and technological acceptance and adoption of our products and services or lack of acceptance of them generally and the risk that our products and services may not resonate as deeply in certain international markets;

•	foreign currency fluctuations;

•	restrictions on the transfer of funds among countries and back to the United States, as well as costs associated with repatriating funds to the United States;

•	differing and potentially adverse tax laws and consequences;

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multiple, conflicting and changing laws, rules and regulations, and difficulties understanding and ensuring compliance with those laws by our company, our employees and our business partners, over whom we exert no control, and other government requirements, approvals, permits and licenses;

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compliance challenges due to different requirements and processes set out in different laws and regulatory environments, particularly in the case of privacy, data security intermediary liability, and consumer protection;

•	competitive environments that favor local businesses or local knowledge of such environments;

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limited or insufficient intellectual property protection, or the inability or difficulty to obtain, maintain, protect or enforce intellectual property rights or to obtain intellectual property licenses from third parties, which could make it easier for competitors to capture increased market position;

•	use of international data hosting platforms and other third-party platforms;

•	low usage and/or penetration of internet connected consumer electronic devices;

•	political, legal, social or economic instability (such as the current armed conflict between Russia and Ukraine);

•	laws and legal systems less developed or less predictable than those in the United States;

•	trade sanctions, political unrest, terrorism, war, pandemics and epidemics or the threat of any of these events (such as COVID-19); and

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breaches or violation of any export and import laws, anti-bribery or anti-corruption laws, anti-money laundering rules or other rules or regulations applicable to our business, including but not limited to the Foreign Corrupt Practices Act of 1977, as amended.

The occurrence of any or all of the risks described above could adversely affect our international operations, which could in turn adversely affect our business, financial condition and results of operations.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.

We currently depend on the continued services and performance of our key employees, including Chris Hulls, our Co-Founder and Chief Executive Officer. Our other co-founder, Alex Haro, serves as a member of the Board of Directors. If one or more of our executive officers or other key employees were unable or unwilling to continue their employment with us, we may not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brands and become more well-known. Our key personnel have been, and may continue to be, subject to poaching efforts by our competitors and other internet and high-growth companies, including well-capitalized players in the social media and consumer internet space. The loss of key personnel, including members of management, as well as key engineering, product development, marketing, and sales personnel, could disrupt our operations and have a material adverse effect on our business. The success of our brands also depends on the commitment of our key personnel. To the extent that any of our key personnel act in a way that does not align with our values, our reputation could be materially adversely affected. See “—Our employees, consultants, third-party providers, partners and competitors could engage in misconduct that materially adversely affects us.”

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. Competition for well-qualified, highly skilled employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. While we have established programs to attract new employees and provide incentives to retain existing employees, particularly our senior management, we cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. Additionally, we believe that our culture and core values have been, and will continue to be, a key contributor to our success and our ability to foster the innovation, creativity and teamwork we believe we need to support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, or if we fail to effectively manage remote work arrangements, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity and retention could suffer, and our business, financial condition and results of operations could be materially adversely affected.

Finally, effective succession planning is also important to our future success. While our remuneration and nomination committee is responsible for overseeing and implementing proper succession plans for the company, if we fail to ensure the effective transfer of senior management knowledge and smooth transitions involving senior management across our various businesses, our ability to execute short and long term strategic, financial and operating goals, as well as our business, financial condition and results of operations generally, could be materially adversely affected.

Our employees, consultants, third-party providers, partners and competitors could engage in misconduct that materially adversely affects us.

Our employees, consultants, third-party providers, partners and competitors could engage in misconduct, including the misuse of data and intentional failures to comply with applicable laws and regulations (including those related to cybersecurity and data privacy or those prohibiting a wide range of pricing, discounting and other business arrangements), report financial information or data accurately or disclose unauthorized activities. Such misconduct could result in legal or regulatory sanctions and cause serious harm to their and our reputation. It is not always possible to identify and deter misconduct by employees, consultants, third-party providers or partners, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, whether or not we are successful in defending against them, we could be exposed to legal liability (including civil, criminal and administrative penalties), incur substantial costs and damage to our reputation and brands, and we could fail to retain key employees. Additionally, any misconduct or perception of misconduct by our members that is attributed to us, our employees, consultants, third-party providers, partners or competitors could seriously harm our business or reputation. See “—Unfavorable media coverage and publicity could damage our brands and reputation, and materially adversely affect our business, financial condition and results of operations” and “—Inappropriate actions by certain of our members could be attributed to us and cause damage to our brands.”

If we fail to offer high-quality customer support, our customer satisfaction may suffer, and it may have a negative impact on our business and reputation.

Many of our members rely on our customer support services to resolve issues, including technical support, billing and subscription issues, which may arise. If demand increases, or our resources decrease, we may be unable to offer the level of support our customers expect. Any failure by us to maintain the expected level of support could reduce member satisfaction and negatively impact our customer retention, our business and reputation.

We currently rely on several key data partners, the agreements with which are terminable by either party at will, and any termination could have a material adverse effect on our revenues, business, financial condition and results of operations.

We generate indirect revenue from key partners through the sale of data insights from the personal data we collect from our members. This revenue represented 16% and 19% of our revenue for the three months ended March 31, 2022 and 2021, respectively, and approximately 17% and 20% of our revenue for the years ended December 31, 2021 and 2020, respectively. Termination of agreements with key partners may adversely impact our future financial performance.

In January 2022, Life360 announced a new partnership agreement with Placer, a provider of anonymized aggregated analytics for the retail ecosystem. As part of this partnership, Placer will provide data processing and analytics services to Life360 and will have the right to commercialize solely aggregated data insights. This partnership marked the beginning of Life360’s exit from its legacy data sales model and transition to commercialize solely aggregated data, while still providing members the option to opt out of even aggregated data sales. In keeping with our vision and consistent with that aggregated data sales model, we are exploring ways, in the future, to enable members to avail themselves of compelling offers and opportunities by enabling our partners to use their data with members’ explicit, affirmative opt-in consent. There is a risk that demand for this aggregated data will decrease, which could adversely impact our ability to renew the agreement upon the expiration of the initial term. There is also a risk that the supply of aggregated data by other parties will increase which may adversely impact our ability to continue to generate revenue from the sale of aggregated data at the end of the current contract term. In addition, under limited circumstances where we may terminate the Placer agreement before the end of the term, we could be liable for termination payments ranging from $5 million to $10 million. In addition, we have agreed to pay Placer liquidated damages in the amount of $20 million if we fail to timely cure a breach of the exclusivity requirements under the agreement.

Our growth strategy includes expanding in international markets which requires significant resources and management attention. Failure to execute on our growth strategy could have an adverse impact on our business, financial condition and results of operations.

We have expanded to new international markets and are growing our operations in existing international markets, which may have very different cultures and commercial, legal, and regulatory systems than the markets in which we predominately operate. We have also hired new team members in many of these markets through professional employer organizations but may directly employ them in the future. This international expansion may:

•	impede our ability to continuously monitor the performance of all of our team members;

•	result in hiring of team members who may not yet fully understand our business, products, and culture; or

•	cause us to expand in markets that may lack the culture and infrastructure needed to adopt our products.

These issues may eventually lead to turnover or layoffs of team members in these markets and may harm our ability to grow our business in these markets. In addition, scaling our business to international markets imposes complexity on our business, and requires additional financial, legal, and management resources. An inability to manage this expansion successfully may have an adverse impact on our business, financial condition and results of operations.

If we cannot maintain our corporate culture as we grow, our business may be harmed.

We believe that our corporate culture has been a critical component to our success and that our culture creates an environment that drives and perpetuates our overall business strategy. We have invested substantial time and resources in building our team, and we expect to continue to hire aggressively as we expand, including with respect to any potential international expansions we may pursue. As we grow and mature, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to recruit and retain personnel and effectively focus on and pursue our business strategy.

We plan to continue to make acquisitions and pursue other strategic transactions, which could impact our business, financial condition and results of operations.

As part of our business strategy, we have made and intend to continue to make acquisitions to add specialized employees and complementary companies, products, services or technologies, and from time to time, may enter into other strategic transactions such as investments and joint ventures. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all, including as a result of regulatory challenges. In some cases, the costs of such acquisitions or other strategic transactions may be substantial, and there is no assurance that we will realize expected synergies from future growth and potential monetization opportunities for our acquisitions or a favorable return on investment for our strategic investments.

We may pay substantial amounts of cash or incur debt to pay for acquisitions or other strategic transactions, which has occurred in the past and could adversely affect our liquidity. The incurrence of indebtedness would also result in increased fixed obligations and increased interest expense and could also include covenants or other restrictions that would impede our ability to manage our operations. In the past, we have granted restricted stock units (“RSUs”) and options to retain employees of acquired companies. We may issue additional equity securities to pay for future acquisitions, which could increase our expenses, adversely affect our financial results, and result in dilution to our stockholders. In addition, any acquisitions or other strategic transactions we announce could be viewed negatively by members, marketers, developers, investors or other stakeholders, which may adversely affect our business or the price of our common stock.

We may also discover liabilities, deficiencies, or other claims associated with the companies or assets we acquire that were not identified in advance, which may result in significant unanticipated costs. The effectiveness of our due diligence review and our ability to evaluate the results of such due diligence are dependent upon the accuracy and completeness of statements and disclosures made or actions taken by the companies we acquire or their representatives, as well as the limited amount of time in which acquisitions are executed. In addition, we may fail to accurately forecast the financial impact of an acquisition or other strategic transaction, including tax and accounting charges. Acquisitions or other strategic transactions may also result in our recording of significant additional expenses to our results of operations and recording of substantial finite-lived intangible assets on our balance sheet upon closing. Any of these factors may adversely affect our financial condition or results of operations.

We may experience operational and financial risks in connection with acquisitions.

We have consummated acquisitions in the past and may continue to seek potential acquisition candidates to add complementary companies, products, services or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. We may experience operational and financial risks in connection with historical and future acquisitions if we are unable to:

•	properly value prospective acquisitions, especially those with limited operating histories;

•	accurately review acquisition candidates’ business practices against applicable laws and regulations and, where applicable, implement proper remediation controls, procedures, and policies;

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successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with our existing operations and systems;

•	overcome cultural challenges associated with integrating employees from the acquired company into our organization;

•	successfully identify and realize potential synergies among acquired and existing businesses;

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fully identify potential risks and liabilities associated with acquired businesses, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties, and other known and unknown liabilities;

•	retain or hire senior management and other key personnel at acquired businesses; and

•	successfully manage acquisition-related strain on our management, operations and financial resources and those of the various brands in our portfolio

Furthermore, we may not be successful in addressing other challenges encountered in connection with our acquisitions. The anticipated benefits of one or more of our acquisitions may not be realized or the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events or trends, which could result in significant impairment charges. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the integration of acquisitions requires significant time and resources, and we may not manage these processes successfully, particularly with respect to companies that have significant operations or that develop products with which we do not have prior experience. We may make substantial investments of resources to support our acquisitions, which would result in significant ongoing operating expenses and may divert resources and management attention from other areas of our business. If we fail to successfully integrate the companies we acquire, we may not realize the benefits expected from the transactions and our business may be harmed.

Our recently completed acquisitions of Jiobit and Tile present numerous risks that may affect our ability to realize the anticipated strategic and financial goals from the acquisitions.

Risks we may face in connection with our acquisitions and integrations of Jiobit and Tile include, among others:

•	We may not realize the benefits we expect to receive from the transactions, including anticipated synergies;

•	We may have difficulties managing Jiobit’s or Tile’s technologies and lines of business or retaining key personnel from Jiobit or Tile;

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The acquisitions may not further our business strategy as we expected, we may not successfully integrate Jiobit or Tile as planned, there could be unanticipated adverse impacts on Jiobit’s or Tile’s business, or we may otherwise not realize the expected return on our investments, which could adversely affect our business or results of operations and potentially cause impairment to assets that we record as a part of an acquisition;

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Our business, financial condition and results of operations may be adversely impacted by (i) claims or liabilities related to Jiobit’s or Tile’s business including, among others, claims from government agencies, terminated employees, current or former members, business partners or other third parties; (ii) pre-existing contractual relationships or lines of business of Jiobit or Tile that we would not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business; (iii) unfavorable accounting treatment as a result of Jiobit’s or Tile’s practices; (iv) intellectual property claims or disputes; and (v) pre-existing lack of controls or difficulty with technical and data integrations resulting in data privacy, data security, and consumer protection risks that could lead to litigation or regulatory investigations or enforcement activity;

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The manufacturing of Tile and Jiobit products is outsourced to a single manufacturer, Jabil, and if the Jabil contract is terminated or not renewed, we would be required to enter into a new agreement with another manufacturer that may not be available on reasonable terms, potentially resulting in new and unexpected operational complexities and costs;

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Jiobit and Tile operate in segments of the commercial market that we have less experience with, including item tracking devices, and expansion of our operations in these segments through the acquisitions could present various integration challenges and result in increased costs and other unforeseen challenges;

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Tile’s employees outside of the United States are employed through professional employer organizations, or directly employed by Tile in the case of employees located in Canada, and we may face new and unanticipated challenges in employing this workforce, including integrating these employees into our existing business units and providing benefits and working conditions that comply with the laws in jurisdictions in which we have not operated before;

•	We may fail to maintain existing agreements with Jiobit and Tile partners and alternative partnerships may not be available on reasonable terms, or at all;

•	We may experience difficulties managing hardware inventories, including tracking movements, supply chain, and associated costs of managing hardware inventories;

•	We may fail to effectively integrate and maintain Jiobit and Tile brands and reputations; and

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We may have failed to identify or assess the magnitude of certain liabilities, shortcomings or other risks in Jiobit’s or Tile’s businesses prior to closing our acquisitions of Jiobit or Tile, which could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, a diversion of management’s attention and resources, and other adverse effects on our business, financial condition and results of operations.

The occurrence of any of these risks could have a material adverse effect on our business, financial condition and results of operations. See “—We may experience operational and financial risks in connection with acquisitions.”

We may be unable to effectively integrate the Jiobit and Tile businesses into our operations.

The acquisitions of Jiobit and Tile, their product lines, and all existing equipment, inventory and facilities present significant challenges for our management team. To be successful, we must effectively and efficiently integrate the Jiobit and Tile businesses into our organization, including the Jiobit and Tile product lines, marketing and distribution systems, production facilities, product development teams, and administrative and finance personnel and policies. We must also implement appropriate operational, financial and management systems and controls. We may encounter significant difficulties in this process, any one or more of which could adversely affect our business. The integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect Life360’s ability to achieve the anticipated benefits of the acquisitions. We will also have a number of non-recurring expenses associated with the acquisitions and integrations of Jiobit and Tile. Life360’s results of operations could also be adversely affected by any issues attributable to Jiobit’s or Tile’s operations that arise or are based on events or actions that occurred before the closing of the acquisitions. Life360 may have difficulty addressing possible differences in corporate cultures and management philosophies. The integration process is subject to a number of uncertainties, and the anticipated benefits may not be realized or, if realized, the timing of their realization may be uncertain.

Because of these and other risks, our acquisitions of Jiobit and Tile could fail to produce the revenue, earnings and business synergies that we anticipate, adversely affecting our business.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may negatively affect our reputation and our business.

We regularly review metrics, including MAUs, Paying Circles, subscription fees paid by Paying Circles for Life360 Premium Memberships, ARPPC, Tile subscriptions and Jiobit subscriptions to evaluate growth trends, measure our performance, and make strategic decisions. Our member metrics are calculated using internal company data gathered on an analytics platform that we developed and operate, have not been validated by an independent third-party and may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our member metrics are also affected by technology on certain mobile devices that automatically runs in the background of our application when another phone function is used, and this activity can cause our system to miscount the member metrics associated with such an account. We continually seek to improve the accuracy of and our ability to track such data but, given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect to continue to encounter challenges, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. In addition, we may improve or change our methodologies for tracking these metrics over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. As a result, while any future periods may benefit from such improvement or change, prior periods may not be as accurate or comparable, or we may need to adjust such prior periods. The methodologies used to measure these metrics require significant judgment and are also susceptible to algorithm or other technical errors. In addition, our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our products and services are used across large populations globally.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. We continually seek to address technical issues in our ability to record such data and improve our accuracy but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, we may be subject to litigation, and our business, financial condition and results of operations could be materially adversely affected.

We have had operating losses each year since our inception and we may not achieve or maintain profitability in the future.

We have incurred operating losses each year since our inception and we may not achieve or maintain profitability in the future. Although Life360’s revenue, excluding Tile and Jiobit revenue, has increased each quarter since 2016, there can be no assurances that it will continue to do so. Our operating expenses may continue to increase in the future as we increase our sales and marketing efforts and continue to invest in the development of products and services. These efforts may be costlier than we expect and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other possible reasons, including reduced demand for our products or services, increased competition, a decrease in the growth or reduction in size of our overall market, or if we fail for any reason to capitalize on our growth opportunities. If we do not achieve or maintain profitability in the future, it could materially adversely affect our business, financial condition and results of operations.

The limited operating history of our newer brands, products and services makes it difficult to evaluate our current business and future prospects.

We seek to tailor each of our brands, products and services to meet the preferences of specific communities of members. Building a given brand, product or service is generally an iterative process that occurs over a meaningful period of time and involves considerable resources and expenditures. Although certain of our newer brands, products and services may experience significant growth over relatively short periods of time, the historical growth rates of these brands and products and services may not be an indication of their future growth rates generally.

We have encountered, and may continue to encounter, risks and difficulties as we build our newer brands and products. The failure to successfully scale these brands, products and services and address these risks and difficulties could adversely affect our business, financial condition and results of operations.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brands, company culture and financial performance may suffer and place significant demands on our operational, risk management, sales and marketing, technology, compliance and finance and accounting resources.

We have experienced rapid growth and demand for our products and services since inception. We have expanded our operations rapidly, including as a result of organic growth and our acquisitions of Jiobit and Tile, and have limited operating experience at our current size. As we have grown, we have increased our employee headcount and we expect headcount growth to continue for the foreseeable future. Further, as we grow, our business becomes increasingly complex and subject to increased demands on our operational, administrative and financial resources. To effectively manage and capitalize on our growth, we must continue to scale our technology infrastructure and systems to support new products and market expansion, expand our sales and marketing, focus on innovative product and services development and upgrade our management information systems and other processes. Our future growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a diffuse and growing employee base. If our management team and other key personnel do not effectively scale with our growth, we may experience erosion to our brands, the quality of our products and services may suffer, and our company culture may be harmed. Moreover, we have been, and may in the future be, subject to legacy claims or liabilities arising from our systems and controls, content or workforce in earlier periods of our rapid development. We must continue to effectively manage challenges relating to maintaining the security of our platform and the privacy and security of the information (including personal information) that is provided and utilized across our platform and implement and maintain adequate financial, business, and risk controls.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the markets in which we operate, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our insurance coverage may be inadequate to cover future claims or losses.

We believe we are adequately covered by our current insurance policies and plan to maintain insurance as we consider appropriate for our needs. However, we will not be insured against all risks, either because the appropriate coverage is not available or because we consider the applicable premiums to be excessive in relation to the perceived benefits that would accrue. Accordingly, we may not be fully insured against all losses and liabilities that may arise from our operations. If we incur uninsured losses or liabilities, the value of our assets may be at risk.

The COVID-19 pandemic or the outbreak of any infectious disease in the United States or worldwide has adversely affected, and could continue to adversely affect, our business.

If another pandemic, epidemic, or outbreak of an infectious disease occurs in the United States or worldwide or if there are new or unforeseen consequences or effects of COVID-19, our business may be harmed. The global spread of COVID-19 has caused general business disruption worldwide since January 2020, creating significant volatility, uncertainty, and economic disruption. We have experienced, and continue to experience, effects of the COVID-19 pandemic, which include switching to operating as a remote-first company with plans to continue as such indefinitely. The extent to which the COVID-19 pandemic, or the outbreak of another infectious disease, ultimately impacts our business cannot be predicted and depends on a number of factors that are constantly evolving, including the emergence of new variants and the availability of effective vaccines.

A public health epidemic or pandemic, including COVID-19, poses the risk that Life360 or its employees, contractors, vendors and other business partners may be prevented or impaired from conducting ordinary course business activities for an indefinite period of time, including due to shutdowns necessitated for the health and well-being of our employees, the employees of business partners, or shutdowns that may be requested or mandated by governmental authorities. In addition, in response to COVID-19, we have taken several precautions that may adversely impact employee productivity, such as temporarily imposing travel restrictions, and temporarily closing office locations.

Most of our employees are currently working remotely with the flexibility to work out of one of our offices. The health of our employees is of primary concern at this time and we may need to take additional precautionary measures to protect the health of our employees as the situation evolves. Our management team’s focus on the ongoing planning for and mitigating the risks of COVID-19 may reduce their time for other initiatives. As the COVID-19 pandemic continues to evolve, it may lead to employee inefficiencies, operational and cybersecurity risks, logistics disruptions, and other circumstances which could have an adverse impact on our business and results of operations. Even after the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that may occur or continue as a result.

COVID-19 has also affected the global supply chain in terms of freight delays, component availability and related price increases. While we have taken measures to minimize the impact of supply chain disruption, if the situation continues or worsens, profit margins and availability of inventory could be negatively affected.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for discretionary items include general economic conditions, consumer confidence in future economic conditions, fears of recession, inflationary pressures, the availability and cost of consumer credit, levels of unemployment, and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our business, financial condition and results of operations.

We are affected by seasonality.

Life360 has historically experienced member and subscription growth seasonality in the third quarter of each calendar year, which includes the return to school for many of our members. Tile has historically experienced revenue seasonality in the fourth quarter of each calendar year, which includes the important selling periods in November (Black Friday and Cyber Monday) and December (Christmas and Hanukkah) in large part to seasonal holiday demand. For example, during the fiscal years ended March 31, 2021 and March 31, 2020, the third quarters accounted for 48% and 39% of Tile’s total revenue, respectively. In the three months ended December 31, 2021 and 2020, Tile generated approximately 31% and 28%, respectively, of our fiscal year total revenue. Accordingly, an unexpected decrease in sales over those traditionally high-volume selling periods may impact our revenue and could also result in surplus inventory and could have a disproportionate effect on our results of operations for the entire fiscal year. Seasonality in our business can also be affected by introductions of new or enhanced products and services, including the costs associated with such introductions.

We derive a portion of our revenues from lead generation offerings. If we are unable to continue to compete for these lead generation offerings, or if any events occur that negatively impact our relationships with potential advertising partners, our advertising revenues and results of operations will be negatively impacted.

We generate a portion of our revenue by delivering product offerings from partners to members in contextually relevant ways that do not feel like advertisements. Currently, lead generation at Life360 is limited to displaying auto insurance offers in the Life360 app after the member has indicated they are interested in receiving such offers by clicking on the advertisement within the app. These lead generation advertisements are broadly displayed to all members and our partners bid for advertisement placements by setting a budget for a driving score tier. Individual driving scores are not provided to advertisers. In the future, we may offer additional third-party solutions through lead generation.

We are developing additional functionality within the Life360 app to enable members to control the use of their data including to opt-out of lead generation offers. There is a risk that members may not engage with the lead generation offering at the scale necessary for potential advertising partners to spend any of their advertising budget on the lead generation offering. There is a risk that advertisers will not utilize the lead generation offering. A failure to grow the lead generation offering may have a material adverse impact on our business, financial condition and results of operations.

Our operating margins may decline as a result of increasing product costs and inflationary pressures.

Our business is subject to significant pressure on pricing and costs caused by many factors, including intense competition, the cost of components used in our products, labor costs, constrained sourcing capacity, inflationary pressure, pressure from subscribers to reduce the prices we charge for our products and services, and changes in consumer demand. Costs for the raw materials used in the manufacture of our products are affected by, among other things, energy prices, consumer demand, fluctuations in commodity prices and currency, and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials used to manufacture our products or in the cost of labor and other costs of doing business in the United States and internationally could have an adverse effect on, among other things, the cost of our products, gross margins, results of operations, financial condition and cash flows. Moreover, if we are unable to offset any decreases in our average selling price by increasing our sales volumes or by adjusting our product mix, our business, financial condition and results of operations may be harmed.

The unaudited pro forma financial information included in this Registration Statement may not be representative of our future financial condition and results of operations.

The pro forma financial information contained in this Registration Statement is unaudited and is based, in part, on certain estimates and assumptions that we believe are reasonable. Our estimates and assumptions may not prove to be accurate over time. For example, we have made a preliminary allocation of the estimated purchase price paid as compared to the net assets acquired in the Tile Acquisition, as if the Tile Acquisition had closed on the dates indicated in the applicable pro forma presentations. When the actual calculation and allocation of the purchase price to net assets acquired is performed, it will be based on the net assets assumed at the effective date of the Tile Acquisition and other information at that date to support the allocation of the fair values of Tile’s assets and liabilities. Accordingly, the actual amounts of net assets will vary from the pro forma amounts, and the final valuation of Tile may be materially different than as reflected in the unaudited pro forma financial data contained herein. See our Unaudited Pro Forma Condensed Combined Financial Data and the notes thereto included in Item 13 of this Registration Statement. As a result of the foregoing, the unaudited pro forma financial information contained in this Registration Statement may not accurately reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future. The challenge of integrating previously independent businesses makes evaluating our business and our future financial prospects difficult.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents provided by sales of our subscriptions will be sufficient to meet our anticipated cash needs and business objectives for at least the next 12 months. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, the timing and the amount of cash received from subscribers, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings, and the continuing market adoption of our platform. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, services, and technologies. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services, and operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Any such additional funding may not be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our common stock could suffer significant dilution, and any new shares we issue could have rights, preferences, and privileges superior to those of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The accounting method for our outstanding convertible notes, embedded derivatives and other similar financial instruments could have a material effect on our reported financial results.

Our outstanding convertible notes, embedded derivatives and other similar financial instruments, which require mark-to-market accounting treatment and could result in a gain or loss on a quarterly basis with regards to the mark-to-market value of that feature. Such accounting treatment could have a material impact on, and could potentially result in significant volatility in, our quarterly results of operations. In addition, we may be required to make cash payments upon the termination of any of these derivative contracts.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes appearing elsewhere in this Form 10. We base our estimates on short duration historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Life360 Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Management Estimates” and “Tile Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Management Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments for the Company involve: revenue recognition, subscription revenue arrangements with multiple performance obligations, sale incentives, other revenue, costs capitalized to obtain contracts, stock-based compensation expense, common stock valuations, inventory valuation and income tax. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Risks Related to Privacy and Cybersecurity

We are subject to laws and regulations concerning data privacy, data security, consumer protection, advertising, tracking, targeting and the protection of minors and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could result in regulatory investigations, claims (including class action or similar lawsuits), monetary penalties, changes to our business practices, reputational damage, increased cost of operations, or declines in member growth or engagement, or otherwise materially and adversely harm our business, financial condition and results of operations.

We collect, store, use, share and otherwise process data, some of which contain personal information about individuals including, among other things, the contact details, network details, payment information, biometric data, and precise geolocation data of individuals such as our members, employees and partners (and their devices), as well as information collected from children and minors under age 16 and their devices. We are therefore subject to U.S. (federal, state, local) and international laws and regulations regarding data privacy and security and the processing of personal information and other data from members, employees or business partners, and these laws and regulations are constantly evolving and being tested in courts and by regulators. The regulatory framework for privacy, data protection and information security, both nationally and worldwide and the interpretations of existing laws and regulations is likely to continue to be uncertain, and current or future legislation or regulations in the United States and other jurisdictions, or new interpretations of existing laws and regulations, could significantly restrict or impose conditions on our ability to process data and increase notice or consent requirements, including before we can utilize certain advertising technologies.

Our business involves the collection and processing of different categories of personal information, including precise geolocation data and children’s data, which are considered to be particularly sensitive and high risk by regulators. In particular, the processing of precise location data and children’s data is afforded special protections under U.S. and international privacy laws. In the EEA and the UK, for example, the collection and use of children’s data and location data by companies are particular focus areas for enforcement by local data protection regulators. The processing of sensitive data categories could subject us to increased risk of regulatory investigations, litigation, media scrutiny and negative public relations. Given that we allow global access to our products and services, with the Life360 app and Tile app currently being available for download in over 170 countries through the Apple App Store and over 130 countries through the Google Play Store as of March 31, 2022, which may result in local privacy laws applying and given the rapidly evolving privacy regulatory landscape and increasingly strict interpretation and enforcement of the same, our privacy governance, internal controls, disclosures, member interfaces and other compliance measures may not be deemed adequate for the sensitivity of our data processing and sharing activities in all jurisdictions in which our services are available. We are in the process of strengthening our enterprise-wide privacy program, instituting reforms and adding additional controls around privacy by extending policies and practices followed at Tile and Jiobit to group level, but our compliance program now, or in the future, may not be sufficient to fully mitigate compliance risk or ensure compliance with applicable global data privacy and data protection laws and regimes.

In the United States, we are subject to numerous federal, state and local data privacy and security laws and regulations governing the processing of information about individuals, including federal and state data privacy laws, marketing and communications laws, laws regarding credit reports, data breach notification laws, and consumer protection laws. For example, the Federal Trade Commission (“FTC”) and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of personal information. Such standards require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. If such information that we publish is, or is considered to be, untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to potential regulatory or other legal action, significant liabilities and other consequences. Moreover, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. Moreover, some states, such as California and Massachusetts, have passed specific laws mandating reasonable security measures for the handling of consumer data. Further, privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us.

Providers of online websites, applications and services, like us, are subject to various laws, regulations and other requirements relating to unfair and deceptive practices, the protection of minors, stalking and surveillance, and notice and consent obligations, for example in connection with subscriptions and autorenewal payment terms, communications and advertising through email, telephonic calls or text messages, children’s privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions. We are subject to COPPA which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. COPPA is subject to interpretation by courts and other governmental authorities, including the FTC, and the FTC is authorized to promulgate, and has promulgated, revisions to regulations implementing provisions of COPPA, and provides non-binding interpretive guidance regarding COPPA that changes periodically with little or no public notice. COPPA may be enforced by States Attorneys General or the FTC, which is empowered to impose statutory monetary penalties of up to $46,517 per violation as well as injunctive and equitable relief for violations. Although we strive to ensure that our business and mobile application are compliant with applicable COPPA provisions, these provisions may be modified, interpreted, or applied in new manners that we may be unable to anticipate or prepare for appropriately, and we may incur substantial costs or expenses in attempting to modify our systems, platform, applications, or other technology to address changes in COPPA or interpretations thereof. If we fail to accurately anticipate the application, interpretation or legislative expansion of COPPA we could be subject to governmental enforcement actions, litigation, fines and penalties, non-monetary obligations that may negatively affect our business. For example, the FTC has reached stipulated judgments or agreed decisions and orders as a result of enforcement actions against other companies, in which such stipulated judgments or orders mandate changes to the ways in which companies provide notice to or receive consents from members related to such companies’ data practices, and/or require deletion or restrict usage of data, augmentation of privacy controls, and/or payment of fines and penalties in cases where financial remedies are legally available, such as matters involving violations of COPPA. Such FTC stipulated judgments and agreed decisions and orders typically involve costly consent decrees with a term of up to 20 years, which require strict adherence to these data processing requirements and restrictions, and periodic third-party auditing of the company’s adherence to such standards. In addition, any such action could result in adverse publicity and we could be in breach of our client contracts and our clients could lose trust in us, which could harm our reputation and business.

Our communications with our members are subject to certain laws and regulations, including the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act of 2003, the Telephone Consumer Protection Act of 1991 (the “TCPA”), and the Telemarketing Sales Rule and analogous state laws, that could expose us to significant damages awards, fines and other penalties that could materially impact our business. For example, the TCPA imposes various consumer consent requirements and other restrictions in connection with certain telemarketing activity and other communication with consumers by phone, fax or text message. The CAN-SPAM Act and the Telemarketing Sales Rule and analogous state laws also impose various restrictions on marketing conducted use of email, telephone, fax or text message. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these communications and marketing platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties. In addition, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches.

In addition, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. Such legislation includes the CCPA, which came into force in 2020, creates new data privacy rights for California consumers and imposes obligations on companies like us that process their personal information. Among other things, the CCPA gives California consumers the right to access and delete their personal information and receive detailed information about how their personal information is used and shared. The CCPA also provides California consumers the right to opt-out of certain sales of personal information and may restrict the use of cookies and similar technologies for advertising purposes. The law also prohibits covered businesses from discriminating against consumers (for example, by charging more for services) for exercising any of their CCPA rights. The CCPA imposes statutory damages of up to $2,500 for each violation, which increases to $7,500 if the violation is deemed “intentional,” for certain violations of the law as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. Additionally, California voters approved a new privacy law, the CPRA, creating obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. The CPRA will significantly modify the CCPA, including by expanding consumers’ rights and establishing a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. With CPRA regulations and enforcement actions still pending, the proper interpretation and implementation of aspects of the CCPA and CPRA remain unclear, resulting in further uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses in an effort to comply.

The CCPA and CPRA have encouraged other states to pass or propose comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to our business. For example, the VCDPA and the CDPA will go into effect in 2023 and will impose obligations similar to or more stringent than those we may face under other data privacy and security laws. The CPRA, VCDPA, CDPA and UCAP introduce new and additional compliance obligations with respect to the collection and use of “sensitive” personal information, including precise geolocation data and information relating to children and minors under 16. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States, and the enactment of such laws could have potentially conflicting requirements that would make compliance challenging and cost- and time-intensive, and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.

Moreover, in connection with our parental consent mechanism provided through a third-party vendor, we may be subject to certain U.S. state laws regarding the processing of biometric identifiers, including the Illinois Biometric Information Privacy Act (the “BIPA”), which applies to the collection and use of “biometric identifiers” and “biometric information,” which include finger and face prints. A business required to comply with the BIPA is not permitted to sell, lease, trade or otherwise profit from biometric identifiers or biometric information it collects, and is also under obligations to have a written policy with respect to the retention and destruction of all biometric identifiers and biometric information; ensure that it informs the subject of the collection and the purpose of the collection and obtains consent for such collection; and obtain consent for any disclosure of biometric identifiers or biometric information. Individuals are afforded a private right of action under the BIPA and may recover statutory damages equal to the greater of $1,000 or actual damages and reasonable attorneys’ fees and costs. Several class action lawsuits have been brought under the BIPA, as the statute is broad and still being interpreted by the courts.

In addition, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent with each other, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security incident, including a breach. Regardless of our contractual protections, any actual or perceived security incident or breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

We are subject to the EU GDPR and applicable national supplementing laws and to the UK GDPR and the UK Data Protection Act 2018, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The EU GDPR and UK GDPR impose a strict data protection compliance regime including: maintaining a record of data processing; providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); obtaining consent or relying on an alternative legal basis to justify data processing activities, including, for example, with respect to processing geolocation data and children’s data for marketing and other purposes; conducting data privacy impact assessments where processing is likely to result in a high risk to the rights and freedoms of individuals (including children); complying with specific obligations, including statutory codes of practice, regarding the collection and use of personal data relating to children such as regarding default privacy settings; ensuring appropriate safeguards are in place where personal data is transferred out of the EEA and the UK; complying with rights for data subjects in regard to their personal data (including data access, erasure and portability); notifying data protection regulators, and in certain cases, affected individuals, of significant data breaches; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

We are also subject to EU rules with respect to cross-border transfers of personal data from the EEA and the UK. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, including specifically to the United States. On July 16, 2020, the CJEU invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the EU Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances and transfers must be assessed on a case by case basis. U.S. and EU officials are actively seeking a solution to replace the personal data transfer mechanism struck down by the CJEU. On March 25, 2022, the U.S. and the European Commission committed to the Trans-Atlantic Data Privacy Framework to enable trans-Atlantic data flows and address the concerns raised by the CJEU in its July 2020 opinion. There is no clear timeline for the enactment of this new framework. Moreover, once enacted the new framework is likely to be subject to legal challenges and may be struck down by the CJEU. To safeguard our data transfers from the EEA and the UK to third parties in other jurisdictions, including the United States, we currently utilize standard contractual contracts approved by the EU Commission. Both the EU Commission and UK government have published revised standard contractual clauses for data transfers from the EEA and UK respectively, and we will need to implement the revised standard contractual clauses, in relation to relevant vendor/partner arrangements, within the relevant time frames.

Further, regulatory authorities are taking enforcement action with respect to data exports. For example, the Austrian and French regulators have found that the use of Google analytics is in breach of the EU GDPR’s data transfer provisions (on the basis that sufficient safeguards are not in place to ensure that the transferred data to Google in the United States has a level of protection essentially equivalent to that in the EU), and the Irish regulator has issued a draft decision requiring Meta to suspend the transfer of personal data from the EU to the United States. As regulators issue further orders and guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and continue taking enforcement action, we could suffer increased costs to ensure compliance as well as additional complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we make our apps available for download, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operations.

Fines for certain breaches of the EU GDPR can result in fines of up to the greater of EUR 20 million or 4% of total global annual turnover, and fines for certain breaches of the UK GDPR can result in fines of the greater of GBP 17.5 million or 4% total global annual turnover. As we are under the supervision of local data protection authorities in both the UK and the EEA, we may be fined under both the EU GDPR and UK GDPR for the same breach. In addition to the foregoing, a breach of the EU GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, assessment notices (for a compulsory audit) and/or litigation (including class actions).

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. In the EU and the UK, regulators are increasingly focusing on compliance with current national laws that implement the ePrivacy Directive. Informed consent is required for the placement of certain cookies or similar tracking technologies that store information on, or access information stored on, an individual’s device for direct electronic marketing. Consent is tightly defined and includes prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. The ePrivacy Directive may be replaced by an EU regulation known as the ePrivacy Regulation that will significantly increase fines for non-compliance. While the text of the ePrivacy Regulation is still under development, recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. If the trend of increasing enforcement by regulators of the strict approach in recent decisions and guidance continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target members, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand members.

We depend on a number of third parties in relation to the operation of our business, a number of which process personal information on our behalf. We have a policy in place to mitigate the associated risks of using third parties by entering into contractual arrangements directing providers to only process personal information according to our instructions, and to have appropriate technical and organizational security measures in place. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above.

Further, because we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard (the “PCI Standard”), issued by the Payment Card Industry Security Standards Council, with respect to payment card information. The PCI Standard contains compliance guidelines with regard to our and our payment processors’ security surrounding the physical and electronic storage, processing and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our and our payment processors’ operations. Any material interruptions or failures in our payment related systems could have a material adverse effect on our business, results of operations and financial condition. If there are amendments to the PCI Standard, the cost of recompliance could also be substantial and we may suffer loss of critical data and interruptions or delays in our and our payment processors’ operations as a result. If we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our business.

Given that we allow global access to our products and services, the evolving privacy law landscape and uncertain interpretation and enforcement of such laws, we may not comply with the rapidly changing data privacy and data security laws, regulations, policies and legal obligations discussed above, and any current compliance is subject to change based on this shifting landscape. We are in the process of strengthening and documenting our data privacy and security compliance program and therefore may not be in compliance with all data governance and other requirements under applicable data privacy and data security laws, regulations, policies and legal obligations. Moreover, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, policies, legal obligations, or industry codes of conduct may be passed, or existing laws, policies, legal obligations, or industry codes of conduct may be interpreted in such a way that could prevent us from being able to offer services to individuals located in a certain jurisdiction or may make it costlier or more difficult for us to do so. It is also possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all our products for an extended period of time or indefinitely. The costs of complying with these laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows and our geographic scope and member base expands. The impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to members or other third parties, or any laws or regulations concerning data privacy, data security, consumer protection, and protection of minors; or any compromise of security that results in the unauthorized release or transfer of personal information or other member data, may result in governmental investigations or enforcement actions, monetary penalties or fines, litigation, claims (including class actions), public statements against us by consumer advocacy groups or others, or negative media coverage and could result in significant liability, cause our members to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows and our geographic scope expands. Additionally, if third parties we work with, such as our service providers or data sharing partners, violate applicable laws, regulations, or our contractual agreements, such violations may put our members’ and/or employees’ data at risk, which could result in governmental investigations or enforcement actions, fines, litigation, claims (including class action claims) or public statements against us by consumer advocacy groups or others or negative media coverage and could result in significant liability, cause our members to lose trust in us, and otherwise materially and adversely affect our reputation and business. The impact of these laws and regulations could disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Further, public scrutiny of, or complaints about, technology companies or their data handling or data privacy and security practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Providers of online websites, applications and services are subject to various laws, regulations and other requirements relating to unfair and deceptive practices, the protection of minors, stalking and surveillance, and notice and consent obligations (for example in connection with subscriptions and autorenewal payment terms, communications and advertising through email, telephonic calls or text messages) which, if violated, could subject us to an increased risk of litigation and regulatory actions.

Children’s privacy has been a regular focus of regulatory enforcement activity and subjects our business to potential liability that could adversely affect our business, financial condition and results of operations. The FTC and state attorneys general in the United States have in recent years increased enforcement of COPPA. In addition, the EU GDPR prohibits certain processing of personal information of children under the age of 13 to 16 (depending on jurisdiction) without parental consent. The CCPA requires companies to obtain the consent of children in California under the age of 16 (or parental consent for children under the age of 13) before selling their personal information. In addition, several jurisdictions have issued enforceable codes for designing online services that will be used by children. Our services include the collection of data, including personal information and precise geolocation data, directly from devices associated with children, which fall within the scope of these child privacy laws, regulations and requirements.

We are at present, and have been in the past, subject to regulatory inquiries relating to our business practices, including those related to data processing activities, and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business, financial condition and results of operations.

From time to time, we receive inquiries from regulatory authorities regarding our compliance with laws and regulations, including those related to data privacy, consumer rights and compliance with privacy laws. We are presently the subject of multiple inquiries or investigations by regulatory authorities related to our data processing practices and compliance with laws and regulations.

Given the increased regulatory scrutiny by regulatory authorities such as the FTC, U.S. state Attorneys General, data protection authorities and supervisory authorities with respect to the processing of consumer personal information (and especially regarding geolocation-based information and information about children and minors), we expect to continue to be the subject of regulatory inquiries in the future by regulators domestically and internationally. Any such inquiry could result in further investigations or proceedings and adverse publicity alleging misconduct and may lead to increased scrutiny or actions taken by regulatory authorities into alleged but unproven conduct which could harm our reputation and business. We cannot predict the outcome of any particular inquiry at this time. If, as a result of any such regulatory investigation or inquiry, our data processing practices are found to have violated existing law or regulation, we could be liable for substantial monetary fines, in addition to a potential injunction, court costs and fees. If, as a result of a regulatory investigation or inquiry, we are found to have failed to comply with a privacy or consumer protection law or regulation, we could be subject to adverse publicity and our members could lose trust in us, which could harm our reputation and business.

In addition, it is possible that any future order issued by, or settlement entered into with, a regulatory authority could cause us to incur substantial costs, reputational harms, or require us to change our business practices in a manner materially adverse to our business, financial condition or results of operations.

Security breaches of our networks, systems or applications, improper unauthorized access to or disclosure of our proprietary data or member data, including personal information, other hacking and phishing attacks on our systems or service, or other cyber incidents could disrupt our services or compromise sensitive information related to our business and/or personal information processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business, financial condition and results of operations.

Our products and services, and the operation of our business, involve the collection, storage, processing, and transmission of data, including personal information, such as precise geolocation data and information relating to children and minors under 16 and their devices. The information systems that store and process such data are susceptible to increasing threats of continually evolving cybersecurity risks that become more complex over time and generally are not recognized until launched against a target. As a result, we and our third-party service providers may be unable to anticipate these techniques or implement adequate preventative measures in a timely enough manner to prevent either an electronic intrusion into our systems or services or a compromise of customer data or other confidential information, and we and they may face difficulties or delays in identifying or otherwise responding to any potential security breach or incident. In particular, our industry is prone to cyber-attacks by third parties seeking unauthorized access to confidential or sensitive data, including member personal information, or to disrupt our ability to provide services. We and companies in our industry face an ever-increasing number of threats to our information systems from a broad range of threat actors, including foreign governments, criminals, competitors, computer hackers, cyber terrorists and politically motivated groups or individuals, and we have previously experienced various attempts to access our information systems. These threats include physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, contractors, consultants, and/or other third parties with otherwise legitimate access to our systems, website or facilities, or from cyber-attacks by malicious third parties which could breach our data security and disrupt our systems. The motivations of such actors may vary, but breaches that compromise our information technology systems or the personal information processed on such systems can cause interruptions, delays or operational malfunctions, which in turn could have a material adverse effect on our business, financial condition and results of operations and prospects. The security measures we have integrated into our internal systems and platform, which are designed to detect unauthorized intrusions or activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our internal networks and platform against certain attacks and other security incidents and attacks of varying degrees from time to time. For example, we were one of many of Codecov’s customers that were impacted by a supply-chain attack on Codecov’s servers. This attack resulted in unauthorized access to, and copying of, certain of our source code repositories. Based on the contents of those repositories, we do not believe such unauthorized access and copying resulted in the exposure of our material intellectual property or any customer data, or had any impact on our own products or services. Such breach does highlight, along with other recent supply-chain attacks against other companies such as Solar Winds, the growing risk of compromise of owned and third-party software. In the future, we could experience a similar style attack or could become the subject of one through a supply chain compromise.

In addition, the risks related to a security breach or disruption, including through, a distributed denial-of-service attack, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking, have become more prevalent in our industry and have generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments.

Such security incidents and disruptions may occur on our systems in the future. We also regularly encounter attempts to create false or undesirable member accounts or take other actions on our platform for objectionable ends. We cannot guarantee that we will not experience material or adverse effects from any future incident. As a result of our prominence, the size of our member base, the volume of personal information on our systems, and the evolving nature of our products and services (including our efforts involving new and emerging technologies), we may be a particularly attractive target for such attacks, including from highly sophisticated, state-sponsored, or otherwise well-funded criminal actors.

Our efforts to address undesirable activity on our platform also increase the risk of retaliatory attacks. Such breaches and attacks on us or our third-party service providers may cause interruptions to the services we provide, degrade the member experience, cause members or marketers to lose confidence and trust in our products and decrease the use of our products or stop using our products in their entirety, impair our internal systems, or result in financial harm to us. Any failure to prevent or mitigate security breaches and unauthorized access to or disclosure of our data or member data, including personal information, content, or payment information from members, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could subject us to legal liability and penalties, harm our business and reputation and diminish our competitive position. We may incur significant costs in protecting against or remediating such incidents and as cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Our efforts to protect our confidential and sensitive data, the data of our members or other personal information we receive, and to prevent or disable undesirable activities on our platform, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance, including defects or vulnerabilities in our service providers’ information technology systems or offerings; government surveillance; breaches of physical security of our facilities or technical infrastructure; or other threats that may surface or evolve.

In addition, third parties may attempt to fraudulently induce employees or members to disclose information in order to gain access to our data or our members’ data, including account credentials, such as member names, passwords, or other information that could compromise the security of our internal networks, electronic systems, or physical facilities in order to gain access to our systems, services, data or our members’ data, which could result in significant legal and financial exposure, a loss of confidence in the security of our platform, interruptions, or malfunctions in our operations, account lock outs, and, ultimately, harm to our business, financial condition and results of operations. Cyber-attacks continue to evolve in sophistication and volume and may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and member data, to prevent data loss, to disable undesirable accounts and activities on our platform, these measures may not be successful, anticipate or detect all cyber-attacks or other breaches, or that we will be able to react to cyber-attacks or other breaches in a timely manner, or that our remediation efforts will be successful. We may incur significant costs in connection with such remediation efforts, including the costs of notifying applicable regulators and affected members, or offering credit monitoring services. We may also incur significant legal and financial exposure, including legal claims, higher transaction fees and insurance policy rates, and regulatory fines and penalties as a result of any compromise or breach of our systems or data security, or the systems and data security of our third-party providers. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, some of our partners may receive or store information provided by us or by our members through mobile or web applications integrated with our applications and we use third-party service providers to store, transmit and otherwise process certain confidential, sensitive or personal information, including precise geolocation data and information relating to children and minors under 16 and their devices, on our behalf. If these third parties fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our members’ data may be improperly accessed, used, or disclosed, which could subject us to legal liability. We cannot control such third parties and cannot guarantee that a security breach will not occur on their systems. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brands, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

While our insurance policies include liability coverage for certain of these matters, subject to retention amounts that could be substantial, if we experience a significant security incident, we could be subject to liability or other damages that exceed our insurance coverage and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We are subject to a number of risks related to data security breaches and fraud that third parties experience or additional regulation, any of which could materially adversely affect our business, financial condition and results of operations.

In addition to purchases through the Apple App Store and the Google Play Store, we accept payment from our subscribers through credit card transactions processed through a third party as well as third-party online payment service providers and mobile payment platforms. The ability to access credit card information on a real-time basis without having to proactively reach out to the consumer each time we process an auto-renewal payment or a payment for the purchase of a premium feature on any of our products is critical to our success and a seamless experience for our subscribers.

When a third party experiences a data security breach involving credit card information, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third party, the more sizable the third-party’s customer base and the greater the number of credit card accounts impacted, the more likely it is that our subscribers would be impacted by such a breach. To the extent our subscribers are ever affected by such a breach experienced by a third party, affected subscribers would need to be contacted to obtain new credit card information and process any pending transactions. It is likely that we would not be able to reach all affected subscribers, and even if we could, some subscribers’ new credit card information may not be obtained and some pending transactions may not be processed, which could materially adversely affect our business, financial condition and results of operations.

Even if our subscribers are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their credit cards online and choose alternative payment methods that are not as convenient for us or restrict our ability to process payments without significant cost or member effort. Any data security breach or fraud experienced by third parties we partner with may cause us reputational harm which may materially adversely affect our business, financial condition and results of operations.

Finally, the passage or adoption of any legislation or regulation affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments may materially adversely affect our business, financial condition and results of operations. Legislation or regulation regarding the foregoing, or changes to existing legislation or regulation governing subscription payments, are being considered in many states in the United States. While we monitor and attempt to comply with these legal developments, we have been in the past, and may be in the future, subject to claims under such legislation or regulation.

Risks Related to Our Technology and Intellectual Property

Our success depends, in part, on the integrity of third-party systems and infrastructures and on continued and unimpeded access to our products and services on the internet.

We rely on third parties to maintain and support our information technology infrastructure, obtain mapping services and collect, process and analyze certain data. If an agreement with a key supplier is terminated or disrupted, Life360’s operations and financial performance could be adversely impacted. In particular, we rely on contracts with AWS for the provision of our computing, network, database, software development platforms and software infrastructure. We procure mapping services from Google and Apple. Additionally, Jiobit uses GCP for some of its functionality. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by AWS and GCP, and currently rely on such providers for the vast majority of our primary data storage and computing. If the AWS contract, GCP contract, or contracts with other key suppliers in the future are terminated or suffer a disruption for any reason, our business, financial condition and results of operations could be materially adversely impacted.

We have entered into an agreement to license from Arity 875, LLC (“Arity”) its application program interfaces, including the Arity Driving Engine API, which we integrate into our products and services. Pursuant to the Arity Agreement, we are required to exclusively obtain such services from Arity during the term of the Arity Agreement.

We have also entered into an emergency roadside assistance servicing agreement under which Signature Motor Club, Inc. provides Roadside Assistance on our behalf. If Signature Motor Club were to terminate the agreement, we would be required to engage another third party to provide roadside assistance services and an alternative service by another third party may not be available on reasonable terms, or at all, and such change to an alternative third party may be costly and disruptive, and may have an adverse impact on our business, financial condition and results of operations.

We have also partnered with AvantGuard Monitoring Centers LLC (“AvantGuard”) to provide access to AvantGuard’s emergency alert response services to our Life360 Gold and Life360 Platinum subscribers. In the event Life360 detects a crash, Life360 will trigger an alert to AvantGuard, who will call the subscriber and/or dispatch emergency services to the subscriber’s location. If AvantGuard were to terminate the agreement, we would be required to engage another third party to provide emergency alert response services and an alternative service by another third party may not be available on reasonable terms, or at all, and such change to an alternative third party may be costly and disruptive, and may have an adverse impact on our business, financial condition and results of operations.

Similarly, under our warranty program agreement with Cover Genius Warranty Services, LLC (“Cover Genius”), Cover Genius administers warranties and service contracts on behalf of Tile. If the Cover Genius contract was terminated or not renewed, Tile would be required to enter into a new warranty program agreement and such agreement may not be available on reasonable terms, or at all, and could be disruptive and costly, and may have an adverse impact on Tile’s business, financial condition and results of operations.

We also rely on data center service providers (such as colocation providers), as well as third-party payment processors, computer systems, internet transit providers and other communications systems and service providers, in connection with the provision of our products generally, as well as to facilitate and process certain transactions with our subscribers. We do not control these third-party providers, and we cannot guarantee that such third-party providers will not experience system interruptions, outages or delays, or deterioration in the performance. While we typically control and have access to the servers we operate in co-location facilities and the components of our custom-built infrastructure that are located in those co-location facilities, we control neither the operation of these facilities nor our third-party service providers. Furthermore, we have no physical access or control over the services provided by AWS or GCP. Data center leases and agreements with the providers of data center services expire at various times. The owners of these data centers and providers of these data center services may have no obligation to renew their agreements with us on commercially reasonable terms, or at all.

Problems or insolvency experienced by third-party service providers upon whom we rely, the telecommunications network providers with whom we or they contract or with the systems through which telecommunications providers allocate capacity among their customers could also materially adversely affect us. Any changes in service levels at our data centers, any third-party “cloud” computing services, or payment processors or any interruptions, outages or delays in our systems or those of our third-party providers, or deterioration in the performance of these systems, could impair our ability to provide our products or process transactions with our subscribers, which could materially adversely impact our business, financial condition, results of operations and prospects. Further, if the data centers and third-party service providers that we use are unable to keep up with our growing needs for capacity, or if we are unable to renew our agreements with data centers, and service providers on commercially reasonable terms, we may be required to transfer servers or content to new data centers or engage new service providers, and we may incur significant costs, and possible service interruption in connection with doing so. Additionally, if we need to migrate our business to different third-party data center service providers or payment aggregators as a result of any such problems or insolvency, it could delay our ability to process transactions with our subscribers. Any changes in third-party service levels at data centers or any real or perceived errors, defects, disruptions, or other performance problems with our platform could harm our reputation and may result in damage to, or loss or compromise of, our members’ content. See “—Security breaches of our networks, systems or applications, improper unauthorized access to or disclosure of our proprietary data or member data, including personal information, other hacking and phishing attacks on our systems or service, or other cyber incidents could disrupt our services or compromise sensitive information related to our business and/or personal information processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business, financial condition and results of operations.”

In addition, we depend on the ability of our members to access the internet with high-bandwidth data capabilities. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of member access to our products or services, which would, in turn, negatively impact our business. The adoption or repeal of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our financial condition and results of operations.

Our success depends, in part, on the integrity of our information technology systems and infrastructures and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.

In order for us to succeed, our information technology systems and infrastructures must perform well on a consistent basis. Our products and systems rely on software and hardware that are highly technical and complex and depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. We may in the future experience system interruptions that make some or all of our systems or data temporarily unavailable and prevent our products from functioning properly for our members; any such interruption could arise for any number of reasons, including software bugs and human errors. Further, our systems and infrastructures are vulnerable to damage from fire, power loss, hardware and operating software errors, cyber-attacks, technical limitations, telecommunications failures, acts of God, the financial insolvency of third parties that we work with, global pandemics and other public health crises, such as the COVID-19 pandemic, and other unanticipated problems or events. While we have backup systems in place for certain aspects of our operations, not all of our systems and infrastructures are fully redundant. Disaster recovery planning can never account for all possible eventualities and even if we anticipate an incident, our incident response, business continuity and disaster recovery plans may not be sufficient to timely and effectively address the issue, and our property and business interruption insurance coverage may not be adequate to compensate us fully for any losses that we may suffer. Any interruptions or outages, regardless of the cause, could negatively impact our members’ experiences with our products, tarnish our brand reputations and decrease demand for our products, any or all of which could materially adversely affect our business, financial condition and results of operations. Moreover, even if detected, the resolution of such interruptions may take a long time, during which customers may not be able to access, or may have limited access to, the service. See “—Security breaches of our networks, systems or applications, improper unauthorized access to or disclosure of our proprietary data or member data, including personal information, other hacking and phishing attacks on our systems or service, or other cyber incidents could disrupt our services or compromise sensitive information related to our business and/or personal information processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business, financial condition and results of operations.”

We also continually work to expand and enhance the efficiency and scalability of our technology and network systems to improve the experience of our members, accommodate substantial increases in the volume of traffic to our various products, ensure acceptable load times for our products and keep up with changes in technology and member preferences. Any failure to do so in a timely and cost-effective manner could materially adversely affect our members’ experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could materially adversely affect our business, financial condition and results of operations.

We may fail to adequately obtain, protect and maintain our intellectual property rights or prevent third parties from making unauthorized use of such rights.

Our intellectual property is a material asset of our business and our success depends in part on our ability to protect our proprietary rights and intellectual property. For example, we rely on a combination of intellectual property rights, including patents, trademarks, designs, copyrights, related domain names, social media handles and logos to market our brands and to build and maintain brand loyalty and recognition. We also rely upon proprietary technologies and trade secrets, as well as a combination of laws and contractual restrictions, including confidentiality agreements with employees, customers, suppliers, affiliates and others, to establish, protect and enforce our various intellectual property rights.

We have in the past sought to register and we expect to continue to apply to register and renew, or secure by contract where appropriate, material trademarks and service marks as they are introduced and used, and reserve, register and renew domain names and social media handles as we deem appropriate. We rely on our trademarks and trade names to identify our platform and to differentiate our platform and services from those of our competitors, and if our trademarks and trade names are not adequately protected, then third parties may use trade names or trademarks similar to ours in a manner that may cause confusion in the market and we may not be able to build and maintain sufficient brand recognition in our markets of interest, which could decrease the value of our brand and adversely affect our business, financial condition and results of operations. Effective trademark protection may not be available or may not be sought in every country in which our products and services are made available, or in every class of goods and services in which we operate, and contractual disputes may affect the use of marks governed by private contract. Our trademarks, tradenames or other intellectual property rights may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Further, at times, competitors may have already registered or otherwise adopted trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Similarly, not every variation of a domain name or social media handle may be available or be registered by us, even if available. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands using our various domain names and social media handles, as well as impede our ability to effectively compete against competitors with similar technologies or products, any of which could materially adversely affect our business, financial condition and results of operations.

We have received patents and have filed patent applications with respect to certain aspects of our technology; however, there can be no assurances that the steps taken by us would be adequate to exclude or prevent our competitors from implementing technology, methods, and processes similar to our own. We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor or provide a competitive advantage. The issuance of a patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the U.S., and thus we cannot be certain that foreign patent applications, whether or not related to issued U.S. patents, will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States. Further, we may not timely or successfully apply for a patent to secure rights in our intellectual property.

Various courts, including the United States Supreme Court (the “Supreme Court”) have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to software. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered abstract ideas. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any owned or licensed patents.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, financial condition and results of operations. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Litigation or proceedings before the U.S. Patent and Trademark Office (“USPTO”) or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of our rights and the proprietary rights of others. Some of our patents or patent applications (including licensed patents) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business, financial condition and results of operations. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products. We expect to continue to expand internationally and, in some foreign countries, the mechanisms to establish and enforce intellectual property rights may be inadequate to protect our technology, which could harm our business, financial condition and results of operations.

We also rely upon trade secret laws to protect intellectual property that may not be patentable, or for which we believe patent protection is too expensive or otherwise undesirable. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise and other trade secrets, we cannot guarantee that we have entered into such agreements with each party that has developed intellectual property on or behalf, or that has or may have had access to our proprietary information or trade secrets. Even if entered into, these agreements may otherwise fail to effectively prevent disclosure of proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts inside and outside the United States may be less willing or unwilling to protect trade secrets. In addition, technology that we protect as a trade secret may still be independently developed by others, and trade secret laws do not protect against the use and disclosure of such independently developed technologies. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position would be materially adversely harmed.

Further, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Additionally, no assurance can be given that these agreements will be effective in controlling access to or potential misuse of our proprietary information and trade secrets, any such assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. We may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property rights against infringement, misappropriation or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar or superior to ours or that compete with our business. We may not prevail in any intellectual property-related proceedings that we initiate against third parties. Further, in such proceedings or in proceedings before patent, trademark and copyright agencies, our asserted intellectual property could be narrowed or found to be invalid or unenforceable, in which case we could lose valuable intellectual property rights. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage. Additionally, enforcing our intellectual property rights in litigation can be costly, can divert our management’s attention and resources, and the success of any such litigation is not assured. Our inability to protect our intellectual property and proprietary technology against unauthorized copying and use could delay further sales or the implementation of our solutions, impair the functionality of our platform, prevent or delay introductions of new or enhanced solutions, or injure our reputation. Furthermore, many of our current and potential competitors may have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to protect our intellectual property rights due to the cost, time, and distraction of bringing such litigation.

Despite the measures we take to protect our intellectual property rights, our intellectual property rights may still not be adequate and protected in a meaningful manner, challenges to contractual rights could arise, third parties could copy or otherwise obtain and use our intellectual property without authorization, or laws and interpretations of laws regarding the enforceability of existing intellectual property rights may change over time in a manner that provides less protection. The occurrence of any of these events could impede our ability to effectively compete against competitors with similar technologies, any of which could materially adversely affect our business, financial condition and results of operations. Our intellectual property rights and the enforcement or defense of such rights may also be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, may not favor the enforcement of patents, trademarks, copyrights, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally.

Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We have received patents and have filed patent applications with respect to certain aspects of our technology, and we generally rely on patent protection with respect to our proprietary technology; however, there can be no assurances that the steps taken by us would be adequate to exclude or prevent our competitors from implementing technology, methods, and processes similar to our own. We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor, or provide a competitive advantage. The issuance of a patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, whether or not related to issued U.S. patents, will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States. Further, we may not timely or successfully apply for a patent to secure rights in our intellectual property.

Various courts, including the United States Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to software. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered abstract ideas. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any owned or licensed patents.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, financial condition and results of operations. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Litigation or proceedings before the USPTO or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of our rights and the proprietary rights of others. Some of our patents or patent applications (including licensed patents) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business, financial condition and results of operations. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products. We expect to continue to expand internationally and, in some foreign countries, the mechanisms to establish and enforce intellectual property rights may be inadequate to protect our technology, which could harm our business, financial condition and results of operations.

From time to time, we have been and may be party to intellectual property-related litigations and proceedings that are expensive and time-consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property rights of third parties. From time to time, however, we have received and may in the future receive claims from third parties which allege that we have infringed upon their intellectual property rights, and we may not prevail in these disputes. For example, patent applications in the United States and some foreign countries are generally not publicly disclosed until the patent is issued or published and we may not be aware of currently filed patent applications that relate to our products or services. If patents later issue on these applications, we may be found liable for subsequent infringement. Companies in the internet and technology industries are subject to frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for infringement, misappropriation or other violations of patent or other intellectual property rights. Furthermore, various “non-practicing entities” that own patents and other intellectual property rights often attempt to assert claims in order to extract value from technology companies and, given that these non-practicing entities typically have no relevant product revenue, our own issued or pending patents and other intellectual property rights may provide little or no deterrence to their bringing infringement claims against us. Further, from time to time we may introduce new products, product features and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, some of our agreements with third-party partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims and may require us to pay significant damages in the event of an adverse ruling. Such third-party partners may also discontinue their relationships with us as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business, financial condition and results of operations.

Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets, software code or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

As we gain greater public recognition, face increasing competition and develop new products, we expect the number of patent and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Companies in the technology industry, and other patent, copyright, and trademark holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently commence litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights.

Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. During the course of such litigation matters, there may be announcements of the results of hearings and motions, and other interim developments related to the litigation matters. If securities analysts or investors regard these announcements as material and negative, the market price of our common stock may decline. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment. The terms of such a settlement or judgment may require us to cease some or all of our operations, pay substantial amounts to the other party including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Moreover, as part of any settlement or other compromise to avoid complex, protracted litigation, we may agree not to pursue future claims against a third party, including for claims related to alleged infringement of our intellectual property rights. Part of any settlement or other compromise with another party may resolve a potentially costly dispute but may also have future repercussions on our ability to defend and protect our intellectual property rights, which in turn could adversely affect our business, financial conditions, and results of operations. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. However, such arrangements may not be available on reasonable or exclusive terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may be forced to develop or procure alternative non-infringing technology, which could require significant effort, time and expense or discontinue use of the technology. There also can be no assurance that we would be able to develop or license suitable alternative technology to permit us to continue offering the affected products or services as currently offered. If we cannot develop or license alternative technology for any allegedly infringing aspect of our business, we would be forced to limit our products and services and may be unable to compete effectively. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, would materially and adversely impact our business, financial condition and results of operations.

Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services and subject us to possible litigation.

Our products incorporate open-source software in connection with a portion of our proprietary software and we expect to continue to use open-source software in the future. Under certain circumstances, some open-source licenses require users of the licensed code to provide the user’s own proprietary source code to third parties upon request, to license at no cost the user’s own proprietary source code or other materials for the purpose of making derivative works, require the relicensing of the open-source software and derivatives thereof under the terms of the applicable license, or prohibit users from charging a fee to third parties in connection with the use of the user’s proprietary code. While we try to insulate our proprietary code from the effects of such open-source license provisions and employ practices designed to monitor our compliance with the licenses of third-party open-source software, we cannot guarantee that we will be successful. Accordingly, we may face claims from others challenging our use of open-source software, claiming ownership of, or seeking to enforce the license terms applicable to such open-source software, including by demanding release of the open-source software, derivative works or our proprietary source code that was developed or distributed in connection with such software. Such claims could also require us to purchase a commercial license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business, financial condition and results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs. Additionally, the terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and services.

In addition, the use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties, support, indemnities for infringement or controls on the functionality or origin of the software. Further, the use of open-source software may also present additional security risks because the public availability of the source code of such software may make it easier for hackers and other third parties to exploit vulnerabilities in the software. To the extent that our platform depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new solutions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.

Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new content and offerings, integrating acquired-company technologies, or making other business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially adversely affect our business, financial condition and results of operations.

Risks Related to Legal Matters and Our Regulatory Environment

Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and failure to comply with such laws and regulations could result in claims, changes to our business practices, monetary penalties, increased cost of operations, reputational damage, or declines in member growth or engagement, or otherwise harm our business, financial condition and results of operations.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters that are important to or may otherwise impact our business, including, among others, broadband internet access, online commerce, advertising, data privacy, data security, intermediary liability, protection of minors, consumer protection, accessibility, taxation and securities law compliance. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and municipal and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. In addition, the introduction of new brands and products, or changes to our existing brands and products, may result in new or enhanced governmental or regulatory scrutiny. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from state to state and country to country and inconsistently with our current policies and practices. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, require that we change or cease certain business practices, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines, demands or orders that require us to modify or cease existing business practices. We have in the past and may in the future be subject to claims, inquiries or regulatory investigations, relating to such laws and regulations. It is possible that a regulatory inquiry might result in changes to our policies or practices. In addition, it is possible that future orders issued by, or enforcement actions initiated by, regulatory authorities could cause us to incur substantial costs or require us to change our business practices in a manner that could materially adversely affect our business, financial condition and results of operations.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our business, or our ability to provide or the manner in which we provide our services, could require us to change certain aspects of our business and operations to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and subject us to additional liabilities. For example, U.S. courts have increasingly interpreted Title III of the Americans with Disabilities Act (the “ADA”) to require websites and web-based applications to be made fully accessible to individuals with disabilities. As a result, we may become subject to claims that our apps are not compliant with the ADA, which may require us to make modifications to our products to provide enhanced or accessible services to, or make reasonable accommodations for, individuals, and failure to comply could result in litigation, including class action lawsuits.

The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or our services, including laws or regulations that undermine open and neutrally administered internet access, could decrease member demand for our service offerings and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission adopted an order reversing net neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or “paid prioritization” of content or services by internet service providers. To the extent internet service providers engage in such blocking, throttling or “paid prioritization” of content or similar actions as a result of this order and the adoption of similar laws or regulations, our business, financial condition and results of operations could be materially adversely affected.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on the Life360 Platform, including the Digital Millennium Copyright Act, the Communications Decency Act (“CDA”) and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. However, each of these statutes is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal and state legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages.

The European Union is also reviewing the regulation of digital services, and has introduced the Digital Services Act, a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided by the E-Commerce Directive. Some European jurisdictions and the UK have also proposed or intend to pass legislation that imposes new obligations and liabilities on platforms with respect to certain types of harmful content. While the scope and timing of these proposals are currently uncertain, if the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States, or the European Union or if a court were to disagree with our application of those rules to our service, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, financial condition and results of operations could be harmed.

We may fail to comply with laws regulating subscriptions and auto-payment renewals, which could have a material adverse effect on our business, reputation, financial condition and results of operations.

We are subject to certain federal and state laws that govern the ability of users to cancel subscriptions and auto-payment renewals. Our subscriptions automatically renew unless the subscriber cancels the subscription before the end of the current period. The Federal Restore Online Shoppers’ Confidence Act (“ROSCA”), and state law analogues require companies to adhere to enhanced disclosure and cancellation requirements when entering into automatically renewing contracts with subscription customers. Regulators and private plaintiffs have brought enforcement and litigation actions against companies, challenging automatic renewal and subscription programs. If we fail to comply with ROSCA or its state law analogues, we could incur substantial legal fees and costs and reputational harm. In addition, compliance and remediation efforts can be costly.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could have a material adverse effect on our business, financial condition and results of operations.

We are, or may in the future become, subject to litigation and various legal proceedings, including litigation and proceedings related to intellectual property matters, data privacy, data security, and consumer protection laws, as well as stockholder derivative suits, class action lawsuits, actions from former employees and other matters, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. We have received, and may in the future continue to receive, inquiries from regulators regarding our compliance with law and regulations, including those related to data protection and consumer rights, and due to the nature of our business and the rapidly evolving landscape of laws relating to data privacy, cybersecurity, consumer protection and data use, we expect to continue to be the subject of regulatory investigations and inquiries in the future. The defense of these legal proceedings could be time-consuming and expensive and could distract our personnel from their normal responsibilities. The results of any such litigation, investigations and legal proceedings are inherently unpredictable and expensive. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be forced to change the way in which we operate our business or be exposed to monetary damages that, to the extent not covered by our insurance, could have a material adverse effect on our business, financial condition and results of operations. See “Item 8. Legal Proceedings”.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and any such assessments could adversely affect our business, financial condition and results of operations.

Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable or that our presence in such jurisdictions is sufficient to require us to collect taxes, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our business, financial condition and results of operations. Further, in June 2018, the Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under the Wayfair decision, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of the Wayfair decision) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business, financial condition and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or (the “Code”), a corporation that undergoes an ‘‘ownership change’’ is subject to limitations on its ability to utilize its pre-change net operating losses, or (“NOLs”), to offset future taxable income. A Section 382 ‘‘ownership change’’ generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of March 31, 2022, we have approximately $216 million and $104 million of federal and state net operating loss carryforwards, respectively, available to offset future taxable income which, if not utilized, will begin to expire in varying amounts in 2032. Our ability to utilize NOLs may be currently subject to limitations due to a prior ownership change. In addition, future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code, further limiting our ability to utilize NOLs arising prior to such ownership change in the future. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. We have recorded a full valuation allowance against the net deferred tax assets attributable to our NOLs.

We are subject to taxation related risks in multiple jurisdictions.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be challenged by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are being re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the European Union, as well as a number of other countries and organizations, such as the Organization for Economic Cooperation and

Development and the European Commission, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we do business. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries in the European Union have proposed or enacted taxes applicable to digital services, which includes business activities on social media platforms and online marketplaces, and would likely apply to our business. Many questions remain about the enactment, form and application of these digital services taxes. The interpretation and implementation of the various digital services taxes (especially if there is inconsistency in the application of these taxes across tax jurisdictions) could have a materially adverse impact on our business, financial condition, results of operations and cash flows. Moreover, the U.S. government may enact significant changes to the taxation of business entities including, among others, the imposition of minimum taxes or surtaxes on certain types of income. Furthermore, if the U.S. or other foreign tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition and results of operations may be adversely impacted.

Actions by governments to restrict access to Life360 in their countries, or that otherwise impair our ability to sell advertising in their countries, could substantially harm our business, financial condition and results of operations.

Governments may seek to censor content available on the Life360 Service, restrict access to the platform from their country entirely, or impose other restrictions that may affect the accessibility of the platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict member access to the platform if they consider us to be in violation of their laws or a threat to public safety or for other reasons. It is possible that the government authorities could take action that impairs our ability to sell advertising, including in countries where access to our consumer-facing platform may be blocked or restricted. In the event that content shown on the Life360 Service or our other products is subject to censorship, access to our products is restricted, in whole or in part, in one or more countries, we are required to or elect to make changes to our operations, or other restrictions are imposed on our products, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our member base, member engagement, or the level of advertising by marketers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be materially adversely affected.

If additional tariffs on Chinese-origin goods are imposed, related countermeasures are taken by the PRC, or we experience supply chain transformation setbacks, it could have an adverse impact on our business, financial condition and results of operations.

Tile’s products are manufactured in the PRC, making the pricing and availability of our products susceptible to international trade risks. In 2018, the United States imposed additional duties under Section 301 of the U.S. Trade Act of 1974, ranging from 10% to 25%, on a variety of goods imported from the PRC. While these tariffs initially did not affect our products, in May 2019, the United States proposed to place tariffs on essentially all remaining Chinese-origin imports. Subsequently, the Trump Administration announced that 15% tariffs would be imposed on a subset of these goods, including wearable devices, which went into effect September 1, 2019. These tariffs were reduced to 7.5% on February 14, 2020.

These elevated tariffs have resulted in higher costs for Tile. There is uncertainty as to when the tariffs will ease. However, if additional tariffs are imposed, related countermeasures are taken by the PRC, or we experience setbacks in our supply chain transformation efforts, our revenue, gross margins, financial condition and results of operations may be adversely affected.

We are subject to governmental export and import controls and economic sanction laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements, prohibitions and restrictions on the import, export, reexport and other transfers of certain goods, software, services and technologies. Compliance with applicable regulatory requirements regarding the export or other transfer of our products and services and other items may create delays in the introduction of our products and services in international markets, prevent our international members from accessing our products and services, and, in some cases, prevent the supply of our products and services to some countries altogether.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, regions, governments, organizations and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products and services, including our firmware updates, could be provided to those targets. Any such unauthorized provision could have negative consequences, including government investigations, penalties, reputational harm. Our failure to obtain required import, export or other transfer approval for our products could harm our international and domestic sales and adversely affect our revenue.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export and reexport eligibility that could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock and CDIs

Our common stock may never be listed on a major U.S. stock exchange.

While we may seek the listing of our common stock on a U.S. securities exchange at some time in the future, we cannot ensure when, if ever we will do so, that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange. Should we fail to satisfy the initial listing standards of such exchange, or our common stock is otherwise rejected for listing, the trading price of our common stock could suffer, the trading market for our common stock may be less liquid, and our common stock price may be subject to increased volatility.

The market price of our CDIs and common stock may be volatile, which could cause the value of our common stock to decline.

The trading price of our CDIs on the ASX has been volatile, and even if a trading market for our common stock develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our CDIs and common stock if a market develops may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations as a result of a variety of factors, many of which are beyond our control but may nonetheless decrease the market price of our CDIs and common stock if a market develops, regardless of our actual operating performance, including:

•	public reaction to our press releases, announcements and filings with the SEC and ASX;

•	our operating and financial performance;

•	fluctuations in market prices and trading volumes of technology;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	changes in economic and political conditions, financial markets, and/or the technology industry;

•	interest rate fluctuations;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	actions by our stockholders;

•	the failure of securities analysts to cover our common stock and/or changes in their recommendations and estimates of our financial performance;

•	future sales of our common stock;

•	trading prices and trading volumes of our CDIs on the ASX; and

•	the other factors described in these “Risk Factors”.

The stock market has in the past experienced extreme price and volume fluctuations, and, following periods of such volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Additionally, our securities may in the future trade on more than one stock exchange and this may result in price variations between the markets and volatility in our stock price. Our CDIs are currently listed on the ASX and we may list our common stock on a U.S. securities exchange in the future. Trading in our common stock and CDIs therefore may take place in different currencies (U.S. dollars on the U.S. securities exchange and Australian dollars on the ASX), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Australia). The trading prices of our CDIs and our common stock on two markets may differ as a result of these, or other, factors. Any decrease in the price of our CDIs or common stock on either market could cause a decrease in the trading prices of our CDIs or our common stock on the other market. In addition, investors may seek to profit by exploiting the difference, if any, between the price of our CDIs on the ASX and the price of shares of our common stock on a U.S. securities exchange. Such arbitrage activities could cause our stock price in the market with the higher value to decrease to the price set by the market with the lower value and could also lead to significant volatility in the price of our common stock or CDIs.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our CDIs on the ASX is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts currently covering our securities ceases coverage, the trading price for our CDIs on the ASX would be negatively impacted. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our CDI performance, or if our results of operations fail to meet the expectations of analysts, our CDIs and common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline.

Investors may have difficulty in reselling their shares due to the lack of market or state Blue Sky laws.

Our common stock is not currently traded on any U.S. securities exchange. No market may ever develop for our common stock, or if developed, may not be sustained in the future. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there might be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having the shares available for trading on the over-the-counter markets, investors should consider any secondary market for our common shares to be a limited one. We may seek coverage and publication of information regarding our Company in an accepted publication, which permits a “manual exemption.” This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer’s balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. We may not be able to secure a listing containing all of this information. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor’s, Moody’s Investor Service, Fitch’s Investment Service, and Best’s Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. Accordingly, our common shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares

Our financial condition and results of operations are subject to foreign currency fluctuation risks.

A portion of our revenue is denominated in non-U.S. dollars. Accordingly, our revenue will be affected by fluctuations in the rates by which the U.S. dollar is exchanged with non-U.S. dollars. For example, a weakening in the value of the U.S. dollar as compared to the Australian dollar would have the effect of reducing the U.S. dollar value of Australian dollar revenue. Alternatively, a weakening of the Australian dollar as compared to the U.S. dollar would have an effect of increasing the U.S. dollar value of Australian dollar revenue. Although steps may be undertaken to manage currency risk (for example via hedging strategies), adverse movements in the U.S. dollar against the non-U.S. dollar revenue may have an adverse impact on our business, financial condition and results of operations. We have not historically used foreign exchange contracts to help manage foreign exchange rate exposures.

If we are not able to maintain sufficient cash funds, we may cease trading on the ASX.

If we are not able to maintain sufficient funds to fund our activities or if ASX considers that our financial position is not adequate to warrant the continued quotation of our CDIs on ASX, ASX may suspend our CDIs from quotation. This would limit our liquidity and, in particular, could harm the ability of CDI holders to liquidate their position in our company. In addition, the value of our company could decline if we are not able to maintain our listing on ASX.

The different characteristics of the capital markets in Australia and the United States may negatively affect the trading prices of our CDIs and common stock, and may limit our ability to take certain actions typically performed by a U.S. company.

We are subject to ASX listing and associated Australian regulatory requirements, and may in the future determine to concurrently list our shares on a U.S. securities exchange as well, which will have its own listing and regulatory requirements. Such exchanges will have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our CDIs and our common stock may not be the same, even allowing for currency differences. Fluctuations in the price of our common stock due to circumstances unusual to the U.S. capital markets could materially and adversely affect the price of the CDIs, or vice versa. Certain events having significant negative impact specifically on the Australian capital markets may result in a decline in the trading price of our CDIs notwithstanding that such event may not impact the trading prices of securities listed in Australia generally or to the same extent, or vice versa.

In addition, the listing and regulatory requirements of the ASX may limit our ability to take certain actions typically performed by a U.S. company. For example, the ASX Listing Rules limit the amount of equity securities that a listed company can issue without the approval of its stockholders over any 12 month period to

15% of the outstanding share capital on issue at the start of the period, unless an exception applies. Failure to obtain this approval may make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. ASX rules also require stockholder approval for the granting of options and restricted stock units to our directors, even when the underlying equity incentive plan has already been approved. This creates a risk that, if stockholders do not approve the grants, our directors will not receive their expected amount of equity compensation. This may make it more difficult for us to attract and retain directors, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Further, ASX Listing Rules prohibit us from buying back CDIs on-market at a price which is 5% or more above the volume weighted average market price of our CDIs, calculated over the last five days on which sales of CDIs were recorded before the day on which the purchase under the buy-back was made, which, as a result, may make it more difficult to repurchase our CDIs on-market. In addition, should we wish to undertake an on-market buy-back, the ASX may impose further requirements on us as if we were subject to the Corporations Act 2001 (Cth) of Australia, which may include the need to obtain stockholder approval to do so.

Lastly, the ASX Listing Rules prohibit the issuance of equity securities by a company without stockholder approval during the three-month period after it learns that a person is making, or proposes to make, a takeover for its securities, unless an exception applies. As a result, if a hostile takeover bid is made in respect of our CDIs or common stock, the ASX Listing Rules may limit our ability to issue equity securities, either as a counter-measure to the takeover bid or to fund operations.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

Some provisions of our charter documents could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including: (i) limitations on the ability of our stockholders to act by written consent or call a special meeting; (ii) establishing advance notice provisions for nominations for elections to the Board; and (iii) establishing that our Board is divided into three classes, with each class serving three-year, staggered terms. These provisions could discourage an acquisition of us or other change in control transactions, thereby negatively affecting the price that investors might be willing to pay in the future for our common stock.

We have not yet tested our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Tile identified a material weakness in Tile’s internal control over financial reporting in its audited consolidated financial statements for the year ended March 31, 2021. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our common stock and CDIs.

We have not previously been required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a registrant, we will be required to comply with the SEC’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until 2023, the year following our first annual report required to be filed with the SEC. Pursuant to the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be up to five full fiscal years following the effectiveness of this Form 10.

Accordingly, our internal controls over financial reporting does not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. We will establish formal procedures, policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization.

In connection with the preparation and audit of Tile’s consolidated financial statement for the year ended March 31, 2021, a material weakness was identified in Tile’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Tile’s consolidated financial statements will not be prevented or detected on a timely basis. Tile’s material weakness related to the following control deficiency: it did not design and maintain effective controls related to Tile’s processes, procedures and internal controls, including review and approval procedures with respect to financial information generated to prepare the annual consolidated financial statements. Specifically, Tile has a design deficiency with respect to (i) its controller’s ability to create and post its own journal entries, (ii) segregation of duties and (iii) adequate controls related to the preparation and review of journal entries.

Life360 is currently in the process of integrating Tile, including its enterprise resource planning systems and other operating systems, following Life360’s acquisition of Tile in January 2022. Among other things, Life360 will review the various user and role permissions, and as part of our integration and remediation plan expects to adopt entity-level controls, including properly segregating duties among appropriate personnel and ensuring that no preparer can approve its own journal entries. While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period, we are committed to continuous improvement and will continue to diligently review our internal control over financial reporting.

While we believe these efforts will remediate the material weakness, we may not be able to complete our evaluation, testing or any required remediation in a timely fashion, or at all. Because we do not currently have comprehensive documentation of our internal control and have not yet tested our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, we cannot conclude, as required by Section 404, that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. We cannot assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to Tile’s material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. To comply with Section 404, we expect to incur substantial cost, expend significant management time on compliance-related issues and hire additional accounting, financial, and internal audit staff with appropriate public company financial reporting experience and technical accounting knowledge. If we are unable to remediate the material weakness or identify additional material weaknesses in the future, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our common stock and CDIs. In addition, any such failures could result in litigation or regulatory actions by the SEC, the ASX or other regulatory authorities, loss of investor confidence, deregistration of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

Our Certificate of Incorporation provides, subject to certain exceptions, that the Court of Chancery of the State of Delaware is the exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to bring a claim in a judicial forum that they find more favorable for disputes with us or our directors, officers, employees or stockholders.

Pursuant to our Certificate of Incorporation unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a claim of breach of a fiduciary duty by any of our stockholders, directors, officers, employees or agents to us or our stockholders, (3) any action or proceeding asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or (4) any action or proceeding asserting a claim governed by the internal affairs doctrine. The forum selection clause in our amended and restated certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to bring a claim in a judicial forum that they find more favorable for disputes with us or any of our directors, officers, other employees, or stockholders. The exclusive forum provision does not apply to any actions brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

General Risk Factors

We are an “emerging growth company,” as defined under the federal securities laws.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (“Section 404(b)”), an extended transition period provided in the Securities Act for complying with new or revised accounting standards, and reduced disclosure obligations regarding executive compensation. As a result, our stockholders may not have access to certain information that they may deem important.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of an initial public offering of our common stock, (ii) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period, and (iv) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior December 31st.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of reporting companies that comply with such new or revised accounting standards.

If we fail to maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial information or comply with Section 404(b) could be impaired, which could have a material adverse effect on our business and stock price. Upon becoming a reporting company, we will be required to comply with Section 404(b), which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report after the effectiveness this Registration Statement. In addition, under Section 404(b) our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting in the future to the extent that we are no longer an emerging growth company or a smaller reporting company. To achieve compliance with Section 404(b) within the prescribed period, we will need to continue to dedicate internal resources, engage outside consultants and continue to execute on a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue taking steps to improve control processes, as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

The failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business, financial condition and results of operations. In the event that we are not able to demonstrate compliance with Section 404, or if our internal control over financial reporting is perceived as inadequate or it is perceived that we are unable to produce timely or accurate consolidated financial statements, we could become subject to investigations by the SEC or other regulatory agencies, which could require addition financial and management resources.

As a reporting company, we will be subject to additional reporting requirements of the Exchange Act, the Sarbanes-Oxley Act.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a U.S. reporting company, and our management will be required to devote substantial time to complying with Delaware laws, Australian laws, and reporting requirements pursuant to U.S. securities laws, which could lower profits and make it more difficult to run our business.

As a U.S. reporting company, we expect to incur significant legal, accounting, reporting, and other expenses that we have not previously incurred, including costs associated with the SEC reporting company requirements. We also have incurred, and will continue to incur, costs associated with compliance with the rules and regulations of the SEC, the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and various other costs of a reporting company. Registration under the Exchange Act will involve our filing of an initial registration statement with the SEC and the filing of ongoing annual, quarterly, and current reports on Forms 10-K, 10-Q and 8-K, respectively. In the absence of a waiver from the ASX Listing Rules, which we may or may not receive, these SEC periodic reports will be in addition to the periodic filings required by the ASX Listing Rules.

As a Delaware corporation, we must also ensure continued compliance with the Delaware law and, as we will be listed on the ASX and registered as a foreign company in Australia, we will also need to ensure continuous compliance with relevant Australian laws and regulations, including the ASX Listing Rules and Australia’s Corporations Act 2001 (Cth) of Australia. To the extent of any inconsistency between Delaware law and Australian law and regulations, we may need to make changes to our business operations, structure or policies to resolve such inconsistency. If we are required to make such changes, this is likely to result in additional demands on management and extra costs.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our Board and board committees and serve as executive officers. Furthermore, if we are unable to satisfy our obligations as a reporting company, we could be subject to fines, sanctions, and other regulatory action and potentially civil litigation and we could be subject to delisting of our CDIs on the ASX or other exchange on which our securities may be traded.

We may be required to delay recognition of some of our revenue, which may harm our financial results in any given period.

Due to specific revenue recognition requirements under GAAP, we must have very precise terms in our contracts to recognize revenue when we initially provide our products and services. Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered performance obligations, our agreements are often subject to negotiation and revision based on the demands of our customers. The final terms of our agreements sometimes result in deferred revenue recognition, which may adversely affect our financial results in any given period. In addition, more customers may require extended payment terms, shorter term contracts or alternative arrangements that could reduce the amount of revenue we recognize upon delivery of our other products and services, and could adversely affect our short-term financial results.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

Severe weather, natural disasters, global pandemics, acts of war or terrorism, theft, civil unrest, government expropriation or other external events could have significant effects on our business.

Severe weather and natural disasters, including hurricanes, tornados, earthquakes, fires, droughts and floods, acts of war or terrorism (such as the recent escalation in regional conflicts exemplified by Russia’s invasion of Ukraine), epidemics and global pandemics (such as the outbreak of COVID-19), theft, civil unrest, government expropriation, condemnation or other external events in the markets where our apps are available for download or where our customers live could have a significant effect on our ability to conduct business. Such events could affect the stability of our deposit base, cause significant property damage, impair employee productivity, result in loss of revenue and/or cause us to incur additional expenses. The occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

ITEM 2.	FINANCIAL INFORMATION.

The discussion of our financial condition and operating results should be read together with our accompanying audited consolidated financial statements included in this Registration Statement.

Life360 Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and notes to such financial statements included elsewhere in this Registration Statement.

The following discussion contains forward-looking statements that involve risks and uncertainties regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategy, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for, and use of, working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,”

“estimate,” “plan,” “potential,” “project,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” or the negative of these words or other variations on these words or comparable terminology. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under “Item 1A. Risk Factors” and other sections in this Registration Statement. See “Forward-Looking Statements.”

Overview

Life360 is the leading technology platform, according to market share of the family safety and location sharing app market based on revenue, to locate the people, pets and things that matter most to families. See “Market and Industry Data” for more information on how we calculate market share. Life360 is creating a new category at the intersection of family, technology, and safety to help keep families connected and safe. We provide safety services delivered through a mobile-native, subscription-based offering built around location-sharing, mobility, driving, and coordination. In 2021, we estimated one in 10 families in the United States used the Life360 Platform and, on average, our U.S. active users and members who have enabled push notifications used the service over 15 times a day to coordinate and communicate. We also provide coverage for the “what ifs” that families worry about most, ranging from driving safety, personal SOS, identity theft protection and more. Nothing is more important than family, and we help provide peace of mind in life’s unpredictable moments for families around the world.

We started Life360 in 2007 with the vision that families would need a dedicated safety membership that incorporates a suite of safety services that span every life stage of the family. We set out to become the most trusted family safety brand globally. We started by creating one of the first smartphone-based location apps on the Google Android platform, and since then we have consistently expanded our offering and evolved from an app into a much broader platform. As a result of our innovation, we are the category leader within apps that target the family safety and location sharing app market. We have averaged a top seven ranking in the U.S. Apple App Store for downloads in the social networking category for the last three years.

The Life360 Platform was built on a pre-launch version of the Android operating system. This early bet on the proliferation of connected devices allowed us to leapfrog legacy incumbents that were still building products suited to a pre-mobile era, such as expensive dedicated GPS devices to share location. For over a decade, we have leveraged our core competency in mobile product, technology, research and development, with approximately 200 U.S. patents issued or pending, to form a dedicated and engaged member base, reaching over 38 million members on the Life360 Platform as of March 31, 2022.

As our platform has continued to gain scale and traction, we have focused on the monetization and bundling of services to accelerate our financial growth profile. The past few years have proven the effectiveness of our launched services as the business has consistently reached significant milestones.

Our platform recently entered a new era of location tracking services with the successful acquisitions of Jiobit and Tile. By offering devices and integrated software to members, we have expanded our addressable market to provide members of all ages with a vertically integrated, cross-platform solution of scale. Our core competencies in engineering, data analytics, product design, personalization and assessment are applicable not only to location sharing but also other adjacent verticals and use cases. Life360 has a unique opportunity to further entrench its service by expanding offerings across our core and complementary verticals, such as location sharing, item tracking, crash and roadside assistance, identity theft protection, pet and children location sharing devices, and many more.

For the three months ended March 31, 2022 and 2021, Life360 generated:

•	Total revenues of $51.0 million and $23.0 million, respectively, representing year-over-year growth of 122%;

•	Subscription revenues of $33.1 million and $17.1 million, respectively, representing year-over-year growth of 93%;

•	Hardware revenues of $9.7 million and nil, respectively, representing year-over-year growth of 100%;

•	Other revenues of $8.3 million and $5.9 million, respectively, representing year-over-year growth of 41%;

•	Gross profit of $35.1 million and $18.5 million, respectively, representing year-over-year growth of 90%;

•	Net loss of $25.2 million and $3.9 million, respectively; and

•

Adjusted EBITDA loss of $13.7 million and $1.5 million, respectively. For a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, see “—Non-GAAP Financial Measures.”

For the years ended December 31, 2021 and 2020, Life360 generated:

•	Total revenues of $112.6 million and $80.7 million, respectively, representing year-over-year growth of 40%;

•	Subscription revenues of $86.6 million and $58.5 million, respectively, representing year-over-year growth of 48%;

•	Hardware revenues of $1.0 million and nil, respectively, representing year-over-year growth of 100%;

•	Other revenues of $25.1 million and $22.2 million, respectively, representing year-over-year growth of 13%;

•	Gross profit of $89.9 million and $65.3 million, respectively, representing year-over-year growth of 38%;

•	Net loss of $33.6 million and $16.3 million, respectively; and

•

Adjusted EBITDA loss of $13.1 million and $7.0 million, respectively. For a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, see “—Non-GAAP Financial Measures.”

Our Business Model

For Life360, we use a freemium business model that relies on a premium subscription offering to produce revenue. We believe the following key attributes of our freemium subscription business model are core to our success:

•

Freemium Offering. None of our core location or safety offerings are behind a paywall. Anyone can download the Life360 app, use it for as long as they like and gain access to our valuable, real-time features free of charge. Freemium members provide two benefits to our business model:

•

They become advocates for Life360 and provide word-of-mouth publicity for our platform, which enables our growth, and has allowed us to expand our member base efficiently with limited marketing spend. From 2016 through the end of March 2022, we spent a cumulative $48.5 million on user acquisition marketing, even as Life360 was downloaded millions of times.

•

Our U.S. active users and members who have enabled push notifications are highly engaged with the Life360 Platform, on average checking their family’s safety over 15 times per day in 2021. This provides us a wealth of insight into member behavior and opportunities to monetize by marketing premium features within the app. Life360’s freemium offering generates a consistent pipeline of leads with opportunities to monetize the subsequent member base by upselling offers to members for other services. This strategy has been strengthened with our recent acquisitions of Tile and Jiobit and we expect to realize further benefits as we integrate these businesses.

•

High Value Proposition. On average, each Paying Circle in the United States generates approximately $7.36 per month with subscription options available from $4.99 per month. Not only does this offer an attractive value to other digital consumer subscription businesses (which can be meaningfully higher), it also paves the path for long-term profitability through the lifetime value of Paying Circles. Our affordable family and safety-focused services provide the foundation for long-term growth as digitally native members remain engaged with, and increase their use of, the platform over the course of their lives.

•

Wallet Share Expansion. Our recent acquisitions of Tile and Jiobit bring a significant potential opportunity to gain greater wallet share for digital spend on essential services. In the same way consumers often hold multiple subscriptions for digital entertainment, the Life360 Service is poised to provide integrated digital services connecting subscribers to a range of important family and safety needs from locating a pet to monitoring the health of elderly family members or friends. We believe that these increased upselling opportunities will generate greater revenue by converting existing and new subscribers to a bundle of services across our platform.

Our offerings under the Tile and Jiobit brands provide access to our subscription services via the purchase of hardware devices. While we generate revenue from the sale of these devices, the strategic value of our hardware is aimed at subscription enablement and we expect that over time, although sales volumes will increase, the percentage of revenue from hardware sales will decline.

Furthermore, as shown by the acquisition of Jiobit, Life360 can continue to expand its serviceable market with complementary services for a broad network of potential members. This was achieved with Jiobit by opening up a new segment of younger, tech savvy parents with pre-teen kids, independent home living seniors, and pets. Life360 expects continued impact of bundling Jiobit’s high value, low-cost physical device into Life360’s top membership tiers, to boost both conversion and retention.

Subscription Revenue

Approximately 65% of our revenue for the three months ended March 31, 2022 and over 77% of our revenue for the year ended December 31, 2021 was generated by our Premium Memberships, which offer our members access to a platform that helps them on the go with safety and peace of mind. When we invest in features of our Premium Memberships, we are investing across the spectrum of benefits from generic services for the broader audience of families, including travel benefits, to more customized offerings that leverage our insights about families to support identity protection, personal safety and wearables tracking.

As of March 31, 2022, Life360 had three Premium Memberships options in the United States and Canada. Outside of these two markets, Life360 offers the free membership and Life360 Premium. Members can sign up for one of our subscription tiers depending on their needs, selecting either a monthly or annual subscription plan, which enables them to acquire the access rights for their Circle of members.

Approximately 19% of our revenue for the three months ended March 31, 2022 and approximately 1% of our revenue for the year ended December 31, 2021 was generated from the sale of our Tile and Jiobit tracking devices. While we generate revenue from the sale of these devices, the strategic value of our hardware is aimed at subscription enablement and we expect that over time, although sales volumes will increase, the percentage of revenue from hardware sales will decline.

Other Revenue

Approximately 16% of our revenue for the three months ended March 31, 2022 and approximately 22% of our revenue for the year ended December 31, 2021 was generated indirectly. Indirect revenue includes the sale of data insights from our member base and the sale of third-party products and services, including through targeted ads within our platform. For example, we generate revenue through the display of auto insurance products within the Life360 Platform.

The privacy of our members’ data remains at the core of our business. In 2022 we agreed to a new data partnership with Placer to move toward selling only aggregated data insights. We are in the process of winding down our legacy data sales partnerships and will be transitioning to an aggregated data sales model, in order to enhance privacy protections for our members and reduce risks to the business. We will continue to derive indirect revenues through the sale of third-party products and services, including through ads within our platform. In keeping with our vision and consistent with that aggregated data sales model, we are exploring ways, in the future, to enable members to avail themselves of compelling offers and opportunities by enabling our partners to use their data with members’ explicit, affirmative opt-in consent.

Recent Developments

Tile Acquisition

In January 2022, we acquired Tile. Founded in 2012, Tile uses Bluetooth technology to help people find the things that matter to them the most, locating millions of unique items every day. In addition to offering a range of devices, Tile works with over 30 partners and is embedded in over 50 partner products across audio, travel, wearables and personal computer categories. Tile’s products come in various shapes, sizes and price points for different use cases. As of March 31, 2022, Tile has sold over 50 million Tile devices since its inception and has over 478,400 subscribers to the premium Tile offering, which offers additional services.

In connection with the Tile Acquisition, we entered into an agreement and plan of merger with total consideration comprised of: (i) $158.0 million in cash; (ii) 780,593 shares of common stock issued to the securityholders of Tile, of which 1,561 shares were granted to a key employee and vest based on continued employment; and (iii) 534,465 shares of common stock contingent upon achieving certain financial conditions of which 4,784 shares of contingent consideration were granted to a key employee and vest based on continued employment. In addition, we granted 1,499,349 restricted stock units in retention awards for Tile employees, subject to performance requirements and/or continued employment. We paid the purchase price for the acquisition using the proceeds from the 2021 Private Placement (as defined below).

The following discussion and analysis of Life360’s financial condition and results of operations for the years ended December 31, 2021 and 2020 does not include the effects of the Tile Acquisition, which closed on January 5, 2022. The discussion and analysis of Life360’s financial condition and results of operations for the three months ended March 31, 2022 and 2021 do include the effects of the Tile Acquisition. Life360 will be treated as the acquiror in the Tile Acquisition for accounting purposes. As a result, our historical results are not necessarily indicative of the results that may be expected for any period in the future and the discussion and analysis included herein. For additional information related to Tile, see the sections entitled “Tile Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited pro forma condensed combined financial data for the year ended December 31, 2021,” included elsewhere herein.

December 2021 Equity Raise

In December 2021, the Company closed an underwritten offering of 7,779,014 shares of its common stock (equivalent to 23,337,042 CDIs) (the “2021 Private Placement”). The price of the shares sold in the offering was A$36.00 per share (A$12.00 per CDI). The total gross proceeds from the offering to the Company were $198.7 million. After deducting underwriting discounts and commissions and offering expenses payable by the Company, the aggregate net proceeds received by the Company totaled approximately $193.1 million.

Jiobit Acquisition

In September 2021, we acquired Jiobit (the “Jiobit Acquisition”). Founded in 2015, Jiobit is a leading location sharing platform for families. The Jiobit is a small, lightweight device that can be attached to items kids wear or carry, like belt loops, shoelaces and school backpacks, and in particular, allows families to track younger children who don’t yet have their own mobile device.

The Jiobit Acquisition was consummated for total consideration of $43.2 million, comprised of; (i) $7.3 million in cash; (ii) an additional $5.9 million of consideration contingent upon reaching certain operational goals for 2021 and 2022; (iii) $11.6 million in fair value of convertible notes issued to stockholders; (iv) the forgiveness of $4.0 million of Jiobit’s convertible debt held by Life360; (v) $0.6 million of Life360 vested common stock options for 25,245 shares issued to Jiobit employees; and (vi) $13.8 million of 674,516 shares of the Company’s common stock on the date of acquisition. We paid the purchase price for the acquisition using cash generated from operations. In April 2022, the Jiobit Acquisition agreement was amended and the Company issued an additional 376,576 shares to Jiobit stockholders as contingent consideration in exchange for a release by Jiobit stockholders of future claims to any additional contingent consideration.

Impact of COVID-19

The COVID-19 pandemic had an initial impact on our operations and financial performance, as we saw decreased engagement and member growth in the early phase of the pandemic. To adapt to the COVID-19 impact, the Company paused the majority of paid user acquisition spend and implemented other expense management initiatives. Once past the immediate early phase of COVID-19, we saw a resumption of rapid growth and we experienced two successive quarters of record Paying Circle additions in the second half of 2021. The extent of the impact of the COVID-19 pandemic on our operational and financial performance going forward will depend on future developments, including the duration and spread of the outbreak, new information about additional variants, the availability and efficacy of vaccine distributions, additional or renewed actions by government authorities and private businesses to contain the pandemic or respond to its impact and altered consumer behavior, the pace of reopening, impact on our customers and our sales cycles, impact on our business operations, impact on our customer, employee or industry events, and effect on our vendors and other business partners, all of which are uncertain and cannot be predicted. Any such developments may have adverse impacts on global economic conditions, including disruptions of the supply chain globally, labor shortages and consumer confidence and spending, and could materially adversely affect demand, or subscribers’ ability to pay, for our products and services. We considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse impacts on our consolidated financial statements for the year ended December 31, 2021. As events related to COVID-19 continue to evolve, our assumptions and estimates may change materially in future periods. For additional information, see “Risk Factors—Risks Related to Our Business—The COVID-19 pandemic or the outbreak of any infectious disease in the United States or worldwide has adversely affected, and could continue to adversely affect, our business.”

Key Factors Affecting Our Performance

As we focus on growing our customers and revenue, and achieving profitability while investing for the future and managing risk, expenses and capital, the following factors and others identified in the section of this Registration Statement titled “Risk Factors” have been important to our business and we expect them to impact our operations in future periods:

Ability to Retain Trusted Brand. We strongly believe in our vision to become the indispensable safety membership for families, with a suite of safety services that span every life stage of the family. Our business model and future success are dependent on the value and reputation of the Life360 and Tile brands. Our brand is trusted by over 38 million members as of March 31, 2022, and because we know the value of trust is immeasurable, we will continue to work tirelessly to ensure that we provide useful, reliable, trustworthy and innovative products and services.

Attract, Retain and Convert Members. Our business model is based on attracting new members to our platform, converting free members to subscribers, and retaining and expanding subscriptions over time. Our continued success depends in part on our ability to offer compelling new products and features to our members, and to continue providing a quality user experience to retain paying subscribers. We will also seek to increase brand awareness and customer adoption of our platform through various programs and digital and broad-scale advertising.

Maintaining Efficient Member Acquisition. Our investment in developing effective services and devices creates an efficient member acquisition model which drives strong unit economics. The organic member acquisition is complemented with our word-of-mouth and freemium model. We accelerate our organic member acquisition with strategic and targeted paid marketing spend. We expect to continue to invest in product and marketing, while balancing growth with strong unit economics. As we continue to expand internationally, we may increase our targeted marketing investments.

Growth in ARPPC. Our business model is dependent upon our ability to grow and maintain a large member base, including growing the number of Paying Circles. We have a sophisticated understanding of our members, and as a result, the services we provide are core to families and hard to switch out of. We continue to develop new monetization features leveraging our core technologies to offer additional services, expand into more stages of families and enter new verticals to increase adoption. Many factors will affect the ARPPC including the number of Paying Circles, mix of monetization offerings on our platform, as well as demographic shifts and geographic differences across these variables.

Expanding the Offerings on Our Platform. We are continually evaluating new product offerings that are aligned with our core competencies and the needs of families across the life stage continuum. For example, our acquisition of Tile gives our members the ability to seamlessly leverage Bluetooth-enabled smart trackers, which can equip nearly any item—such as wallets, keys or remotes—with location-based finding technology. Likewise, our acquisition of Jiobit will allow our subscribers to track family members and pets wearing Jiobit devices via a single unified family map. We will continue to invest in and launch products where we see opportunities to grow our platform.

Attracting and Retaining Talent. We compete for talent in the technology industry. Our business relies on the ability to attract and retain talent, including engineers, data scientists, designers and software developers. As of March 31, 2022, we had approximately 600 employees and contractors. Our core values are aimed at simplifying safety for families and we believe there are people who want to work at a values-driven company like Life360. We believe that our ability to recruit talent is aided by our reputation.

Seasonality. We experience seasonality in our user growth, engagement, Paying Circles growth and monetization on our platform. Life360 has historically experienced member and subscription growth seasonality in the third quarter of each calendar year, which includes the return to school for many of our members. Tile has historically experienced revenue seasonality in the fourth quarter of each calendar year, which includes the important selling periods in November (Black Friday and Cyber Monday) and December (Christmas and Hanukkah) in large part due to seasonal holiday demand. For example, during the fiscal years ended March 31, 2021 and March 31, 2020, the third quarters accounted for 48% and 39% of Tile’s total revenue, respectively. In the three months ended December 31, 2021 and 2020, Tile generated approximately 31% and 28%, respectively, of our fiscal year total revenue. Accordingly, an unexpected decrease in sales over those traditionally high-volume selling periods may impact our revenue, result in surplus inventory and could have a disproportionate effect on our operating results for the entire fiscal year. Seasonality in our business can also be affected by introductions of new or enhanced products and services, including the costs associated with such introductions.

Continued Investment in Growth. We expect expenses to increase as we intend to continue to make focused investments to increase revenue and scale operations to support the growth of our business. We plan to further invest in research and development as we hire employees in engineering, product, and design to enhance our platform and support the needs of our growing member base. We also plan to invest in sales and marketing activities to drive our subscriptions and increase our brand awareness. We expect to incur additional general and administrative expenses to support our growth and our transition to being a reporting company. Further, we continue to make investments in our technical infrastructure to support user and employee growth which will increase expenses and capital expenditures. As cost of revenue, operating expenses, and capital expenditures fluctuate over time, we may experience short-term, negative impacts to our results of operations and cash flows, but we are undertaking such investments in the belief that they will contribute to long-term growth.

International Expansion. Our international active member base of 11.8 million increased 22% for the year ended December 31, 2021 compared to the year ended December 31, 2020. Our international active member base of 13.2 million increased 32% for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. We believe our global opportunity is significant, and to address this opportunity, we intend to continue to invest in sales and marketing efforts and infrastructure and personnel to support our international expansion, including undertaking initiatives such as the first international launch of our subscription offering in Canada during the fourth quarter of 2021. Our growth will depend in part on the adoption and sales of our products and services in international markets.

Key Performance Indicators

We review several operating metrics, including the following key performance indicators, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe these key performance indicators are useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making, and they may be used by investors to help analyze the health of our business.

Key Operating Metrics

	As of December 31,		As of March 31,
	2021	2020	2022	2021
	(in millions, except ARPPC)
Members	35.5	26.7	38.3	28.1
Paying Circles	1.2	0.9	1.3	0.9
ARPPC	$80.22	$69.14	$87.66	$75.92

Members

We have a large and growing member base located in over 170 countries based on downloads through the Apple App Store and more than 130 countries based on downloads through the Google Play Store as of March 31, 2022, comprised primarily of safety-conscious families who have a high propensity to pay for premium offerings. A Life360 MAU is defined as a unique user who engages with our Life360 branded services each month, which includes both paying and non-paying members. As of March 31, 2022 and 2021, we had over 38 million and over 28 million MAUs on the Life360 Platform, respectively, representing a year-over-year increase of 36% and a CAGR of over 22% from March 2019 to March 2022. As of December 31, 2021 and 2020, we had over 35 million and over 26 million MAUs on the Life360 Platform, respectively, representing a year-over-year increase of 33% and a CAGR of over 23% from December 2018 to December 2021. This has been driven by continued strong organic member growth and the introduction of paid member acquisition.

Paying Circles

Each subscription covers all members in the payor’s Circle so that everyone in the Circle can utilize the benefits of a Life360 Premium Membership, including access to premium location, driving, digital and emergency safety insights and services.

As of March 31, 2022 and 2021, we had approximately 1.3 million and 0.9 million paid subscribers to services under our Life360 brand, respectively, representing an increase of 43% year-over-year and a CAGR of 24% from March 2019 to March 2022.

As of December 31, 2021 and 2020, we had approximately 1.2 million and 0.9 million paid subscribers to services under our Life360 brand, respectively, representing an increase of 39% year-over-year and a CAGR of 28% from December 2018 to December 2021.

We grow the number of Paying Circles by growing our free member base, converting a greater number of members to subscribers, and retaining them over time with the provision of high-quality family and safety services. We have experienced strong recent growth in the number of paying subscribers, benefiting from a full year of the new family membership offering which was launched during the third quarter of the year ended December 31, 2020.

Retention by Member Cohorts

Due to the essential service provided by the Life360 Platform, we retain over 50% of U.S. organic members after three months, on average.

Following an expected initial churn of members post-download, the remaining member cohorts illustrate high retention with the churn rate significantly decreasing and largely stabilizing after six months. Ultimately, the strong retention of our member cohorts presents a constant opportunity to monetize and generate revenue growth from existing and new members, with approximately 30% of U.S. organic members remaining on the platform after three years.

Conversion

New Paying Circles are primarily sourced from the conversion of existing free members, which typically occurs when they are seeking greater utility or features from the Life360 Platform, beyond our free offering. This characteristic of Life360 member behavior highlights how members are “pulled” rather than “pushed” towards the Life360 Paying Circle. Net growth in Paying Circles is also affected by our ability to retain existing Paying Circles. We have maintained high retention over time while also increasing our conversion rates as a result of new features and functionality, a theme we believe will only strengthen over time as the Life360 Service expands its product suite for Paying Circles. Our paid conversion reflects subscribers converting to paid subscriptions within the first month following their initial registration with the Life360 Platform.

Total Average Revenue per Paying Circle

We define ARPPC as our revenue for the period presented divided by the Average Paying Circles during the same period. Average Paying Circles are calculated based on adding the number of Paying Circles as of the beginning of the period to the number of Paying Circles as of the end of the period, and then dividing by two.

As a result of an increase in Paying Circles combined with an increased mix of sales towards higher-priced subscription plans, we experienced an increase in our ARPPC for the three months ended March 31, 2022, compared to the three months ended March 31, 2021 and for the year ended December 31, 2021, compared to the year ended December 31, 2020.

ARPPC is a key indicator utilized by Life360 to determine the effective penetration of our tiered product offering for Paying Circles. The implementation of various tiers of paying account offerings (i.e., Silver, Gold and Platinum in 2020) is evident as Life360’s share of wallet has consistently expanded. We believe these dynamics illustrate the potential upside in our key strategic focus of expanding the offering to international Paying Circles.

Key Performance Indicators: Jiobit

Subscriptions

For Jiobit, we have active subscriptions per period which we define as the number of subscribers that signed up for our services in the period. As of March 31, 2022 and 2021, we had approximately 39,000 and 27,000 total subscriptions, respectively, representing a year-over-year increase of 41% and a CAGR of 65% from March 2019 to March 2022. As of December 31, 2021 and 2020, we had approximately 37,000 and 26,000 total subscriptions, respectively, representing a year-over-year increase of 43% and a CAGR of over 94% from December 2018 to December 2021 (with the difference in CAGR as compared to March 2019 to March 2022 due to the growth of Jiobit subscriptions between December 2018 (approximately 5,000 subscriptions) and March 2019 (approximately 8,600 subscriptions)).

This represents a strong indicator of Jiobit subscriber engagement, with subscribers remaining active following the initial purchase of a Jiobit device and subscription. We have a further opportunity to cross-sell Life360 and Jiobit core services among both subscriber bases, expanding wallet share of both existing and new Jiobit subscribers.

Subscriber Retention

We see significant upside potential in hardware devices forming part of our subscriber growth strategy. Following our acquisitions of Jiobit and Tile, Life360 is the only vertically integrated, cross-platform solution of scale that connects the things that are closest to our subscribers’ hearts and minds every day (people, pets and things).

With both digital and physical distribution channels, hardware device sales expand Life360’s acquisition funnel, allowing broader consumer reach and brand awareness and ultimately driving adoption of our core platform. We expect our planned integration to increase the “stickiness” of Life360’s platform with higher subscriber retention from our “one-stop-shop” offering for all family and safety needs. Ultimately, through increased pricing, conversion and retention, we expect hardware device sales to result in significantly higher customer lifetime value.

Our Jiobit cohorts illustrate strong retention following the first purchase of the device. Since 2018, there has generally been a higher retention rate with over 65% of subscribers remaining active after the first 12 months and over 50% after two years. We believe these dynamics can be reflected across member cohorts as a broader suite of offerings is made available and particularly as safety features become more prominent in our offering.

Non-GAAP Financial Measures

Adjusted EBITDA

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to total revenue, net loss and other results under GAAP, we utilize non-GAAP calculations of adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Adjusted EBITDA is defined as net loss, excluding (i) convertible notes and derivative liability fair value adjustment, (ii) benefit from income taxes, (iii) depreciation and amortization and (iv) other (income)/expense.

The above items are excluded from Adjusted EBITDA because these items are non-cash in nature, or because the amount and timing of these items are unpredictable, are not driven by core results of operations and render comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this Registration Statement because it is a key measurement used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial measure is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP financial measures used by other companies. As such, you should consider this non-GAAP financial measure in addition to other financial performance measures presented in accordance with GAAP, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of net loss, the most directly comparable GAAP measure, to Adjusted EBITDA.

	Year Ended December 31,		Three Months Ended March 31,
	2021	2020	2022	2021
	(in thousands)
EBITDA
Net loss and Comprehensive Loss	$(33,557)	$(16,334)	$(25,222)	$(3,852)
Add (deduct):
Convertible notes fair value adjustment	511	—	(1,575)	—
Derivative liability fair value adjustment(1)	733	—	(914)	—
Benefit from income taxes	(127)	—	(58)	—
Depreciation and Amortization(2)	876	657	2,201	112
Other (income)/expense, net	178	(317)	546	(4)

EBITDA	$(31,386)	$(15,994)	$(25,022)	$(3,744)

Stock-based compensation	11,938	8,091	6,095	2,198
Non-recurring adjustment to reflect deferral of a portion of monthly subscription sales through a channel partner	—	862	—	—
Transaction costs incurred for acquisitions	2,744	—	9,258	—
(Gain)/Loss on revaluation of contingent consideration	3,600	—	(4,000)	—

Adjusted EBITDA	$(13,104)	$(7,041)	$(13,669)	$(1,546)

(1)	To reflect the change in value of the derivative liability associated with the July 2021 Convertible Notes (defined below).
(2)	Includes depreciation on fixed assets and amortization of acquired intangible asset.

Key Components of Our Results of Operations

The following discussion describes certain line items in our Consolidated Statements of Operations and Comprehensive Loss.

The Company currently operates as one reportable and operating segment because its chief operating decision maker (“CODM”), which is its Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the consolidated unit level. In the future, the Company plans to integrate Life360, Tile and Jiobit into one platform.

Revenue

Subscription Revenue

We generate revenue from sales of subscriptions on our platforms. Revenue is recognized ratably over the related contractual term generally beginning on the date that our platform is made available to a customer. Our subscription agreements typically have monthly or annual contractual terms. Our agreements are generally non-cancellable during the contract term. We typically bill in advance for monthly and annual contracts. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized.

Hardware Revenue

We generate a majority of our revenue from the sale of the Tile and Jiobit hardware tracking devices and related accessories. For hardware and accessories, revenue is recognized at the time products are delivered. We sell hardware tracking devices and accessories through a number of channels including our website, brick and mortar retail and online retail.

Other Revenue

We also generate revenue through data monetization arrangements with certain third parties through data acquisition and license agreements for data collected from our member base for purposes of targeted advertising, research, analytics, attribution, and other commercial purposes. In January 2022, Life360 began to exit the traditional data sales business and transition to solely sales of aggregated data insights. In order to accomplish this, we executed a new partnership agreement with Placer, a prominent provider of aggregated analytics for the retail ecosystem. As part of this partnership, Placer will provide valuable data processing and analytics data to Life360 and will have the right to commercialize aggregated data related to place visits during the term of the agreement, while still providing members the option to opt out of even aggregated data sales. In keeping with our vision and consistent with that aggregated data sales model, we are exploring ways, in the future, to enable members to avail themselves of compelling offers and opportunities by enabling our partners to use their data with members’ explicit, affirmative opt-in consent. We have begun terminating existing data sales relationships with certain existing data partners. The Placer agreement includes a minimum revenue guarantee based on the size of the Life360’s active member base for the duration of the three-year agreement. Other revenue also includes partnership revenue.

Cost of Revenue and Gross Margin

Cost of Subscription

Cost of subscription primarily consists of expenses related to hosting our services and providing support. These expenses include employee-related costs associated with our cloud-based infrastructure and our customer support organization, third-party hosting fees, software, and maintenance costs, outside services associated with the delivery of our subscription services, personnel-related expenses, travel-related costs, amortization of acquired intangibles and allocated overhead, such as facilities, including rent, utilities, depreciation on equipment shared by all departments, credit card and transaction processing fees, and shared information technology costs. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support user growth and increased use of our platform. We expect that cost of revenue will increase in absolute dollars in future periods.

Cost of Hardware Revenue

Cost of hardware revenue consists of product costs, including hardware production, contract manufacturers for production, shipping and handling, packaging, fulfillment, personnel-related expenses, manufacturing and equipment depreciation, warehousing, tariff costs, hosting, app fees, customer support costs, warranty replacement, and write-downs of excess and obsolete inventory. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Cost of Other Revenue

Cost of other revenue includes cloud-based hosting costs, as well as costs of product operations functions and employee-related costs associated with our data platform. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Gross Profit and Gross Profit Margin

Our gross profit has been, and may in the future be, influenced by several factors, including geographical revenue mix, timing of capital expenditures and related depreciation expense, increases in infrastructure costs, component costs, contract manufacturing and supplier pricing, and foreign currency exchange rates. Gross profit and gross profit margin may fluctuate over time based on the factors described above.

Operating Expenses

Our operating expenses consist of research and development, selling and marketing, and general and administrative expenses.

Research and Development

Our research and development expenses consist primarily of employee-related costs for our engineering, product, and design teams, material costs of building and developing prototypes for new products, mobile app development and allocated overhead. We believe that continued investment in our platform is important for our growth. We expect our research and development expenses will increase in absolute dollars as our business grows.

Sales and Marketing

Our sales and marketing expenses consist primarily of employee-related costs, brand marketing costs, lead generation costs, sales incentives, trade shows and events, sponsorships and amortization of acquired intangibles. Revenue-share payments to third parties in connection with annual subscription sales of the Company’s mobile application on third-party store platforms are considered to be incremental and recoverable costs of obtaining a contract with a customer and are deferred and typically amortized over an estimated period of benefit of two years.

We plan to continue to invest in sales and marketing to grow our member base and increase our brand awareness, including marketing efforts to continue to drive our business model. We expect that sales and marketing expenses will increase in absolute dollars in future periods and will fluctuate as a percentage of revenue. The trend and timing of sales and marketing expenses will depend in part on the timing of marketing campaigns.

General and Administrative

Our general and administrative expenses consist primarily of employee-related costs for our legal, finance, human resources, and other administrative teams, as well as certain executives. In addition, general and administrative expenses include allocated overhead, outside legal, accounting and other professional fees, change in fair value of contingent consideration for business combinations, and non-income-based taxes. We expect our general and administrative expenses will increase in absolute dollars as our business grows.

Convertible Notes Fair Value Adjustment

Convertible notes fair value adjustment relates to the change in the fair value of the convertible notes issued to investors in July 2021 with an underlying principal amount of $2.1 million (the “July 2021 Convertible Notes”).

Derivative Liability Fair Value Adjustment

Derivative liability fair value adjustment relates to the change in the fair value of the embedded conversion and redemption features associated with the July 2021 Convertible Notes.

Other (Income) Expense, Net

Other (income) expense, net consists of interest income earned on our cash and cash equivalents balances, foreign currency exchange losses/(gains) related to the remeasurement of certain assets and liabilities of our foreign subsidiaries that are denominated in currencies other than the functional currency of the subsidiary and foreign exchange transactions (gains) losses and interest expense primarily related to the Convertible Notes.

Benefit from Income Taxes

Benefit from income taxes consists of U.S. federal and state income taxes in jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following tables set forth our consolidated statement of operations and comprehensive loss for the three months ended March 31, 2022 and 2021 and for the years ended December 31, 2021 and 2020. We have derived this data from our consolidated financial statements included elsewhere in this Registration Statement. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Registration Statement. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Year Ended December 31,		% Change	Three Months Ended March 31,		% Change
	2021	2020		2022	2021
	(in thousands)			(in thousands)
Revenue
Subscription revenue	$86,551	$58,472	48%	$33,062	$17,132	93%
Hardware revenue	952	—	100%	9,647	—	100%
Other revenue	25,140	22,183	13%	8,261	5,860	41%

Total revenue	112,643	80,655	40%	50,970	22,992	122%

	Year Ended December 31,		% Change	Three Months Ended March 31,		% Change
	2021	2020		2022	2021
	(in thousands)			(in thousands)
Cost of revenue(1)
Subscription costs	17,807	13,582	31%	7,071	3,734	89%
Hardware costs	1,229	—	100%	7,806	—	100%
Other costs	3,732	1,813	106%	975	755	29%

Total cost of revenue	22,768	15,395	48%	15,852	4,489	253%

Gross profit	89,875	65,260	38%	35,118	18,503	90%

Operating expenses(1)
Research and development	50,994	39,643	29%	25,737	10,692	141%
Sales and marketing	47,473	30,190	57%	23,242	8,210	183%
General and administrative	23,670	12,078	96%	13,246	3,453	284%

Total operating expenses	122,137	81,911	49%	62,225	22,355	178%

Loss from operations	(32,262)	(16,651)	94%	(27,107)	(3,852)	604%

Convertible notes fair value adjustment	511	—	100%	(1,575)	—	(100)%
Derivative liability fair value adjustment	733	—	100%	(914)	—	(100)%
Other (income) expense, net	178	(317)	(156)%	546	—	100%

Total other (income) expense	1,422	(317)	(549)%	(1,943)	—	(100)%

Loss before benefit from income taxes	(33,684)	(16,334)	106%	(25,164)	(3,852)	553%
Benefit (expense) from income taxes	127	—	100%	(58)	—	(100)%

Net loss and Comprehensive Loss	$(33,557)	$(16,334)	105%	$(25,222)	$(3,852)	555%

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,		% Change	Three Months Ended March 31,		% Change
	2021	2020		2022	2021
	(in thousands)
Cost of revenue
Subscription costs	$444	$340	31%	$152	$102	49%
Hardware costs	13	—	100%	17	—	100%
Other costs	65	31	152%	53	16	231%
Research and development	7,457	5,504	35%	3,591	1,448	148%
Sales and marketing	752	424	77%	843	114	639%
General and administrative	3,207	1,792	79%	1,439	519	177%

Total stock-based compensation expense	$11,938	$8,091	48%	$6,095	$2,199	177%

The following table sets forth our results of operations for each of the periods presented as a percentage of revenue:

	Year Ended December 31,		Three Months Ended March 31,
	2021	2020	2022	2021
Revenue
Subscription revenue	77%	72%	65%	75%
Hardware revenue	1%	—%	19%	—%
Other revenue	22%	28%	16%	25%

Total revenue	100%	100%	100%	100%
Cost of revenue
Subscription costs	16%	17%	14%	16%
Hardware costs	1%	—%	15%	—%
Other costs	3%	2%	2%	3%

Total cost of revenue	20%	19%	31%	20%
Gross profit	80%	81%	69%	80%
Operating expenses
Research and development	45%	49%	50%	47%
Sales and marketing	42%	37%	46%	36%
General and administrative	21%	15%	26%	15%

Total operating expenses	108%	102%	122%	97%

Loss from operations	(29)%	(21)%	(53)%	(17)%
Convertible notes fair value adjustment	—%	—%	(3)%	—%
Derivative liability fair value adjustment	1%	—%	(2)%	—%
Other (income) expense, net	—%	(1)%	1%	—%

Total other (income) expense	1%	(1)%	(4)%	—%

Loss before benefit from income taxes	(30)%	(20)%	(49)%	(17)%
Benefit from income taxes	—%	—%	—%	—%

Net loss and Comprehensive Loss	(30)%	(20)%	(49)%	(17)%

Comparison of the Three Months ended March 31, 2022 and 2021

Revenue

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands, unaudited)
Subscription revenue	$33,062	$17,132	$15,930	93%
Hardware revenue	9,647	—	9,647	100%
Other revenue	8,261	5,860	2,401	41%

Total revenue	$50,970	$22,992	$27,978	122%

Total revenue increased $28.0 million, or 122%, during the year three months ended March 31, 2022, as compared to the three months ended March 31, 2021.

Subscription revenue increased $15.9 million, or 93%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021 primarily due to growth in Paying Circles and ARPPC as we continue to invest in a variety of customer programs and initiatives, which, along with expanded customer use cases, have helped increase our subscription revenue over time. In addition, the increase was also attributable to the inclusion of Tile and Jiobit subscription services of $5.2 million.

Hardware revenue increased $9.6 million, or 100%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021 due to the inclusion of hardware sales of approximately $9.0 million related to Tile hardware devices, and hardware sales of $0.6 million related to Jiobit hardware devices.

Other revenue increased $2.4 million, or 41%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, due to increased volume as a result of continued demand for data products.

Cost of Revenue, Gross Profit, and Gross Margin

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands, unaudited)
Subscription costs	$7,071	$3,734	$3,337	89%
Hardware costs	7,806	—	7,806	100%
Other costs	975	755	220	29%

Total cost of revenue	$15,852	$4,489	$11,363	253%

Gross profit	$35,118	$18,503	$16,615	90%

Gross margin:
Subscription	79%	78%
Hardware	19%	—%
Other	88%	87%

Cost of subscription revenue increased by $3.3 million, or 89%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, primarily due to $2.1 million in technology expenses due to higher costs related to cloud infrastructure associated with the Tile and Jiobit acquisitions, an increase of $0.6 million in subscription offerings due to an increase in direct costs related to new product offerings, and an increase of $0.4 million in personnel and related costs and stock-based compensation due to increased headcount.

Subscription margin increased to 79% during the three months ended March 31, 2022 from 78% during the three months ended March 31, 2021, primarily due to an increased volume of higher margin offerings.

Cost of hardware revenue increased by $7.8 million, or 100%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, primarily due to the inclusion of hardware costs of approximately $6.1 million related to Tile and approximately $1.0 million related to Jiobit hardware costs, and an additional $0.9 million in amortization recognized on acquired technology related intangible assets acquired as part of the Tile and Jiobit acquisitions.

Hardware margin was 19% during the three months ended March 31, 2022 which was negatively impacted by the inclusion of the amortization expense recognized on acquired technology related to intangible assets.

Other cost of revenue increased by $0.2 million, or 29%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, primarily due to an increase of $0.2 million in technology expenses due to higher costs related to cloud infrastructure.

Other margin increased to 88% during the three months ended March 31, 2022 from 87% during the three months ended March 31, 2021, primarily due to infrastructure optimization.

Research and Development

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands, unaudited)
Research and development	$25,737	$10,692	$15,045	141%

Research and development expenses increased $15.0 million, or 141%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. The increase was primarily due to an increase of $10.2 million in personnel-related costs and stock based compensation due to headcount growth attributable to the Tile and Jiobit acquisitions, an increase of $2.4 million in professional and outside services due to higher contractor spend as a result of increased scaling of the combined business, an increase of $1.4 million in technology expenses due to higher costs primarily related to cloud and data server infrastructure for the combined company, and a $0.8 million increase in facilities and technology expenses to support headcount growth of the combined company.

Sales and Marketing

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands, unaudited)
Sales and marketing	$23,242	$8,210	$15,032	183%

Sales and marketing expenses increased $15.0 million, or 183%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. This increase was primarily due to an increase of $9.8 million related to an increase in overall marketing spend for Life360, Tile and Jiobit, investment in new user acquisition channels, promotional initiatives as the Company returned to marketing spend after pausing when the COVID-19 pandemic began, and launching new brand marketing campaigns. The increase was also related to an increase of $3.0 million in personnel and related costs and stock-based compensation due to increased headcount, an increase of $1.0 million in depreciation and amortization related to the amortization of intangible assets acquired from the Tile and Jiobit acquisitions, an increase of $0.6 million due to higher contractor spend as a result of increased scaling of the business and acquisitions, and a $0.3 million increase in technology expenses due to higher costs to support headcount growth.

General and Administrative

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands, unaudited)
General and administrative	$13,267	$3,453	$9,814	284%

General and administrative expense increased $9.8 million, or 284%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. As a result of our continued investment in headcount and recent acquisitions, personnel and related costs and stock-based compensation increased by $5.7 million. In addition, professional and outside services increased by $7.2 million primarily due to Tile Acquisition costs of approximately $5 million and increased expenses related to accounting, legal and advisors due to the Company’s Form 10 filing in April 2022. These increases were offset by a reduction in the fair value of contingent consideration related to Jiobit of approximately $4.0 million as it was determined a portion of the contingent consideration metrics would not be met.

Convertible Notes Fair Value Adjustment

The Company issued convertible notes to investors in July 2021, and as part of the purchase consideration related to the Jiobit Acquisition in September 2021 (the “September 2021 Convertible Notes” and together with the July 2021 Convertible Notes, the “Convertible Notes”). The September 2021 Convertible Notes are recorded at fair value and are revalued at each reporting period. The convertible notes fair value adjustment decreased $1.6 million or 100% during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, and was due to the decrease in the fair value of convertible notes.

Derivative Liability Fair Value Adjustment

The derivative liability fair value decreased $0.9 million or 100% during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021 due to the revaluation of the derivative liability at each reporting period related to embedded redemption features bifurcated from the July 2021 Convertible Notes issued to investors.

Other (Income) Expense, Net

Other expense increased $0.5 million or 100% during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, and included income earned on cash and cash equivalent balances offset by an increase in interest expense associated with the Convertible Notes and an increase in foreign exchange losses.

Benefit from Income Taxes

Benefit from income taxes decreased $0.1 million, or 100%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021 due primarily to the tax effects related to the Tile Acquisition.

Comparison of the Years ended December 31, 2021 and 2020

Revenue

	Year Ended December 31,		Change
	2021	2020	$	%
	(in thousands)
Revenue
Subscription revenue	$86,551	$58,472	$28,079	48%
Hardware revenue	952	—	952	100%
Other revenue	25,140	22,183	2,957	13%

Total revenue	$112,643	$80,655	$31,988	40%

Total revenue increased $32.0 million, or 40%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020.

Subscription revenue increased $28.1 million, or 48%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020 primarily due to growth in Paying Circles and ARPPC. During the year ended December 31, 2021, we took the first step in the international rollout of our subscription model with the launch of the complete membership experience in Canada. We continue to invest in a variety of customer programs and initiatives, which, along with expanded customer use cases, have helped increase our subscription revenue over time.

Hardware revenue increased approximately $1.0 million, or 100%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020, and was due to the sale of Jiobit hardware devices.

Other revenue increased $3.0 million, or 13%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020, due to increased volume as a result of continued demand for data products.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,		Change
	2021(1)	2020	$	%
	(in thousands)
Cost of revenue
Subscription costs	$17,807	$13,582	$4,225	31%
Hardware costs	1,220	—	1,220	100%
Other costs	3,741	1,813	1,928	106%

Total cost of revenue	$22,768	$15,395	$7,373	48%

Gross profit	$89,875	$65,260	$24,615	38%
Gross margin:
Subscription	79%	77%
Hardware	(28)%	—
Other	85%	92%

(1)

The following table has changed the format of the Statements of Operation in the audited consolidated financial statements for the year ended December 31, 2021 to include Hardware costs in cost of revenue to conform to new presentation for condensed unaudited consolidated financial statements for the three months ended March 31, 2022. Such change in presentation has no impact to the Company’s financial position, operating cash flows, net loss or net loss per share attributable to common stockholders.

Cost of subscription revenue increased by $4.2 million, or 31%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020, primarily due to an increase of $2.5 million in technology expenses due to higher costs related to cloud infrastructure, and an increase of $1.7 million in subscription offerings due to an increase in direct costs related to new product offerings.

Subscription margin increased to 79% during the year ended December 31, 2021 from 77% during the year ended December 31, 2020, primarily due to an increased volume of higher margin offerings.

Hardware costs increased by $1.2 million, or 100%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020, related to the sales of Jiobit hardware devices, resulting from the Jiobit Acquisition which closed during the third quarter of 2021 of $1.1 million, and an increase of $0.1 million in depreciation and amortization expense, primarily due to the amortization of acquired intangibles.

Hardware margin decreased 28% during the year ended December 31, 2021, as compared to the year ended December 31, 2020 primarily due to supply chain issues which resulted in increased hardware costs and the amortization expense related to acquired intangible assets.

Other cost of revenue increased by $1.9 million, or 106%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020, primarily due to an increase of $1.7 million in technology expenses due to higher costs related to cloud infrastructure.

Other margin decreased to 85% during the year ended December 31, 2021 from 92% during the year ended December 31, 2020, primarily due to higher costs related to infrastructure in proportion to revenue growth.

Research and Development

	Year Ended December 31,		Change
	2021	2020	$	%
	(in thousands)
Research and development	$50,994	$39,643	$11,351	29%

Research and development expenses increased $11.4 million, or 29%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020 as we continued to invest in the development of new and existing offerings. Personnel and related costs and stock-based compensation each increased by $7.8 million due to headcount growth. Professional and outside services increased by $3.7 million due to higher contractor spend as a result of increased scaling of the business.

Sales and Marketing

	Year Ended December 31,		Change
	2021	2020	$	%
	(in thousands)
Sales and marketing	$47,473	$30,190	$17,283	57%

Sales and marketing expenses increased $17.3 million, or 57%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020. This increase was primarily due to an increase of $15.2 million related to an increase in overall marketing spend, investment in new user acquisition channels, promotional initiatives as the Company returned to marketing spend after pausing when the COVID-19 pandemic began, and launching new brand marketing campaigns. The increase was also related to an increase of $0.8 million in personnel and related costs and stock-based compensation due to increased headcount, and an increase of $1.0 million in other sales and marketing expenses including professional and outside services and technology expenses.

General and Administrative

	Year Ended December 31,		Change
	2021	2020	$	%
	(in thousands)
General and administrative	$23,670	$12,078	$11,592	96%

General and administrative expense increased $11.6 million, or 96%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020. As a result of our continued investment in headcount, personnel and related costs and stock-based compensation increased by $4.1 million. The Company incurred incremental expenses of $3.6 million due to an increase in the fair value of contingent consideration issued in connection with the Jiobit Acquisition. Professional and outside services increased by $3.2 million due to increased legal spend related to the Jiobit Acquisition and the Tile Acquisition. The increase also relates to $0.6 million in other general and administrative expenses, including facilities and insurance expenses.

Convertible Notes Fair Value Adjustment

Convertible notes fair value adjustment increased by $0.5 million during the year ended December 31, 2021, as compared to the year ended December 31, 2020, due to the issuance of the September 2021 Convertible Notes. The September 2021 Convertible Notes are recorded at fair value and are revalued at each reporting period. The incremental expense is due to the increase in the fair value of the September 2021 Convertible Notes.

Derivative Liability Fair Value Adjustment

Derivative liability fair value adjustment increased by $0.7 million during the year ended December 31, 2021, as compared to the year ended December 31, 2020, due to the embedded redemption features bifurcated from the July 2021 Convertible Notes issued to investors. The derivative liability is recorded at fair value and is revalued at each reporting period. The incremental expense is due to the increase in the fair value of the derivative liability.

Other Income (Expense), Net

Other expense was $0.2 million in 2021, representing a $0.5 million decrease from 2020. This decrease was primarily due to a decrease in interest income earned on cash and cash equivalent balances offset by an increase in interest expense primarily due to accretion of the debt discount associated with the Convertible Notes.

Benefit from Income Taxes

Benefit from income taxes increased $0.1 million, or 100%, during the year ended December 31, 2021, as compared to the year ended December 31, 2020 due primarily to the tax effects related to the Jiobit Acquisition.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through equity issuances and cash generated from operations. Since 2011, we have raised a total of $401.5 million in capital financings, less issuance costs of $18.3 million. As of March 31, 2022, our principal sources of liquidity were cash and cash equivalents totaling $82.7 million. In May 2019, in connection with our initial public offering on the ASX, we received net proceeds of $75.5 million, after deducting issuance costs of $5.1 million. Upon completion of our initial public offering on the ASX, interests in a total of 38.2 million shares were issued, equivalent to 114.6 million CDIs.

The July 2021 Convertible Notes accrue simple interest at an annual rate of 4% and mature on July 1, 2026. The July 2021 Convertible Notes may be settled under the following scenarios at the option of the holder of the 2021 Notes: (i) into shares of our common stock equal to the conversion amount of outstanding principal and any accrued but unpaid interest divided by the conversion price of $11.96; (ii) at the option of the holder upon a liquidation event (a) paid in cash equal to the outstanding principal and any accrued but unpaid interest or (b) into common shares equal to the conversion amount of outstanding principal and any accrued but unpaid interest divided by the conversion price of $11.96; or (iii) upon maturity of the July 2021 Convertible Notes, settlement in cash at the outstanding accrued interest and principal amount.

In September 2021, we issued the September 2021 Convertible Notes for an aggregate principal amount of $11.6 million in connection with the Jiobit Acquisition. The September 2021 Convertible Notes bear interest at the U.S. Prime rate plus 25 basis points. The September 2021 Convertible Notes can be converted to shares of our common stock at any time subsequent to the acquisition at a fixed conversion price of $22.50 per share. On each of the first three annual anniversaries of the issuance date of the September 2021 Convertible Notes, the Company will repay one-third of the unconverted principal plus accrued interest to the holders of such notes. Upon a change of control, the holder may elect to either convert at the fixed conversion price of $22.50 per share or be repaid in full.

In December 2021, we closed the 2021 Private Placement of 7,779,014 shares of our common stock (equivalent to 23,337,042 CDIs). The price of the shares sold in the 2021 Private Placement was A$36.00 per share (A$12.00 per CDI). The total gross proceeds from the 2021 Private Placement to the Company were $198.7 million. After deducting underwriting discounts and commissions and offering expenses payable by the Company, the aggregate net proceeds received by the Company totaled approximately $193.1 million.

We believe that our existing cash and cash equivalents and cash provided by sales of our subscriptions will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors and as a result, we may be required to seek additional capital. If we are unable to raise additional capital on terms acceptable to us or at all or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, financial condition and results of operations.

A number of our users pay in advance for annual subscriptions while a majority pay in advance for monthly subscriptions. Deferred revenue consists of the unearned portion of customer billings, which is recognized as revenue in accordance with our revenue recognition policy. As of March 31, 2022 and 2021, we had deferred revenue of $31.1 million and $12.3 million, respectively. As of December 31, 2021 and 2020, we had deferred revenue of $13.9 million and $11.9 million, respectively, which is expected to be recorded as revenue in the next 12 months, respectively, provided all other revenue recognition criteria have been met.

Our cash flow activities were as follows for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2021	2020	2022	2021
	(in thousands)		(in thousands, unaudited)
Net cash used in operating activities	$(12,153)	$(7,250)	$(21,696)	$(2,992)
Net cash (used in) provided by investing activities	(7,064)	(653)	(112,306)	—
Net cash provided by financing activities	193,951	445	873	(88)

Net (decrease) increase in cash and cash equivalents	$174,734	$(7,458)	$(133,129)	$(3,080)

Operating Activities

Our largest source of operating cash is cash collections from our paying users for subscriptions to our platform. Our primary uses of cash from operating activities are for employee-related expenditures, inventory, infrastructure-related costs, and marketing expenses. Net cash used in operating activities is impacted by our net loss adjusted for certain non-cash items, including depreciation and amortization expenses, amortization of costs capitalized to obtain a contract, and stock-based compensation, as well as the effect of changes in operating assets and liabilities.

For the three months ended March 31, 2022, net cash used in operating activities was $21.7 million. The primary factors affecting our operating cash flows during this period were our net loss of $25.2 million, impacted by $2.2 million non-cash charges, and $1.3 million of cash used by changes in our operating assets and liabilities. The non-cash charges primarily consisted of $6.1 million in stock-based compensation, $1.6 million gain in convertible notes fair value adjustment, $4.0 million in gain on revaluation of contingent consideration, and $2.2 million of depreciation and amortization. The cash used by changes in our operating assets and liabilities was primarily due to a $17.2 million decrease in accounts receivable and a $2.8 million increase in deferred revenue. These amounts were partially offset by a $14.7 million decrease in accounts payable, a $2.6 million increase in other noncurrent assets, and a $1.7 million decrease in accrued expenses.

For the three months ended March 31, 2021, net cash used in operating activities was $3.0 million. The primary factors affecting our operating cash flows during this period were our net loss of $3.9 million, impacted by $2.3 million non-cash charges and $1.4 million of cash used by changes in our operating assets and liabilities. The non-cash charges primarily consisted of $2.2 million in stock-based compensation and $0.1 million in amortization of costs capitalized to obtain contracts. The cash used by changes in our operating assets and liabilities was primarily due to a $2.9 million decrease in prepaid expenses and other current assets. These amounts were partially offset by a $0.4 million increase in costs capitalized to obtain revenue contracts, net, a $0.6 million decrease in accounts payable, and a $0.5 million increase in other noncurrent assets.

For the year ended December 31, 2021, net cash used in operating activities was $12.2 million. The primary factors affecting our operating cash flows during this period were our net loss of $33.6 million, impacted by $21.8 million non-cash charges, and $0.4 million of cash used by changes in our operating assets and liabilities. The non-cash charges primarily consisted of $11.9 million in stock-based compensation, $4.0 million in amortization of costs capitalized to obtain contracts, $3.6 million in loss on revaluation of contingent consideration, and $0.9 million of depreciation and amortization. The cash used by changes in our operating assets and liabilities was primarily due to a $2.7 million increase in accounts receivable, a $1.7 million increase in costs capitalized to obtain contracts, a $0.9 million increase in inventories, and a $1.2 million decrease in noncurrent liabilities. These amounts were partially offset by a $4.7 million increase in accrued expenses and a $1.7 million increase in deferred revenue.

For the year ended December 31, 2020, net cash used in operating activities was $7.3 million. The primary factors affecting our operating cash flows during this period were our net loss of $16.3 million, impacted by $15.7 million non-cash charges, and $6.7 million of cash used by changes in our operating assets and liabilities. The non-cash charges primarily consisted of $8.1 million in stock-based compensation, $0.7 million of depreciation and amortization, and $7.0 million in amortization of costs capitalized to obtain contracts. The cash used by changes in our operating assets and liabilities was primarily due to a $5.2 million increase in costs capitalized to obtain contracts, $4.7 million increase in prepaid expenses and other current assets, and a $1.1 million increase in accounts receivable. These amounts were partially offset by a $2.5 million decrease in other noncurrent assets and a $1.9 million increase in accounts payable.

Investing Activities

Net cash used in investing activities is primarily impacted by purchases of infrastructure equipment.

For the three months ended March 31, 2022, net cash used in investing activities was $112.3 million, which related to cash paid for the Tile Acquisition, net of cash acquired.

For the three months ended March 31, 2021, there were no cash flows from investing activities.

For the year ended December 31, 2021, net cash used in investing activities was $7.1 million, which primarily related to $4.0 million in cash advanced on a convertible note receivable, and $3.0 million in cash paid, net of cash acquired, associated with the Jiobit Acquisition.

For the year ended December 31, 2020, net cash used in investing activities was $0.7 million, which related to cash paid for capital expenditures during the period.

Financing Activities

For the three months ended March 31, 2022, net cash provided by financing activities was $0.9 million, which primarily related to $0.8 million in proceeds from the exercise of stock options net of taxes paid related to net settlement of equity awards.

For the three months ended March 31, 2021, net cash used in financing activities was $0.1 million, which related to proceeds from the exercise of stock options net of taxes paid related to net settlement of equity awards.

For the year ended December 31, 2021, net cash provided by financing activities was $194 million, which primarily related to $193.1 million in net proceeds from capital, and $2.1 million in proceeds from the issuance of Convertible Notes. Cash provided by financing activities was reduced by cash used in the net settlement of the exercise of equity awards of $1.2 million.

For the year ended December 31, 2020, net cash provided by financing activities was $0.4 million, which primarily related to $0.4 million in proceeds from the exercise of stock options net of taxes paid related to net settlement of equity awards.

Debt Obligations

Paycheck Protection Program

The Company determined that the original eligibility requirements per the guidelines originally established by the U.S. federal government as part of the CARES Act for the Paycheck Protection Program (“PPP”) were met. As such, in April 2020, the Company received $3.1 million in loans from the PPP. Because the U.S. government subsequently changed its position and guidelines related to the PPP and publicly traded companies, the Company repaid the loans in May 2020.

Obligations and Other Commitments

Our principal commitments consist of obligations under our convertible notes, operating leases for office space, and other purchase commitments. Our obligations under our convertible notes are described in the “Liquidity and Capital Resources” section and in Notes 7 and 10 to our consolidated financial statements and Notes 6 and 9 to our interim financial statements. Information regarding our non-cancellable lease and other purchase commitments as of December 31, 2021, can be found in Notes 9 and 12 to our consolidated financial statements and as of March 31, 2022, can be found in Notes 8 and 11 to our interim financial statements.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of March 31, 2022 and December 31, 2021, we had $98.2 million and $231 million of cash equivalents invested in cash and cash equivalents and money market funds, respectively. Our cash and cash equivalents are held for working capital purposes.

As of March 31, 2022 and December 31, 2021, a hypothetical 10% relative change in interest rates would not have a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

Our reporting currency and functional currency is the U.S. dollar. All of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which is primarily in the United States. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. We do not believe that a hypothetical 1,000 basis-point increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.

Fair Value Risk

As of March 31, 2022 and December 31, 2021, we had $16.8 million and $23.2 million of liabilities that are measured at fair value, respectively. Fair value measurements includes significant assumptions that are driven by market conditions and macroeconomic factors at measurement dates. Our consolidated results of operations are therefore subject to market fluctuations and may be affected in the future as a result of these fair value changes.

Critical Accounting Policies and Significant Management Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. This discussion is provided to supplement the descriptions of our accounting policies contained in Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements and to our interim financial statements included elsewhere in this Registration Statement.

Revenue Recognition

We derive revenue from subscription fees (which include support fees), the sale of Tile and Jiobit hardware devices, and other data revenue. We sell subscriptions to our platform through arrangements that are generally monthly to annual in length. Our arrangements are generally non-cancellable and non-refundable. Our subscription arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as service arrangements.

We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, we satisfy a performance obligation.

Subscription Revenue

Subscription revenue, which includes support, is recognized on a straight-line basis over the non-cancellable contractual term of the arrangement, generally beginning on the date that our service is made available to the customer. We also generate revenue from the Tile Premium Subscription. We consider delivery of services to have occurred as control is transferred.

Hardware Revenue

We derive a majority of our revenue from sales of Tile and Jiobit hardware devices. We consider delivery of our products to have occurred once control has transferred and delivery of services to have occurred as control is transferred. We recognize revenue, net of estimated sales returns, sales incentives, discounts, and sales tax.

Other Revenue

The majority of the Company’s traditional data partner contracts have been terminated and as discussed herein, the Company is in the process of winding down the traditional data brokerage business and moving toward an aggregated data sales model. In the meantime, other revenue includes agreements with third parties to provide access to and use of Life360 data as well as advertising on the Company’s mobile platform. The

Company estimates and includes variable consideration in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating variable consideration in data arrangements, the Company considers historical experience and other external factors that may impact the expectation of future data usage. Access to the Company’s data represents a series of distinct services as the Company continually provides access to the data, fulfills its obligation to the customer over the non-cancelable contractual term, and the customer receives and consumes the benefit of the data throughout the contract period. The series of distinct services represents a single performance obligation that is satisfied over time.

Arrangements with Multiple Performance Obligations

Our sales arrangements typically contain multiple performance obligations, consisting of the hardware sale, application usage, hardware support, and in some cases, the subscriptions. For arrangements with multiplate performance obligations where the contracted price differs from the standalone selling price (the “SSP”) for any distinct good or service, we may be required to allocate the transaction price to each performance obligation using our best estimates for the SSP. Our process for determining the SSP considers multiple factors including consumer behaviors, our internal pricing model, and cost-plus margin, and may vary depending upon the facts and circumstances related to each deliverable. For business-to-business hardware sales, we will estimate the expected consideration amount after credits and discounts.

Amounts allocated to the delivered hardware devices are recognized at the time of delivery, provided the other conditions for revenue recognition have been met, with a portion of the consideration being allocated to application usage (maintenance) and support. Amounts allocated to subscriptions are deferred and recognized ratably over the subscription term.

Sales Incentives

We offer sales incentives through various programs, consisting primarily of cooperative advertising and pricing promotions to retailers and distributors. We record advertising with customers as a reduction to revenue unless we receive a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the distinct benefit received, in which case we record it as a marketing expense. We recognize a liability and reduce revenue for rebates or other incentives based on the estimated amount of rebates or credits that will be claimed by customers.

Product Warranty

We offer a standard product warranty that our products will operate under normal use for a period of one year from the date of original purchase. We also offer extended warranties generally for a period of three years for devices with replaceable batteries. We will either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. Factors that affect the warranty obligation include product failure rates, service delivery costs incurred in correcting the product failures, and warranty policies. Our products are manufactured by contractor manufacturers, and in certain cases, we may have recourse to such contract manufacturers.

Inventory Valuation

Inventories consist of finished goods which are purchased from contract manufacturers. Inventories are stated at the lower of cost or net realizable value, with costs being computed on a weighted average basis. We assess the valuation of inventory and periodically write down the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions.

Costs Capitalized to Obtain Contracts

Revenue-share payments to third parties in connection with initial annual subscription sales of the Company’s mobile application on third-party store platforms, are considered to be incremental and recoverable costs of obtaining a contract with a customer. These costs are recognized and amortized over two years. The Company determines the period of benefit by taking into consideration the average customer life based on past experience with customers, historical data, and other available information.

Stock-Based Compensation Expense

The Company has an equity incentive plan under which various types of equity-based awards including, but not limited to, incentive stock options, non-qualified stock options, and RSUs may be granted to employees, non-employee directors, and non-employee consultants. Compensation expense is measured and recognized in the consolidated financial statements based on fair value. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The fair value of stock options that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. The fair value of RSUs is based on the fair value of the common stock on the date of grant. The stock-based compensation expense is based on awards ultimately expected to vest. Forfeitures are recorded as they occur.

Our use of the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying shares of our common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

These assumptions and estimates are as follows:

•

Fair Value of Common Stock. Since the listing of our CDIs on the ASX, the fair value of common stock is based on the closing price of our CDIs on the ASX as reported in Australian dollars, adjusted to reflect the CDI/per share of common stock ratio in effect, and translated to U.S. dollars based on the date of grant of our common stock.

•

Expected Term. The expected term for employees is based on the simplified method, as the Company’s stock options have the following characteristics: (i) granted at-the-money; (ii) exercisability is conditioned upon service through the vesting date; (iii) termination of service prior to vesting results in forfeiture; (iv) limited exercise period following termination of service; and (v) options are non-transferable and non-hedgeable, or “plain vanilla” options, and the Company has limited history of exercise data. The expected term for non-employees is based on the remaining contractual term.

•

Expected Volatility. Since we have limited trading history of CDIs, interests in our common stock, the expected volatility is determined based on the historical stock volatilities of our comparable companies, and the Company’s trading data since listing on the ASX. Comparable companies consist of public companies in our industry, which are similar in size, stage of life cycle and financial leverage. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

•

Risk-Free Interest Rate. We base the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to that of the options for each expected term.

•

Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. As we have no history of paying any dividends and have no plans to pay dividends in the foreseeable future, we used an expected dividend yield of zero.

The following table summarizes the assumptions used in the Black-Scholes option pricing model to determine the fair value of our stock options:

	Year Ended December 31,		Three Months Ended March 31,
	2021	2020	2022	2021
Expected term (in years)	4.24	5.68	4.03	4.24
Expected stock price volatility	49%	43%	63%	49%
Risk-free interest rate	0.68%	0.60%	1.91%	0.68%
Dividend yield	0%	0%	0%	0%

We will continue to use judgment in evaluating the expected volatility and expected term utilized in our share-based compensation expense calculations on a prospective basis.

Common Stock Valuations

After completion of the listing of our CDIs on the ASX, our Board determines the fair value of each underlying share of our common stock based on the closing price of our CDIs as reported on the date of grant.

Income Taxes

We account for income taxes under the asset and liability method. We estimate actual current tax exposure together with assessing temporary differences resulting from differences in accounting for reporting purposes and tax purposes for certain items, such as accruals and allowances not currently deductible for tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in our balance sheet. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our statements of operations and comprehensive loss become deductible expenses under applicable income tax laws or when net operating loss or credit carryforwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. The assessment of whether or not a valuation allowance is required often requires significant judgment including current and historical operating results, the forecast of future taxable income and on-going prudent and feasible tax planning initiatives. Should the actual amounts differ from estimates, the amount of valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the consolidated statement of operations for the periods in which the adjustment is determined to be required.

Recent Accounting Pronouncements

See Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements and to our interim financial statements included elsewhere in this Registration Statement for recently adopted accounting pronouncements.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of reporting company effective dates.

Tile Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of Tile’s financial condition and results of operations together with Tile’s audited consolidated financial statements and notes to such financial statements included elsewhere in this Registration Statement.

The following discussion contains forward-looking statements that involve risks and uncertainties regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategy, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for, and use of, working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plan,” “potential,” “project,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” or the negative of these words or other variations on these words or comparable terminology. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under “Item 1A. Risk Factors” and other sections in this Registration Statement.

Unless otherwise indicated or the context otherwise requires, all references in this section to “Tile” or “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to Tile, Inc. Our fiscal year ends March 31.

Overview

Tile’s platform helps people find the things that matter the most to them, locating millions of unique items every day. Tile’s products come in various shapes, sizes and price points for different use cases. We expect that Tile’s network will become more robust when it leverages the Life360 member base to broaden its Tile network, generating even higher confidence that we can locate lost items of Tile customers.

Tile gives everything the power of smart location, and we help locate millions of unique items each day. Leveraging Life360’s vast community, with the Life360 app available for download in over 170 countries through the Apple App Store and over 130 countries through the Google Play Store as of March 31, 2022, will allow us to penetrate additional regions, as well as further enhance Tile’s power to find things. Tile’s cloud-based finding platform helps people find the things that matter to them most and helps solve the universal pain point of losing things. In addition to devices in multiple form factors for every use case, Tile works with over 50 partner products leveraging its finding technology across audio, travel, wearables and personal computer categories.

Tile’s product is a Bluetooth enabled device that works with an app, available on iOS or Android, to enable our members to locate Tile objects. Our Tile devices communicate location with any phone or tablet that has the app installed. Operating in the background, our app routinely uploads location information to the cloud that maps the last location a Tile device was located. When a Tile device is left behind, a member can use the app to ring the Tile. If the Tile device is within Bluetooth range, members can access a map to identify the last known location of the Tile device, or mark a Tile as lost to enable the Tile network to help search for the lost item.

Our Business Model

Tile offers a free service as well as two paid subscription options: Premium and Premium Protect. The Premium subscription offers smart alerts to proactively notify a member who has left Tile devices behind, free battery replacements for Tile devices with replaceable batteries, a warranty for Tile devices with defects or accidental damage, unlimited location sharing, location history for the past 30 days and access to Tile’s premium customer care team. Premium is available for $2.99 per month or $29.99 per year. Premium Protect offers all the benefits of Premium, plus up to $1,000 item reimbursement per year and is available for $99.99 per year. Tile pioneered the Bluetooth finding category and creates finding experiences that allow our members to track and find their belongings. Tile sells hardware devices in various retail channels and develops products specifically meant to tackle the daily pain point of lost items. Tile offers a mobile app that serves as the main management tool for Tile devices and also provides value add premium subscription services. Our main areas of focus for the business are to:

Accelerate Our Recurring Revenue

Tile is in the early stages of building its subscription business and driving recurring revenue. Tile introduced its premium subscription service in October 2018 and paid subscribers have grown meaningfully since the introduction of the paid service. As of December 31, 2021, Tile’s premium subscription business had over 478,400 paid subscribers. Tile hardware and embedded members are able to upgrade to the Premium service to take advantage of a suite of features that enhance the overall Tile finding experience.

Tile’s premium subscription is available in two tiers, Premium and Premium Protect. Premium has several benefits that provide an enhanced finding experience enabling Tile’s members to keep track of the important things in their life, including item reimbursement, smart alerts, unlimited sharing, location history, battery replacement and premium customer support. Premium Protect provides a higher level of item reimbursement in addition to other premium benefits. Premium Protect is currently available in the United States and we expect to introduce Premium Protect to select markets outside of the United States in the future. We also expect to introduce different tiers of item reimbursement in the future.

We expect to invest in the development of new premium features that help drive better engagement and overall finding experience that will drive higher levels of member conversion to paid subscription and increase recurring revenue.

Grow Our Device Business and Related Services

As a pioneer in the Bluetooth finding category, we are focused on addressing the pain points that our members face with a service that is easy-to-use, intuitive and accurate. To date, we have sold more than 50 million Tile devices globally. Our finding service is differentiated from competitors in a number of ways, including:

•	System- and Device-Agnostic. The Tile service works across the major mobile operating systems, meaning that a member does not have to own a specific mobile device to use our hardware devices.

•

Leading Hardware Capability. We have evolved our hardware capabilities over time with an emphasis on the member experience around finding range, battery management, ring volume, connectivity and other key member experience factors.

•

Multiple Form Factors. We offer Tile devices in various form factors that provide finding solutions for specific finding use cases. These include our Slim product, which has a sleek form factor that fits into most wallets and low profile use cases, and our Sticker product, which has an adhesive that attaches to many different surfaces. In addition, we offer our Pro and Mate products, which have a convenient key ring and small form factors.

•	Member-First App Experience. The Tile mobile app allows members to manage and operate their Tile devices, including the ability to ring their Tile devices, ring their phone, find last place seen and access the Tile finding network. The Tile app is rated highly by members on both the Apple App Store and the Google Play Store, and we continue to develop and evolve the app with an eye towards an enhanced member finding experience.

•

Scale of Service. Tile’s finding service benefits from network effects in that each incremental member helps improve the overall finding experience for all members. We sell millions of Tile devices each year and continue to expand our embedded partnership ecosystem, allowing us to serve millions of engaged members with nearly a billion location updates each day.

Expand Our Embedded Partnerships

Tile is building an ecosystem of partners that build Tile technology directly into their products allowing members of those products to easily keep track of their things and find them when they are misplaced. Our embedded partnerships allow us to provide the Tile finding service without the need for a Tile device. Tile is currently embedded in over 50 partner products, including audio, travel, wearables and personal computer categories. Our embedded products allow members to protect their investment by being able to find it when lost. The partnerships provide Tile with access to new potential members and the ability to promote our Tile hardware devices and premium subscription services.

Recent Developments

In January 2022, Life360 acquired Tile. Life360 and Tile entered into an agreement and plan of merger with total consideration comprised of i) $158.0 million of cash, ii) 780,593 shares of common stock issued to the securityholders of Tile, of which 1,561 shares were granted to a key Tile employee and vest based on continued employment, and iii) 534,465 shares of common stock contingent upon achieving certain financial conditions of which 4,784 shares of contingent consideration were granted to a key Tile employee and vest based on continued employment. In addition, Life360 granted 1,407,237 restricted stock units in retention awards for Tile employees, subject to performance requirements and/or continued employment.

In September 2021, we refinanced a $17.5 million loan with a $30 million loan with a debt provider secured by our assets. This loan was paid off upon acquisition.

Impact of COVID-19

To date, the COVID-19 pandemic has not had a significant, negative impact on our operations or financial performance. To adapt to the COVID-19 impact, we paused the majority of paid member acquisition spend and implemented other expense management initiatives. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including the duration and spread of the outbreak, new information about additional variants, the availability and efficacy of vaccine distributions, additional or renewed actions by government authorities and private businesses to contain the pandemic or respond to its impact and altered consumer behavior, the pace of reopening, impact on our customers and our sales cycles, impact on our business operations, impact on our customer, employee or industry events, and effect on our vendors and other business partners, all of which are uncertain and cannot be predicted. Any such developments may have adverse impacts on global economic conditions, including disruptions of the supply chain globally, labor shortages and consumer confidence and spending, and could materially adversely affect demand, or subscribers’ ability to pay, for our products and services. We considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse impacts on its consolidated financial statements for the year ended December 31, 2021. As events related to COVID-19 continue to evolve, our assumptions and estimates may change materially in future periods. For additional information, see “Risk Factors—Risks Related to Our Business—The COVID-19 pandemic or the outbreak of any infectious disease in the United States or worldwide has adversely affected, and could continue to adversely affect, our business.”

Key Factors Affecting our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Ability to Drive Subscribers

Our long-term ability to grow recurring revenue will depend on our ability to drive paid subscribers to our premium subscription services. We are still in the early stages of our paid subscription service and we believe that we can continue to meaningfully grow our paid subscriber base. Our ability to grow our paid subscribers base is directly related to the sales of our hardware devices and the number of embedded partner users that download the app. If we cannot continue to grow our hardware business or expand our embedded partnerships, our ability to grow paid subscribers will be impacted. Additionally, our ability to grow paid subscribers will depend on the continued attractiveness of our premium subscription service. We expect to continue to optimize the feature set of our premium subscription service to provide a member-focused finding experience.

Ability to Attract New and Repeat Purchasers of Our Devices

Attracting new and repeat purchasers depends on our ability to design and release compelling smart trackers and market them effectively. Additionally, we face increasing competition from better funded global companies, specifically Apple.

We pioneered the finding category and we continue to invest in the development of hardware products assessing new and existing technologies with a priority on providing a great member finding experience.

Ability to Engage and Retain our Members

Our long-term growth depends in part on our ability to engage and retain our members. We prioritize providing a compelling member finding experience. However, our ability to do so depends on the continued evolution of our hardware devices, mobile app experience and overall finding experience.

Maintain Compelling Margins

Our ability to maintain our margins is dependent on a number of factors, including hardware and subscription revenue growth, product and channel mix, product costs, freight costs, tariffs, personnel costs and other operating expenses. We operate in a highly competitive market and there is no guarantee that we can maintain margins.

Ability to Grow Internationally

The majority of our sales are to customers in the United States. We believe we have an opportunity to grow our revenues outside of the United States. Growing our sales in existing international markets and new geographies requires investment in personnel, operations, sales, marketing, compliance and internalization. There is no guarantee that our products will be as well received or experience the same growth as in the United States.

Seasonality

We have historically experienced higher revenue in the fourth calendar quarter compared to other quarters due to higher seasonal holiday demand and the timing of our product introductions. For example, during the year ended March 31, 2021 and March 31, 2020, the third quarters accounted for 48% and 39% of our total revenue, respectively. We also incur higher sales and marketing expenses during this period. We believe our seasonality could be mitigated over time as the percent of our total revenue comprised by subscription revenue increases.

Key Performance Indicators

We review several operating metrics, including the following key performance indicators, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe these key metrics are useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making, and they may be used by investors to help analyze the health of our business.

Subscribers

Tile offers a subscription product in addition to the freemium experience. With a subscription, subscribers gain access to premium features including smart alerts, location history, battery replacements, and Item Reimbursement. As of December 31, 2020 and 2021, Tile had approximately 372,000 and over 478,000 paid subscriptions, respectively, representing an increase of 29% year over year.

Tile grows its subscription count by increasing the number of Tile devices sold, converting a greater number of users to paying subscribers, and retaining them thereafter. The percentage of new users who convert to paying subscribers has increased over time as Tile has added new features and improved the marketing of its subscription product.

Total Average Revenue per Paying Subscription

We define Average Revenue Per Paying Subscription (“ARPPS”) as Tile subscription revenue for the period presented divided by the average number of paying subscribers during the same period. For the year ended December 31, 2021, Tile had ARPPS of $33.63, an increase of approximately 6% compared to the year ended December 31, 2020.

Tile sells two subscription tiers at $29.99 and $99.99 annually. The $99.99 tier is currently only available in the United States while the $29.99 tier is available in most countries. ARPPS has increased year over year as a result of the percentage of new subscribers who select the $99.99 tier significantly increased over time.

Number of Tile Devices Sold

Number of Tile devices sold represents the number of products that are sold during a period, net of returns by our retail partners and directly to consumers. Selling Tile devices contributes to hardware revenue and ultimately increases the number of users eligible for a Tile subscription. We can increase the number of Tile devices sold through marketing and promotional activity. In the year ended December 31, 2021, Tile sold nearly 6.2 million units, which was up approximately 4% compared to the year ended December 31, 2020.

Net Average Selling Price

To determine the net average selling price of a Tile device, we divide net hardware revenue by the number of Tile devices sold (“ASP”). Net ASP is largely driven by the price we charge customers, including the price we charge to our retail partners and directly to consumers. In the year ended December 31, 2021, the net ASP of a Tile device was $14.70, an increase of 13% compared to the year ended December 31, 2020 reflecting Tile’s move away from a high volume promotional approach via improved retailer margin and product mix.

Non-GAAP Financial Measures

Adjusted EBITDA

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to total net revenue, net loss and other results under GAAP, we utilize non-GAAP calculations of adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Adjusted EBITDA is defined as net loss, excluding (i) depreciation and amortization, (ii) stock-based compensation expenses, (iii) other (income)/expense, and (iv) certain non-recurring expenses.

The above items are excluded from our Adjusted EBITDA measurement because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this Registration Statement because it is a key measurement used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. The following table presents a reconciliation of net loss, the most directly comparable GAAP measure, to Adjusted EBITDA.

	Year Ended March 31,		Nine Months Ended December 31,
	2021	2020	2021	2020
Adjusted EBITDA	(in thousands)		(in thousands, unaudited)
Net income (loss)	$(7,037)	$(21,823)	$(4,844)	$170
Add (deduct):
Benefit from (provision for) income taxes	(64)	69	—	—
Other (income)/expense	(401)	462	(7)	(434)
Interest expense	2,582	2,575	3,922	1,860
Depreciation and amortization	939	1,319	407	781
Expense (income) on extinguishment of debt	—	516	(2,507)	—
Sales tax penalty(1)	776	—	—	—
Stock-based compensation	1,275	1,088	849	702

Adjusted EBITDA (non-GAAP)	$(1,930)	$(15,794)	$(2,180)	$3,079

(1)	Penalties related to delay in filing of sales returns and remitting amounts due.

Key Components of Our Results of Operations

The following discussion describes certain line items in our Consolidated Statements of Operations.

Revenue

Hardware Revenue

We generate a majority of our revenue from the sale of our Tile devices. We sell Tile devices through a number of channels including our website, brick and mortar retail and online retail.

Subscriptions and Other Revenue

We also generate revenue from our subscription-based premium service, which is an annual or monthly subscription that enables additional features such as item reimbursement, smart alerts, unlimited sharing, location history, battery replacement and premium customer support.

Cost of Revenues, Gross Profit and Gross Margin

Cost of Hardware Revenue

Cost of hardware revenue consists of product costs, including hardware production, contract manufacturers for production, shipping and handling, packaging, fulfillment, personnel-related expenses, manufacturing and equipment depreciation, warehousing, tariff costs, hosting, app fees, customer support costs, warranty replacement, and write-downs of excess and obsolete inventory. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

We outsource our manufacturing, warehouse operations and order fulfillment activities to third parties. Our product costs will vary directly with volume and based on the costs of underlying product components as well as the prices we are able to negotiate with our contract manufacturers. Shipping costs will fluctuate with volume, method of shipping and general shipping rates.

Cost of Subscriptions and Other Revenue

Cost of subscriptions and Other Revenue includes hosting, payment processor fees, allocated overhead costs, and customer support service costs. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Gross Profit and Gross Margin

Our gross profit has been, and may in the future be, influenced by several factors including, but not limited to product, channel and geographical revenue mix; changes in product costs related to the release of different products; component, contract manufacturing and supplier pricing; tariff costs; and foreign currency exchange. Gross profit and gross profit margin may fluctuate over time based on the factors described above.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses.

Research and Development

Our research and development expenses consist primarily of personnel-related costs, including salaries, stock-based compensation and employee benefits and material costs of building and developing prototypes for new products, mobile app development, as well as design and engineering costs. We believe that continued investment in our product is important for our growth. We expect our research and development expenses to increase in absolute dollars as we continue to make significant investments in developing new products and services and enhancing existing products and services.

Sales and Marketing

Our sales and marketing expenses consist primarily of advertising and marketing promotions of our products and services and personnel-related expenses, as well as costs related to sales incentives, trade shows and events, and sponsorships. We expect our sales and marketing expenses to increase in absolute dollars as we continue to actively promote our products and services.

General and Administrative

Our general and administrative expenses consist primarily of employee-related costs for our legal, finance, human resources, and other administrative teams, as well as the costs of professional services, information technology, and other administrative expenses. We expect our general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and related infrastructure.

Interest Expense

Interest expense consists of interest expense associated with our debt financing arrangements.

Expense (Income) on Extinguishment of Debt

Gain/(loss) on extinguishment of debt consists of expense (income) associated with the extinguishment of debt.

Other (Income) Expense, net

Other (income) expense, net consists of interest income earned on our cash and cash equivalents balances, foreign currency exchange losses/(gains) related to the remeasurement of certain assets and liabilities of our foreign subsidiaries that are denominated in currencies other than the functional currency of the subsidiary and foreign exchange transactions (gains) losses.

Benefit from (Provision for) Income Taxes

Benefit from (provision for) income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table presents our consolidated statement of operations for the year ended March 31, 2021 and 2020 and for the nine months ended December 31, 2021 and 2020. We have derived this data from our consolidated financial statements included elsewhere in this Registration Statement. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Registration Statement. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Year Ended March 31,			Nine Months Ended December 31,
	2021	2020	% Change	2021	2020	% Change
	(in thousands)			(in thousands, unaudited)
Revenue
Hardware	$82,333	$83,063	(1)%	$77,782	$70,027	11%
Subscriptions and other	11,676	7,460	57%	11,391	7,562	51%

Total revenue	94,009	90,523	4%	89,173	77,589	15%

Cost of revenue(1)
Cost of hardware	42,705	51,094	(16)%	42,863	35,381	21%
Cost of subscriptions and other	7,165	5,467	31%	6,328	4,859	30%

Total cost of revenue	49,870	56,561	(12)%	49,191	40,240	22%

Gross profit	44,139	33,962	30%	39,982	37,349	7%
Operating expenses(1)
Research and development	20,547	18,667	10%	18,233	14,822	23%
Sales and marketing	17,943	25,343	(29)%	17,323	14,169	22%
General and administrative	10,569	8,153	30%	7,862	6,762	16%

Total operating expenses	49,059	52,163	(6)%	43,418	35,753	21%

	Year Ended March 31,			Nine Months Ended December 31,
	2021	2020	% Change	2021	2020	% Change
	(in thousands)			(in thousands, unaudited)
Income (loss) from operations	(4,920)	(18,201)	(73)%	(3,436)	1,596	(315)%
Interest expense	2,582	2,575	0%	3,922	1,860	111%
Expense (income) on extinguishment of debt	—	516	(100)%	(2,507)	—	100%
Other (income) expense, net	(401)	462	(187)%	(7)	(434)	(98)%

Income (loss) before benefit from (provision for) income taxes	(7,101)	(21,754)	(67)%	(4,844)	170	(2949)%

Benefit from (provision for) income taxes	64	(69)	193%	—	—
Net income (loss) and comprehensive income (loss)	$(7,037)	$(21,823)	(68)%	(4,844)	170	(2949)%

(1)	Includes stock-based compensation as follows:

	Year Ended March 31,			Nine Months Ended December 31,
	2021	2020	% Change	2021	2020	% Change
	(in thousands)			(in thousands, unaudited)
Cost of revenue
Cost of hardware	$117	$81	44%	$72	$62	15%
Cost of subscriptions and other	12	5	140%	10	7	56%
Research and development	598	412	45%	376	322	17%
Sales and marketing	292	293	0%	206	158	30%
General and administrative	256	297	(14)%	185	153	21%

Total stock-based compensation expense	$1,275	$1,088	17%	$849	$702	21%

The following table sets forth our results of operations for each of the periods presented as a percentage of revenue:

	Year Ended March 31,		Nine Months Ended December 31,
	2021	2020	2021	2020
	(As a % of revenue)
Revenue
Hardware	88%	92%	87%	90%
Subscriptions and other	12%	8%	13%	10%
Total revenue	100%	100%	100%	100%
Cost of revenue
Cost of hardware	45%	56%	48%	46%
Cost of subscriptions and other	8%	6%	7%	6%
Total cost of revenue	53%	62%	55%	52%
Gross profit	47%	38%	45%	48%
Operating expenses
Research and development	22%	21%	20%	19%
Sales and marketing	19%	28%	19%	18%
General and administrative	11%	9%	9%	9%
Total operating expenses	52%	58%	49%	46%
Income (loss) from operations	(5)%	(20)%	(4)%	2%
Interest expense	3%	3%	4%	2%
Expense (income) on extinguishment of debt	0%	1%	0%	0%

	Year Ended March 31,		Nine Months Ended December 31,
	2021	2020	2021	2020
	(As a % of revenue)
Other (income) expense, net	0%	1%	0%	(1)%
Income (loss) before benefit from (provision for) income taxes	(8)%	(24)%	(5)%	0%
Benefit from (provision for) income taxes	0%	0%	0%	0%
Net income (loss) and comprehensive income (loss)	(7)%	(24)%	(5)%	0%

Comparison of the Years Ended March 31, 2020 and 2021

Revenue, net

	Year Ended March 31,		Change
	2021	2020	$	%
	(in thousands)
Revenue
Hardware	$82,333	$83,063	$(730)	(1)%
Subscription and other	11,676	7,460	4,216	57%

Total revenue	$94,009	$90,523	$3,486	4%

Total revenue increased $3.5 million, or 4%, during the year ended March 31, 2021, as compared to the year ended March 31, 2020.

Hardware revenue decreased $0.7 million, or 1%, during the year ended March 31, 2021, as compared to the year ended March 31, 2020, as Tile focused on hardware unit economics and growing subscription revenue.

Subscription and other revenue increased by $4.2 million, or 57%, during the year ended March 31, 2021, as compared to the year ended March 31, 2020, driven by an increase in the number of paid subscribers and the average revenue per paid subscriber during the period.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended March 31,		Change
	2021	2020	$	%
	(in thousands)
Cost of revenue
Cost of hardware	$42,705	$51,094	$(8,389)	(16)%
Cost of subscriptions and other	7,165	5,467	1,698	31%

Total cost of revenue	49,870	56,561	(6,691)	(12)%

Gross profit	$44,139	$33,962	$10,177	30%

Gross margin:
Hardware	48%	38%
Subscriptions and other	39%	27%

Cost of hardware revenue decreased by $8.4 million, or 16% during the year ended March 31, 2021, as compared to the year ended March 31, 2020, primarily due to a $6.4 million decrease in hardware costs related to a shift from multi-pack to single pack devices and improved economics in our sales distribution channels. The decrease in cost of hardware revenue also related to a $0.9 million decrease in professional and outside services as internal resources were utilized, a $0.5 million decrease in warranty costs, a $0.3 million decrease in tooling and warehouse costs, and a $0.2 million decrease in shipping costs.

Hardware margin increased to 48% during the year ended March 31, 2021, from 38% during the year ended March 31, 2020, primarily due to a lower hardware product cost.

Cost of subscriptions and other revenue increased by $1.7 million, or 31%, during the year ended March 31, 2021, as compared to the year ended March 31, 2020, primarily due to a $0.9 million increase in premium subscription payment processing costs due to volume growth, and a $0.6 million increase in hosting expenses due to increased scaling of the business.

Subscriptions and other margin increased to 39% during the year ended March 31, 2021, from 27% during the year ended March 31, 2020, primarily due to infrastructure optimization and the related increase in the number of paid subscribers.

Research and Development

	Year Ended March 31,		Change
	2021	2020	$	%
	(in thousands)
Research and development	$20,547	$18,667	$1,880	10%

Research and development expenses increased $1.9 million, or 10%, during the year ended March 31, 2021, as compared to the year ended March 31, 2020. The increase was primarily due to an increase of $2.6 million in personnel-related costs and stock-based compensation due to headcount growth. The increase was partially offset by a decrease of $0.7 million in professional and outside services as responsibilities were brought in house.

Sales and Marketing

	Year Ended March 31,		Change
	2021	2020	$	%
	(in thousands)
Sales and marketing	$17,943	$25,343	$(7,400)	(29)%

Sales and marketing expenses decreased $7.4 million, or 29%, during the year ended March 31, 2021, as compared to the year ended March 31, 2020. This decrease was primarily due to a decrease of $5.3 million related to a reduction in marketing and advertising spend, a decrease of $1.3 million related to professional and outside services, and a decrease of $0.7 million in travel and entertainment costs, trade shows and other expenses that were deliberately scaled back as part of COVID-19 cost saving initiatives during the year. In addition, the decrease in sales and marketing was due to a $0.6 million decrease in commission expense due to the decrease in hardware sales and restructuring of the organization during the period. The decrease was partially offset by an increase of $0.7 million in personnel and related costs as we increased our sales and marketing headcount in support of our in-house marketing model.

General and Administrative

	Year Ended March 31,		Change
	2021	2020	$	%
	(in thousands)
General and administrative	$10,569	$8,153	$2,416	30%

General and administrative expenses increased $2.4 million, or 30%, during the year ended March 31, 2021, as compared to the year ended March 31, 2020. The increase was primarily due to a $1.5 million increase in personnel-related costs and stock-based compensation due to growth in headcount, a $0.6 million increase in bad debt expense, a $0.5 million increase in insurance and tax expense, and a $0.3 million increase in software fees due to scaling of the business. These increases were partially offset by a decrease of $0.4 million in professional and outside services as we leveraged internal resources.

Interest Expense

	Year Ended March 31,		Change
	2021	2020	$	%
	(in thousands)
Interest expense	$2,582	$2,575	$7	0%

Interest expense did not experience a material change primarily due to long term debt balances that were consistent period over period.

Expense (Income) on Extinguishment of Debt

	Year Ended March 31,		Change
	2021	2020	$	%
	(in thousands)
Expense (income) on extinguishment of promissory note	$—	$516	$(516)	(100)%

We recorded a loss on the extinguishment of debt related to a promissory note for the year ended March 31, 2020, resulting in a change of $0.5 million due to the conversion of promissory notes into convertible preferred stock.

Other (Income) Expense, net

	Year Ended March 31,		Change
	2021	2020	$	%
	(in thousands)
Other (income) expense	$(401)	$462	$(863)	(1187)%

Other (income) expense, net decreased by $0.9 million, or 187%, during the year ended March 31, 2021, as compared to the year ended March 31, 2020, primarily due to a $0.8 million increase in foreign exchange loss.

Comparison of the Nine Months ended December 31, 2021 and 2020

Revenue, net

	Nine Months Ended December 31,		Change
	2021	2020	$	%
	(in thousands, unaudited)
Revenue
Hardware	$77,782	$70,027	$7,755	11%
Subscription and other	11,391	7,562	3,829	51%

Total revenue	$89,173	$77,589	$11,584	15%

Total revenue increased $11.6 million, or 15%, during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020.

Hardware revenue increased $7.8 million, or 11%, during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020, due to hardware mix, primarily attributable to new product introductions during the nine months ended December 31, 2021.

Subscription and other revenue increased by $3.8 million, or 51%, during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020, driven by an increase in the number of paid subscribers, bundling of subscription with hardware, and the average revenue per paid subscriber during the period.

Cost of Revenue, Gross Profit, and Gross Margin

	Nine Months Ended December 31,		Change
	2021	2020	$	%
	(in thousands, unaudited)
Cost of revenue
Cost of hardware	$42,863	$35,381	$7,482	21%
Cost of subscriptions and other	6,328	4,859	1,469	30%

Total cost of revenue	$49,191	$40,240	$8,951	22%

Gross profit	$39,982	$37,349	$2,633	7%
Gross margin:
Hardware	45%	49%
Subscriptions and other	44%	36%

Cost of hardware revenue increased by $7.5 million, or 21% during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020, primarily due to a $7.1 million increase in hardware costs related to higher costs associated with new products cost including shipping and tariff costs, and an increase of $0.3 million in personnel-related costs and stock-based compensation due to headcount growth.

Hardware margin decreased to 45% during the nine months ended December 31, 2021, from 49% during the nine months ended December 31, 2020, primarily due to hardware product mix and higher hardware product costs, shipping and tariff costs related to new product introductions during the nine months ended December 31, 2021.

Cost of subscriptions and other revenue increased by $1.5 million, or 30%, during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020, primarily due to a $0.7 million increase in premium subscription payment processing costs due to volume growth, and a $0.6 million increase in hosting expenses due to increased scaling of the business.

Subscriptions and other margin increased to 44% during the nine months ended December 31, 2021, from 36% during the nine months ended December 31, primarily due to infrastructure optimization and the related increase in the number of paid subscribers and the increase in average revenue per paid subscriber during the period.

Research and Development

	Nine Months Ended December 31,		Change
	2021	2020	$	%
	(in thousands, unaudited)
Research and development	$18,233	$14,822	$3,411	23%

Research and development expenses increased $3.4 million, or 23%, during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020. The increase was primarily due to an increase of $1.8 million in personnel-related costs and stock-based compensation due to headcount growth. The increase was also due to an increase of $0.8 million in professional and outside services and $0.3 million in new product prototypes. Facilities related costs increased by $0.3 million in support of our increased headcount.

Sales and Marketing

	Nine Months Ended December 31,		Change
	2021	2020	$	%
	(in thousands, unaudited)
Sales and marketing	$17,323	$14,169	$3,154	22%

Sales and marketing expenses increased $3.2 million, or 22%, during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020. This increase was primarily due to an increase of $0.9 million related to marketing and advertising spend, an increase of $0.4 million related to professional and outside services, and an increase of $1.7 million in personnel and related costs as we increased our sales and marketing headcount in support of our in-house marketing model.

General and Administrative

	Nine Months Ended December 31,		Change
	2021	2020	$	%
	(in thousands, unaudited)
General and administrative	$7,862	$6,762	$1,100	16%

General and administrative expenses increased $1.1 million, or 16%, during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020. The increase was primarily due to a $0.8 million increase in personnel-related costs and stock-based compensation due to growth in headcount, and a $0.3 million increase in professional and outside services.

Interest Expense

	Nine Months Ended December 31,		Change
	2021	2020	$	%
	(in thousands, unaudited)
Interest expense	$3,922	$1,860	$2,062	111%

Interest expense increased $2.1 million, or 111%, during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020. The increase of $2.1 million related to interest expense associated with the increased outstanding debt related to the Term Loan that was entered into in September 2021.

Expense (income) on Extinguishment of Debt

	Nine Months Ended December 31,		Change
	2021	2020	$	%
	(in thousands, unaudited)
Expense (income) on extinguishment of debt	$(2,507)	$—	$(2,507)	100%

In April 2020 the Company received loan proceeds in the amount of approximately $2.5 million under the Paycheck Protection Program (“PPP”) Division A, Title I of the Coronavirus Aid, Relief, and Economic Security

Act. In June 2021 the Company received notification from the U.S. Small Business Administration that the PPP funds were forgiven. The increase related to the Company derecognizing the liability and recognizing the forgiveness of the loan in the statements of operation.

Other (Income) Expense, net

	Nine Months Ended December 31,		Change
	2021	2020	$	%
	(in thousands, unaudited)
Other (income) expense, net	$(7)	$(434)	$427	(98)%

Other (income) expense, net decreased by $0.4 million, or 98%, during the nine months ended December 31, 2021, as compared to the nine months ended December 31, 2020, primarily due to a $0.4 million increase in foreign exchange loss.

Liquidity and Capital Resources

Since its inception, Tile has financed its operations primarily through the sale of preferred equity securities borrowings under credit facilities and cash generated from our operations. Since Tile’s inception, we have raised a total of $120.3 million in capital financings, less issuance costs of $0.8 million. As of March 31, 2021, Tile’s principal sources of liquidity were cash and cash equivalents totaling $35.6 million. We believe that our existing cash and cash equivalents and cash provided by hardware device sales will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and as a result, we may be required to seek additional capital. If we are unable to raise additional capital on terms acceptable to us or at all or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, financial condition and results of operations.

Tile’s cash flow activities were as follows for the periods presented:

	Year Ended March 31,		Nine Months Ended December 31,
	2021	2020	2021	2020
	(in thousands)		(in thousands, unaudited)
Net cash (used in) provided by operating activities	$11,675	$(32,515)	$(17,286)	$6,371
Net cash used in investing activities	(182)	(1,146)	(414)	(117)
Net cash provided by financing activities	2,553	48,802	14,072	2,559

Net (decrease) increase in cash and cash equivalents	$13,646	$15,141	$(3,628)	$8,813

Operating Activities

Our largest source of operating cash is cash collections from our subscribers for hardware device sales. Our primary uses of cash from operating activities are for inventory procurement, employee-related expenditures, infrastructure-related costs, and marketing expenses. Net cash provided by (used in) operating activities is impacted by our net loss adjusted for certain non-cash items, including depreciation and amortization expenses and stock-based compensation, as well as the effect of changes in operating assets and liabilities.

For the year ended March 31, 2021, operating activities provided $11.7 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $7.0 million, impacted by $2.9 million non-cash charges, and $15.8 million of cash provided by changes in our operating assets and liabilities. The non-cash charges primarily consisted of $1.3 million in stock-based compensation, $0.9 million of depreciation and amortization, and $0.7 million in amortization of debt issuance costs. The cash provided by changes in our operating assets and liabilities was primarily due to a $10.7 million decrease in inventory, a $2.7 million increase in accounts payable, a $2.3 million decrease in prepaid expenses and other current assets, a $1.1 million increase in deferred revenue, and a $1.5 million increase in accrued liabilities and other liabilities. These amounts were partially offset by a $1.7 million increase in accounts receivable, net and a $1.1 million decrease in accrued product returns.

For the year ended March 31, 2020, operating activities used $32.5 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $21.8 million, impacted by $2.9 million non-cash charges, and $13.6 million of cash used by changes in our operating assets and liabilities. The non-cash charges primarily consisted of $1.3 million of depreciation and amortization, $1.1 million in stock-based compensation, and $0.5 million of related to loss on extinguishment of promissory note. The cash used by changes in our operating assets and liabilities was primarily due to a $10.2 million decrease in accounts payable, a $9.0 million increase in inventory, a $3.3 million increase in prepaid expenses and other current assets, a $1.9 million decrease in other liabilities, and a $1.1 million increase in deferred cost of revenue. These amounts were partially offset by a $4.7 million decrease in accounts receivable, a $4.2 million increase in accrued liabilities, a $1.9 million increase in deferred revenue, and a $1.4 million increase in accrued product returns.

For the nine months ended December 31, 2021, operating activities used $17.3 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $4.8 million, impacted by $1.2 million non-cash charges, and $11.2 million of cash provided by changes in our operating assets and liabilities. The non-cash charges primarily consisted of $2.5 million in PPP loan forgiveness, $0.8 million in stock-based compensation, and $0.4 million of depreciation and amortization. The cash provided by changes in our operating assets and liabilities was primarily due to a $14.6 million increase in accounts payable, a $6.8 million increase in accrued liabilities and other liabilities, and a $1.7 million increase in accrued product returns. These amounts were offset by a $23.6 million increase in accounts receivable, net, a $7.9 million increase in prepaid expenses and other current assets, a $2.6 million increase in inventory, and a $2.6 million increase in inventories.

For the nine months ended December 31, 2020, operating activities provided $6.4 million in cash. The primary factors affecting our operating cash flows during this period were our net income of $0.2 million, impacted by $1.9 million non-cash charges, and $4.3 million of cash used by changes in our operating assets and liabilities. The non-cash charges consisted of $0.8 million of depreciation and amortization, and $0.7 million in stock-based compensation, and $0.4 million in amortization of debt issuance costs. The cash provided by changes in our operating assets and liabilities was primarily due to a $10.1 million decrease in inventories, a $7.5 million increase in accrued liabilities and other liabilities, a $6.2 million increase in accounts payable, and a $2.1 million decrease in prepaid expenses and other current assets. These amounts were partially offset by a $22.7 million increase in accounts receivable, net.

Investing Activities

Net cash used in investing activities is impacted by purchases of property and equipment.

For the year ended March 31, 2021, net cash used in investing activities was $0.2 million, which related to cash paid for property and equipment during the period.

For the year ended March 31, 2020, net cash used in investing activities was $1.1 million, which related to cash paid for property and equipment during the period.

For the nine months ended December 31, 2021, net cash used in investing activities was $0.4 million, which related to cash paid for property and equipment during the period.

For the nine months ended December 31, 2020, net cash used in investing activities was $0.1 million, which related to cash paid for property and equipment during the period.

Financing Activities

For the year ended March 31, 2021, cash provided by financing activities was $2.6 million, which primarily related to $2.5 million in proceeds from the PPP Loan (as defined below).

For the year ended March 31, 2020, cash provided by financing activities was $48.8 million, which primarily related to $41.6 million in proceeds from the issuance of Series C convertible preferred stock, net of issuance costs, $19.0 million in proceeds from the loan and security agreement, and $4.6 million in proceeds from issuance of promissory notes. These amounts were partially offset by the $12.9 million repayment on our term loan, $2.3 million in payments on our working capital line of credit, net, and $1.9 million in debt issuance costs on our term loan.

For the nine months ended December 31, 2021, cash provided by financing activities was $14.1 million, which primarily related to $33 million in proceeds from the term loan offset by a $19 million repayment of outstanding debt.

For the nine months ended December 31, 2020, cash provided by financing activities was $2.6 million, which primarily related to the proceeds of the PPP Loan.

Off-Balance Sheet Arrangements

For the years ended December 31, 2021 and 2020, there were no off-balance sheet arrangements.

Debt Obligations

Loan and Security Agreement

In May 2019, Tile entered into a Loan and Security Agreement with Pinnacle Ventures, pursuant to which Pinnacle Ventures issued to Tile term loans (“Term Loans”) in the aggregate principal amount of $17.5 million, of which $13.2 million was used to replace Tile’s existing line of credit with Silicon Valley Bank. The interest rate for the payments under the Term Loans not including the final payment of the Term Loan is the greater of the prime rate based on the federal funds rate determined on each date 15 days before the applicable payment date plus 500 basis points, or 10.5% per annum. The final payment interest rate for the Term Loans will be the greater of the prime rate determined as of 15 days before the date of the final payment plus 300 basis points and 8.5%. The Term Loans are secured by substantially all assets of Tile. The Loan and Security Agreement contains financial and non-financial covenants, and the Term Loans will mature in May 2023.

Paycheck Protection Program

Tile determined that it met the original eligibility requirements initially established by the U.S. federal government as part of the CARES Act for the PPP. On April 30, 2020, Tile received $2.5 million in loans from the PPP (the “PPP Loan”). On June 10, 2021, the U.S. Small Business Administration completed its review of Tile’s PPP Loan and agreed to forgive the entire outstanding loan balance of $2.5 million.

Obligations and Other Commitments

Our principal commitments consist of obligations under our Term Loans and operating leases for office space. Our obligations under our Term Loans are described in the “Liquidity and Capital Resources” section and in Note 8 to our consolidated financial statements. Information regarding our non-cancellable lease commitments as of March 31, 2021, can be found in Note 6 to our consolidated financial statements. As of December 31, 2021 and March 31, 2021, we had no non-cancellable outstanding purchase orders for finished goods to be delivered by our contract manufacturer.

On September 9, 2021, we entered into a secured term loan with Capital IP Investment Partners, LLC in an aggregate principal amount $40 million with a maturity date of September 9, 2026. The term loan consists of two terms: Term A with an aggregate principal of $33 million, and Term B will be $7 million. The Loans shall bear interest on the outstanding principal amount thereof from the Closing Date (or, in the case of the Term B Loans, from the Term B Funding Date), for any Interest Period, at a rate per annum equal to the sum of (i) the greater of (A) LIBOR for such Interest Period and (B) one-quarter of one percent (0.25%), plus (ii) the Applicable Margin.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of December 31, 2021 and March 31, 2021, we had cash and cash equivalents of $31.1 million and $35.6 million, respectively, which are held for working capital purposes.

As of March 31, 2021, we had indebtedness of $20.3 million under the Loan and Security Agreement. The interest rate for the payments not including the final payment of the loan is the greater of the prime rate based on the federal funds rate determined on each date 15 days before the applicable payment date plus 500 basis points, or 10.5% per annum. The final payment interest rate will be the greater of the prime rate determined as of 15 days before the date of the final payment plus 300 basis points and 8.5%. The loan is collateralized by substantially all of our assets and contains financial and non-financial convents with the loan maturing in May 2023.

As of December 31, 2021, we had indebtedness of $31.9 million under the secured term loan. The term loans bear interest on outstanding principal amount from the closing date, or in the case of the Term B loan, from the Term B funding date, at a rate per annum equal to the sum of the greater of LIBOR for such period and one-quarter of one percent plus applicable margin. The loan was collateralized by substantially all assets of the Company and contains financial and non-financial covenants.

To date, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

To date, all of our inventory purchases have been denominated in U.S. dollars. Our international sales are primarily denominated in foreign currencies, and any unfavorable movement in the exchange rate between U.S. dollars and the currencies in which we conduct sales in foreign countries could have an adverse impact on our revenue. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. In addition, our suppliers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from revenue and operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses. Based on transactions denominated in currencies other than respective functional currencies, a hypothetical change of 1,000 basis points during any of the periods presented would not have had a material impact on our consolidated financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.

Critical Accounting Policies and Significant Management Estimates

Tile prepares its consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires Tile to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. This discussion is provided to supplement the descriptions of our accounting policies contained in Note 2, “Summary of Significant Accounting Policies” within the condensed consolidated financial statements.

Revenue Recognition

We derive a majority of our revenue from sales of our Tile hardware devices (which include support fees) and premium subscriptions. We sell add-on subscriptions that are generally monthly to annual in length. Our arrangements are generally non-cancellable and non-refundable. Our subscription arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as service arrangements.

We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, we satisfy a performance obligation.

Products and Services

We derive a majority of our revenue from sales of our Tile hardware devices. We also generate revenue from the Premium Subscription. We consider delivery of our products to have occurred once control has transferred and delivery of services to have occurred as control is transferred. We recognize revenue, net of estimated sales returns, sales incentives, discounts, and sales tax.

Arrangements with Multiple Performance Obligations

Our sales arrangements typically contain multiple performance obligations, consisting of the hardware sale, application usage, hardware support, and in some cases, the Premium Subscription. For arrangements with multiplate performance obligations where the contracted price differs from the standalone selling price (the “SSP”) for any distinct good or service, we may be required to allocate the transaction price to each performance obligation using our best estimates for the SSP. Our process for determining the SSP considers multiple factors including consumer behaviors, our internal pricing model, and cost-plus margin, and may vary depending upon the facts and circumstances related to each deliverable. For business-to-business hardware sales, we will estimate the expected consideration amount after credits and discounts.

Amounts allocated to the delivered Tile hardware devices are recognized at the time of delivery, provided the other conditions for revenue recognition have been met, with a portion of the consideration being allocated to application usage (maintenance) and support. Amounts allocated to Premium Subscription are deferred and recognized ratably over the subscription term.

Sales Incentives

We offer sales incentives through various programs, consisting primarily of cooperative advertising and pricing promotions to retailers and distributors. We record advertising with customers as a reduction to revenue unless we receive a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the distinct benefit received, in which case we record it as a marketing expense. We recognize a liability and reduce revenue for rebates or other incentives based on the estimated amount of rebates or credits that will be claimed by customers.

Product Warranty

We offer a standard product warranty that our products will operate under normal use for a period of one year from the date of original purchase. We also offer extended warranties generally for a period of three years for devices with replaceable batteries. We will either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. Factors that affect the warranty obligation include product failure rates, service delivery costs incurred in correcting the product failures, and warranty policies. Our products are manufactured by contractor manufacturers, and in certain cases, we may have recourse to such contract manufacturers.

Inventory Valuation

Inventories consist of finished goods which are purchased from contract manufacturers. Inventories are stated at the lower of cost or net realizable value, with costs being computed on a weighted average basis. We assess the valuation of inventory and periodically write down the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions.

Stock-Based Compensation Expense

Tile has an equity incentive plan under which various types of equity-based awards including, but not limited to, incentive stock options, non-qualified stock options, and restricted stock units (“RSUs”) may be granted to employees, non-employee directors, and non-employee consultants. Compensation expense is measured and recognized in the consolidated financial statements based on fair value. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The fair value of stock options that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. The fair value of RSUs is based on the fair value of the common stock on the date of grant. The stock-based compensation expense is based on awards ultimately expected to vest. Forfeitures are recorded as they occur.

Our use of the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our ordinary shares, risk-free interest rates and the expected dividend yield. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

These assumptions and estimates are as follows:

•

Expected Term. The expected term for employees is based on the simplified method, as our stock options have the following characteristics: (i) granted at-the-money; (ii) exercisability is conditioned upon service through the vesting date; (iii) termination of service prior to vesting results in forfeiture; (iv) limited exercise period following termination of service; and (v) options are non-transferable and non-hedgeable, or “plain vanilla” options, and we have limited history of exercise data. The expected term for non-employees is based on the remaining contractual term.

•

Expected Volatility. Since we do not have a trading history of our common stock, the expected volatility is determined based on the historical stock volatilities of our comparable companies. Comparable companies consist of public companies in our industry, which are similar in size, stage of life cycle and financial leverage. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

•

Risk-Free Interest Rate. We base the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to that of the options for each expected term.

•

Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. As we have no history of paying any dividends and have no plans to pay dividends in the foreseeable future, we used an expected dividend yield of zero.

The following table summarizes the assumptions used in the Black-Scholes option pricing model to determine the fair value of our stock options:

	Year Ended March 31,		Nine Months Ended December 31,
	2021	2020	2021	2020
			(unaudited)
Expected term (in years)	5.82 – 6.06	5.63 – 6.30	5.87 – 6.27	5.82 – 6.06
Expected stock price volatility	60% – 62%	51%	59% – 60%	57% – 58%
Risk-free interest rate	0.37% - 0.66%	1.48% - 2.29%	0.93% - 1.00%	0.37% - 0.51%
Dividend yield	0%	0%	0%	0%

We will continue to use judgment in evaluating the expected volatility and expected term utilized in our share-based compensation expense calculations on a prospective basis.

Income Taxes

We account for income taxes under the asset and liability method. We estimate actual current tax exposure together with assessing temporary differences resulting from differences in accounting for reporting purposes and tax purposes for certain items, such as accruals and allowances not currently deductible for tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in our balance sheet. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our statements of operations and comprehensive loss become deductible expenses under applicable income tax laws or when net operating loss or credit carryforwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. The assessment of whether or not a valuation allowance is required often requires significant judgment including current and historical operating results, the forecast of future taxable income and on-going prudent and feasible tax planning initiatives. Should the actual amounts differ from estimates, the amount of valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the consolidated statement of operations for the periods in which the adjustment is determined to be required.

Recent Accounting Pronouncements

See Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this Registration Statement for recently adopted accounting pronouncements.

ITEM 3. PROPERTIES.

Our company is headquartered in San Francisco, California. Our headquarters facility currently accommodates our principal, development, engineering, marketing and administrative activities. We also maintain office spaces in San Mateo and San Diego, California. Through the acquisition of Jiobit, we now also maintain an office in Chicago, Illinois, which includes employee office space. All of our facilities are leased. Beginning in 2020 at the start of the COVID-19 pandemic, we began operating as a remote-first company with plans to continue as such indefinitely. We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the beneficial ownership of common stock (including shares underlying all issued and outstanding CDIs) as of May 31, 2022, of the Company by (i) each person who, to the Company’s knowledge, owns more than 5% of its common stock, (ii) each of the Company’s named executive officers and directors, and (iii) all of the Company’s executive officers and directors as a group. Shares of our common stock subject to options, warrants, or other rights currently exercisable, or exercisable within 60 days of May 31, 2022, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person. As of May 31, 2022, the Company had 61,891,465 shares of common stock issued and outstanding, including all shares of common stock underlying issued and outstanding CDIs. Unless otherwise indicated below, the address for each beneficial owner is c/o Life360, Inc., 539 Bryant Street, Suite 402, San Francisco, CA 94107.

Name of beneficial owner	Number of shares of common stock beneficially owned(1)	Percentage of common stock beneficially owned
Directors and named executive officers:
Chris Hulls(2)	4,580,754	7.2%
David Rice(3)	662,643	1.1%
Samir Kapoor(4)	240,812	*
John Philip Coghlan(5)	336,894	*
Mark Goines(6)	247,973	*
Alex Haro(7)	2,576,931	4.1%
Brit Morin(8)	118,739	*
Charles (CJ) Prober	16,481	*
James Synge(9)	644,389	1.0%
David Wiadrowski(10)	41,896	*
Randi Zuckerberg(11)	18,583	*
All directors and executive officers as a group (14 individuals)(12)	9,733,726	14.9%

*	Indicates ownership of less than 1%.
(1)	Includes shares of common stock underlying issued and outstanding CDIs.
(2)

Represents (i) 1,229,709 shares of our common stock held directly by Mr. Hulls; (ii) 1,686,552 shares of our common stock underlying 5,059,656 CDIs; (iii) 29,960 shares of our common stock underlying 89,880 CDIs held indirectly through ICCA Labs, LLC; (iv) 1,604,186 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; (v) 4,968 shares underlying restricted stock units that will vest within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons; and (vi) 25,379 shares underlying restricted stock units that vested in February, March, April and May 2022 but have not been issued yet for administrative reasons. 1,405,575 shares of Life360 common stock held by Mr. Hulls have been pledged as security for a loan, pledge and option agreement with Life360.

(3)

Represents (i) 10,404 shares of our common stock; (ii) 317,570 shares of our common stock underlying 952,710 CDIs; (iii) 327,032 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; (iv) 3,298 shares underlying restricted stock units that will vest and settle within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons; and (v) 4,339 shares underlying restricted stock units that vested in March, April and May 2022 but have not been issued yet for administrative reasons.

(4)

Represents (i) 2,984 shares of our common stock; (ii) 226,962 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; (iii) 4,590 shares underlying restricted stock units that will vest within 60 days of May 31, 2022 but will not be issued within 60 days of May 31,

2022 for administrative reasons; and (iv) 6,276 shares underlying restricted stock units that vested in March, April and May 2022 but have not been issued yet for administrative reasons.
(5)

Represents (i) 46,154 shares of our common stock held directly by Mr. Coghlan; (ii) 34,893 shares of our common stock held indirectly through the John Coghlan Living Trust; (iii) 35 shares of our common stock underlying 107 CDIs held by Mr. Coghlan; (iv) 255,229 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; and (v) 583 shares underlying restricted stock units that will vest within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons.

(6)

Represents (i) 47,816 shares of our common stock held directly by Mr. Goines; (ii) 187,589 shares of our common stock underlying 562,767 CDIs held indirectly through the Goines Wong Living Trust; (iii) 12,101 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; and (iv) 467 shares underlying restricted stock units that will vest within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons.

(7)

Represents (i) 1,778,679 shares of our common stock held directly by Mr. Haro; (ii) 380,229 shares of our common stock underlying 1,140,687 CDIs; (iii) 30,635 shares of our common stock underlying 91,905 CDIs held indirectly through ICCA Labs, LLC; (iv) 386,938 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; and (v) 450 shares underlying restricted stock units that will vest within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons. 1,224,007 shares of Life360 common stock held by Mr. Haro have been pledged as security for a loan, pledge and option agreement with us.

(8)

Represents (i) 12,679 shares of our common stock; (ii) 105,610 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; and (iii) 450 shares underlying restricted stock units that will vest within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons.

(9)

Represents (i) 16,416 shares of our common stock held directly by Mr. Synge; (ii) 480,347 shares of our common stock underlying 1,441,041 CDIs; (iii) 64,379 shares of common stock underlying 193,137 CDIs held indirectly through ICCA Labs, LLC; (iv) 70,573 shares of common stock underlying 211,720 CDIs held indirectly through Stynge Pty Ltd ATF Sandy Bay Trust; (v) 12,203 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; and (vi) 471 shares underlying restricted stock units that will vest within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons.

(10)

Represents (i) 19,256 shares of our common stock held directly by Mr. Wiadrowski; (ii) 8,256 shares of our common stock underlying 24,768 CDIs; (iii) 13,850 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; and (iv) 534 shares underlying restricted stock units that will vest within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons.

(11)

Represents (i) 2,011 shares of our common stock held directly by Ms. Zuckerberg; (ii) 16,101 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; and (iii) 471 shares underlying restricted stock units that will vest within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons.

(12)

Represents (i) 3,217,482 shares of our common stock; (ii) 3,256,125 shares of our common stock underlying 9,768,378 CDIs; (iii) 3,204,566 shares underlying options to purchase common stock that are exercisable within 60 days of May 31, 2022; (iv) 14,495 shares underlying restricted stock units that will vest and settle within 60 days of May 31, 2022 but will not be issued within 60 days of May 31, 2022 for administrative reasons; and (v) 41,058 shares underlying restricted stock units that vested in February, March, April and May 2022 but have not been issued yet for administrative reasons held by our executive officers and directors as a group.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers as of May 31, 2022.

Name	Age	Position
Chris Hulls	38	Co-Founder, Chief Executive Officer and Director
Russell Burke	61	Chief Financial Officer
David Rice	54	Chief Operating Officer
Samir Kapoor	51	Chief Technology Officer
Carrie Cronkey	44	Chief Marketing Officer
Kirsten Daru	45	Chief Privacy Officer, General Counsel and Corporate Secretary
Charles (CJ) Prober	51	Director, Chief Executive Officer of Tile*
John Philip Coghlan	71	Director
Mark Goines	68	Director
Alex Haro	36	Director
Brit Morin	36	Director
James Synge	54	Director
David Wiadrowski	62	Director
Randi Zuckerberg	40	Director

*	Tile is a subsidiary of Life360

Chris Hulls co-founded Life360 in April 2007 and has served as Life360’s Chief Executive Officer and a member of Life360’s Board since then. Mr. Hulls has been an angel investor in, or an advisor to, several technology companies, including Tile, Inc., Credible Behavioral Health, Inc., Ring LLC, Automattic Inc., Honk Technologies, Inc. and Zendrive Inc. Mr. Hulls received his Bachelor of Science in Business Administration with Highest Honors at the University of California, Berkeley after serving in the United States Air Force. Mr. Hulls has served on the Board since the Company’s formation and has remained on the Board due to the deep institutional knowledge he brings as Co-Founder and Chief Executive Officer of the Company and his business and technology company experience.

Russell Burke has served as Life360’s Chief Financial Officer since May 2020. Prior to joining Life360, Mr. Burke served as the Chief Financial Officer of Fandor LLC, a subscription-based streaming service, from August 2017 to December 2018. Prior to that, he served as Chief Financial Officer at Globality, Inc., a business-to-business services marketplace, from July 2015 to July 2017. Mr. Burke also previously served as Chief Financial Officer of Mandalay Media, Inc., Magic Leap, Inc. and as Regional Chief Executive Officer of Weight Watchers Australia and New Zealand and held senior financial positions at Sony Music Entertainment. Mr. Burke received his Bachelor of Commerce from the University of Newcastle (Australia) and is a Chartered Accountant in Australia and New Zealand.

David Rice has served as Life360’s Chief Operating Officer since December 2017 and previously served as Chief Product Officer from October 2015 to December 2017. Prior to Life360, Mr. Rice was Chief Product Officer at Vevo LLC, Senior Vice President/General Manager at CBS Interactive Inc., and Vice President of Product at Yahoo Inc. Mr. Rice received his Bachelor of Arts in Business Economics and Japanese from the University of California, Santa Barbara and Master of Business Administration from Harvard Business School.

Samir Kapoor has served as Life360’s Chief Technology Officer since September 2019. He currently also serves on the advisory board of DNX Ventures, an early stage venture capital firm that is focused on B2B startups. Prior to joining Life360, Mr. Kapoor served as the Executive Vice President of Engineering and Product of Swift Navigation, Inc. from March 2018 to September 2019. Prior to that, he served as Senior Vice President of Engineering at Fitbit Inc. from March 2017 to March 2018 and Vice President of Engineering from June 2016 to March 2017. Prior to that, he served as Vice President of Engineering at Qualcomm Technologies, Inc. from 2010 to 2016. Mr. Kapoor served on the board of directors of Qubercomm Technologies, Inc. from August 2018 to December 2021. Mr. Kapoor received his undergraduate degree in Electrical Engineering from the Indian Institute of Technology, Bombay, his Master of Science in Electrical Engineering from Washington State University, Pullman, his Master of Business Administration from the Wharton School at the University of Pennsylvania and his Ph.D. in Electrical Engineering from the University of Notre Dame. Mr. Kapoor developed and holds over 50 U.S. patents granted or pending for his innovations.

Carrie Cronkey has served as Life360’s Chief Marketing Officer since September 2021. Prior thereto, Ms. Cronkey held several positions at Care.com, Inc. from September 2017 to September 2021, including, most recently, as Chief Marketing Officer. Prior thereto, she served as a business development consultant to Narrative I/O, Inc., as Vice President of Business Operations for Move Loot Inc., in various positions at Citrus Lane, Inc., as Director for Business Development and Strategy for Intuit Mint (f/k/a Mint Software Inc.) and as Director of Development and Strategy for Yahoo Inc. Ms. Cronkey earned her Bachelor of Arts in Economics from Duke University and Master of Business Administration from Columbia Business School.

Kirsten Daru has served as Life360’s Chief Privacy Officer, General Counsel and Corporate Secretary since January 2022. Prior to joining Life360, Ms. Daru served as the Chief Legal and Privacy Officer at Tile, Inc. from October 2021 to January 2022 and as the General Counsel from March 2019 to October 2021. Prior to that, she served as in-house counsel for Electronic Arts Inc. (NASDAQ: EA) between March 2008 and March 2019, ending her tenure there with the title of Chief Privacy Officer. Since September 2020, Ms. Daru has served on the board of directors for the Coalition for App Fairness. In June 2021, she was named one of the Top 50 Women Lawyers in America by the National Diversity Council. In August 2018, she received the National Women in Law Award from Corporate Counsel. Ms. Daru received her Bachelor of Arts from the University of California, Davis and her law degree from the University of San Francisco School of Law, where she graduated magna cum laude.

Charles (CJ) Prober has served as a member of Life360’s Board since January 2022 and serves as the Chief Executive Officer of the Company’s subsidiary Tile, Inc. Mr. Prober served as the Chief Executive Officer of Tile, Inc. from September 2018 until its acquisition by Life360 and as a member of Tile’s board since February 2018, including as its Executive Chairman from February 2018 to September 2018. Prior thereto, he served as the Chief Operating Officer of GoPro, Inc. (NASDAQ: GPRO) from January 2017 to February 2018 and its Senior Vice President of Software and Services from June 2014 to December 2016. Mr. Prober has also held positions at Electronic Arts Inc. (NASDAQ: EA), McKinsey & Company and Wilson Sonsini Goodrich & Rosati. Mr. Prober has also served as a member of the board of directors of SciPlay Corporation since May 1, 2022. He has served on the board of Alloy Technologies Inc. since January 2019. Mr. Prober received his Bachelor of Commerce from the University of Manitoba and a Bachelor of Laws from McGill University. Mr. Prober was selected to serve on the Board due to his institutional knowledge as the Chief Executive Officer of Tile, Inc and his expertise in the mobile app and technology industry.

John Philip Coghlan has served as a member of Life360’s Board since 2009. In February 2017, Mr. Coghlan co-founded the Rivet School, a non-profit start-up focused on providing debt-free college degree attainment, where he currently serves as a board member. Mr. Coghlan previously served as President and Chief Executive Officer of Visa U.S.A. and as Vice Chairman of the Charles Schwab Corporation (NYSE: SCHW). He received a Bachelor of Arts in Psychology from Stanford, a Master’s degree in Public and International Affairs from Princeton University and a Master of Business Administration from Harvard Business School. Mr. Coghlan was selected to serve on the Board due to his experience as an executive and board member of multiple large companies.

Mark Goines has served as a member of Life360’s Board since April 2019. Mr. Goines has served as the Chief Financial Officer and Executive Vice President of Strategic Planning of Credit Interlink, Inc., since 2001, and as its Vice Chairman, since 2011, before its merger with Ascend Companies, Inc. Mr. Goines has served as Treasurer and Chief Financial Officer of Ascend Companies, Inc. He has served as the Chief Strategy Officer of Personal Capital Corporation from January 2012 to September 2020, its Chief Marketing Officer from June 2014 to June 2016 and its Vice Chairman from June 2016 to September 2020. He currently serves on the boards of several private technology and app-building companies, including BillFloat, Inc., Odeko, LLC, Credit Interlink, Inc., Candex Solutions Inc., Human Interest, Inc., Jasper Credit and Bloom Credit Inc. Mr. Goines earned his Bachelor of Science and Master of Business Administration from the University of California, Berkeley. Mr. Goines was selected to serve on the Board due to his executive experience and industry expertise gained from serving on the board of multiple growth focused technology and app-building companies.

Alex Haro co-founded Life360, has served as a member of Life360’s Board since August 2008 and previously served as Life360’s President from June 2014 to January 2020 and Chief Technology Officer from April 2007 to December 2020. Since October 2021, he has served as a board member and executive chairman for Hubble Network Inc. In January 2020, Mr. Haro co-founded and currently serves as the Chief Technology Officer and board member of MyMoneyKarma Infomatics India Private Limited. In 2015, Mr. Haro was recognized by Forbes 30 Under 30 in Consumer Technology. Prior to Life360, he worked on Orbited. Mr. Haro studied Computer Science at Pomona College. Mr. Haro was selected to serve on the Board due to his institutional knowledge as a Co-Founder and former Chief Technology Officer, as well as his extensive technology industry experience.

Brit Morin has served as a member of Life360’s Board since January 2018. Ms. Morin founded BFF, a community for the crypto-curious in January 2022, Offline Ventures, G.P., a venture fund, in March 2020 and is the founder, chief executive officer and board member of Brit Media, Inc., a digital media and commerce brand, founded in 2011. She also previously served on the board of Girl Scouts of America and worked at Google LLC and Apple Inc. (NASDAQ: AAPL). Ms. Morin was named one of Ad Age’s 40 Under 40 in 2018, Forbes 30 Under 30 in 2014 and Fortune’s Most Promising Entrepreneurs in 2015. Ms. Morin received her Bachelor of Science in Business and Communications summa cum laude from the University of Texas at Austin. Ms. Morin was selected to serve on the Board due to her entrepreneurial experience starting and leading venture capital and consumer internet companies.

James Synge has served as a member of Life360’s Board since May 2019 and started as an early investor in 2008. Mr. Synge has also served as a Partner at Carthona Capital FS Pty Ltd, an Australian venture capital fund, since 2014. He has held senior positions at Bankers Trust Company Australia, Deutsche Bank AG Frankfurt and UBS AG Zurich. Mr. Synge holds a Bachelor of Business from the University of Technology Sydney and a Master of Tax from the University of Sydney. Mr. Synge was selected to serve on the Board due to his venture capital experience and extensive financial industry knowledge.

David Wiadrowski has served as a member of Life360’s Board since March 2019. Mr. Wiadrowski previously served as Director and Chief Financial Officer of ELEVACAO Foundation, Inc., a global non-profit committed to empowering women entrepreneurs, from July 2016 to July 2017, and prior thereto served in various positions at PricewaterhouseCoopers Australia over a 25 year period, including as Partner and Chief Operating Officer. He currently also serves on the boards of two other Australian listed companies including: oOh! Media Limited (ASX: OML) and Carsales.com Limited (ASX: CAR) and on the boards of several private companies including the Cambodian Children’s Fund, WageSplitter Pty Limited, Shadow Wood Nominees Pty Limited, Chrismanda Pty Limited, Sevem Sails Pty Limited and Drowski Pty Limited. He holds a Bachelor of Commerce from the University of New South Wales, is a Fellow of the Chartered Accountants of Australia and New Zealand and is a graduate of the Australian Institute of Company Directors. Mr. Wiadrowski was selected to serve on the Board due to his financial industry expertise and experience serving on the boards of several Australian public companies.

Randi Zuckerberg has served as a member of Life360’s Board since January 2021. Ms. Zuckerberg currently works with more than 20 early and mid-stage companies as an investor and advisor. She serves as a member of the boards of several companies including Athena Technology Acquisition Corp. II (NYSE: ATEK), a special purpose acquisition company, Go Noodle, Inc. and The Motley Fool, LLC. Additionally, she has served as a strategic advisor to Open Deal Portal LLC (d/b/a, Republic) since February 2021 and OkCoin, Inc. since September 2021. Over the course of her career, she has helped families navigate the digital world. Through the company she founded in 2012, Zuckerberg Media, she has created award-winning content and experiences that educate families and bring to light issues around digital literacy and safety. Ms. Zuckerberg is the best-selling author of four books, producer of multiple television shows and theater productions, and she hosts a weekly radio show on SiriusXM. Ms. Zuckerberg has been recognized with an Emmy nomination, two Tony awards, a Drama Desk Award, and a Kidscreen Award. Prior to founding her own company, Ms. Zuckerberg was an early employee at Facebook, where she created Facebook Live. She holds a Bachelor of Arts in Psychology from Harvard University. Ms. Zuckerberg was selected to serve on the Board due to her extensive background investing in and advising technology and public companies.

Board Composition

The election of the members of our Board is currently governed by our Certificate of Incorporation.

Family Relationships

None.

Board Committees

The Company has established an Audit and Risk Management Committee and Remuneration and Nominations Committee. The Audit and Risk Management Committee oversees the Company’s corporate accounting and financial reporting, including auditing of the Company’s financial statements and the qualifications, independence, performance and terms of engagement of the Company’s external auditor. This committee is also responsible for monitoring and advising the Board on risk management policies and procedures. The Remuneration and Nomination Committee establishes, amends, reviews and approves the compensation and equity incentive plans with respect to senior management and employees of the Company including determining individual elements of total compensation of the Chief Executive Officer and other members of senior management. The Remuneration and Nomination Committee is also responsible for reviewing the performance of the Company’s executive officers with respect to these elements of compensation as well as recommending the director nominees for each annual general meeting and ensuring that the committees of the Board have the benefit of qualified and experienced directors.

Code of Conduct

We have adopted a code of conduct that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of conduct is on the investor relations portion of our website at investors.life360.com.

ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to Life360, Inc. in all capacities during the year that ended December 31, 2021.

Name and Principal Position	Fiscal Year	Salary ($) (1)	Option Awards ($) (2)	Stock Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Chris Hulls Co-Founder, Executive Director, & CEO	2021	393,333	480,131	667,500	262,500	3,600	1,807,064
David Rice Chief Operating Officer	2021	362,500	332,214	444,500	175,500	3,600	1,318,314
Samir Kapoor Chief Technology Officer	2021	350,000	171,186	245,198	110,000	3,600	879,984

(1)	Amounts reflect salary actually paid during the applicable calendar year.
(2)

Option awards and restricted stock unit awards are reported at aggregate grant date fair value in the year granted, as determined in accordance with the provisions of FASB ASC Topic 718. For the assumptions used in valuing these awards for purposes of computing this expense, please see Note 15 of the financial statements of Life360 for the year ended December 31, 2021.

(3)	Amounts reflect cash bonus amounts earned pursuant to the Life360 Compensation Plan for Board Directors and Company Leadership, discussed in greater detail below.
(4)	Amounts reflect company 401(k) contributions.

Narrative Disclosure to Summary Compensation Table

For 2021, the compensation program for named executive officers consisted of base salary, cash and equity-based incentive compensation, and certain standard employee benefits.

Base Salary

Base salary for each named executive officer is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance. Our named executive officers are parties to offer letters, each described further below, which set forth base salary entitlements. As of December 31, 2021, the annual base salaries applicable to our named executive officers were as follows: Mr. Hulls, $400,000, Mr. Rice, $365,000, and Mr. Kapoor, $350,000.

Life360 Compensation Plan for Board Directors and Company Leadership

In January 2020 we adopted the Life360 Compensation Plan for Board Directors and Company Leadership, an annual bonus plan pursuant to which members of the leadership team (including our executive directors) identified by the Remuneration and Nomination Committee may be eligible to receive a cash bonus. The amount of the cash bonus will depend on the plan participant’s performance during the relevant financial year and will be calculated as a percentage (between 0% to 200%) of the participant’s target bonus amount. This target bonus amount will be determined by the Remuneration and Nomination Committee at the start of each year. For example, a participant with a target bonus amount of $50,000 could be entitled to a bonus of, depending on performance, between $0 to $100,000.

The achievement of the target cash bonus amount is subject to the satisfaction of two performance conditions. The target payout is generally linked 50% to the achievement of specific targets as against key performance indicators for that year and 50% to qualitative measures (such as individual or organizational behavior) for that year. An employee’s entitlement to a bonus will be assessed, and any bonuses will be paid, bi-annually following completion of our regular performance review process. The Board retains absolute discretion in determining whether bonus payments (in whole or in part) are to be made, and the amount to be paid (namely, between 0% to 200% of the target bonus amount).

The annual cash bonuses awarded to each named executive officer for 2021 performance pursuant to the Life360 Compensation Plan for Board Directors and Company Leadership are set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation,” provided, however, that if, in the Board’s exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measures in the plan, that excess amount (if any) shall be set forth above in the Summary Compensation Table in a column titled “Bonus.”

2021 Equity Awards

In 2021, each of Messrs. Hulls and Rice received a stock option to purchase 100,000 shares of common stock and 50,000 restricted stock units (“RSUs”), and Mr. Kapoor received a stock option to purchase 32,000 shares of common stock and 17,254 RSUs, in each case pursuant to the terms of our Amended and Restated 2011 Stock Plan (the “Stock Plan”) and each as set forth below in the Outstanding Equity Awards as of Fiscal Year End table.

Retention Bonus Agreements

We have entered into retention bonus agreements with each of Christopher Hulls and David Rice, providing that the executives will receive cash bonuses of $304,000 and $100,000, respectively, in each case subject to their continued employment with us through December 31, 2022, or our earlier termination of their employment other than (i) for Cause (as defined in his Retention Bonus Agreement) or (ii) due to his death or disability; provided that their retention bonuses will also be payable in the event we experience a Change in Control (as defined in the Stock Plan).

Benefits and Perquisites

We provide benefits to our named executive officers on the same basis as provided to all of our employees, including health, dental and vision insurance; life and disability insurance; and various tax-saving benefits such as a healthcare flexible spending account, a dependent care flexible spending account, a health savings account, a 401(k) plan and commuter benefits.

Employment Arrangements

Christopher Hulls Employment Agreement

On May 14, 2019, we and Mr. Hulls entered into an employment agreement. Pursuant to this agreement, Mr. Hulls was entitled to a base salary of $300,000, which was increased to $400,000 for fiscal year 2021. Mr. Hulls is eligible to participate in our employee benefit plans and programs. Mr. Hulls’s employment is “at-will,” provided that we are required to give Mr. Hulls at least six (6) months’ notice in the event of our termination of Mr. Hulls’s employment without Cause (as defined therein), which excludes terminations due to death or disability.

David Rice Employment Agreement

On October 29, 2015, we and Mr. Rice entered into an offer letter. Pursuant to this agreement, Mr. Rice was entitled to a base salary of $350,000, which was increased to $365,000 for fiscal year 2021. Mr. Rice is eligible to participate in our employee benefit plans and programs. Mr. Rice also received an option to purchase 461,238 shares of our common stock, which was scheduled to vest over 4 years, subject to “double-trigger” acceleration protection, and which has at this time become completely vested. For more information regarding this stock option, please see “Outstanding Equity Awards as of Fiscal Year End” below.

Mr. Rice’s employment is “at-will,” provided that if Mr. Rice is involuntarily terminated or constructively terminated (within the meaning of his offer letter), Mr. Rice will be entitled to a severance payment based on his length of service, which is currently at its maximum potential payout, which is 6 months of base salary.

Samir Kapoor Offer Letter

On September 5, 2019, we and Samir Kapoor entered into an offer letter. Pursuant to this agreement, Mr. Kapoor was entitled to a base salary of $300,000 per year, which was increased to $350,000 for fiscal year 2021. The agreement also provides to an annual bonus of up to $50,000, based 50% on quantitative company performance and 50% on qualitative individual performance. The agreement also provides for (i) a stock option to purchase 250,000 shares of our common stock, which is scheduled to vest over 4 years (and which may be early exercised by promissory note), (ii) an RSU award covering 40,000 shares of common stock, which is scheduled to vest over 4 years, (iii) a second RSU award to be granted in connection with certain performance conditions, covering 25,000 shares of common stock, which is scheduled to vest over 4 years, and (iv) an annual RSU award with a $25,000 value on the first anniversary of Mr. Kapoor’s start date and the three annual anniversaries thereafter. For more information regarding these equity awards, please see “Outstanding Equity Awards as of Fiscal Year End” below.

Mr. Kapoor is eligible to participate in our employee benefit plans and programs, and his employment is “at-will” and may be terminated by either party at any time, without case or notice. Mr. Kapoor’s employment agreement provides for a $200 monthly benefit allowance, which ceased to apply in 2021 in connection with the company commencing 401(k) employer matches.

Outstanding Equity Awards as of Fiscal Year End

The following table sets forth information regarding each unexercised stock award held by each named executive officer as of December 31, 2021.

			Option Awards				Stock Awards
Name	Grant Date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)(1)
Chris Hulls	10/24/2017	(2)	208,987	—	2.15	10/24/27	—	—
Chris Hulls	07/16/2018	(3)	1,084,267	185,119	2.53	07/16/28	—	—
Chris Hulls	10/30/2018	(2)	10	—	9.55	10/30/28	—	—
Chris Hulls	07/30/2020	(4)	95,833	134,167	7.28	07/30/30	—	—
Chris Hulls	04/07/2020	(5)	—	—	—	—	16,486	348,844
Chris Hulls	02/02/2021	(6)	20,833	79,167	13.35	02/01/31	39,584	837,597
David Rice	09/20/2016	(2)	100,000	—	0.18	09/20/26	—	—
David Rice	10/24/2017	(2)	125,392	—	2.15	10/24/27	—	—
David Rice	10/30/2018	(2)	10	—	9.55	10/30/28	—	—
David Rice	04/07/2020	(7)	52,500	67,500	4.35	04/07/30	—	—
David Rice	02/02/2021	(6)	14,333	79,167	8.89	02/02/31	39,584	837,597
Samir Kapoor	09/15/2019	(8)	100,560	78,215	7.02	09/15/29	—	—
Samir Kapoor	10/07/2019	(9)	40,064	31,161	7.07	10/07/29	17,500	370,300
Samir Kapoor	04/07/2020	(10)	35,000	45,000	4.35	04/07/30	—	—
Samir Kapoor	10/06/2020	(11)	—	—	—	—	4,688	99,198
Samir Kapoor	06/08/2021	(12)	3,999	28,001	13.9	06/08/31	14,001	296,261

(1)

Values are based on the closing price of our CDIs on the Australian Securities Exchange on December 31, 2021 (AUD$9.71), multiplied by the number of CDIs representing beneficial ownership in one share of common (3), multiplied by the AUD:USD conversion rate as in effect on December 31, 2021, as reported by Wall Street Journal (1:0.7265).

(2)	Represents a grant of stock options that were entirely vested as of December 31, 2021.
(3)

Represents a grant of 1,269,386 stock options, the remainder of which is scheduled to vest in equal monthly installments from January 2, 2022 through July 2, 2022, subject to the holder’s continued service on each vesting date.

(4)

Represents a grant of 230,000 stock options that vest, the remainder of which is scheduled to vest in equal monthly installments from January 10, 2022, through April 10, 2024, subject to the holder’s continued service on each vesting date.

(5)

Represents a grant of 49,453 RSUs that vested as to 1/3 of the underlying shares on the date of grant, 1/3 on the one-year anniversary thereof, and which are scheduled to vest as to the remaining 1/3 on April 7, 2022, subject to the holder’s continued service on each vesting date; provided that if a Change of Control (as defined in the Stock Plan) occurs and following such Change of Control, the holder’s job or compensation would materially and adversely change relative to the job or compensation, as applicable, in effect prior to such Change of Control (but not in the event of the holder’s termination or other circumstances), 100% of the then-unvested RSUs shall be vested immediately.

(6)

Represents a grant of 100,000 stock option shares (of which Mr. Rice has exercised 6,500 stock option shares) and 50,000 RSUs that each vest in equal monthly installments over four years from February 1, 2021, subject to the holder’s continued service on each vesting date.

(7)	Represents a grant of 120,000 stock option shares that vest in equal monthly installments over 4 years from March 1, 2020, subject to the holder’s continued service on each vesting date.
(8)

Represents a grant of 178,775 stock option shares that vested and became exercisable on the one-year anniversary from September 11, 2019, and which are scheduled to vest as to 1/48 of the total grant on each monthly anniversary thereafter, subject to the holder’s continued service on each vesting date.

(9)

Represents a grant of 71,225 stock option shares and 40,000 RSUs that each vest as to 1/4 of the underlying shares on the one year anniversary from September 11, 2019, and which are scheduled to vest as to 1/48 of the total grant on each monthly anniversary thereafter, subject to the holder’s continued service on each vesting date.

(10)	Represents a grant of 80,000 stock option shares that vest in equal monthly installments over 4 years from March 1, 2020, subject to the holder’s continued service on each vesting date.
(11)

Represents a grant of 25,000 RSUs that vested as to 1/4 of the underlying shares on the date of grant and that are scheduled to vest as to 1/48 of the granted shares on each monthly anniversary from September 30, 2019, subject to the holder’s continued service on each vesting date.

(12)

Represents a grant of 32,000 stock option shares and 16,000 RSUs that each vest in equal monthly installments over four years from June 1, 2021, subject to the holder’s continued service on each vesting date.

Equity Plans

Stock Plan

The Stock Plan, as most recently amended and restated, was approved by our Board on March 10, 2020, and approved by our stockholders July 30, 2020.

Purpose

The purposes of the Stock Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business.

Types of Stock Awards

The Stock Plan permits the grant of incentive stock options, nonstatutory stock options, restricted stock, and restricted stock units (all such types of awards, collectively, “stock awards”).

Share Reserve

Number of Shares

Subject to adjustments as set forth in the Stock Plan, the maximum aggregate number of shares of common stock that may be issued under the Stock Plan is 24,283,359 shares. The shares may be authorized, but unissued, or reacquired shares. Furthermore, subject to adjustments as set forth in the Stock Plan, in no event shall the maximum aggregate number of shares that may be issued under the Stock Plan pursuant to incentive stock options exceed the number set forth above plus, to the extent allowable under Section 422 of the U.S. Tax Code and the regulations promulgated thereunder, any shares that again become available for issuance pursuant to the Stock Plan.

The number of shares of common stock available for issuance under the Stock Plan will be increased on January 1 of each year, commencing with January 1, 2021, in an amount equal to the lessor of (i) five percent (5%) of the outstanding Shares on the last day of the immediately preceding December 31, (ii) 5,000,000 Shares and (iii) such number of Shares determined by the Board.

Lapsed Awards

To the extent a stock award expires or is forfeited or becomes unexercisable for any reason without having been exercised in full, the unissued shares that were subject thereto shall, unless the Stock Plan shall have been terminated, continue to be available under the Stock Plan for issuance pursuant to future stock awards. In addition, any Shares which we retain upon exercise of a stock award in order to satisfy the exercise or purchase price for such stock award or any withholding taxes due with respect to such stock award shall be treated as not issued and shall continue to be available under the Stock Plan for issuance pursuant to future stock awards. Shares issued under the Stock Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for the shares (including without limitation upon forfeiture to or repurchase by us in connection with a participant ceasing to be a service provider) shall again be available for future grant under the Stock Plan.

Eligibility

Employees, directors and independent contractors of us or our affiliates are all eligible to participate in the Stock Plan. Incentive stock options may only be granted to employees.

Administration

The Stock Plan is administered by the Board or a committee thereof, which committee will be constituted to satisfy applicable laws (the “Administrator”). Subject to the terms of the Stock Plan, the Administrator has the authority, in its discretion, to (i) determine the fair market value in accordance with the Stock Plan; (ii) select the service providers to whom stock awards may be granted under the Stock Plan; (iii) determine the number of shares to be covered by each stock award granted under the Stock Plan; (iv) approve forms of stock award agreements for use under the Stock Plan; (v) determine the terms and conditions, not inconsistent with the terms of the Stock Plan, of any stock award granted thereunder; (vi) amend any outstanding stock award or agreement related to any Optioned Stock, Restricted Stock or Restricted Stock Unit, including any amendment adjusting; (vii) determine whether and under what circumstances an Option may be settled in cash; (viii) approve addenda or grant stock awards to, or to modify the terms of, any outstanding Option Agreement, Restricted Stock Purchase Agreement, Restricted Stock Unit Agreement, or any agreement related to any Optioned Stock, Restricted Stock or Restricted Stock Units; (ix) construe and interpret the terms of the Stock Plan, any Option Agreement, Restricted Stock Purchase Agreement, or Restricted Stock Unit Agreement and any agreement related to any Optioned Stock, Restricted Stock or Restricted Stock Units, which constructions, interpretations and decisions shall be final and binding on all Participants

Stock Options

Each stock option will be designated in the stock award agreement as either an incentive stock option (which is entitled to favorable tax treatment) or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year exceeds $100,000, such stock options will be treated as nonstatutory stock options. Incentive stock options may only be granted to our employees.

The term of each stock option will be stated in the stock award agreement. In the case of an incentive stock option, the term will be 10 years from the date of grant or such shorter term as may be provided in the stock award agreement. Moreover, in the case of an incentive stock option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of our stock or the stock of any subsidiary, the term of the incentive stock option will be five years from the date of grant or such shorter term as may be provided in the stock award agreement.

The per share exercise price for the shares to be issued pursuant to exercise of a stock option will be determined by the Administrator, subject to the following: in the case of an incentive stock option (i) granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any subsidiary, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant; and (ii) granted to any other employee, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, stock options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to a corporate reorganization, liquidation, etc., described in the U.S. Tax Code Section 424(a).

At the time a stock option is granted, the Administrator will fix the period within which the stock option may be exercised and will determine any conditions that must be satisfied before the stock option may be exercised. The Administrator will also determine the acceptable form of consideration for exercising a stock option, including the method of payment.

If a participant ceases to be a service provider other than for “Cause,” as defined in the Stock Plan, the participant may exercise his or her stock option within such period of time as is specified in the stock award agreement to the extent that the stock option is vested on the date of termination (but in no event later than the expiration of the term of such stock option). In the absence of a specified time in the stock award agreement, to the extent vested as of a participant’s termination, the stock option will remain exercisable for 12 months following a termination for death or disability, and 3 months following a termination for any other reason other than Cause. Any outstanding stock option (including any vested portion thereof) held by a participant shall immediately terminate in its entirety upon the participant being first notified of his or her termination for Cause.

Restricted Stock and RSUs

Restricted stock awards are grants of shares of Company common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the Administrator. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of our Company common stock.

In determining whether restricted stock or RSUs should be granted, and/or the vesting schedule for such a stock award, the Administrator may impose whatever conditions on vesting as it determines to be appropriate. For example, the Administrator may determine to grant restricted stock or RSUs only if performance goals established by the Administrator are satisfied. Any performance goals may be applied on a Company-wide or an individual business unit basis, as determined by the Administrator.

During the period of restriction, participants holding restricted stock may exercise full voting rights and will be entitled to receive all dividends and other distributions paid. Any dividends or distributions paid with respect to such shares will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the restricted stock with respect to which they were paid.

During the vesting period, participants holding RSUs will hold no voting rights by virtue of such RSUs. The Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of RSUs that may be settled in cash, in shares of equivalent value, or in some combination thereof. Any dividend equivalents awarded with respect to such RSUs will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the RSUs with respect to which they were awarded.

Leaves of Absence / Transfer Between Locations

The Administrator has the discretion to determine at any time whether and to what extent the vesting of stock awards shall be suspended during any leave of absence. A participant will not cease to be an employee in the case of (i) sick leave we approve, (ii) military leave, (iii) any leave of absence approved by the participant’s employer or (iv) transfers between our locations or between us and any affiliate. If an employee holds an incentive stock option and such leave exceeds 3 months then, for purposes of incentive stock option status only, such employee’s service as an employee shall be deemed terminated on the first day following such 3 month period, and the incentive stock option shall thereafter automatically treated for tax purposes as a nonstatutory stock option in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written company policy.

Nontransferability of Stock Awards

Unless determined otherwise by the Administrator, a stock award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. If the Administrator makes a stock award transferable, such stock award will contain such additional terms and conditions as the Administrator deems appropriate.

Effect of a Change in Control

In the event of (i) a transfer of all or substantially all of the company’s assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the company with or into another corporation, entity or person, or (iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of the company’s capital stock that represents at least a majority of the voting power of the company’s then outstanding capital stock (a “Corporate Transaction”), each outstanding stock award (vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any participant and need not treat all outstanding stock awards (or portion thereof) in an identical manner. Such determination, without the consent of any participant, may provide (without limitation) for one or more of the following in the event of a Corporate Transaction: (A) the continuation of such outstanding stock awards by the company (if the company is the surviving corporation); (B) the assumption of such outstanding stock awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or equity awards for such stock awards; (D) the cancellation of such stock awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such stock awards as of the closing date of such Corporate Transaction over (2) any exercise price or purchase price paid or to be paid for the shares subject to the stock awards; or (E) the cancellation of any outstanding options, an outstanding right to purchase Restricted Stock or outstanding RSUs, in any case, for no consideration.

Notwithstanding anything under the Stock Plan, any stock award agreement or otherwise, any escrow, holdback, earn-out or similar provisions agreed to pursuant to, or in connection with, a Corporate Transaction shall, unless otherwise determined by our Board, apply to any payment or other right a participant may be entitled to under the Stock Plan, if any, to the same extent and in the same manner as such provisions apply generally to the holders of our common stock with respect to the Corporate Transaction, but only to the extent permitted by applicable law. In addition, notwithstanding the above, under no circumstances may the terms of any outstanding Option be amended or modified so as to have any of the following effects: (1) reducing the per share exercise price of an Option, (2) increasing the period for exercise of an Option, or (3) increasing the number of shares received on exercise of an Option. Further, any other amendment or modification to the terms of any Option can only be made with stockholder approval or on the provision of a waiver of the official rules of ASX Limited (trading as the Australian Securities Exchange) granted by ASX Limited, and under no circumstances may an Option be cancelled unless (1) stockholder approval has been obtained for the cancellation of the Option, or (2) no consideration is provided to the optionee in connection with the cancellation of the Option.

Amendment, Termination and Duration of the Stock Plan

Subject to the ASX Listing Rules, and any waivers granted by ASX, the Board may at any time amend or terminate the Stock Plan, but no amendment or termination (other than an adjustment pursuant to a Corporate Transaction (as defined in and pursuant to the Stock Plan) shall be made that would materially and adversely affect the rights of any participant under any outstanding Award, without his or her consent. In addition, to the extent necessary and desirable to comply with applicable laws, we will obtain the approval of holders of capital stock with respect to any Stock Plan amendment in such a manner and to such a degree as required.

Compensation of Directors

Under the Company’s Bylaws, the directors decide the total amount paid to each Non-Executive Director as remuneration for their services. However, under the ASX Listing Rules, the total amount paid to all Non-Executive Directors must not exceed in any financial year the amount fixed in a general meeting of the Company. This amount is capped under the Bylaws at $1,000,000 per annum. Any increase to the aggregate amount needs to be approved by stockholders. Directors will seek approval of the stockholders from time to time, as appropriate. This aggregate annual sum does not include any special remuneration which our Board may grant to the directors for special exertions or additional services performed by a director for or at the request of the company, which may be made in addition to or in substitution for the director’s fees.

We remunerate our directors as follows:

Position	Cash ($) (1)	Equity Value ($) (2)
Board Chair	40,000	100,000
Board Member	30,000	80,000
Audit and Risk Management Committee Chair	5,000	15,000
Audit and Risk Management Committee Member	1,300	3,700
Remuneration and Nomination Committee Chair	2,000	3,000
Remuneration and Nomination Committee Member	1,500	—

(1)	Board Chair fee is in lieu of Board Member fee. Committee fees are supplemental to Board or Chair fees.
(2)	Equity value is allocated 70% to option value and 30% to RSU value.

The following table presents information regarding the total compensation awarded to, earned by, and paid to our directors (other than our named executive officers) for services rendered to Life360, Inc. during the year ended December 31, 2021.

Name	Fees earned or paid in cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Total ($)
John Phillip Coghlan	42,800	31,110	72,590	146,500
Alex Haro (4)	30,000	32,867	76,689	139,556
Brit Morin	31,500	24,000	56,000	111,500
James Synge	31,300	25,110	58,590	115,000
Mark Goines	32,000	24,900	58,100	115,000
David Wiadrowski	35,000	28,500	66,500	130,000
Randi Zuckerberg (5)	31,300	33,135	77,306	141,741

(1)

Includes cash stipends for committee service. In 2021, each director received a base fee of $30,000, except for Mr. Coghlan, who received an additional $10,000 for serving as Chair of our Board. In addition, Messrs. Coghlan, Synge, and Ms. Zuckerberg, each received an additional $1,300 for serving as members of our Audit and Risk Management Committee, and Mr. Wiadrowski received an additional $5,000 for serving as the chair of our Audit and Risk Management Committee; and Mr. Coghlan and Ms. Morin each received an additional $1,500 for serving on our Remuneration and Nomination Committee, and Mr. Goines received an additional $2,000 for serving as the chair of our Remuneration and Nomination Committee.

(2)

Restricted stock unit awards are reported at aggregate grant date fair value in the year granted, as determined in accordance with the provisions of FASB ASC Topic 718. For the assumptions used in valuing these awards for purposes of computing this expense, please see Note 15 of the financial statements of Life360 for the year ended December 31, 2021. The number of RSUs is calculated based on the value of Company stock on the 2021 Annual General Meeting date. The RSU grants vest and are settled quarterly over the year following their grant provided that the director remains a director as at the applicable vesting date, except with respect to 664 of the RSUs granted to Mr. Haro and 601 of the RSUs granted to Ms. Zuckerberg, which were vested at grant. In 2021, John Phillip Coghlan was issued 2,330 RSUs, Alex Haro was issued 2,462 RSUs, Brit Morin was issued 1,798 RSUs, James Synge was issued 1,881 RSUs, Mark Goines was issued 1,865 RSUs, David Wiadrowski was issued 2,135 RSUs, and Randi Zuckerberg was issued 1,881 RSUs. As of December 31, 2021, John Phillip Coghlan held 1,165 RSUs, Alex Haro held 899 RSUs, Brit Morin held 899 RSUs, James Synge held 941 RSUs, Mark Goines held 933 RSUs, David Wiadrowski held 1,068 RSUs, and Randi Zuckerberg held 941 RSUs.

(3)

Option awards are reported at aggregate grant date fair value in the year granted, as determined in accordance with the provisions of FASB ASC Topic 718. For the assumptions used in valuing these awards for purposes of computing this expense, please see Note 15 of the financial statements of Life360 for the year ended December 31, 2021. The number of options is calculated based on the value of Company stock on the 2021 Annual General Meeting date. The options vest quarterly over the year following their grant provided that the director remains a director as at the applicable vesting date, except with respect to 4,309 of the options granted to Mr. Haro and 3,898 of the options granted to Ms. Zuckerberg, which were vested at grant. In 2021, John Phillip Coghlan was issued 15,119 options, Alex Haro was issued 15,972 options, Brit Morin was issued 11,663 options, James Synge was issued 12,203 options, Mark Goines was issued 12,101 options, David Wiadrowski was issued 13,850 options, and Randi Zuckerberg was issued 16,101 options. As of December 31, 2021, John Phillip Coghlan held 255,229 options, Alex Haro held 386,938 options, Brit Morin held 105,610 options, James Synge held 12,203 options, Mark Goines held 12,101 options, David Wiadrowski held 13,850 options, and Randi Zuckerberg held 16,101 options.

(4)	Mr. Haro served as an employee until December 31, 2020 and served solely as a director in 2021.
(5)	Appointed January 19, 2021.

Remuneration and Nomination Committee Interlocks and Insider Participation

The members of our Remuneration and Nomination Committee during 2021 included Messrs. Goines and Coghlan and Ms. Morin. None of the members of our Remuneration and Nomination Committee in 2021 was at any time during 2021 or at any other time one of our officers or employees, and none had or have any relationships with us that are required to be disclosed under Item 404 of Regulation S-K. During 2021, none of our executive officers served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or Remuneration and Nomination Committee.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Certain Relationships and Related Transactions

The following includes a summary of transactions since January 1, 2019 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under “Executive Compensation.”

Fourth Amended and Restated Investors’ Rights Agreement

On September 18, 2018, we entered into the fourth amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with certain holders of our common stock, including Christopher Hulls, our Co-Founder, Chief Executive Officer, and member of our Board of Directors, James Synge, a member of our Board of Directors, entities affiliated with each of Alex Haro, Mark Goines and John Philip Coghlan, each a member of our Board of Directors, and certain other holders of common stock or CDIs of the Company issued upon the prior conversion of the Company’s preferred stock. The Investors’ Rights Agreement provides, among other things, certain stockholders with registration rights and piggyback rights in connection with our common stock. The Investors’ Rights Agreement also contains certain limitations on the ability of such stockholders to sell, loan or otherwise dispose of any of our securities, subject to certain exceptions, in connection with an initial public offering. We will pay for certain fees and expenses relating to the registration rights set forth in the Investors’ Rights Agreement and agreed to indemnify the holders of registrable securities and certain other parties against (or make contributions in respect of) certain liabilities that may arise under the Securities Act. The Investors’ Rights Agreement further provides certain holders holding at least 100,000 shares of our common stock with a right of first offer with respect to our future proposed equity financings, subject to specified conditions. For additional information, see the section titled “Description of Registrant’s Securities to be Registered.” This summary does not purport to be complete and is qualified in its entirety by the provisions of the Investors’ Rights Agreement, a copy of which has been filed as an exhibit to this Registration Statement.

Notes Due From Affiliates

In February 2016, we received a promissory note from, and entered into a pledge and security agreement with, Christopher Hulls, our Co-Founder, Chief Executive Officer and director for amounts totaling $253,003.50, which is partially secured by 1,405,575 shares of common stock owned by Mr. Hulls, and accrues interest at a rate of 2.61% per annum. As of December 31, 2021, the outstanding balance for Mr. Hulls’s loan was $253,003.50. Mr. Hulls did not repay any of the principal amount outstanding or interest accrued on the promissory note during the years ended December 31, 2021, 2020 and 2019, respectively. Mr. Hulls intends to repay the outstanding balance of the payments for his loan in full prior to the effectiveness of this Registration Statement.

In February 2016, we received a promissory note from, and entered into a pledge and security agreement with, Alex Haro, our Co-Founder and director, for amounts totaling $220,321.26, which is partially secured by 1,224,007 shares of common stock owned by Mr. Haro and accrues interest at a rate of 2.61% per annum. As of December 31, 2021, the outstanding balance of Mr. Haro’s loan was $220,321.26. Mr. Haro did not repay any of the principal amount outstanding or interest accrued on the promissory note during the years ended December 31, 2021, 2020 and 2019, respectively. Mr. Haro intends to repay the outstanding balance of the payments for his loan in full prior to the effectiveness of this Registration Statement.

Other Related Party Transactions

In June 2018, we entered into an engagement letter with Carthona Capital Pty Ltd (“Carthona Capital”) for consultancy services during our capital raising by way of a combination of a preferred share issuance prior to our initial public offering on the ASX and our initial public offing of CDIs and listing on the ASX. James Synge, a member of our Board, is a Principal and Partner of Carthona Capital. During the year ended December 31, 2019, the Company paid Carthona Capital an aggregate amount of $186,436 for consultancy services.

In November 2021, we entered into a consulting agreement with Carthona Capital for strategic advice regarding certain potential capital raising or business combination transactions involving Life360, including but not limited to advice regarding the overall structuring, positioning, market consideration and appropriate documentation regarding such prospective transactions. James Synge, a member of our Board, is a Principal and Partner of Carthona Capital. We agreed to pay Carthona Capital an aggregate amount equal to $200,000 minus any amounts paid to Carthona Capital as reimbursement of expenses pursuant to the consulting agreement. During the year ended December 31, 2021, we paid Carthona Capital an aggregate amount of $100,000 under the consulting agreement. In January 2022, we paid Carthona Capital an aggregate amount of $100,000 under the consulting agreement.

Related Party Revenue

See “Related Party Revenue” in Note 17 to Life360’s audited consolidated financial statements included elsewhere in this Registration Statement.

Policies and Procedures for Transactions with Related Persons

We have procedures in place to identify related party transactions. We require all Board members to complete and sign an annual director’s questionnaire which includes updated directorships and known related party transactions. All related party transactions pertaining to executives, including the CEO, require approval by the chairman of the Board. All Board directors are required to declare all conflicts of interest at every Board meeting. Management reviews the vendor list every month to identify any related parties. Transactions with related parties will also be subject to shareholder approval to the extent required by the ASX Listing Rules.

Director Independence

The Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, the Board has determined that each of Messrs. Coghlan, Synge, Goines, Wiadrowski and Mses. Morin and Zuckerberg is “independent” as that term is defined under the SEC rules and regulations. In making these determinations, the Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of shares of our capital stock held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”

ITEM 8. LEGAL PROCEEDINGS.

From time to time, we may be involved in legal proceedings, claims and government investigations in the ordinary course of business. We have received, and may in the future continue to receive, inquiries from regulators regarding our compliance with law and regulations, including those related to data protection and consumer rights, and due to the nature of our business and the rapidly evolving landscape of laws relating to data privacy, cybersecurity, consumer protection and data use, we expect to continue to be the subject of regulatory investigations and inquiries in the future. We have received, and may in the future continue to receive, claims from third parties relating to information or content that is published or made available on our platform, among other types of claims including those relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, and consumer rights. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of these claims. The results of any current or future regulatory inquiry or litigation cannot be predicted with certainty, and regardless of the outcome, such investigations and litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, the potential for enforcement orders or settlements to impose operational restrictions or obligations on our business practices and other factors.

For additional information, see the section entitled “Risk Factors—Risks Related to Legal Matters and Our Regulatory Environment.”

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no established U.S. public trading market for our common stock. Interests in our common stock are listed on the ASX under the symbol “360” in the form of CDIs, with each CDI representing a beneficial interest in one-third of a share of common stock.

For the periods indicated, the following table sets forth the high and low closing sale prices per CDI as reported on the ASX.

Sales Prices (1)
	High(2)	Low(2)
Year 2022
2nd Quarter (as of June 9, 2022)	$4.34	$2.90
1st Quarter	$7.18	$3.29

Year Ended December 31, 2021
4th Quarter	$10.28	$6.08
3rd Quarter	$7.19	$5.05
2nd Quarter	$5.00	$3.56
1st Quarter	$3.71	$2.67

Year Ended December 31, 2020
4th Quarter	$3.07	$2.56
3rd Quarter	$3.26	$1.63
2nd Quarter	$1.80	$1.32
1st Quarter	$2.58	$1.20

(1)

The above table sets forth the range of high and low closing sales prices per CDI, each representing a beneficial interest in one-third of a share of our common stock as reported by the ASX for the periods indicated.

(2)

Values are based on the high and low closing sale price of our CDIs on the ASX for the periods indicated, multiplied by the AUD:USD conversion rate as in effect on March 31, 2022, as reported by Wall Street Journal (1:0.7485).

In addition, we have been advised that our common stock has been quoted on the OTC Pink Market under the ticker symbol “LIFX” since November 11, 2019. We did not initiate, request or grant permission for the quotation of our securities on that market, nor did we facilitate or participate in any of the trading that has occurred on the OTC Pink Market. The OTC Pink Market is not an established public trading market. We believe there has not been significant trading volume for our common stock in the United States. The following are the high and low closing bid prices, respectively, for our common stock as reported on OTC Pink for the following periods: quarter ended March 31, 2022, $7.44 and $3.50; quarter ended December 31, 2021, $25.00 and $6.01; quarter ended September 30, 2021, $25.00 and $5.10; quarter ended June 30, 2021, $5.00 and $2.65; quarter ended March 31, 2021, $2.90 and $1.00; quarter ended December 31, 2020, $3.10 and $1.25; quarter ended September 30, 2020, $3.15 and $2.01; quarter ended June 30, 2020, $2.06 and $2.06; and quarter ended March 31, 2020, $2.06 and $2.06. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Our common stock will no longer trade on the OTC Pink Market in the event we list our common stock to a U.S. securities exchange.

Rule 144

We have not previously filed a registration statement under the Securities Act. Shares sold pursuant to exemptions from registration are deemed to be “restricted” securities as defined by the Securities Act. As of May 31, 2022, out of a total of 100,000,000 shares authorized, 61,891,465 shares are issued as restricted securities and can only be sold or otherwise transferred pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration. Of such restricted shares, 6,473,607, (10.5%) shares are held by affiliates (directors, officers and 10% holders), with the balance of 54,897,051 (89.5%) shares being held by non-affiliates.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of a reporting company for at least six months, including any person who may be deemed to be an “affiliate” of the company (as the term “affiliate” is defined under the Securities Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the company’s common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a stockholder to rely on Rule 144, adequate current public information with respect to the company must be available. A person who is not deemed to be an affiliate of the company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least one year is entitled to sell such shares without regard to the various resale limitations under Rule 144. Under Rule 144, the requirements of paragraphs (c), (e), (f), and (h) of such Rule do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least one year prior to their sale. For purposes of this registration statement, a controlling stockholder is considered to be a person who owns 10% or more of the company’s total outstanding shares, or is otherwise an affiliate of the Company.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement and the volume and public information requirements. Any of our employees, consultants or advisors, other than our affiliates, who acquired shares from us under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this Registration Statement before selling their shares under Rule 701. As of March 31, 2022, no shares have been issued pursuant to Rule 701.

Holders

As of May 31, 2022, we had 6,473,607 shares of our common stock, including all shares of common stock underlying issued and outstanding CDIs, par value $0.001, issued and outstanding. There were 383 holders of our common stock and 7,443 holders of CDIs.

Dividend Policy

We have never paid or declared any cash dividends on our common stock or CDIs in the past, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Subject to such restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

Equity Compensation Plan Information

The following table provides information about the common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders	9,427,501	(2)	$5.61	24,283,359	(3)
Equity compensation plans not approved by security holders	339,998	(4)	$4.81	—

Total	9,767,499		$5.57	24,283,359

(1)

The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding stock options and warrants and does not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.

(2)	Includes 6,904,379 stock options issued under the Stock Plan and 2,523,122 RSUs issued under the Stock Plan.
(3)	Represents shares available for issuance under the Stock Plan.
(4)

Includes 67,997 Jiobit assumed options issued outside of the Stock Plan with a volume weighted average exercise price of $5.38 and 272,001 warrants issued outside of the Stock Plan with a volume weighted average exercise price of $4.67.

Purchases of Equity Securities by the Registrant and Affiliated Purchasers

We have not repurchased any shares of our common stock during the fiscal years ended December 31, 2021 or 2020.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information as to all securities we have sold since January 1, 2019, which were not registered under the Securities Act.

On March 4, 2019, in connection of the acquisition of Zen Labs, Inc., we paid a total consideration of approximately $1.02 million and in connection issued 130,000 shares of common stock.

On May 15, 2019, we issued 30.36 million CDIs for A$145.43 million, where the ratio of CDIs per share of common stock is three CDIs for one share of common stock, in connection with our public offering of CDIs on the ASX. The offer was fully underwritten by Credit Suisse (Australia) Limited and Bell Potter Securities Limited pursuant to an underwriting agreement.

On July 1, 2021, we issued convertible notes to investors with an underlying principal amount of $2.1 million. The convertible notes accrue simple interest at an annual rate of 4% and mature on July 1, 2026. The convertible notes may be settled under the following scenarios at the option of the holders of the convertible notes: (i) at any time into shares of our common stock equal to the conversion amount of outstanding principal and any accrued but unpaid interest divided by the conversion price of $11.96; (ii) at the option of the holder upon a liquidation event a) paid in cash equal to the outstanding principal and any accrued but unpaid interest or b) into common shares equal to the conversion amount of outstanding principal and any accrued but unpaid interest divided by the conversion price of $11.96; or (iii) upon maturity of the convertible notes, settlement in cash at the outstanding accrued interest and principal amount. In connection with the convertible notes, we issued warrants to purchase 88,213 shares of our common stock with an exercise price of $0.01 per share and a term of one year, 44,106 shares of our common stock with an exercise price of $11.96 per share and a term of 5 years, and 44,106 shares of our common stock which is exercisable starting 12 months from the convertible note issuance date with an exercise price of $11.96 per share and a term of 5 years.

On September 1, 2021, the Jiobit Acquisition was consummated for a total consideration of $43.2 million, comprised of: (i) $7.3 million in cash; (ii) an additional $5.9 million of consideration contingent upon reaching certain operational goals for 2021 and 2022; (iii) $11.6 million in fair value of convertible notes issued to stockholders; (iv) the forgiveness of $4.0 million of Jiobit’s convertible debt held by Life360; (v) $0.6 million of Life360 vested common stock options for 25,245 shares issued to Jiobit employees; and (vi) $13.8 million of 674,516 shares of the Company’s common stock on the date of acquisition. We paid the purchase price for the acquisition using cash generated from operations.

The September 2021 Convertible Notes bear interest at the U.S. Prime rate plus 25 basis points. The September 2021 Convertible Notes can be converted to shares of our common stock at any time subsequent to the acquisition at a fixed conversion price of $22.50 per share. On each of the first three annual anniversaries of the issuance date of the September 2021 Convertible Notes, we will repay one-third of the unconverted principal plus accrued interest to the holders of such notes. Upon a change of control, the holder may elect to either convert at the fixed conversion price of $22.50 per share or be repaid in full.

In December 2021, we issued approximately 23.3 million CDIs, representing approximately 7.7 million shares of common stock, for A$280 million. The offer was fully underwritten by Credit Suisse (Australia) Limited and Bell Potter Securities Limited pursuant to an underwriting agreement.

On January 5, 2022, the Tile Acquisition was consummated for a total consideration comprised of up to $205.0 million comprised of: (i) $132.4 million in cash, subject to customary adjustments, (ii) up to $37.6 million of new shares issued to the shareholders of Tile, conditional, in part, on Tile achieving certain financial hurdles and (iii) up to $35.0 million in retention awards for Tile employees, subject to performance requirements. We paid the purchase price for the acquisition using the proceeds from an underwritten offering of 7,779,014 shares of its common stock.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506, Rule 701 or Regulation S promulgated thereunder. The securities were issued directly by us and did not involve a U.S. public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our Certificate of Incorporation, and Bylaws and amended and restated investors’ rights agreement, which are included as exhibits to this Registration Statement, and to the applicable provisions of Delaware law. Under this section “Description of Registrant’s Securities to be Registered,” “we,” “us,” “our” and the “Company” refer to Life360, Inc. and not to any of its subsidiaries.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share.

Common Stock

As of May 31, 2022, we had 61,891,465 shares of common stock issued and outstanding, including all shares of common stock underlying all issued and outstanding CDIs.

Dividend Rights

Subject to prior rights that may apply to shares of common stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our Board may determine.

Voting Rights

Each holder of shares of our common stock is entitled to one vote per share. Holders of our CDIs are entitled to one vote for every three CDIs they hold. Our Certificate of Incorporation and Bylaws establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class are subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Our Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Preemptive or Similar Rights

We are party to the Investors’ Rights Agreement that provides certain holders holding at least 100,000 shares of our common stock with a right of first offer with respect to our future proposed equity financings, subject to specified conditions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock.

Fully Paid and Non-assessable

All of the outstanding shares of our common stock are fully paid and non-assessable.

Options

As of March 31, 2022, we had outstanding options to purchase an aggregate of 7,879,952 shares of our common stock, with a weighted-average exercise price of $6.50 per share under our 2011 Plan.

Restricted Stock Units

As of March 31, 2022, we had outstanding awards of restricted stock units covering 5,341,004 shares of our common stock.

Warrants

As of March 31, 2022, we had issued and outstanding the following warrants:

•

Warrants to purchase 21,321 shares of the Company’s common stock with an exercise price of $0.01 per share and a term of one year, 44,106 shares of the Company’s common stock with an exercise price of $11.96 per share and a term of five years, and 44,106 shares of the Company’s common stock which is exercisable starting 12 months from July 1, 2021, with an exercise price of $11.96 per share and a term of five years.

•

Warrants to purchase 7,761 shares of the Company’s common stock with an exercise price of $6.44 per share and a term of 10 years which expires on September 4, 2025. The warrant has a cashless exercise provision pursuant to which the holder, in lieu of paying the exercise price in cash, can surrender the warrant and receive a number of shares based on the (x) fair market value of such shares minus the exercise price multiplied by (y) the number of shares with respect to which the warrant is being exercised divided by (z) the fair market value of the shares.

•	Warrants to purchase 41,685 shares of the Company’s common stock with an exercise price of $2.28 per share and a term of 10 years which expires on March 27, 2024.

•	Warrants to purchase 46,130 shares of the Company’s common stock with an exercise price of $1.52 per share and a term of 10 years which expires on July 17, 2022.

Convertible Notes

As of March 31, 2022, we had certain issued and outstanding convertible notes in the aggregate principal amount of $2.1 million. The outstanding principal and any accrued and unpaid interest under these notes shall, at the option of the noteholder, either automatically convert, in the event of a change of control, SPAC transaction or qualified initial public offering, into shares of common stock of the Company at a conversion price of $11.96 per share, or be repaid in full. The noteholders have certain limitations on their ability to sell, loan or otherwise dispose of any securities of the Company, subject to certain exceptions.

As of March 31, 2022, we had issued and outstanding September 2021 Convertible Notes in the aggregate principal amount of $11.4 million. These notes can be converted to shares of our common stock at any time subsequent to the acquisition at a fixed conversion price of $22.50 per share. On each of the first three annual anniversaries of the issuance date of the September 2021 Convertible Notes, we will repay one-third of the unconverted principal plus accrued interest to the holders of such notes. Upon a change of control, the holder may elect to either convert at the fixed conversion price of $22.50 per share or be repaid in full. The noteholders have certain limitations on their ability to sell, loan or otherwise dispose of any securities of the Company, subject to certain exceptions.

Registration Rights

We are party to the Investors’ Rights Agreement that provides certain holders of our common stock with registration rights and piggyback rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the registrations described below, subject to certain conditions.

The registration rights set forth in the Investors’ Rights Agreement will expire on the earlier of May 10, 2024, or the termination of the agreement. The Investors’ Rights Agreement contains certain limitations on the ability of the parties thereto to sell, loan or otherwise dispose of any securities of the Company, subject to certain exceptions, in connection with an initial public offering. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Certain holders of our common stock will be entitled to certain demand registration rights. At any time after the earlier of the September 18, 2023 or after the effective date of our first registration statement for a public offering of securities, the holders of at least 33% of these shares may request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $5 million.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, certain holders of our common stock will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating solely to the sale of securities to participants in our stock option, stock purchase, or similar plan, (2) a registration relating to a transaction covered by Rule 145 under the Securities Act, (3) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, or (4) a registration in which the only stock being registered is common stock upon conversion of debt securities also being registered.

S-3 Demand Registration Rights

Certain holders of our common stock will be entitled to certain Form S-3 demand registration rights. The holders of at least 20% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and selling commissions, of at least $1 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 during the period that is 90 days before our good faith estimate of the date of filing of a registration statement initiated by us. In addition, if we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 60 days. In addition, in an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares that these stockholders may include for registration.

CHESS Depositary Interests

Our shares of common stock are traded on the ASX in the form of CDIs, under the ASX trading code “360.” Shares of common stock of Life360 are not traded on the ASX because ASX’s electronic settlement system, known as CHESS, cannot be used for the transfer of securities of issuers incorporated in certain countries including the United States. CDIs have been created to facilitate electronic settlement and transfer in Australia for companies in this situation. Legal title to the shares of common stock underlying the CDIs is held by an Australian depositary nominee, CHESS Depositary Nominees Pty Ltd.

CDIs are units of beneficial ownership in our shares of common stock. Each CDI represents a beneficial interest in one-third of a share of common stock. The CDI holders receive all direct economic and other benefits of our shares of common stock on a 3-for-1 basis. The CDIs may be transmuted into shares of our common stock on a 3-for-1 basis at the election of the CDI holder.

There are a number of differences between holding CDIs and shares of common stock. The major differences are that:

•	CDI holders do not have legal title in the underlying shares of common stock to which the CDIs relate (the chain of title in the shares underlying the CDIs is summarized above); and

•

CDI holders are not able to vote personally as shareholders at a meeting of Life360. Instead, CDI holders are provided with a voting instruction form which will enable them to instruct the depositary nominee in relation to the exercise of voting rights.

Alternatively, CDI holders can transmute their CDIs into shares of common stock of Life360 in sufficient time before the relevant meeting, in which case they will be able to vote personally as shareholders of Life360.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our Certificate of Incorporation, and Bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Stockholder Meetings

Our Bylaws provide that a special meeting of stockholders may be called by our Board, our chairperson of the Board, chief executive officer, president, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10 percent of the votes at the meeting.

Requirements for Advance Notification of Stockholder Nominations

Our Bylaws establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. These procedures require all nominations of candidates for election as directors to be received no later than 35 business days prior to the date of the annual meeting. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Elimination of Stockholder Action by Written Consent

Our Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws.

Staggered Board

Our Board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors; Vacancies

Our Bylaws provide that members of our Board may be removed from office by a majority of our stockholders with or without cause provided, however, that if the stockholders are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board. In addition, Bylaws provide that any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote continuity of management.

Delaware Anti-takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset, or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board.

Corporate Opportunities

The Certificate of Incorporation provides for the renouncement by the Company of any interest or expectancy of the Company in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of the Company who is not an employee or officer of the Company or any of its subsidiaries, unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of a director of the Company expressly and solely in that director’s capacity as a director of the Company.

Choice of Forum

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty by any of our stockholders, directors, officers, employees or agents to us or our stockholders; (3) any action or proceeding asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our Certificate of Incorporation or Bylaws or (4) any action or proceeding asserting a claim governed by the internal affairs doctrine. The exclusive forum provision does not apply to any actions brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

The provisions of Delaware law, our Certificate of Incorporation, and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our Board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Directors and Officers

See the section titled “Indemnification of Directors and Officers.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock, including shares underlying all issued and outstanding CDIs, is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021, and its telephone number is (866) 595-6048.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our Bylaws. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

We also maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Financial Statements

The full text of the audited financial statements for Life360 and Tile, unaudited interim financial statements for Life360 and Tile and pro forma financial statements begins on page F-1 of this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements

The financial statements included in this Registration Statement are listed in Item 13 and commence on page F-1.

(b) Exhibits

Exhibit No.	Description

2.1†*	Agreement and Plan of Merger dated November 22, 2021, by and among Life360, Inc., Triumph Merger, Sub, Inc., Tile, Inc., and Fortis Advisors LLC.

2.2†*	Amendment No. 1 to Agreement and Plan of Merger dated December 20, 2021, by and among Life360, Inc., Triumph Merger, Sub, Inc., Tile, Inc., and Fortis Advisors LLC.

2.3†*	Agreement and Plan of Merger dated July 27, 2021, by and among Life360, Inc., Jiobit Merger Sub I, Inc., Jiobit Merger Sub II, LLC, Jio, Inc. and Shareholder Representative Services LLC.

2.4†*	Amendment No.1 to Agreement and Plan of Merger dated August 31, 2021, by and among Life360, Inc., Jiobit Merger Sub I, Inc., Jiobit Merger Sub II, LLC, Jio, Inc. and Shareholder Representative Services LLC.

2.5†*	Second Amendment dated April 11, 2022, by and between Life360, Inc. and Shareholder Representative Services LLC, to that certain Agreement and Plan of Merger dated July 27, 2021, by and among Life360, Inc., Jiobit Merger Sub I, Inc., Jiobit Merger Sub II, LLC, Jio, Inc. and Shareholder Representative Services LLC.

3.1*	Amended and Restated Certificate of Incorporation of the Company.

3.2*	Amended and Restated Bylaws of the Company.

4.1†*	Fourth Amended and Restated Investors’ Rights Agreement dated September 18, 2018, by and among Life360, Inc., the Founders, the Existing Preferred Holders and the New Investors.

10.1+*	Form of Indemnification Agreement between Life360 and its directors and officers.

10.2+*	Amended and Restated 2011 Stock Plan.

10.3+*	Form of Amended and Restated 2011 Stock Plan Restricted Stock Unit Agreement.

10.4+*	Form of Amended and Restated 2011 Stock Plan Stock Option Agreement.

10.5+*	Life360 Compensation Plan for Board Directors and Company Leadership.

10.6 +*	Employment Agreement, dated May 14, 2019, between Life360, Inc. and Chris Hulls.

10.7 +*	Offer Letter, dated October 29, 2015, between Life360, Inc. and David Rice.

10.8 +†*	Employment Agreement, dated November 22, 2021, by and between Tile, Inc., pursuant to that certain Agreement and Plan of Merger, dated November 22, 2021, by and between the Company, Life360, Inc. and certain other parties, and Charles J. Prober.

10.9 +*	First Amendment to Employment Agreement, dated April 7, 2022, between Life360, Inc. and Charles J. Prober.

10.10 +*	Offer Letter, dated September 5, 2019, between Life360, Inc. and Samir Kapoor.

10.11+*	Retention Bonus Letter between Life360, Inc. and Christopher Hulls (2016).

Exhibit No.	Description

10.12+*	Retention Bonus Letter between Life360, Inc. and David Rice (2016).

10.13§	Data Services and License Agreement, effective as of January 26, 2022, by and between Life360, Inc. and Placer Labs Inc.

10.14§	Amendment No. 1 to Data Services and License Agreement, effective as of May , 2022, by and between Life360, Inc. and Placer Labs Inc.

10.15†§*	Warranty Program Agreement, dated June 26, 2020, by and between Cover Genius Warranty Services, LLC and Tile, Inc.

10.16§*	First Amendment to the Warranty Program Agreement, dated September 17, 2020, by and between Cover Genius Warranty Services, LLC and Tile, Inc.

10.17§*	Second Amendment to the Warranty Program Agreement, dated October 8, 2021, by and between Cover Genius Warranty Services, LLC and Tile, Inc.

10.18§	Manufacturing Services Agreement, dated March 8, 2017, by and between Jabil Circuit, Inc., Jabil Circuit (Singapore) Pte. Ltd. and Tile, Inc.

10.19	Letter Agreement, dated June 2, 2022, by and among Jabil, Inc., Jabil Circuit (Singapore) Pte. Ltd. and Tile, Inc.

10.20†	Office Lease for 539 Bryant Street, San Francisco, California, dated October , 2013, by and between SF OFFICE 2, LLC and Life360, Inc.

10.21	Amendment to Lease for 539 Bryant Street, San Francisco, California, dated November 25, 2013, by and between SF OFFICE 2, LLC and Life360, Inc.

10.22†	Second Amendment to Office Lease for 539 Bryant Street, San Francisco, California, dated November 24, 2014, by and between SF OFFICE 2, LLC and Life360, Inc.

10.23	Third Amendment to Office Lease for 539 Bryant Street, San Francisco, California, dated January 13, 2015, by and between SF OFFICE 2, LLC and Life360, Inc.

10.24†	Fourth Amendment to Office Lease for 539 Bryant Street, San Francisco, California, dated August 7, 2017, by and between TRPF 539 Bryant Street LP and Life360, Inc.

10.25	Standard Multi-Tenant Office Lease – Gross for 1953 San Elijo Avenue, Suite 205, Cardiff by the Sea, California, dated as of April 24, 2015, by and between Rancho Summit LLC and Pathsense, Inc.

10.26	First Amendment to Standard Multi-Tenant Office Lease – Gross for 1953 San Elijo Avenue, Suite 205, Cardiff by the Sea, California, dated as of March 28, 2017, by and between Rancho Summit LLC and Pathsense, Inc.

10.27	Assignment and Assumption of Lease for 1953 San Elijo Avenue, Suite 205, Cardiff by the Sea, California, dated as of December 4, 2017, by and among Pathsense, Inc., Rancho Summit LLC and Life360, Inc.

10.28	Second Amendment to Standard Multi-Tenant Office Lease – Gross for 1953 San Elijo Avenue, Suite 205, Cardiff by the Sea, California, dated as of May 29, 2018, by and between Rancho Summit LLC and Life360, Inc.

10.29†	Third Amendment to Standard Multi-Tenant Office Lease – Gross for 1953 San Elijo Avenue, Suite 205, Cardiff by the Sea, California, dated as of September 20, 2018, by and between Rancho Summit LLC and Life360, Inc.

10.30†	Fourth Amendment to Standard Multi-Tenant Office Lease – Gross for 1953 San Elijo Avenue, Suite 205, Cardiff by the Sea, California, dated as of June 26, 2019, by and between Rancho Summit LLC and Life360, Inc.

Exhibit No.	Description

10.31†	Office Lease for 1900 S. Norfolk Street, Suite 310, San Mateo, California, dated September 12, 2019, by and between 1900 Atrium Associates, LP and Tile, Inc.

10.32	First Amendment to Lease for 1900 S. Norfolk Street, Suite 310, San Mateo, California, dated August 18, 2020, by and between 1900 Atrium Associates, LP and Tile, Inc.

10.33	Second Amendment to Lease for 1900 S. Norfolk Street, Suite 310, San Mateo, California, dated January 10, 2022, by and between 1900 Atrium Associates, LP and Tile, Inc.

10.34†	Sublease Agreement for 30 North LaSalle Street, Chicago, Illinois, dated as of March 9, 2019, by and between Bin Insurance Holdings, LLC and Jio, Inc.

10.35	Vendor Terms and Conditions between Tile, Inc. and Amazon.com, effective June 4, 2018.

10.36	Apple Developer Program License Agreement between Life360, Inc. and Apple Inc.

10.37	Schedules 2 and 3 to Apple Developer Program License Agreement between Life360, Inc. and Apple Inc.

21.1*	List of Subsidiaries of the Company.

*	Filed previously.
+	Indicates a management contract or compensatory plan, contract or arrangement.
†

Certain exhibits and schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

§	Portions of this exhibit have been redacted in accordance with Regulation S-K Item 601(b)(10)(iv).

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated financial statements for the years ended December 31, 2021 and 2020 of Life360, Inc. (Audited)

Report of independent registered public accounting firm (BDO USA, LLP; San Francisco, California; PCAOB ID#243)	F-3
Consolidated balance sheets as of December 31, 2021 and 2020	F-4
Consolidated statements of operations and comprehensive loss for the years ended December 31, 2021 and 2020	F-5
Consolidated statements of stockholders’ equity for the years ended December 31, 2021 and 2020	F-6
Consolidated statements of cash flows for the years ended December 31, 2021 and 2020	F-7
Notes to consolidated financial statements	F-9

Unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022 and 2021 of Life360, Inc.

Unaudited interim condensed consolidated balance sheets as of March 31, 2022 and December 31, 2021	F-40
Unaudited interim condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2022 and 2021	F-41
Unaudited interim condensed consolidated statements of stockholders’ equity for the three months ended March 31, 2022 and 2021	F-42
Unaudited interim condensed consolidated statements of cash flows for the three months ended March 31, 2022 and 2021	F-43
Notes to unaudited interim condensed consolidated financial statements	F-45

Consolidated financial statements for the years ended March 31, 2021 and 2020 of Tile, Inc. (Audited)

Report of independent auditors	F-84
Consolidated balance sheets as of March 31, 2021 and 2020	F-85
Consolidated statements of operations for the years ended March 31, 2021 and 2020	F-86
Consolidated comprehensive statements of operations for the years ended March 31, 2021 and 2020	F-87
Consolidated statements of redeemable convertible preferred stocks and stockholders’ deficit for the years ended March 31, 2021 and 2020	F-88
Consolidated statements of cash flows for the years ended March 31, 2021 and 2020	F-89
Notes to the consolidated financial statements	F-90

Condensed consolidated unaudited financial statements for the nine months ended December 31, 2021 and 2020 of Tile, Inc. (Unaudited)

Condensed consolidated balance sheets as of December 31, 2021 and March 31, 2021	F-112
Condensed consolidated statements of operations for the nine months ended December 31, 2021 and 2020	F-113
Condensed consolidated comprehensive statements of operations for the nine months ended December 31, 2021 and 2020	F-114
Condensed consolidated statements of changes in redeemable convertible preferred stock and stockholders’ deficit for the nine months ended December 31, 2021 and 2020	F-115
Condensed consolidated statements of cash flows for the nine months ended December 31, 2021 and 2020	F-116
Notes to the condensed consolidated financial statements	F-117

The financial results of Tile, Inc. have been fully incorporated into the unaudited interim condensed consolidated balance sheet of Life360, Inc. as of March 31, 2022 and are also substantially incorporated into the unaudited interim condensed consolidated statement of operations for the three months ended March 31, 2022. Given the acquisition of Tile, Inc. took place at the beginning of the three month period and substantially all of the financial results of Tile, Inc. have been incorporated into the consolidated financial results, the difference between actual financial results and pro forma results is immaterial. As a result, the unaudited pro forma condensed combined interim financial results as of March 31, 2022 and for the three months ended March 31, 2022 have been omitted.

Tel: 408-278-0220 Fax: 415-278-0230 www.bdo.com	300 Park Avenue Suite 900 San Jose, CA 95110

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Life360, Inc.

San Francisco, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Life360, Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2016

San Francisco, California

April 26, 2022

Life360, Inc.

Consolidated Balance Sheets

(Dollars in U.S. $, in thousands, except share and per share data)

	December 31, 2021	December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	$230,990	$56,413
Accounts receivable	11,772	9,042
Costs capitalized to obtain revenue contracts, net	1,319	3,381
Inventory	2,009	—
Prepaid expenses and other current assets	10,590	10,017

Total current assets	256,680	78,853

Restricted cash	355	198
Property and equipment, net	580	801
Costs capitalized to obtain revenue contracts, net of current portion	330	569
Prepaid expenses and other assets, noncurrent	3,691	2,184
Right of use asset	1,627	2,638
Intangible assets, net	7,986	—
Goodwill	31,127	764

Total Assets	$302,376	$86,007

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$3,248	$2,420
Accrued expenses and other liabilities	10,547	5,235
Contingent consideration	9,500	—
Convertible notes, current	4,222	—
Deferred revenue	13,929	11,855

Total current liabilities	41,446	19,510
Convertible notes, noncurrent	8,284	—
Derivative liability, noncurrent	1,396	—
Other noncurrent liabilities	1,205	2,308

Total Liabilities	$52,331	$21,818

Commitments and Contingencies (Note 12)

Stockholders’ Equity
Common Stock, $0.001 par value; 100,000,000 shares authorized as of December 31, 2021 and December 31, 2020; 60,221,799 and 50,035,408 issued and outstanding as at December 31, 2021 and December 31, 2020, respectively	61	50
Additional paid-in capital	416,278	196,852
Notes due from affiliates	(951)	(927)
Accumulated deficit	(165,343)	(131,786)

Total stockholders’ equity	250,045	64,189

Total Liabilities and Stockholders’ Equity	$302,376	$86,007

The accompanying notes are an integral part of these audited consolidated financial statements.

Life360, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(Dollars in U.S. $, in thousands, except share and per share data)

	Year ended December 31,
	2021	2020
Subscription revenue	$86,551	$58,472

Other revenue (including related party revenue of $0 and $195, respectively)	26,092	22,183

Total revenue	112,643	80,655

Cost of subscription revenue	17,807	13,582
Cost of other revenue	4,961	1,813

Total cost of revenue	22,768	15,395

Gross Profit	89,875	65,260

Operating expenses:
Research and development	50,994	39,643
Sales and marketing	47,473	30,190
General and administrative	23,670	12,078

Total operating expenses	122,137	81,911

Loss from operations	(32,262)	(16,651)

Other (Income)/ Expense:
Convertible notes fair value adjustment	511	—
Derivative liability fair value adjustment	733	—
Other (income)/expense, net	178	(317)

Total Other (Income)/ Expense	1,422	(317)

Loss before Benefit from for income taxes	(33,684)	(16,334)
Benefit from income taxes	127	—

Net Loss and Comprehensive Loss	$(33,557)	$(16,334)

Net loss per share attributable to common shareholders, basic and diluted	$(0.65)	$(0.33)

Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted	51,656,195	49,346,050

The accompanying notes are an integral part of these audited consolidated financial statements.

Life360, Inc.

Consolidated Statements of Stockholders’ Equity

(Dollars in U.S. $, in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Notes Due from Affiliates	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2019	48,840,675	$49	$188,300	$(831)	$(115,452)	$72,066

Exercise of stock options	895,430	1	1,612	—	—	1,613
Repurchase of common stock	(4,554)	—	(1)	—	—	(1)
Issuance of common stock for services rendered	1,250	—	—	—	—	—
Vesting of restricted stock units	302,607	—	—	—	—	—
Taxes paid related to net settlement of equity awards	—	—	(1,150)	—	—	(1,150)
Stock-based compensation expense	—	—	8,091	—	—	8,091
Interest accrued relating to notes due from affiliates	—	—	—	(96)	—	(96)
Net loss	—	—	—	—	(16,334)	(16,334)

Balance at December 31, 2020	50,035,408	$50	$196,852	$(927)	$(131,786)	$64,189

Exercise of stock options	1,056,352	$1	$3,542	$—	$—	$3,543
Exercise of warrants	37,410	—	—	—	—	—
Vesting of restricted stock units	547,882	1	(1)	—	—	—
Taxes paid related to net settlement of equity awards	—	—	(4,725)	—	—	(4,725)
Issuance of warrants with convertible note (Note 10)	—	—	844	—	—	844
Beneficial conversion feature associated with convertible note (Note 10)	—	—	603	—	—	603
Issuance of common stock in connection with an acquisition	765,733	1	13,820	—	—	13,821
Issuance of common stock, net of $5,757 of transaction costs	7,779,014	8	193,056	—	—	193,064
Vested option awards assumed in connection with an acquisition	—	—	533	—	—	533
Stock-based compensation expense	—	—	11,754	—	—	11,754
Interest accrued relating to notes due from affiliates	—	—	—	(24)	—	(24)
Net loss	—	—	—	—	(33,557)	(33,557)

Balance at December 31, 2021	60,221,799	$61	$416,278	$(951)	$(165,343)	$250,045

The accompanying notes are an integral part of these audited consolidated financial statements.

Life360, Inc.

Consolidated Statements of Cash Flows

(Dollars in U.S. $, in thousands)

	Year Ended December 31,
	2021	2020
Cash Flows from Operating Activities:
Net loss	$(33,557)	$(16,334)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	876	657
Amortization of costs capitalized to obtain contracts	4,014	7,021
Stock-based compensation expense	11,754	8,091
Compensation expense in connection with revesting notes (Note 8)	184	—
Interest expense related to the amortization of debt discount	213	—
Interest income	(47)	(23)
Convertible notes fair value adjustment	511	—
Derivative liability fair value adjustment	733	—
Loss on revaluation of contingent consideration	3,600	—
Changes in operating assets and liabilities:
Accounts receivable	(2,689)	(1,149)
Prepaid expenses and other current assets	(340)	(4,717)
Inventory	(859)	—
Costs capitalized to obtain contracts, net	(1,713)	(5,240)
Other noncurrent assets	(603)	2,498
Accounts payable	559	1,925
Accrued expenses	4,720	438
Deferred revenue	1,671	770
Noncurrent liabilities	(1,180)	(1,186)

Net cash used in operating activities	(12,153)	(7,250)

Cash Flows from Investing Activities:
Purchases of capital assets	(81)	(653)
Cash paid for acquisition, net of cash acquired	(2,983)	—
Cash advance on convertible note receivable in connection with an acquisition	(4,000)	—

Net cash used in investing activities	(7,064)	(653)

Cash Flows from Financing Activities:
Proceeds from the exercise of options and grant of stock awards, net of repurchase	3,543	1,594
Taxes paid related to net settlement of equity awards	(4,725)	(1,149)
Proceeds from borrowings	—	3,115
Payments on borrowings	(41)	(3,115)
Issuance of common stock, net of $5,757 of transaction costs	193,064	—
Cash received in connection with issuance of convertible notes	2,110	—

Net cash provided by financing activities	193,951	445

Net Increase/(Decrease) in Cash, Cash Equivalents, and Restricted Cash	174,734	(7,458)
Cash, Cash Equivalents and Restricted Cash at the Beginning of the Period	56,611	64,069

Cash, Cash Equivalents, and Restricted Cash at the End of the Period	$231,345	$56,611

Supplemental disclosure:
Cash paid during the period for interest	$(24)	$—
Cash paid during the period for taxes	(33)	—
Non-cash investing and financing activities:
Fair value of stock issued in connection with an acquisition	13,821	—
Fair value of convertible debt issued in connection with an acquisition	11,597	—
Fair value of contingent consideration issued in connection with an acquisition	5,900	—
Fair value of vested options assumed in connection with an acquisition	533	—
Forgiveness of convertible note receivable in connection an acquisition	4,023	—
Relative fair value of warrants issued with convertible debt	844	—
Beneficial conversion feature related to convertible debt	603	—
Fair value of bifurcated derivative related to convertible debt	663	—

Total non-cash investing and financing activities:	37,984	—

The accompanying notes are an integral part of these audited consolidated financial statements.

Life360, Inc.

Consolidated Statements of Cash Flows (Continued)

(Dollars in U.S. $, in thousands)

The following table provides a table of cash, cash equivalents, and restricted cash reported within the balance sheets totaling the same such amounts shown above:

	December 31,	December 31,
	2021	2020
Cash and cash equivalents	$230,990	$56,413
Restricted cash	355	198

Total cash, cash equivalents, and restricted cash	$231,345	$56,611

The accompanying notes are an integral part of these audited consolidated financial statements.

Life360, Inc.

Notes to Consolidated Financial Statements

1.	Nature of Business

Life360, Inc. (the “Company”) is a platform for today’s busy families, bringing them closer together by helping them better know, communicate with, and protect the people they care about most. The Company was incorporated in the State of Delaware in April 2007. The Company’s core offering, the Life360 mobile application, is now a market leading mobile application for families, with features that range from communications to driving safety and location sharing. The Company operates under a “freemium” model where its core offering is available to users at no charge, with three membership subscription options that are available but not required. The Company also generates revenue through data monetization arrangements with certain third parties (“Data Revenue Customers”) through data acquisition and license agreements and anonymized insights into the data collected from the Company’s user base in partnership with third parties. On September 1, 2021, the Company acquired all the ownership interests of Jio, Inc (“Jiobit”). Jiobit is a provider of wearable location devices for young children, pets, and seniors.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States, or (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements and accompanying notes are presented in US dollars, unless otherwise stated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Significant estimates made by management include, but are not limited to, the determination of revenue recognition, accounts receivable allowance, average useful customer life, stock-based compensation, legal contingencies, assessment of possible impairment of long-lived assets and goodwill, valuation of contingent consideration, convertible notes and embedded derivatives, useful lives of long lived assets and income taxes including valuation allowances on deferred tax assets. The Company bases its estimates and judgments on historical experience and on various assumptions that it believes are reasonable under the circumstances. Actual results could differ significantly from those estimates.

Recently adopted accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for the Company beginning January 1, 2024, and interim periods therein. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The Company elected to early adopt ASU 2021-08 on September 1, 2021, and the Company has accounted the acquired deferred revenue based on historical carrying value rather than fair value on the consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), as part of its initiative to reduce complexity in accounting standards. ASU 2019-12 removes the

Life360, Inc.

Notes to Consolidated Financial Statements

following exceptions: exception to the incremental approach for intraperiod tax allocation; exception to accounting for basis differences when there are ownership changes in foreign investments; and exception to interim period tax accounting for year-to-date losses that exceed anticipated losses. ASU 2019-12 also improves financial reporting for franchise taxes that are partially based on income; transactions with a government that result in a step up in the tax basis of goodwill; separate financial statements of legal entities that are not subject to tax; and enacted changes in tax laws in interim periods. ASU 2019-12 is effective for public business entities in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, the standard is effective in fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. On January 1, 2021, Life360 adopted ASU 2019-12 and the standard did not have a material impact on its consolidated financial statements and related disclosures.

Accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the existing incurred loss impairment model for financial assets held at amortized cost. The new model uses a forward-looking expected loss method to calculate credit loss estimates. These changes will result in earlier recognition of credit losses. This guidance is effective for the Company on January 1, 2023 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures and does not expect a material impact.

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from U.S. GAAP the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share, which will result in increased dilutive securities as the assumption of cash settlement of the notes will not be available for the purpose of calculating earnings per share. The provisions of ASU 2020-06 are effective for reporting periods beginning after December 15, 2023, with early adoption permitted for reporting periods beginning after December 15, 2020, and can be adopted on either a fully retrospective or modified retrospective basis. The Company is currently evaluating the timing, method of adoption, and overall impact of this standard on its consolidated financial statements.

Revenue Recognition

The Company recognizes revenue upon transfer of control of promised goods or services to customers at transaction price, an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. Transaction price is calculated as selling price net of variable consideration which may include estimates for future returns and sales incentives related to current period revenue. The Company determines revenue recognition through the following steps: (i) identify the contract(s) with a customer; (ii) identify the

Life360, Inc.

Notes to Consolidated Financial Statements

performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Contracts with Multiple Performance Obligations

Some of the Company’s contracts with customers contain multiple performance obligations, primarily hardware and subscription services for the Jio tracker. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price (“SSP”) basis with the amounts allocated to ongoing services deferred and recognized over a period of time. The Company determines SSP based on observable, if available, prices for those related services when sold separately. When such observable prices are not available, the Company determines SSP based on overarching pricing objectives and strategies, taking into consideration market conditions and other factors, including customer size, volume purchased, market and industry conditions, product-specific factors and historical sales of the deliverables.

Cost of Revenue

Cost of revenue includes all direct costs to deliver the Company’s product including third-party hosting fees related to the Company’s cloud services, product costs associated with Jiobit location sharing devices and accessories, salaries, benefits, share-based compensation, IT and allocated overhead. The Company recognizes these expenses as they are incurred.

Costs Capitalized to Obtain Contracts

Costs capitalized to obtain contracts comprise of revenue-share payments to the Company’s Channel Partners in connection with annual subscription sales of the Company’s mobile application on each respective mobile application store platform. Costs that are incremental and directly related to new customer sales contracts in which revenue is deferred are accrued and capitalized upon execution of a non-cancelable customer contract, and subsequently expensed over the average life of the customer relationship, which is currently estimated to be two years. The Company has elected the practical expedient under ASC 340-4 to expense incremental costs of obtaining a contract if the amortization periods is one year or less.

Allowance for Doubtful Accounts

The Company makes judgments as to its ability to collect outstanding accounts receivable and provide allowances for accounts receivable when and if collection becomes doubtful. To date, the Company has not recorded any significant credit losses on customer accounts and it had no allowance for doubtful accounts as of December 31, 2021 and 2020.

Inventory

Inventory is comprised of raw materials and finished goods such as Jiobit location sharing devices and accessories. Inventory is stated using actual costing on a first-in, first-out basis. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions. The Company’s inventory is held at third party warehouses and contract manufacturer premises.

Life360, Inc.

Notes to Consolidated Financial Statements

Significant Risks and Uncertainties

The Company is subject to certain risks and uncertainties that could have a material and adverse effect on its future financial position or results of operations. The Company’s customers are primarily individuals with smart phones, who subscribe to the Company’s product offerings through market exchanges operated by channel partners and Data Revenue Customers. Any changes in customer preferences and trends or changes in terms of use of channel partners’ platforms could have an adverse impact on its results of operations and financial condition.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing cash and cash equivalents with a financial institution of high credit standing. Deposits of cash and cash equivalents may exceed the amount of insurance provided by the Federal Deposit Insurance Corporation (“FDIC”) on these deposits.

The Company depends on the constant real-time performance, reliability and availability of our technology system and access to our partner’s networks. The Company relies on a single technology partner for its cloud platform and a single contract manufacturer to assemble components of the Jiobit hardware device. Any adverse impacts to the platform and the contract manufacturer could negatively impact our relationships with our partners or Users and may adversely impact our business, financial performance and reputation.

The Company derives its accounts receivable from revenue earned from customers located in the United States and internationally. The Company does not perform ongoing credit evaluations of its customers’ financial condition and does not require collateral from its customers. Historically, credit losses have been insignificant. Channel partners account for the majority of the Company’s revenue and accounts receivable for all periods presented. Accounts receivable contains $1.9 million and $1.4 million of unbilled receivables as at December 31, 2021 and 2020, respectively.

The following table sets forth the information about our channel partners and customers who represented greater than 10% of our revenue or accounts receivable, respectively:

	Percentage of Revenue		Percentage of Gross Accounts Receivable
	Year Ended December 31,		As of December 31,
	2021	2020	2021	2020
Channel Partner A	57%	54%	48%	37%
Channel Partner B	18%	18%	14%	11%
Data Revenue Customer B	*	*	*	17%

*	Represents less than 10%

Research and Development Costs

The Company charges costs related to research, design and development of products to research and development expense as incurred. These costs consist of payroll related expenses, contractor fees, outside third party vendors, and allocated facilities costs.

Life360, Inc.

Notes to Consolidated Financial Statements

Advertising Expense

Advertising expense was $7.1 million and $6.7 million for the years ended December 31, 2021 and 2020, respectively. Advertising expenses are recorded in the period in which cost is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include deposit and money market funds.

Restricted Cash

Deposits of $0.4 million and $0.2 million, were restricted from withdrawal as of December 31, 2021 and 2020, respectively. The restriction is related to securing the Company’s facility leases which expire in 2022 and 2024 in accordance with the operating lease agreements, as amended. The restrictions on these balances will be released in accordance with the operating lease agreements, as amended. These balances are included in Restricted Cash on the accompanying consolidated Balance Sheets.

Fair Value of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain financial and non-financial assets and liabilities to determine fair value disclosures. The accounting standards define fair value, establish a framework for measuring fair value, and require disclosures about fair value measurements. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the principal or most advantageous market in which the Company would transact are considered along with assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The accounting standard for fair value establishes a fair value hierarchy based on three levels of inputs, the first two of which are considered observable and the last unobservable, that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of Inputs that may be used to measure fair value are as follows:

Level 1 – Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on unobservable inputs to the valuation methodology and including data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances.

For the years ended December 31, 2021 and 2020, the recorded carrying amounts of cash and cash equivalents, prepaid expenses, accounts payable, and accounts receivable approximates fair value due to their short-term nature. Refer to Note 7 “Fair Value Measurements” for further details.

Life360, Inc.

Notes to Consolidated Financial Statements

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Equipment, computer software, furniture, and product manufacturing equipment have estimated useful lives ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life or the term of the lease with expected renewals.

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reported in cost and expenses, net in the period realized.

Software Development Costs

For development costs related to internal use software projects, the Company capitalizes costs incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life. The Company did not capitalize internal use software costs during the years ended December 31, 2021 and 2020 as the capitalizable costs were not material.

Lease Obligations

Operating lease right-of-use assets and lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in the Company’s operating leases is not readily determinable, and therefore an incremental borrowing rate is estimated to determine the present value of future payments. The estimated incremental borrowing rate factors in a hypothetical interest rate on a collateralized basis with similar terms, payments, and economic environments. Operating lease right-of-use assets also include any prepaid lease payments and lease incentives.

Certain of the operating lease agreements contain rent concession, rent escalation, and option to renew provisions. Rent concession and rent escalation provisions are considered in determining the straight-line single lease cost to be recorded over the lease term. Single lease cost is recognized on a straight-line basis over the lease term commencing on the date the Company has the right to use the leased property. The lease terms may include options to extend or terminate the lease. The Company generally uses the base, non-cancellable, lease term when recognizing the lease assets and liabilities, unless it is reasonably certain that the renewal option will be exercised.

In addition, certain of the Company’s operating lease agreements contain tenant improvement allowances from its landlords. These allowances are accounted for as lease incentives and decrease the Company’s right-of-use asset and reduce single lease cost over the lease term. Refer to Note 9 for Leases disclosure.

Business Combinations

The Company uses best estimates and assumptions to assign a fair value to the tangible and intangible assets acquired and liabilities assumed in business combinations as of the acquisition date. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the

Life360, Inc.

Notes to Consolidated Financial Statements

measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations and comprehensive loss.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized but tested for impairment on an annual basis. There was no impairment of goodwill as of December 31, 2021.

Intangible Assets, net

Intangible assets, including acquired patents, trademarks, customer relationships, and acquired developed technology, are carried at cost and amortized on a straight-line basis over their estimated useful lives, with the exception of customer relationships which is amortized on an accelerated basis. The Company determines the appropriate useful life of the Company’s intangible assets by measuring the expected cash flows of acquired assets.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets, such as property and equipment subject to depreciation and acquired intangibles subject to amortization, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company reviews goodwill for impairment at least annually, or more frequently if events or changes in circumstances would more likely than not reduce the fair value of its single reporting unit below its carrying value.

Deferred Revenue

Deferred revenue consists primarily of payments received and accounts receivable recorded in advance of revenue recognition under the Company’s subscription arrangements. The Company primarily invoices its customers for its subscription services arrangements in advance. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as deferred revenue, noncurrent in the consolidated balance sheets.

Common Stock Warrants

The Company has issued freestanding warrants to purchase shares of common stock in connection with certain debt financing transactions. The warrants are recorded as equity instruments at the grant date fair value using the Black-Scholes option pricing model and are not subject to revaluation at each balance sheet date.

In addition, the Company has issued warrants in connection with the convertible note agreements. The warrants are recorded as equity instruments at the grant date fair value using the Black-Scholes option pricing model. The fair value has been recorded as a debt discount that is being amortized to interest expense under the straight-line method over the term of respective convertible notes.

Life360, Inc.

Notes to Consolidated Financial Statements

Stock-Based Compensation

The Company has an equity incentive plan under which various types of equity-based awards including, but not limited to, incentive stock options, non-qualified stock options, restricted stock units, and restricted stock awards, may be granted to employees, nonemployee directors, and nonemployee consultants.

For all equity awards granted to employees, nonemployees and directors, the Company recognizes compensation expense based on the grant-date estimated fair values. The fair value of stock options is determined using the Black-Scholes option pricing model. For restricted stock units and restricted stock awards, the fair value is based on the grant date fair value of the award. The Company recognizes compensation expense for stock option awards, restricted stock units, and restricted stock awards on a straight-line basis over the requisite service period of the award, generally three to four years. Forfeitures are recorded as they occur.

In 2020, the Company granted a market performance award to an executive that is subject to time-based vesting requirements in which vesting is contingent upon the Company’s achievement of certain market performance goals. The fair value of such performance awards was determined using a Monte Carlo simulation and is recognized under the accelerated attribution method over a four year period.

In 2021, the Company issued stock options and restricted stock that have performance-based vesting conditions. For awards that include a performance condition, if the performance condition is determined to be probable of being satisfied, the Company recognizes compensation expense related to such awards using the accelerated attribution method over the required performance period. If a performance condition is not probable of being met, no compensation cost is recognized. Refer to Note 15, “Equity Incentive Plan” for further details.

Income Taxes

The Company accounts for income taxes under the asset and liability method. The Company estimates actual current tax exposure together with assessing temporary differences resulting from differences in accounting for reporting purposes and tax purposes for certain items, such as accruals and allowances not currently deductible for tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in the Company’s balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s statements of operations and comprehensive loss become deductible expenses under applicable income tax laws or when net operating loss or credit carryforwards are utilized. Accordingly, realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

The Company must assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, the Company establishes a valuation allowance. The assessment of whether or not a valuation allowance is required often requires significant judgment including current and historical operating results, the forecast of future taxable income and on-going prudent and feasible tax planning initiatives.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. During the years ended December 31, 2021 and 2020, the Company did not accrue any interest or penalties related to income tax positions.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business. The Company evaluates the likelihood of an unfavorable outcome in legal or regulatory proceedings to

Life360, Inc.

Notes to Consolidated Financial Statements

which it is a party and records a loss contingency on an undiscounted basis when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These judgments are subjective and based on the status of such legal proceedings, the merits of the Company’s defenses, and consultation with legal counsel. Actual outcomes of these legal proceedings may differ materially from the Company’s estimates. The Company estimates accruals for legal expenses when incurred as of each balance sheet date based on the facts and circumstances known to the Company at that time.

Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker (“CODM”), or decision-making Company, in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is the CODM. The Company has concluded that it has two operating segments and one reportable segment. The Company’s long-lived assets are all based in the United States.

Net Loss per Share

The Company computes basic and diluted net loss per share attributable to common stockholders in conformity with ASC 260, “Earnings per Share.” Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period without consideration for potentially dilutive securities as they do not share in losses. The diluted net loss per share attributable to common stockholders is computed giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock, common stock warrants, common stock convertible notes, and unvested restricted stock units are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as the effect is antidilutive.

3.	Impact of the COVID-19 Pandemic

On January 30, 2020, the World Health Organization (WHO) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the COVID-19 outbreak) and the risks to the international community as the virus spread globally beyond its point of origin. In 2021, as the administration of the vaccine program increased and cases declined, the Company continued to evaluate and refine our strategy to respond to the pandemic. Despite the uncertainty of the impact of the COVID-19 pandemic on our operational and financial performance, the Company has experienced positive performance as conditions improved.

The Company resumed paid user acquisition spend which was deliberately scaled back in response to COVID-19 in prior period and has expanded into new channels such as streaming TV. The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse impacts on the consolidated financial statements for the year ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s assumptions and estimates may change materially in future periods.

Paycheck Protection Program

The Company determined that the original eligibility requirements per the guidelines established by the U.S. federal government as part of the CARES Act for the Paycheck Protection Program (the “PPP”) were met. As such, in April 2020, the Company received $3.1 million in loans from the PPP. Because the U.S. government subsequently changed its position and guidelines related to the PPP and publicly traded companies, the Company repaid the loans in May 2020.

Life360, Inc.

Notes to Consolidated Financial Statements

4.	Revenue

Revenue by geography is generally based on the address of the customer as defined in the Company’s agreement. The following table sets forth revenue by geographic area (in thousands):

	Year Ended December 31,
	2021	2020
United States	$100,857	$69,776
International*	11,786	10,879

Total Revenue	$112,643	$80,655

*	Represents less than 10%

Subscription Revenue

The Company’s subscription revenue includes related support and is comprised of Life360 mobile application subscription as well as subscription service plans for the Jiobit hardware tracking device. The Company’s subscription contracts with customers are established at the point of mobile application download and purchase as indicated through acceptance of the Company’s Standard Service Terms.

The cloud-based subscriptions are considered single combined performance obligations, consisting of multiple features that can be purchased separately, but which are bundled together and delivered to the customer as a combined output. The Company provides its customers with technical support along with unspecified updates and upgrades to the platform on an if and when available basis.

The subscription service plan for the Jiobit hardware tracking device is a distinct and separate performance obligation from the hardware. Subscription fees are fixed and recognized on a straight-line basis over the non-cancellable contractual term of the agreement, generally beginning on the date that the Company’s service is made available to the customer.

Subscription revenue for the years ended December 31, 2021 and 2020 was $86.6 million and $58.5 million, respectively.

Other Revenue

Data Revenue

The Company’s data revenue consists primarily of data revenue and partnership revenue. The Company’s data revenue is comprised of Life360 data monetization arrangements with certain third parties established through Data Master Service Agreements (collectively, “Data MSAs”), which outline specific terms governing the access and use of data and related fees. The Company determines a contract to exist upon the mutual execution of a Data MSA. Customers have the ability to access the Company’s data over the contract term, in which customers pay a fee based on average active monthly users.

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring data to the customer. The Company estimates and includes variable consideration in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating variable consideration in data arrangements, the Company considers

Life360, Inc.

Notes to Consolidated Financial Statements

historical experience and other external factors that may impact the expectation of future data usage. At each reporting period, the Company assesses actual and expected data usage that will be earned for the duration of the contract term.

Access to the Company’s data represents a series of distinct services as the Company continually provides access to the data, fulfills its obligation to the customer over the non-cancelable contractual term, and the customer receives and consumes the benefit of the data throughout the contract period. The series of distinct services represents a single performance obligation that is satisfied over time. The Company recognizes fees for data arrangements over the term of the agreement as the data is provided to the customer. Data revenue for the years ended December 31, 2021 and 2020 was $18.7 million and $16.0 million, respectively.

Partnership Revenue

Partnership revenue includes agreements with third parties to provide access to advertising on the Company’s mobile platform. The Company receives a percentage of the advertising spend as a fee, which is recognized as revenue on a net basis. The variable amounts earned under partnership revenue arrangements are allocable to the month in which the advertising is placed, which is reset on a monthly basis. As such, the Company will recognize revenue monthly based on the advertising placed. Partnership revenue for the years ended December 31, 2021 and 2020 was $6.4 million and $6.0 million, respectively.

Hardware Revenue

The Company derives hardware revenue from sale of the Jiobit hardware location sharing devices and related accessories. For hardware and accessories, revenue is recognized at the time products are delivered. The Company offers limited rights of return and estimates reserves based on historical experience and records the reserves as a reduction of revenue and an accrued liability. Amounts billed to customers for shipping and handling are classified as revenue, and the Company’s related shipping and handling costs incurred are classified as cost of revenue. Sales taxes collected from customers and remitted to respective governmental authorities are recorded as liabilities and are not included in revenue.

The Company’s hardware and the embedded operating system / platform are one distinct performance obligation and separate from the subscription service plans for the Jiobit hardware tracking device. The Company’s embedded operating system / platform is a component of the hardware that is integral to the functionality of the hardware and only together produce the essential functionality of the hardware.

The Company offers extended warranties and hardware protection plans that are recognized over the contractual service period (typically 1 to 2 years).

Hardware revenue for the years ended December 31, 2021 and 2020 was $1.0 million and $0 million, respectively.

5.	Deferred Revenue

Deferred revenue, which is a contract liability, consists primarily of payments received and accounts receivable recorded in advance of revenue recognition under the Company’s contracts with customers and is recognized as the revenue recognition criteria are met.

Life360, Inc.

Notes to Consolidated Financial Statements

Deferred revenue consists of the following (in thousands):

As of December 31, 2021	Subscription revenue	Other revenue	Total
Beginning Balance	$11,686	$169	$11,855
Additions to deferred revenue	88,729	2,815	91,544
Recognized revenue in the period	(86,551)	(2,919)	(89,470)

Ending Balance	$13,864	$65	$13,929

As of December 31, 2020
Beginning Balance	$11,043	$42	$11,085
Additions to deferred revenue	59,115	420	59,535
Recognized revenue in the period	(58,472)	(293)	(58,765)

Ending Balance	$11,686	$169	$11,855

6.	Costs Capitalized to Obtain Contracts

The Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. The Company determined that its costs to obtain contracts were both direct and incremental. These costs are attributable to the Company’s largest channel partners.

Renewal contracts are considered non-commensurate with new contracts as the Company pays a different commission rate for renewals. Accordingly, the guidance requires that specifically anticipated renewal periods should be taken into consideration in determining the required amortization period. Specifically, under the guidance of ASC 340-40, the Company is required to estimate the specifically anticipated renewals after the initial contract to which the initial commission asset relates. The total amortization period is then equal to the initial contractual term plus all specifically anticipated renewals that relate to the initial commission asset. Based upon its assessment of historical data and other factors, the Company concluded that its average customer life was approximately two years, which is used as the amortization period for all capitalized contract acquisition costs.

The following table represents a rollforward of the Company’s Costs Capitalized to Obtain Contracts, net (in thousands)

	December 31, 2021	December 31, 2020
Beginning Balance	$3,950	$5,731
Additions to deferred commissions	1,713	3,210
Amortization of deferred commissions	(4,014)	(4,991)

Ending Balance	$1,649	$3,950

Costs Capitalized to Obtain Contracts, current	1,319	3,381
Costs Capitalized to Obtain Contracts, noncurrent	330	569

Total Costs Capitalized to Obtain Contracts	$1,649	$3,950

Life360, Inc.

Notes to Consolidated Financial Statements

7.	Fair Value Measurements

The Company measures and reports certain financial instruments as assets and liabilities at fair value on a recurring basis. These liabilities, consisting of convertible notes to purchase shares of the Company’s common stock and contingent consideration, are considered Level 3 instruments.

The fair value of these instruments as of December 31, 2021 is classified as follows (in thousands):

	As of December 31, 2021
	Level 1	Level 2	Level 3
Liabilities:
Derivative liability (Note 11)	$—	$—	$1,396
Convertible notes (Note 8 and Note 10)	—	—	12,293
Contingent consideration (Note 8)	—	—	9,500

Total	$—	$—	$23,189

The Company had no instruments classified at fair value as of December 31, 2020.

The change in fair value of the convertible notes and contingent liability were as follows (in thousands):

	As of December 31, 2021
	Derivative liability	Convertible notes (Note 8)	Contingent consideration
Fair value, beginning of the year	$—	$—	$—
Issuance of derivative liability	663	—	—
Issuance of convertible notes	—	11,597	—
Issuance of revesting notes	—	186	—
Issuance of contingent consideration	—	—	5,900
Changes in fair value	733	510	3,600

Fair value, end of year	$1,396	$12,293	$9,500

The Company has recorded a loss associated with the change in fair value of the derivative liability and convertible notes of $0.7 million and $0.5 million, respectively which has been recorded in other (income)/expense in the consolidated statement of operations and comprehensive loss.

The Company has recorded a loss associated with the change in fair value of the contingent consideration of $3.6 million in general and administrative expense in the consolidated statement of operations and comprehensive loss.

8.	Business Combination

On September 1, 2021, the Company completed the acquisition of Jiobit, a privately held consumer electronics company that specializes in the production of low powered sensors and wearables. The company is based in Chicago, Illinois with an additional development center in Silicon Valley, California and was founded in 2015. Jiobit has developed a small and long-lasting tracking solution. The mobile app, which is run through a wireless subscription service, offers a comprehensive set of monitoring and notification features. The addition of Jiobit is expected to strengthen and extend the Company’s market leadership position by leveraging Jiobit’s developed

Life360, Inc.

Notes to Consolidated Financial Statements

technology and customer relationships to accelerate the Company’s own product development and augment the Company with a critical mass of talent with strong tracking/wearables experience. The aggregate purchase consideration was $43.2 million, of which $7.3 million was paid in cash, $5.9 million of contingent consideration was payable upon reaching certain operational goals for 2021 and 2022, $11.6 million representing the fair value of convertible notes (the “September 2021 Convertible Notes”), $4.0 million representing forgiveness of Jiobit’s convertible debt held by the Company, $0.6 million comprised of 25,245 vested common stock options issued to Jiobit employees (“replacement awards”), and $13.8 million comprised of 674,516 shares of the Company’s common stock. Of the consideration transferred, $0.2 million in cash was placed in an indemnity escrow fund to be held for 18 months after the acquisition date for general representations and warranties.

The September 2021 Convertible Notes issued as part of the purchase consideration can be converted to common stock at any time subsequent to the acquisition at a fixed conversion price of $22.50 per share. On each of the first three annual anniversaries of the issuance date of the September 2021 Convertible Notes, the Company will repay 1/3rd of the unconverted principal plus accrued interest to the holders of such notes. Upon a change of control, the holder may elect to either convert at the fixed conversion price of $22.50 per share or be repaid in full. The Company has elected the fair value option and will remeasure the September 2021 Convertible Notes at their fair value on each reporting date and reflect the changes in fair value in earnings. The estimated fair value of the September 2021 Convertible Notes is determined using a combination of the present value of the cash flows and the Black-Scholes option pricing model using assumptions as follows:

	September 1, 2021	December 31, 2021
Principal	$11,206	$11,206
Interest rate	4.5%	4.5%
Common stock fair value per share	20.49	21.16
Conversion price per share	22.50	22.50
Risk-free interest rate	0.45%	0.88%
Time to exercise (in years)	3	2.7
Volatility	37%	43%
Annual dividend yield	0%	0%

The estimated fair value of the September 2021 Convertible Notes upon issuance was $11.6 million. The Company recorded $1,876 as general and administrative expense related to the change in the fair value of September 2021 Convertible Notes during the year ended December 31, 2021.

A total of $6.2 million was excluded from purchase consideration which consists of $1.9 million comprised of 91,217 shares of the Company’s common stock (“Revesting Stock” – Note 15) and $1.6 million comprised of convertible notes (“Revesting Notes”) issued to key employees, retention bonuses of $1.0 million, and $0.5 million comprised of 43,083 unvested common stock options issued to Jiobit employees (“Unvested Replacement Awards – Note 15). The Company incurred transaction related expenses of $1.0 million, which were expensed as incurred and recorded under general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The Revesting Stock and Revesting Notes are restricted and vest with continuous employment of certain key employees over a 3-year period subsequent to the acquisition. The Revesting Stock is recognized in general and administrative as the Revesting Stock vests. The Company recorded $0.2 million as stock-based compensation included in general and administrative expense related to the vesting of the Revesting Stock for the year ended December 31, 2021.

Life360, Inc.

Notes to Consolidated Financial Statements

The Company records the Revesting Notes at fair value and will remeasure the Revesting Notes at fair value on each reporting date. The Revesting Notes are recognized in general and administrative expense. As the Revesting Notes vest, the changes in fair value are recorded as general and administrative expense with a corresponding entry to convertibles notes. The estimated fair value of the Revesting Notes is determined using a combination of the present value of the Revesting Notes cash flows and the Black-Scholes option pricing model. The terms of the Revesting Notes are consistent with the terms of the September 2021 Convertible Notes. The Company recorded $0.2 million as general and administrative and a corresponding entry to convertible notes as a result of Revesting Notes vesting and $1,876 as general and administrative expense related to the changes in fair value of Revesting Notes during the year ended December 31, 2021.

The retention bonuses are recognized in the consolidated balance sheet and vest monthly over a period of 24 months and require continuous employment. The expense associated with the Unvested Replacement Awards is recognized as stock-based compensation ratably over the remaining service period.

The 2021 and 2022 contingent consideration is based on the achievement of a Qualifying Units Sold Target for the period January 1, 2021 through December 31, 2021 (“2021 Contingent Consideration”) and for the period January 1, 2022 through December 31, 2022 (“2022 Contingent Consideration”, collectively, “Contingent Consideration”). The Contingent Consideration consists of 301,261 and 451,891 shares for 2021 and 2022, respectively, with the amount paid equal to the attainment relative to target in each year and settled in shares of the Company’s common stock. The Contingent Consideration shares payable is determined based on the percentage achievement relative to the target in each period, respectively, with greater than 100% attainment resulting in 100% payment, 90% to 100% attainment resulting in the number of shares equal to the percentage attainment, and less than 90% attainment equal to no consideration. The Contingent Consideration is held at fair value with changes in fair value recognized in general and administrative expense. The estimated fair value of the Contingent Consideration is determined by using a Monte Carlo Simulation scenario-based analysis that estimates the fair value of the Contingent Consideration based on the probability-weighted present value of the expected future cash flows, considering possible outcomes based on actual and forecasted results. The estimated fair value of the 2021 and 2022 Contingent Consideration upon issuance was $0.1 million and $5.8 million, respectively. The Company recorded $3.6 million as general and administrative expense related to the change in the fair value of the Contingent Consideration during the year ended December 31, 2021.

The acquisition was accounted for as a business combination and the total purchase consideration was allocated to the net tangible and intangible assets and liabilities based on their fair values on the acquisition date and the excess was recorded to goodwill. The values assigned to the assets acquired and liabilities assumed are based on preliminary estimates of fair value available as of the date of these financial statements and may be adjusted during the measurement period of up to 12 months from the date of acquisition as further information becomes available. Any changes in the fair values of the assets acquired and liabilities assumed during the measurement period may result in adjustments to goodwill.

Life360, Inc.

Notes to Consolidated Financial Statements

The assets acquired and liabilities assumed in connection with the acquisition were recorded at their fair value on the date of acquisition as follows (in thousands):

September 1, 2021
Net tangible assets	$5,986
Intangible assets	8,400
Goodwill	30,363
Liabilities assumed	(1,551)

Total acquisition consideration	$43,198

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	September 1, 2021
	Total	Useful life (in years)
Developed technology	$4,030	5
Trade name	3,380	10
Customer relationship	990	10

Intangible assets	$8,400

Goodwill represents the future economic benefits arising from other assets that could not be individually identified and separately recognized, such as the acquired assembled workforce of Jiobit. In addition, goodwill represents the future benefits as a result of the acquisition that will enhance the Company’s product available to both new and existing customers and increase the Company’s competitive position. The goodwill is not deductible for tax purposes.

The Company estimated and recorded a net deferred tax liability of $0.1 million after offsetting the acquired available tax attributes with the intangible assets shown in the table above. Refer to Note 16 “Income Taxes” for discussion of the partial release of the Company’s valuation allowance relating to the deferred tax liability.

The results of operations of Jiobit are included in the accompanying consolidated statements of operations and comprehensive loss from the date of acquisition.

9.	Balance Sheet Components

Inventory

Inventory consists of the following (in thousands):

	December 31, 2021	December 31, 2020
Raw materials	$1,298	$—
Finished goods	711	—

Total	$2,009	$—

Life360, Inc.

Notes to Consolidated Financial Statements

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31, 2021	December 31, 2020
Prepaid expenses	$9,798	$9,997
Other receivables	792	20

Total	$10,590	$10,017

Prepaid expenses primarily consist of certain cloud platform and customer service program costs.

Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31, 2021	December 31, 2020
Computer equipment	$479	$461
Leasehold improvements	923	921
Production manufacturing equipment	378	—
Furniture and fixtures	422	423

Total Property and equipment	2,202	1,805
Less accumulated depreciation	(1,622)	(1,004)

Property and equipment, net	$580	$801

Depreciation expense was $0.5 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively.

Prepaid Expenses and Other Assets, noncurrent

Prepaid expenses and other assets, noncurrent consist of the following (in thousands):

	December 31, 2021	December 31, 2020
Prepaid expenses	$3,324	$2,154
Other assets	367	30

Total	$3,691	$2,184

Prepaid expenses primarily consist of cloud platform costs.

Leases

The Company currently leases real estate space under non-cancelable operating lease agreements for its corporate headquarters in San Francisco and San Diego, California and Chicago, Illinois. The operating leases have remaining lease terms ranging from 1 to 4 years, some of which include the option to extend the lease.

Life360, Inc.

Notes to Consolidated Financial Statements

The Company has recognized operating ROU assets, short term and long term lease liabilities of $1.6 million, $1.6 million and $0.3 million in “Prepaid expenses and other assets, noncurrent”, “Accrued expenses and other liabilities” and “other noncurrent liabilities”, respectively, on the Company’s consolidated balance sheet as of December 31, 2021. As of December 31, 2021, the Company did not have any finance leases.

Operating lease costs were as follows (in thousands):

	Year Ended December 31,
	2021	2020
Operating lease cost (1)	$1,470	$1,422

(1)	Amounts include short-term leases, which are immaterial.

As of December 31, 2021, the weighted-average remaining term of the Company’s operating leases was 1.3 years and the weighted-average discount rate used to measure the present value of the operating lease liabilities was 4.75% as of adoption date of January 1, 2020.

Maturities of the Company’s operating lease liabilities, which do not include short-term leases, as of December 31, 2021 were as follows (in thousands):

Operating leases
2022	$1,628
2023	237
2024	61

Total future minimum lease payments	1,926
Less imputed interest	(63)

Total liability	$1,863

Payments for operating leases included in cash from operating activities was $1.6 million for the year ended December 31, 2021.

Intangible Assets, net

Intangibles, net consists of the following (in thousands):

	December 31, 2021	December 31, 2020
Intellectual property	$225	$225
Licenses	237	237
Developed technologies	255	255
Trade name	3,380	—
Technology	4,030	—
Customer relationships	990	—

Total Intangible assets	9,117	717
Less accumulated amortization	(1,131)	(717)

Intangible assets, net	$7,986	$—

Life360, Inc.

Notes to Consolidated Financial Statements

Amortization expense was $0.4 million and $0.2 million for the years ended December 31, 2021 and 2020, respectively.

As of December 31, 2021, estimated remaining amortization expense for intangible assets by fiscal year is as follows (in thousands):

Amount
2022	$1,243
2023	1,243
2024	1,243
2025 and beyond	4,257

Total	$7,986

The detail of intangible assets, net is as follows (in thousands):

As of December 31, 2021	Intellectual property	Licenses	Developed technologies	Trade name	Technology	Customer relationships
Total intangible assets	$225	$237	$255	$3,380	$4,030	$990
Less accumulated amortization	(225)	(237)	(255)	(113)	(268)	(33)

Intangible assets, net	$—	$—	$—	$3,267	$3,762	$957

As of December 31, 2020	Intellectual property	Licenses	Developed technologies
Total intangible assets	$225	$237	$255
Less accumulated amortization	(225)	(237)	(255)

Intangible assets, net	$—	$—	$—

Goodwill

Goodwill consists of the following (in thousands):

	December 31, 2021	December 31, 2020
Beginning balance	$764	$764
Acquisitions	30,363	—

Ending balance	$31,127	$764

Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following (in thousands):

	December 31, 2021	December 31, 2020
Accrued vendor expenses	$7,478	$1,950
Accrued compensation	1,324	1,825
Other current liabilities	171	—
Lease liability	1,574	1,460

Total	$10,547	$5,235

Life360, Inc.

Notes to Consolidated Financial Statements

Other Non-Current Liabilities

Other non-current liabilities consist of the following (in thousands):

	December 31, 2021	December 31, 2020
Other deposit liabilities	$916	$701
Lease liability	289	1,607

Total	$1,205	$2,308

10.	Convertible Notes

In July 2021, the Company issued convertible notes (“July 2021 Convertible Notes”) to investors with an underlying principal amount of $2.1 million. The July 2021 Convertible Notes accrue simple interest at an annual rate of 4%, and mature on July 1, 2026. The July 2021 Convertible Notes may be settled under the following scenarios at the option of the holder: (i) at any time into common shares equal to the conversion amount of outstanding principal and any accrued but unpaid interest divided by the conversion price of $11.96; (ii) at the option of the holder upon a liquidation event a) paid in cash equal to the outstanding principal and any accrued but unpaid interest or b) into common shares equal to the conversion amount of outstanding principal and any accrued but unpaid interest divided by the conversion price of $11.96; or (iii) upon maturity, settlement in cash at the outstanding accrued interest and principal amount.

Certain conversion and redemption features of the July 2021 Convertible Notes were determined to not be clearly and closely associated with the risk of the debt-type host instrument and were required to be separately accounted for as derivative financial instruments. The Company bifurcated these embedded conversion and redemption (“embedded derivatives”) features and classified these as liabilities measured at fair value. The fair value of the derivative liability of $0.7 million was recorded separate from the July 2021 Convertible Notes with an offsetting amount recorded as a debt discount. The debt discount is amortized over the estimated life of the debt using the straight-line method, as the value attributable to the July 2021 Convertible Notes was zero upon issuance.

As of December 31, 2021 the unamortized amount and net carrying value of the July 2021 Convertible Notes is $1.9 million and $0.2 million, respectively. The amount by which July 2021 Convertible Notes if-converted value exceeds its principal is $1.6 million as of December 31, 2021.

In connection with the July 2021 Convertible Notes, the Company issued warrants to purchase 88,213 shares of the Company’s common stock with an exercise price of $0.01 per share and a term of one year (Warrant Tranche 1), 44,106 shares of the Company’s common stock with an exercise price of $11.96 per share and a term of 5 years (Warrant Trance 2), and 44,106 shares of the Company’s common stock which is exercisable starting twelve months from the issuance date with an exercise price of $11.96 per share and a term of 5 years (Warrant Tranche 3).

Life360, Inc.

Notes to Consolidated Financial Statements

The fair value of the warrants was determined using the Black-Scholes option-pricing method, with the following assumptions:

	Warrants Tranche 1	Warrants Tranche 2	Warrants Tranche 3
Fair market value of common stock	$15.36	$15.36	$15.36
Expected dividend yield	—%	—%	—%
Risk-free interest rate	0.09%	0.89%	0.89%
Expected volatility	52.0%	47.4%	47.4%
Expected term (in years)	1	5	5

The warrants were recorded to additional paid-in capital during the year ended December 31, 2021. The relative fair value of the warrants issued in connection with the July 2021 Convertible Notes was $0.8 million, and was recorded as a debt discount that is being amortized to interest expense under the straight-line method over the term of respective convertible notes.

As a result of the beneficial conversion feature associated with the July 2021 Convertible Notes, $0.6 million was added to additional paid-in capital during the year ended December 31, 2021. The beneficial conversion feature was recorded as a debt discount and is being amortized to interest expense under the straight-line method over the term of the respective notes.

The Company recognized a total of $0.2 million in non-cash interest expense related to the July 2021 Convertible Notes during the year ended December 31, 2021.

The Company has also issued convertible notes, September 2021 Convertible Notes, in connection with an acquisition. Refer to Note 8 “Business Combinations” for further details.

Convertible notes, current and noncurrent consist of the following (in thousands):

	December 31, 2021	December 31, 2020
Convertible notes, current:
September 2021 Convertible Notes	$4,160	$—
Revesting Notes	62	—

Convertible notes, noncurrent:
July 2021 Convertible Notes	213	—
September 2021 Convertible Notes	7,947	—
Revesting Notes	124	—

Total	$12,506	$—

11.	Derivative Liability

The Company’s derivative liability represents embedded share-settled redemption features bifurcated from its July 2021 Convertible Notes and is carried at fair value. The changes in the fair value of the derivative liability are recorded in other (income)/expense of the Company’s consolidated statements of operations and comprehensive loss.

Life360, Inc.

Notes to Consolidated Financial Statements

Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. Since derivative financial instruments are initially and subsequently carried at fair value, the Company’s income will reflect the volatility in these estimate and assumption changes.

The features embedded in the July 2021 Convertible Notes are combined into one compound embedded derivative. The fair value of the embedded derivative was estimated based on the present value of the redemption discount applied to the principal amount of the July 2021 Convertible Notes adjusted to reflect the weighted probability of exercise. The discount rate was based on the risk-free interest rate.

Upon the issuance of the convertible notes, the Company recorded a derivative liability of $0.7 million at fair value using inputs classified as Level 3 in the fair value hierarchy. Refer to Note 7 for further details.

12.	Commitments and Contingencies

Purchase Commitments

The Company has certain commitments from outstanding purchase orders primarily related to technology support, facilities, marketing and branding and professional services. These agreements, which total $11.0 million and $21.0 million for the years ended December 2021 and 2020, respectively, are cancellable at any time with the Company required to pay all costs incurred through the cancellation date.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. The Company is not subject to any current pending legal matters or claims that would have a material adverse effect on its financial position, results of operations or cash flows.

Indemnification

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. No amounts associated with such indemnifications have been recorded to date.

13.	Common Stock

As of December 31, 2021 and 2020, the Company was authorized to issue up to 100,000,000 shares of par value $0.001 per share common stock.

Life360, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2021 and 2020, the Company had 108,592 shares of common stock subject to the Company’s right to repurchase.

The Company has also issued shares of common stock as a result of stock option exercises throughout its existence. Common stockholders are entitled to dividends when and if declared by the Board of Directors. The holder of each share of common stock is entitled to one vote. The common stockholders voting as a class are entitled to elect three members to the Company’s Board of Directors. No dividends have been declared in the Company’s existence.

In December 2021, the Company issued a total of 7,779,014 common shares raising proceeds before issuance costs of $198.7 million.

The Company had reserved shares of common stock, on an as if converted basis, for issuance as follows:

As of December 31,	2021	2020
Issuances under stock incentive plan	6,972,376	7,794,313
Issuances upon exercise of common stock warrants	272,001	140,576
Issuances upon vesting of restricted stock units	2,523,122	2,299,417
Issuances of convertible notes	686,926	—
Shares reserved for shares available to be granted but not granted yet	4,071,403	2,507,307

	14,525,828	12,741,613

14.	Warrants

As of December 31, 2021 and 2020, the Company had outstanding warrants to purchase 272,001 shares and 140,576 of Company common stock, respectively with exercise prices ranging from $0.01 to $11.96 and expiry dates ranging from 2022 to 2028. Refer to Note 10 “Convertible Notes” for further details.

15.	Equity Incentive Plan

2011 Equity Incentive Plan

The Company’s 2011 Stock Plan was originally adopted by our Board of Directors on July 27, 2011 and our stockholders on October 11, 2011, and most recently amended by our Board on September 7, 2018 and our stockholders (as restated, the “Plan”). The Plan allows us to grant restricted stock units, restricted stock and stock options to employees and consultants of the Company and any of the Company’s parent, subsidiaries or affiliates, and to the members of our Board of Directors. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options, or ISOs, may be granted only to employees of the Company or any of the Company’s parent or subsidiaries (including officers and directors who are also employees). Nonqualified stock options, or NSOs, may be granted to any person eligible for grants under our Plan.

Under the Plan, the Board of Directors determines the per share exercise price of each stock option, which for ISOs shall not be less than 100% of the fair market value of a share on the date of grant; provided that the exercise price of an ISO granted to a stockholder who at the time of grant owns stock representing more than 10% of the voting power of all classes of stock (a “10% stockholder”) shall not be less than 110% of the fair market value of a share on the date of grant.

Life360, Inc.

Notes to Consolidated Financial Statements

The Board of Directors determines the period over which options vest and become exercisable. Options granted to new employees generally vest over a 4-year period: 25% of the shares vest on the first anniversary from the vesting commencement date of the option and an additional 1/48th of the shares vest on each monthly anniversary thereafter, subject to the employee’s continuous service through each vesting date. Options granted to continuing employees generally vest monthly over a 4-year period.

The Board of Directors also determines the term of options, provided the maximum term for ISOs granted to a 10% stockholder must be no longer than 5 years from date of grant and the maximum term for all other options must be no longer than 10 years from date of grant. If an option holder’s service terminates, options generally terminate 3 months from the date of termination except under certain circumstances such as death or disability.

The following summary of stock option activity for the periods presented is as follows:

	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance as of December 2019	8,580,697	$4.06	8.38	$24,576
Options granted	2,119,428	5.52
Options exercised	(889,321)	1.66		4,772
Options cancelled/forfeited	(2,016,491)	5.71

Balance as of December 31 , 2020	7,794,313	4.30	8.00	34,869

Options granted	1,416,329	13.05
Options exercised	(1,056,352)	3.19
Options cancelled/forfeited	(1,181,914)	7.85

Balance as of December 31, 2021	6,972,376	5.61	6.71	108,426

Exercisable as of December 31, 2021	4,738,526	$4.15	6.74	$80,608

As of December 31, 2021 and 2020, the Company had 24,283,359 and 21,781,589 shares authorized for issuance under the Plan. As of December 31, 2021 and 2020, the Company had 4,071,403 shares and 2,507,307 shares available for issuance under the Plan. Stock options granted during the twelve months ended December 31, 2021 and 2020 had a weighted average grant date fair value of $12.65 and $4.91 per share, respectively.

The intrinsic values of outstanding, vested and exercisable options were determined by multiplying the number of shares by the difference in exercise price of the options and the fair value of the common stock as of December 31, 2021 and 2020 of $21.16 and $8.77 per share, respectively. The intrinsic value of the options exercised represents the difference between the exercise price and the fair market value on the date of exercise.

Life360, Inc.

Notes to Consolidated Financial Statements

The following summary of Restricted Stock Units (RSU) activity for the periods presented is as follows:

	Number of Shares	Weighted average grant date fair value
Balance as of December 31, 2019	618,115	$7.20
RSU granted	2,398,274	6.31
RSU vested and settled	(440,883)	7.67
RSU cancelled/forfeited	(276,089)	6.24

Balance as of December 31, 2020	2,299,417	6.52

RSU granted	1,678,982	14.86
RSU vested and settled	(819,295)	17.04
RSU cancelled/forfeited	(635,982)	7.97

Balance as of December 31, 2021	2,523,122	$11.53

The number of RSU vested and settled includes shares of common stock that the Company withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

Stock Options Granted to Employees

The fair value of the employee stock options granted is estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were used during the years ended December 31, 2021, and 2020:

	2021	2020
Expected terms (in years)	4.24	5.68
Expected volatility	49%	43%
Risk-free interest rate	0.68%	0.60%
Expected dividend rate	0%	0%

Fair Value of Common Stock: As the Company’s stock is traded on the public market, the fair value on the date of the grant is used.

Expected Term: The expected term for employees is based on the simplified method, as the Company’s stock options have the following characteristics: (i) granted at-the-money; (ii) exercisability is conditional upon service through the vesting date; (iii) termination of service prior to vesting results in forfeiture; (iv) limited exercise period following termination of service; and (v) options are non-transferable and non-hedgeable, or “plain vanilla” options, and the Company has limited history of exercise data. The expected term for non-employees is based on the remaining contractual term.

Expected Volatility: As the Company has limited historical trading data regarding the volatility of its common stock, the expected volatility is based on volatility of a Company of similar entities and the Company’s trading data since IPO. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

Risk-Free Interest Rate: The risk-free interest rate is based on U.S. Treasury constant maturity rates with remaining terms similar to the expected term of the options.

Life360, Inc.

Notes to Consolidated Financial Statements

Expected Dividend Rate: The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, an expected dividend rate of zero is used in the valuation model.

Forfeitures: The Company accounts for forfeitures as they occur.

Stock-Based Compensation

Stock-based compensation expense was allocated as follows during the years ended December 31, 2021 and 2020 (in thousands):

	2021	2020
Cost of revenue	$522	$371
Research and development	7,457	5,504
General and administrative	3,207	1,792
Sales and marketing	752	424

Total stock based compensation expense	$11,938	$8,091

As of December 31, 2021, there was total unrecognized compensation cost for outstanding stock options of $7.0 million to be recognized over a period of approximately 2.6 years. As of December 31, 2020, there was total unrecognized compensation cost for outstanding stock options of $10.2 million to be recognized over a period of approximately 2.3 years.

As of December 31, 2021, there was unrecognized compensation cost for outstanding restricted stock units of $26.6 million to be recognized over a period of approximately 3.2 years. As of December 31, 2020, there was unrecognized compensation cost for outstanding restricted stock units of $16.2 million to be recognized over a period of approximately 3.2 years.

There were no capitalized stock-based compensation costs or recognized stock-based compensation tax benefits during the years ended December 31, 2021 and 2020.

Equity Awards Issued in Connection with Business Combination

In connection with the Jiobit transaction in September 2021, the Company issued 91,217 shares of restricted common stock with an aggregate fair value of $1.9 million to be recognized as post combination stock-based compensation ratably with continuous employment of certain employees over a 3-year period.

As of December 31, 2021, there was $1.7 million of unrecognized compensation expense related to this restricted common stock which is expected to be recognized over the remaining weighted average life of 2.7 years.

Additionally, the Company granted 43,083 service-based stock options under the Plan to certain Jiobit employees with an aggregate fair value of $0.5 million which vests ratably over the requisite service period. As of December 31, 2021, there was $0.5 million of unrecognized compensation expense related to unvested assumed stock options, which is expected to be recognized over the remaining weighted average life of 2.0 years.

16.	Income Taxes

The Company has incurred net operating losses only in the United States since its inception.

Life360, Inc.

Notes to Consolidated Financial Statements

An income tax benefit of $0.1 million was recorded for the year ended December 31, 2021, and no provision or benefit for income taxes was recorded for the year ended December 31, 2020. In accordance with ASC 805, a change in the acquirer’s valuation allowance that stems from a business combination should be recognized as an element of the acquirer’s income tax expense or benefit in the period of the acquisition. Accordingly, for the year ended December 31, 2021, the Company recorded a $0.1 million partial release of its valuation allowance and a corresponding income tax benefit stemming from the Jiobit acquisition.

The reconciliation of our effective tax rate to the U.S. statutory federal income tax rate was as follows:

	Year Ended December 31,
	2021	2020
	(% )	(%	)
Statutory federal income tax rate	21	21
Research and development tax credits	2	4
Stock-based compensation	6	3
Fair value adjustment	(3)	—
Permanent differences	(1)	—
Change in valuation allowance	(25)	(28)

Effective tax rate	—	—

The significant components of net deferred income tax assets were as follows (in thousands):

	Year Ended December 31,
	2021	2020
Deferred tax assets:
Reserves and allowances	$314	$309
Lease liability	432	721
Depreciable assets	157	147
Net operating loss carryforward	36,826	25,589
Stock-based compensation	2,561	1,805
Credits carryforward	8,017	6,035

Total deferred tax assets	48,307	34,606
Deferred tax liabilities:
Right-of-use asset	(378)	(620)
Acquired intangibles	(1,018)	—

Total deferred tax liabilities	(1,396)	(620)
Less: Valuation allowance and other reserves	(46,911)	(33,986)

Net deferred tax asset	$—	$—

The Company has provided a full valuation allowance on the net deferred tax assets. The valuation allowance increased by $12.9 million during 2021 and $6.5 million during 2020.

At December 31, 2021, the Company had approximately $158.2 million and $53.8 million of federal and state net operating loss carryforwards, respectively, available to offset future taxable income. Such carryforwards expire in varying amounts beginning in 2031. The federal net operating loss carryforwards of $97.0 million arising after December 31, 2017 do not expire.

Life360, Inc.

Notes to Consolidated Financial Statements

The Company also had federal and state research and development credit carryforwards of $7.4 million and $6.0 million, respectively. The federal tax credits expire in varying amounts beginning in 2034. The state tax credits do not expire.

The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a Company. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company performed a Section 382 analysis through December 31, 2021. We do not expect any previous ownership changes (as defined under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended) to result in a limitation that will materially reduce the total amount of net operating loss carryforwards and credits that can be utilized. Subsequent ownership changes may affect the limitation in future years.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the nation. The Company is not currently under audit by the Internal Revenue Service or other similar state and local authorities. All tax years remain open to examination by major taxing jurisdictions to which the Company is subject.

As of December 31, 2021 and 2020, the Company had $4.6 million and $3.6 million, respectively of gross unrecognized tax benefits related to federal and state research credits. As of December 31, 2021 all unrecognized tax benefits, if recognized, will not affect the Company’s effective tax rate. The Company does not anticipate any unrecognized tax benefits in the next 12 months that would result in a material change to our financial position.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

Balance as of December 31, 2019	$2,456
Additions based on tax positions related to 2020	1,128

Balance as of December 31, 2020	$3,584
Additions based on tax positions related to 2021	1,004

Balance as of December 31, 2021	$4,588

17.	Related-Party Transactions

The Company has entered into secondary financing transactions and other transactions with certain executive officers and Board members of the Company. A summary of the transactions is detailed below:

Notes Due From Affiliates (Contra Equity)

In February 2016, the Company issued an aggregate of $0.6 million in secured partial recourse promissory notes (“partially secured loan”) to the Chief Executive Officer, Non-Executive Director (Previously President), Chief Operating Officer and an officer of the Company. In November 2017, the Company issued an additional $1.2 million in partially secured loan with three executive officers.

The Company accounted for the 2016 and 2017 partially secured loan as consideration received for the exercise of the related equity award, because even after the original options are exercised or the shares are purchased, an employee could decide not to repay the loan if the value of the shares declines below the outstanding loan amount and could instead choose to return the shares in satisfaction of the loan. The result would be similar to an

Life360, Inc.

Notes to Consolidated Financial Statements

employee electing not to exercise an option whose exercise price exceeds the current share price. When shares are exchanged for a partially secured loan, the principal and interest are viewed as part of the exercise price of the “option” and no interest income is recognized. Additionally, compensation cost is recognized over any requisite service period, with an offsetting credit to additional paid-in capital. Periodic principal and interest payments, if any, are treated as deposit liabilities until the note is paid off, at which time, the note balance is settled and the deposit liability balance is transferred to additional paid-in capital. As of December 31, 2021 and 2020, the Company had deposit liability balances of $0.9 million, in connection with the 2016 and 2017 partially secured loan and other early exercises of equity awards. Principal amounts due under the 2016 and 2017 partially secured loan, or $0.9 million, are included in Notes Due From Affiliates as a reduction in stockholders’ equity on the balance sheets.

Related Party Revenue

On July 11, 2017, the Company and ADT LLC (“ADT”) which was a related party pursuant to ADT’s ownership of shares of the Company’s common stock, entered into the Master Services and Licensing Agreement under which ADT would receive a license to the Company’s technology through an integrated mobile application offered by ADT to its end customers. Pursuant to the agreement, the Company and ADT would contribute their proprietary mobile application technology to develop ADT Anywhere Basic and ADT Anywhere Premium. The Company was entitled to receive fees based on the number of active users on each mobile application platform.

The following table represents revenue and accounts receivable received from ADT (in thousands):

	Revenue		Accounts Receivable
	Year Ended December 31,		As of December 31,
	2021	2020	2021	2020
ADT	$—	$195	$—	$1

Other Related Party Transactions

Non-executive director, James Synge, is a Principal and Partner of Carthona Capital. During the years ended December 31, 2021 and 2020 cash payments of $31,000 and $30,063, respectively were paid to Carthona Capital for the directors’ fees for a non-executive director. During the year ended December 31, 2021, the Company entered into a consultancy agreement with Carthona Capital. Under this agreement, Carthona Capital agreed to provide consultancy services to the Company in relation to capital raising matters. For the year ended December 31, 2021, Carthona Capital has received consideration of $100,000.

During the year ended December 31, 2021, a cash payment of $61,343 was paid to Pathzero for carbon emissions reporting. Non-executive director, James Synge, is a Principal and Partner of Carthona Capital which is a venture fund that has invested in Pathzero.

Annika Hulls is the spouse of the CEO and Executive Director, Chris Hulls. During the year ended December 31, 2021, a cash payment of $20,150 was paid to Annika Hulls for services relating to a marketing campaign.

18.	Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all employees over the age of 21 years. Contributions made by the Company are voluntary and are determined annually by the Board of Directors on an individual basis subject to the maximum allowable amount under federal tax regulations. The Company has made no contributions to the plan since its inception.

Life360, Inc.

Notes to Consolidated Financial Statements

19.	Net Loss Per Share Attributable to Common Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders as of December 31, 2021 and 2020 (in thousands):

	As of
	December 31, 2021	December 31, 2020
Net loss attributable to common shareholders	$(33,557)	$(16,334)
Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted	51,656	49,346

Net loss per share attributable to common shareholders, basic and diluted	$(0.65)	$(0.33)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive as of December 31, 2021 and 2020 are as follows:

As of December 31,	2021	2020
Issuances under stock incentive plan	6,972,376	7,794,313
Issuances upon exercise of common stock warrants	272,001	140,576
Issuances upon vesting of restricted stock units	2,523,122	2,299,417
Issuances of convertible notes	686,926	—
Shares reserved for shares available to be granted but not granted yet	4,071,403	2,507,307

	14,525,828	12,741,613

20.	Subsequent Events

The Company evaluated subsequent events through April 26, 2022.

Tile Acquisition

On January 5, 2022, the Company acquired all the ownership interests of Tile, Inc (“Tile”) for a total consideration of up to $188.5 million. Tile is the provider of Bluetooth enabled devices that enable its customers to locate Tiled objects. The total consideration of up to $188.5 million is comprised of $158 million of cash, subject to customary adjustments, $15.5 million in shares of the Company’s common stock, and contingent consideration of up to $15 million conditional on achieving certain financial hurdles. In addition, the Company has issued up to $35.0 million in retention equity awards for Tile employees.

Placer.ai Agreement

In January 2022, the Company executed a new partnership agreement with Placer.ai (“Placer”), a prominent provider of aggregated analytics for the retail ecosystem. As part of this partnership, Placer will provide valuable data processing and analytics services to Life360 and will have the right to commercialize aggregated data related to place visits during the term of the agreement. This partnership marked the beginning of Life360’s exit

Life360, Inc.

Notes to Consolidated Financial Statements

from its legacy data sales model and transition to commercialize solely aggregated data, while still providing members the option to opt out of even aggregated data sales. In keeping with the Company’s vision and consistent with that aggregated data sales model, the Company is exploring ways, in the future, to enable members to avail themselves of compelling offers and opportunities by enabling Company partners to use their data with members’ explicit, affirmative opt-in consent. The Company has begun terminating existing relationship with certain legacy data sales partners. The Placer agreement includes a minimum revenue guarantee based on the size of the Life360’s active user base for the duration of the three-year agreement.

Jiobit Contingent Consideration

In April 2022, the Board approved an amendment to the 2021 contingent consideration of the Jiobit acquisition. The 2021 contingent consideration has been amended to 50% of the total potential amount (376,576 shares of Life360 Common Stock in total).

Life360, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Dollars in U.S. $, in thousands, except share and per share data)

	March 31, 2022	December 31, 2021
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$82,717	$230,990
Accounts receivable, net	22,443	11,772
Costs capitalized to obtain revenue contracts, net	1,529	1,319
Inventory	10,599	2,009
Prepaid expenses and other current assets	13,669	10,590

Total current assets	130,957	256,680
Restricted cash	15,499	355
Property and equipment, net	780	580
Costs capitalized to obtain revenue contracts, net of current portion	305	330
Prepaid expenses and other assets, noncurrent	9,477	3,691
Right of use asset	2,550	1,627
Intangible assets, net	58,608	7,986
Goodwill	133,148	31,127

Total Assets	$351,324	$302,376

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$11,756	$3,248
Accrued expenses and other liabilities	28,615	10,547
Escrow liability	14,094	—
Contingent consideration	5,500	9,500
Convertible notes, current	3,793	4,222
Deferred revenue, current	26,819	13,929

Total current liabilities	90,577	41,446
Convertible notes, noncurrent	7,338	8,284
Derivative liability, noncurrent	483	1,396
Deferred revenue, noncurrent	4,293	—
Other noncurrent liabilities	1,405	1,205

Total Liabilities	$104,096	$52,331

Commitments and Contingencies (Note 11)
Stockholders’ Equity
Common Stock, $0.001 par value; 100,000,000 shares authorized as of December 31, 2021 and March 31, 2022 (unaudited); 60,221,799 and 61,469,777 issued and outstanding as at December 31, 2021 and March 31, 2022, (unaudited), respectively	62	61
Additional paid-in capital	438,658	416,278
Notes due from affiliates	(956)	(951)
Accumulated deficit	(190,565)	(165,343)
Accumulated other comprehensive income	29	—

Total stockholders’ equity	247,228	250,045

Total Liabilities and Stockholders’ Equity	$351,324	$302,376

See accompanying notes to the unaudited interim condensed consolidated financial statements

Life360, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Dollars in U.S. $, in thousands, except share and per share data)

	Three months ended
	March 31, 2022	March 31, 2021
	(unaudited)
Subscription revenue	$33,062	$17,132
Hardware revenue	9,647	—
Other revenue	8,261	5,860

Total revenue	50,970	22,992

Cost of subscription revenue	7,071	3,734
Cost of hardware revenue	7,806	—
Cost of other revenue	975	755

Total cost of revenue	15,852	4,489

Gross Profit	35,118	18,503
Operating expenses:
Research and development	25,737	10,692
Sales and marketing	23,242	8,210
General and administrative	13,246	3,453

Total operating expenses	62,225	22,355

Loss from operations	(27,107)	(3,852)
Other (Income)/ Expense:
Convertible notes fair value adjustment	(1,575)	—
Derivative liability fair value adjustment	(914)	—
Other (Income)/expense, net	546	—

Total Other (Income)/ Expense	(1,943)	—

Loss before Benefit from for income taxes	(25,164)	(3,852)
Benefit from income taxes	(58)	—

Net Loss	$(25,222)	$(3,852)

Net loss per share attributable to common shareholders, basic and diluted	$(0.41)	$(0.08)

Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted	61,192,576	50,119,443

Comprehensive loss
Net loss	(25,222)	(3,852)
Change in foreign currency translation adjustment	29	—

Total comprehensive loss	$(25,193)	$(3,852)

See accompanying notes to the unaudited interim condensed consolidated financial statements

Life360, Inc.

Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity

(Dollars in U.S. $, in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Notes Due from Affiliates	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2020	50,035,408	$50	$196,852	$(927)	$(131,786)	$—	$64,189
Exercise of stock options	126,497	—	498	—	—	—	498
Vesting of restricted stock units	109,482	—	—	—	—	—	—
Taxes paid related to net settlement of equity awards	—	—	(586)	—	—	—	(586)
Stock-based compensation expense	—	—	2,199	—	—	—	2,199
Interest accrued relating to notes due from affiliates	—	—	—	(9)	—	—	(9)
Net loss	—	—	—	—	(3,852)	—	(3,852)

Balance at March 31, 2021	50,271,387	$50	$198,963	$(936)	$(135,638)	$—	$62,439
Balance at December 31, 2021	60,221,799	$61	$416,278	$(951)	$(165,343)	$—	$250,045
Exercise of stock options	277,995	—	1,508	—	—	—	1,508
Exercise of warrants	66,892	—	—	—	—	—	—
Vesting of restricted stock units	124,059	—	—	—	—	—	—
Taxes paid related to net settlement of equity awards	—	—	(716)	—	—	—	(716)
Issuance of common stock in connection with an acquisition	779,032	1	15,408	—	—	—	15,409
Issuance of common stock	—	—	85	—	—	—	85
Stock-based compensation expense	—	—	6,095	—	—	—	6,095
Interest accrued relating to notes due from affiliates	—	—	—	(5)	—	—	(5)
Net loss	—	—	—	—	(25,222)	—	(25,222)
Change in foreign currency translation adjustment	—	—	—	—	—	29	29

Balance at March 31, 2022	61,469,777	$62	$438,658	$(956)	$(190,565)	$29	$247,228

See accompanying notes to the unaudited interim condensed consolidated financial statements

Life360, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Dollars in U.S. $, in thousands)

	Three months ended
	March 31, 2022	March 31, 2021
	(unaudited)
Cash Flows from Operating Activities:
Net loss	$(25,222)	$(3,852)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,201	112
Stock-based compensation expense	6,095	2,199
Compensation expense in connection with revesting notes (Note 7)	120	—
Software development costs	159	—
Interest (income)/expense, net	98	(6)
Convertible notes fair value adjustment	(1,575)	—
Derivative liability fair value adjustment	(914)	—
Gain on revaluation of contingent consideration	(4,000)	—
Changes in operating assets and liabilities:
Accounts receivable, net	17,155	(3,539)
Prepaid expenses and other current assets	1,711	2,934
Inventory	(1,067)	—
Costs capitalized to obtain contracts, net	(185)	416
Other noncurrent assets	(2,589)	(531)
Accounts payable	(14,689)	(638)
Accrued expenses	(1,673)	(173)
Deferred revenue	2,801	437
Noncurrent liabilities	(122)	(351)

Net cash used in operating activities	(21,696)	(2,992)

Cash Flows from Investing Activities:
Cash paid for acquisition, net of cash acquired	(112,306)	—

Net cash used in investing activities	(112,306)	—

Cash Flows from Financing Activities:
Proceeds from the exercise of options and grant of stock awards, net of repurchase	1,508	498
Taxes paid related to net settlement of equity awards	(716)	(586)
Issuance of common stock	85	—
Cash paid for deferred offering costs	(4)	—

Net cash provided by/(used in) financing activities	873	(88)

Net Decrease in Cash, Cash Equivalents, and Restricted Cash	(133,129)	(3,080)

Cash, Cash Equivalents and Restricted Cash at the Beginning of the Period	231,345	56,611

Cash, Cash Equivalents, and Restricted Cash at the End of the Period	$98,216	$53,531

Supplemental disclosure:
Cash paid during the period for interest	$(15)	$—

Non-cash investing and financing activities:
Fair value of stock issued in connection with an acquisition	$15,409	$—
Fair value of warrants held in investment in affiliate	5,474	—
Deferred capitalized costs	700	—

Total non-cash investing and financing activities:	$21,583	$—

See accompanying notes to the unaudited interim condensed consolidated financial statements

Life360, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows (Continued)

(Dollars in U.S. $, in thousands)

The following table provides a table of cash, cash equivalents, and restricted cash reported within the balance sheets totaling the same such amounts shown above:

	March 31, 2022	March 31, 2021
	(unaudited)
Cash and cash equivalents	$82,717	$53,334
Restricted cash	15,499	197

Total cash, cash equivalents, and restricted cash	$98,216	$53,531

See accompanying notes to the unaudited interim condensed consolidated financial statements

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

1.	Nature of Business

Life360, Inc. (the “Company”) is the leading technology platform, based on market share of the family safety and location sharing app market, to locate the people, pets and things that matter most to families. The Company was incorporated in the State of Delaware in April 2007. The Company’s core offering, the Life360 mobile application, is now a market leading mobile application for families, with features that range from communications to driving safety and location sharing. The Company operates under a “freemium” model where its core offering is available to users at no charge, with three membership subscription options that are available but not required. The Company also generates revenue through data monetization arrangements with certain third parties (“Data Revenue Customers”) through data acquisition and license agreements and anonymized insights into the data collected from the Company’s user base in partnership with third parties. On September 1, 2021, the Company acquired all ownership interests of Jio, Inc (“Jiobit”). Jiobit is a provider of wearable location devices for young children, pets, and seniors. On January 5, 2022, the Company acquired all ownership interests of Tile, Inc. (“Tile”). Tile is a smart location company whose product is a Bluetooth enabled device that works in tandem with the Tile Application to enable its customers to locate Tiled objects.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The interim condensed consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States, or (“GAAP”), are presented in US dollars unless otherwise stated, and include the accounts of Life360, Inc. and subsidiaries, Jiobit, Inc., Tile, Inc., Tile Europe Ltd and Tile Network Canada ULC. All inter-company transactions and balances have been eliminated.

Unaudited Interim Condensed Consolidated Financial Information

The accompanying interim condensed consolidated balance sheets as of March 31, 2022, the interim condensed consolidated statements of operations and comprehensive loss, interim condensed consolidated statements of stockholders’ equity, interim condensed consolidated statements of cash flows for the three months ended March 31, 2022 and 2021, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim condensed consolidated financial statements include all adjustments necessary to fairly state the Company’s financial position as of March 31, 2022 and its results of operations and cash flows for the three months ended March 31, 2022 and 2021. The financial data and the other information disclosed in the notes to these interim condensed consolidated financial statements related to the three-month periods are unaudited. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results expected for the year ending December 31, 2022 or any other future period. The information contained within the unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s annual financial statements for the year ended December 31, 2021.

Use of Estimates

The preparation of interim condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

disclosure of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Significant estimates made by management include, but are not limited to, the determination of revenue recognition, including the determination of selling prices for distinct performance obligations sold in multiple-performance obligation arrangements, the period over which revenue is recognized for certain arrangements, and estimated delivery dates for orders with title transfer upon delivery, accounts receivable allowance, product returns, promotional and marketing allowances, inventory valuation, average useful customer life, stock-based compensation, legal contingencies, assessment of possible impairment of long-lived assets and goodwill, valuation of contingent consideration, convertible notes and embedded derivatives, useful lives of long lived assets and income taxes including valuation allowances on deferred tax assets. The Company bases its estimates and judgments on historical experience and on various assumptions that it believes are reasonable under the circumstances. Actual results could differ significantly from those estimates.

Recently adopted accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for the Company beginning January 1, 2024, and interim periods therein. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The Company elected to early adopt ASU 2021-08 on September 1, 2021, and the Company has recorded the acquired deferred revenue based on historical carrying value rather than fair value in the interim condensed consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), as part of its initiative to reduce complexity in accounting standards. ASU 2019-12 removes the following exceptions: exception to the incremental approach for intraperiod tax allocation; exception to accounting for basis differences when there are ownership changes in foreign investments; and exception to interim period tax accounting for year-to-date losses that exceed anticipated losses. ASU 2019-12 also improves financial reporting for franchise taxes that are partially based on income; transactions with a government that result in a step up in the tax basis of goodwill; separate financial statements of legal entities that are not subject to tax; and enacted changes in tax laws in interim periods. ASU 2019-12 is effective for public business entities in fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, the standard is effective in fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. On January 1, 2021, the Company adopted ASU 2019-12 and the standard did not have a material impact on its interim condensed consolidated financial statements and related disclosures.

Accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the existing incurred loss impairment model for financial assets held at amortized cost. The new model uses a forward-looking expected loss method to calculate credit loss estimates. These changes will result in earlier recognition of credit losses. In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses: Troubled Debt Restructurings and Vintage Disclosures, which

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

updates accounting guidance for troubled debt restructurings by creditors and enhances disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, the amendments require an entity to disclose gross write-offs by year of origination for financing receivables. The amendments included within ASU 2022-02 become effective after the adoption of ASU 2016-13, which becomes effective for the Company on January 1, 2023 with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2016-13 and ASU 2022-02 on its interim condensed consolidated financial statements and related disclosures and does not expect a material impact.

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from U.S. GAAP the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share, which will result in increased dilutive securities as the assumption of cash settlement of the notes will not be available for the purpose of calculating earnings per share. The provisions of ASU 2020-06 are effective for reporting periods beginning after December 15, 2023, with early adoption permitted for reporting periods beginning after December 15, 2020 and can be adopted on either a fully retrospective or modified retrospective basis. The Company is currently evaluating the timing, method of adoption, and overall impact of this standard on its interim condensed consolidated financial statements.

Revenue Recognition

The Company recognizes revenue upon transfer of control of promised goods or services to customers at transaction price, an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. Transaction price is calculated as selling price net of variable consideration which may include estimates for future returns and sales incentives related to current period revenue. The Company determines revenue recognition through the following steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Performance Obligations

Some of the Company’s contracts with customers contain multiple performance obligations, primarily hardware and subscription services for the Tile and Jio hardware tracking devices. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price (“SSP”) basis with the amounts

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

allocated to ongoing services deferred and recognized over a period of time and amounts allocated to hardware tracking devices recognized at a point-in time with a portion of the consideration being allocated to application usage (maintenance) and support. The Company determines SSP based on observable, if available, prices for those related services when sold separately. When such observable prices are not available, the Company determines SSP based on overarching pricing objectives and strategies, taking into consideration market conditions and other factors, including customer size, volume purchased, market and industry conditions, product-specific factors, and historical sales of the deliverables.

For hardware products, the Company generally offers a limited warranty to end-users covering a period of twelve months for products and obligates the Company to repair or replace products for manufacturing defects or hardware component failures. The warranty is not sold separately and does not represent a separate performance obligation. Therefore, such warranties are accounted for under ASC 460, Guarantees, and the estimated costs of warranty claims are generally accrued as cost of revenue in the period the related revenue is recorded. See Note 11 – Commitments and Contingencies for further details.

Variable Consideration

The Company recognizes hardware revenue at the net sales price, which includes certain estimates for variable consideration with our customers. The Company’s variable consideration is primarily in the form of promotional agreements and marketing development fund agreements in relation to the hardware tracking devices.

These agreements are designed to enhance the sale of the Company’s products and consist of incentives to the Company’s customers. The Company estimates variable considerations using the expected value method. All the forms of variable considerations are recorded as contra-revenue and a corresponding liability in its consolidated balance sheet. Certain agreements are estimates at period end due to the nature of the incentives or expected and yet-to-be announced incentive programs that apply to current period revenue transactions. These estimates are based on the Company’s incentive program experience, historical and projected sales data and current contractual terms. The remaining portion of this liability is based on contractual amounts and does not require estimation.

Subscription Revenue

The Company’s subscription revenue includes related support and is comprised of Life360 mobile application subscriptions as well as subscription service plans for the Tile and Jiobit hardware tracking devices. The Company’s subscription contracts with customers are established at the point of mobile application download and purchase as indicated through acceptance of the Company’s Standard Service Terms.

The cloud-based subscriptions are considered single combined performance obligations, consisting of multiple features that can be purchased separately, but which are bundled together and delivered to the customer as a combined output. The Company provides its customers with technical support along with unspecified updates and upgrades to the platform on an if and when available basis.

The subscription service plan for the Tile and Jiobit hardware tracking device is a distinct and separate performance obligation from the hardware. Subscription fees are fixed and recognized on a straight-line basis over the non-cancellable contractual term of the agreement, generally beginning on the date that the Company’s service is made available to the customer.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Subscription revenue was $33.1 million and $17.1 million for the three months ended March 31, 2022 and 2021, respectively.

Hardware Revenue

The Company derives hardware revenue from sale of the Tile and Jiobit hardware tracking devices and related accessories. For hardware and accessories, revenue is recognized at the time products are delivered. The Company offers limited rights of return and estimates reserves based on historical experience and records the reserves as a reduction of revenue and an accrued liability. Amounts billed to customers for shipping and handling are classified as revenue, and the Company’s related shipping and handling costs incurred are classified as cost of revenue. The customers are billed upon shipment of the hardware tracking devices. Sales taxes collected from customers and remitted to respective governmental authorities are recorded as liabilities and are not included in revenue.

The Company’s hardware and the embedded operating system / platform are one distinct performance obligation and separate from the subscription service plans for the Tile and Jiobit hardware tracking device. The Company’s embedded operating system / platform is a component of the hardware that is integral to the functionality of the hardware and only together produce the essential functionality of the hardware. The Company offers extended warranties and hardware protection plans that are recognized over the contractual service period (typically 1 to 2 years). The customers are billed upon shipment of the hardware tracking devices. Hardware revenue was $9.6 million for the three months ended March 31, 2022. No hardware revenue was recorded for the three months ended March 31, 2021.

Other Revenue

Other revenue consists primarily of data revenue and partnership revenue. The majority of the Company’s traditional data partner contracts have been terminated and as discussed herein, the Company is in the process of winding down the traditional data brokerage business and moving toward an aggregated data sales model. In the meantime, the Company’s data revenue is comprised of Life360 data monetization arrangements with certain third parties established through Data Master Service Agreements (collectively, “Data MSAs”), which outline specific terms governing the access and use of data and related fees. The Company determines a contract to exist upon the mutual execution of a Data MSA. Customers have the ability to access the Company’s data over the contract term, in which certain customers pay a flat fee.

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring data to the customer. The Company estimates and includes variable consideration in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating variable consideration in data arrangements, the Company considers historical experience and other external factors that may impact the expectation of future data usage. At each reporting period, the Company assesses actual and expected data usage that will be earned for the duration of the contract term. The payment terms for Data MSAs are monthly.

Access to the Company’s data represents a series of distinct services as the Company continually provides access to the data, fulfills its obligation to the customer over the contractual term, and the customer receives and consumes the benefit of the data throughout the contract period. The series of distinct services represents a single performance obligation that is satisfied over time. For most customers, the Company recognizes fees for data arrangements over the term of the agreement as the data is provided to the customer.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

In January 2022, Life360 announced a new partnership agreement with Placer.ai (“Placer”), a prominent provider of aggregated analytics for the retail ecosystem, in which executives of the Company have an immaterial ownership interest through a passive investment vehicle. As part of this partnership, Placer will provide valuable data processing and analytics services to Life360 and will have the right to commercialize aggregated data related to place visits during the term of the agreement. This partnership marked the beginning of Life360’s exit from its legacy data sales model and transition to commercialize solely aggregated data, while still providing members the option to opt out of even aggregated data sales. In keeping with the Company’s vision and consistent with that aggregated data sales model, the Company is exploring ways, in the future, to enable members to avail themselves of compelling offers and opportunities by enabling Company partners to use their data with members’ explicit, affirmative opt-in consent. The Company has begun terminating existing relationships with certain legacy data sales partners. The Placer agreement includes a minimum revenue guarantee based on the size of the Life360’s active user base for the duration of the three-year agreement. In connection with the agreement, Placer issued the Company a warrant to purchase up to 5,100,167 shares of Series C Preferred Stock at an exercise price of $4.90 per share. The grant of the warrant is considered noncash consideration, which the Company measured at fair value on the date of issuance. The warrant was valued using an option pricing model, and the fair value of approximately $5.4 million, has been included as part of the transaction price of the Placer data partnership agreement, and will be included in other noncurrent assets on the Company’s consolidated balance sheets. Data revenue was $7.1 million and $4.4 million for the three months ended March 31, 2022 and 2021, respectively.

Partnership revenue includes agreements with third parties to provide access to advertising on the Company’s mobile platform. The Company receives a percentage of the advertising spend as a fee, which is recognized as revenue on a net basis. The variable amounts earned under partnership revenue arrangements are allocable to the month in which the advertising is placed, which is reset on a monthly basis. As such, the Company will recognize revenue monthly based on the advertising placed. Partnership revenue was $1.1 million, and $1.5 million for the three months ended March 31, 2022 and 2021, respectively.

Remaining Performance Obligations

Remaining performance obligations represent the amount of contracted future revenue not yet recognized as the amounts relate to undelivered performance obligations, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. Revenue allocated to remaining performance obligations was $31.1 million for the three months ended March 31, 2022, of which the Company expects to be recognized over the next twelve months.

Cost of Revenue

Cost of subscription revenue includes all direct costs to deliver the Company’s subscription services. These costs include employee-related costs associated with our cloud-based infrastructure and our customer support organization, third-party hosting fees, software, and maintenance costs, outside services associated with the delivery of our subscription services, personnel-related expenses, travel-related costs, amortization of acquired intangibles and allocated overhead, such as facilities, including rent, utilities, depreciation on equipment shared by all departments, credit card and transaction processing fees, and shared information technology costs. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Cost of hardware revenue consists of product costs, including hardware production, contract manufacturers for production, shipping and handling, packaging, fulfillment, personnel-related expenses, manufacturing and equipment depreciation, warehousing, tariff costs, hosting, app fees, customer support costs, warranty replacement, and write-downs of excess and obsolete inventory. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Cost of other revenue consists of cloud-based hosting costs, as well as costs of product operations function and employee-related costs associated with our data platform.

Costs Capitalized to Obtain Contracts

Costs capitalized to obtain contracts comprise of revenue-share payments to the Company’s Channel Partners in connection with annual subscription sales of the Company’s mobile application on each respective mobile application store platform as well as sales commissions paid to employees on hardware sales. Costs that are incremental and directly related to new customer sales contracts are accrued and capitalized upon execution of a non-cancelable customer contract, and subsequently expensed over the average life of the customer relationship, which is currently estimated to be two to three years depending on the subscription type. The Company has elected the practical expedient under ASC 340-4 to expense incremental costs of obtaining a contract if the amortization periods is one year or less.

Allowance for Doubtful Accounts

The Company makes judgments as to its ability to collect outstanding accounts receivable and provide allowances for accounts receivable when and if collection becomes doubtful. The Company evaluates the collectability of its accounts receivable based on review of its past-due balances, known collection risks and historical experience. In circumstances where the Company is aware of a specific customer’s potential inability to meet its financial obligations to the Company (e.g., bankruptcy filings or substantial downgrading of credit ratings), the Company records a specific reserve for bad debt against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. The allowance for doubtful accounts as of March 31, 2022 and December 31, 2021 and bad debt expense for the three months ended March 31, 2022 and the three months ended March 31, 2021 was immaterial.

Inventory and Contract Manufacturing

Inventory is comprised of raw materials and finished goods related to the Tile and Jiobit hardware tracking devices and accessories. Inventory is stated at the lower of cost or net realizable value on a weighted average basis. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions. The Company’s inventory is held at third party warehouses and contract manufacturer premises.

The Company outsources a significant portion of its manufacturing to independent contract manufacturers in Asia. A significant portion of its Cost of revenue consists of inventory purchased from these manufacturers. The Company’s manufacturers procure components and manufacture the Company’s products based on the demand forecasts provided. These forecasts are based on estimates of future demand for the Company’s products, which are in turn based on historical trends and an analysis from the Company’s sales and marketing organizations, adjusted for overall market conditions. Shipments of inventory from the contract manufacturer are recorded as finished goods inventory upon shipment when title and the significant risks and reward of ownership have passed to the Company.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Significant Risks and Uncertainties

The Company’s business, operations, and financial results are subject to various risks and uncertainties including adverse global economic conditions, including the novel coronavirus (COVID-19), and competition in our industry that could adversely affect our business, financial conditions, results of operations and cash flows. These important factors, among others, could cause our actual results to differ materially from any future results.

The ongoing and full extent of the impact of the COVID-19 pandemic on the Company’s business, operational and financial performance is uncertain and will depend on many factors outside the Company’s control. Should the COVID-19 pandemic or global economic slowdown not improve or worsen, or if the Company’s attempt to mitigate its impact on its operations and costs is not successful, the Company’s business, results of operations, financial condition and prospects may be adversely affected.

The Company’s customers primarily consist of individual consumers, who subscribe to the Company’s product offerings through market exchanges operated by channel partners, data revenue customers and retail partners, who purchase hardware tracking devices from the Company and resell them directly to individual consumers. Any changes in customer preferences and trends or changes in terms of use of channel partners’ platforms could have an adverse impact on its results of operations and financial condition.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing cash and cash equivalents with a financial institution of high credit standing. Deposits of cash and cash equivalents may exceed the amount of insurance provided by the Federal Deposit Insurance Corporation (“FDIC”) on these deposits.

The Company depends on the constant real-time performance, reliability and availability of our technology system and access to our partner’s networks. The Company primarily relies on a single technology partner for its cloud platform and a limited number of contract manufacturers to assemble components of the Jiobit and Tile hardware tracking devices. Any adverse impacts to the platform and the contract manufacturers could negatively impact our relationships with our partners or Users and may adversely impact our business, financial performance, and reputation.

The Company has experienced negative cash flows since inception and has an accumulated deficit of $190.6 million and $165.3 million as of March 31, 2022 and December 31, 2021, respectively. Historically, the Company has primarily financed its operations and acquisitions through equity financings and the issuance of convertible debt. The Company intends to finance its future operations through existing cash, increases in revenues, and cost savings related to product integration offerings. The Company believes the sources of liquidity will be sufficient to meet its operating needs for at least the next 12 months.

The Company derives its accounts receivable from revenue earned from customers located in the United States and internationally. The Company does not perform ongoing credit evaluations of its customers’ financial condition and does not require collateral from its customers. Historically, credit losses have been insignificant. Channel and retail partners account for the majority of the Company’s revenue and accounts receivable for all periods presented.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

The following tables set forth the information about our channel and retail partners who represented greater than 10% of our revenue or accounts receivable, respectively:

	Percentage of Revenue
	Three Months Ended March 31,
	2022	2021
Channel Partner A	46%	56%
Channel Partner B	15%	18%
Retail Partner A	12%	*

*	Represents less than 10%

	Percentage of Gross Accounts Receivable
	As of March 31,	As of December 31,
	2022	2021
Channel Partner A	24%	48%
Channel Partner B	*	14%

*	Represents less than 10%

Research and Development Costs

The Company charges costs related to research, design, and development of products to research and development expense as incurred. These costs consist of payroll related expenses, contractor fees, outside third-party vendors, and allocated facilities costs.

Advertising Expense

Advertising expense was $3.2 million and $1.1 million for the three months ended March 31, 2022 and 2021, respectively. Advertising expenses are recorded in the period in which cost is incurred and are presented within Sales and marketing expense on the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include deposit and money market funds.

Restricted Cash

Deposits of $16.0 million were restricted from withdrawal as of March 31, 2022. The restriction primarily relates to $14.1 million which was placed in an indemnity escrow fund to be held for fifteen months after the acquisition date of Tile, Inc. for general representations and warranties. $1.1 million of the restricted cash relates to cash deposits restricted under letters of credit issued on behalf of the Company in support of indebtedness to trade creditors incurred in the ordinary course of business. The remaining restricted balance of $0.9 million as of March 31, 2022 is related to securing the Company’s facility leases which will expire in 2022 and 2024 in

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

accordance with the operating lease agreements, as amended. Deposits of $0.4 million were restricted from withdrawal as of December 31, 2021 and relate to the facility lease agreements. These balances are included in Restricted Cash on the accompanying condensed consolidated balance sheets.

Fair Value of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain financial and non-financial assets and liabilities to determine fair value disclosures. The accounting standards define fair value, establish a framework for measuring fair value, and require disclosures about fair value measurements. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the principal or most advantageous market in which the Company would transact are considered along with assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The accounting standard for fair value establishes a fair value hierarchy based on three levels of inputs, the first two of which are considered observable and the last unobservable, that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of Inputs that may be used to measure fair value are as follows:

Level 1 – Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on unobservable inputs to the valuation methodology and including data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances.

The recorded carrying amounts of cash and cash equivalents, prepaid expenses, accounts payable, and accounts receivable as of March 31, 2022 and December 31, 2021 approximate fair value due to their short-term nature. Refer to Note 6 “Fair Value Measurements” for further details.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Equipment, computer software, furniture, and product manufacturing equipment have estimated useful lives ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life or the term of the lease with expected renewals.

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reported in cost and expenses, net in the period realized.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Software Development Costs

For development costs related to internal use software projects, the Company capitalizes costs incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life. The Company capitalized $0.2 million as of the three months ended March 31, 2022. Capitalized costs are included within prepaid expenses and other assets, noncurrent on the consolidated balance sheet. The Company did not capitalize internal use software costs during the three months ended March 31, 2021 as the capitalizable costs were not material.

Lease Obligations

Operating lease right-of-use assets and lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in the Company’s operating leases is not readily determinable, and therefore an incremental borrowing rate is estimated to determine the present value of future payments. The estimated incremental borrowing rate factors in a hypothetical interest rate on a collateralized basis with similar terms, payments, and economic environments. Operating lease right-of-use assets also include any prepaid lease payments and lease incentives.

Certain of the operating lease agreements contain rent concession, rent escalation, and option to renew provisions. Rent concession and rent escalation provisions are considered in determining the straight-line single lease cost to be recorded over the lease term. Single lease cost is recognized on a straight-line basis over the lease term commencing on the date the Company has the right to use the leased property. The lease terms may include options to extend or terminate the lease. The Company generally uses the base, non-cancellable, lease term when recognizing the lease assets and liabilities, unless it is reasonably certain that the renewal option will be exercised.

In addition, certain of the Company’s operating lease agreements contain tenant improvement allowances from its landlords. These allowances are accounted for as lease incentives and decrease the Company’s right-of-use asset and reduce single lease cost over the lease term. Refer to Note 8 “Balance Sheet Components” for additional lease disclosures.

Business Combinations

The Company uses best estimates and assumptions to assign a fair value to the tangible and intangible assets acquired and liabilities assumed in business combinations as of the acquisition date. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized but tested for impairment on an annual basis during the fourth quarter. There was no impairment of goodwill during the three months ended March 31, 2022 or the three months ended March 31, 2021.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Intangible Assets, net

Intangible assets, including acquired patents, trademarks, customer relationships, and acquired developed technology, and are carried at cost and amortized on a straight-line basis over their estimated useful lives. The Company determines the appropriate useful life of the Company’s intangible assets by measuring the expected cash flows of acquired assets. There was no impairment of intangible assets recorded during the three months ended March 31, 2022 or the three months ended March 31, 2021.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets, such as property and equipment subject to depreciation and acquired intangibles subject to amortization, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company reviews long-lived assets for impairment at least annually, or more frequently if events or changes in circumstances would more likely than not reduce the fair value of its single reporting unit below its carrying value. There was no impairment of long-lived assets recognized during the three months ended March 31, 2022 or the three months ended March 31, 2021.

Deferred Revenue

Deferred revenue consists primarily of payments received and accounts receivable recorded in advance of revenue recognition under the Company’s subscription arrangements. The Company primarily invoices its customers for its subscription services arrangements in advance. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as deferred revenue, noncurrent in the consolidated balance sheets.

Investment in Affiliate

Investment in affiliate relates to non-marketable equity securities held in a privately held company without a readily determinable market value. Non-marketable equity securities consist of warrants held to purchase shares of preferred stock of a Data Revenue Partner, refer to Note 2 “Summary of Significant Accounting Policies” for additional information regarding the Company’s Data Revenue Partner. Investments in non-public businesses that do not have readily determinable pricing, and for which the Company does not have control or does not exert significant influence, are carried at cost less impairments, if any, plus or minus changes in observable prices for those investments. Gains or losses resulting from changes in the carrying value of these investments are included as a non-operating expense to the Company’s consolidated statements of operations and comprehensive loss. There have been no adjustments to the basis of the Company’s investment in affiliate to date. The carrying value of the Company’s investment in affiliate is included in Prepaid expenses and other assets, noncurrent in the consolidated balance sheets.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Common Stock Warrants

The Company has issued freestanding warrants to purchase shares of common stock in connection with certain debt financing transactions. The warrants are recorded as equity instruments at the grant date fair value using the Black-Scholes option pricing model and are not subject to revaluation at each balance sheet date.

In addition, the Company has issued warrants in connection with the convertible note agreements. The warrants are recorded as equity instruments at the grant date fair value using the Black-Scholes option pricing model. The fair value has been recorded as a debt discount that is being amortized to interest expense under the straight-line method over the term of respective convertible notes.

Stock-Based Compensation

The Company has an equity incentive plan under which various types of equity-based awards including, but not limited to, incentive stock options, non-qualified stock options, restricted stock units, and restricted stock awards, may be granted to employees, nonemployee directors, and nonemployee consultants.

For all equity awards granted to employees, nonemployees and directors, the Company recognizes compensation expense based on the grant-date estimated fair values. The fair value of stock options is determined using the Black-Scholes option pricing model. For restricted stock units and restricted stock awards, the fair value is based on the grant date fair value of the award. The Company recognizes compensation expense for stock option awards, restricted stock units, and restricted stock awards on a straight-line basis over the requisite service period of the award, generally three to four years. Forfeitures are recorded as they occur.

In 2020, the Company granted a market performance award to an executive that is subject to time-based vesting requirements in which vesting is contingent upon the Company’s achievement of certain market performance goals. The fair value of such performance awards was determined using a Monte Carlo simulation and is recognized under the accelerated attribution method over a four-year period.

In 2021 and the first quarter of 2022, the Company issued stock options and restricted stock that have performance-based vesting conditions. For awards that include a performance condition, if the performance condition is determined to be probable of being satisfied, the Company recognizes compensation expense related to such awards using the accelerated attribution method over the required performance period. If a performance condition is not probable of being met, no compensation cost is recognized. Refer to Note 14 “Equity Incentive Plan” for further details.

Income Taxes

The Company accounts for income taxes under the asset and liability method. The Company estimates actual current tax exposure together with assessing temporary differences resulting from differences in accounting for reporting purposes and tax purposes for certain items, such as accruals and allowances not currently deductible for tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in the Company’s balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s statements of operations and comprehensive loss become deductible expenses under applicable income tax laws or when net operating loss or credit carryforwards are utilized. Accordingly, realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

The Company must assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, the Company establishes a

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

valuation allowance. The assessment of whether a valuation allowance is required often requires significant judgment including current and historical operating results, the forecast of future taxable income and on-going prudent and feasible tax planning initiatives.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company did not accrue any interest or penalties related to income tax positions during the three months ended March 31, 2022 or the three months ended March 31, 2021.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business. The Company evaluates the likelihood of an unfavorable outcome in legal or regulatory proceedings to which it is a party and records a loss contingency on an undiscounted basis when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These judgments are subjective and based on the status of such legal proceedings, the merits of the Company’s defenses, and consultation with legal counsel. Actual outcomes of these legal proceedings may differ materially from the Company’s estimates. The Company estimates accruals for legal expenses when incurred as of each balance sheet date based on the facts and circumstances known to the Company at that time.

Segment Information

The Company operates in a single operating segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. All material long-lived assets are based in the United States.

Net Loss per Share

The Company computes basic and diluted net loss per share attributable to common stockholders in conformity with ASC 260, “Earnings per Share.” Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period without consideration for potentially dilutive securities as they do not share in losses. The diluted net loss per share attributable to common stockholders is computed giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock, common stock warrants, common stock convertible notes, and unvested restricted stock units are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as the effect is antidilutive.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

3.	Revenue

Revenue by geography is generally based on the address of the customer as defined in the Company’s agreement. The following table sets forth revenue by geographic area (in thousands):

	Three Months Ended March 31,
	2022	2021
	(unaudited)
North America including the United States	$46,052	$20,786
Europe, Middle East and Africa	3,200	1,237
Other international regions	1,718	969

Total Revenue	$50,970	$22,992

4.	Deferred Revenue

Deferred revenue, which is a contract liability, consists primarily of payments received and accounts receivable recorded in advance of revenue recognition under the Company’s contracts with customers and is recognized as the revenue recognition criteria are met.

Deferred revenue consists of the following (in thousands):

	Subscription revenue	Hardware revenue	Other revenue	Total
Beginning balance as of December 31, 2020	$11,686	$—	$169	$11,855
Acquired deferred revenue	231	204	—	435
Additions to deferred revenue	88,498	590	2,021	91,109
Recognized revenue in the period	(86,551)	(729)	(2,190)	(89,470)

Ending balance as of December 31, 2021	$13,864	$65	$—	$13,929

Acquired deferred revenue (unaudited)	3,714	5,194	—	8,908
Additions to deferred revenue (unaudited)	34,291	15,621	7,645	57,557
Recognized revenue in the period (unaudited)	(32,913)	(15,913)	(456)	(49,282)

Ending balance as of March 31, 2022 (unaudited)	$18,956	$4,967	$7,189	$31,112

5.	Costs Capitalized to Obtain Contracts

The Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. The Company determined that its costs to obtain contracts were both direct and incremental. These costs are attributable to the Company’s largest channel partners.

Renewal contracts are considered non-commensurate with new contracts as the Company pays a different commission rate for renewals. Accordingly, the guidance requires that specifically anticipated renewal periods should be taken into consideration in determining the required amortization period. Specifically, under the guidance of ASC 340-40, the Company is required to estimate the specifically anticipated renewals after the initial contract to which the initial commission asset relates. The total amortization period is then equal to the

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

initial contractual term plus all specifically anticipated renewals that relate to the initial commission asset. Based upon its assessment of historical data and other factors, the Company concluded that its average customer life was approximately two years to three years, depending on the subscription type, which is used as the amortization period for all capitalized contract acquisition costs for that subscription type.

The following table represents a roll forward of the Company’s Costs Capitalized to Obtain Contracts, net (in thousands)

Beginning balance as of December 31, 2020	$3,950
Acquired costs capitalized to obtain contracts	0
Additions to costs capitalized to obtain contracts	1,713
Amortization of deferred commissions	(4,014)

Ending balance as of December 31, 2021	$1,649

Acquired costs capitalized to obtain contracts (unaudited)	849
Additions to costs capitalized to obtain contracts (unaudited)	272
Amortization of deferred commissions (unaudited)	(936)

Ending balance as of March 31, 2022 (unaudited)	$1,834

Costs capitalized to obtain contracts, current	1,529
Costs capitalized to obtain contracts, net of current	305

Total costs capitalized to obtain contracts	$1,834

6.	Fair Value Measurements

The Company measures and reports certain financial instruments as assets and liabilities at fair value on a recurring basis. These liabilities, consisting of convertible notes to purchase shares of the Company’s common stock and contingent consideration, are considered Level 3 instruments.

The fair value of these instruments as of March 31, 2022 and December 31, 2021 are classified as follows (in thousands):

	As of March 31, 2022
	Level 1	Level 2	Level 3	Total
	(unaudited)
Liabilities:
Derivative liability	$—	$—	$483	$483
Convertible notes (Note 9)	—	—	10,813	10,813
Contingent consideration	—	—	5,500	5,500
Total	$—	$—	$16,796	$16,796

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liability	$—	$—	$1,396	$1,396
Convertible notes (Note 9)	—	—	12,293	12,293
Contingent consideration	—	—	9,500	9,500

Total	$—	$—	$23,189	$23,189

The change in fair value of the convertible notes and contingent liability were as follows (in thousands):

	As of March 31, 2022
	Derivative liability	Convertible notes (Note 9)	Contingent consideration
	(unaudited)
Fair value, beginning of the year	$1,396	$12,293	$9,500
Issuance of revesting notes	—	95
Changes in fair value	(913)	(1,575)	(4,000)

Fair value, end of quarter	$483	$10,813	$5,500

	As of December 31, 2021
	Derivative liability	Convertible notes (Note 9)	Contingent consideration
Fair value, beginning of the year	$—	$—	$—
Issuance of derivative liability	663	—	—
Issuances of convertible notes	—	11,597	—
Issuance of revesting notes	—	186	—
Issuance of contingent consideration	—	—	5,900
Changes in fair value	733	510	3,600

Fair value, end of year	$1,396	$12,293	$9,500

For the three months ended March 31, 2022, the Company recorded a loss associated with the change in fair value of the derivative liability and convertible notes of $0.9 million and $1.6 million, respectively. For the year ended December 31, 2021, the Company had recorded a loss associated with the change in fair value of the derivative liability and convertible notes of $0.7 million and $0.5 million, respectively. The amounts have been recorded in other (income)/expense in the consolidated statement of operations and comprehensive loss.

The Company has recorded a gain associated with the change in fair value of the contingent consideration of $4.0 million and $0 million for the three months ended March 31, 2022 and March 31, 2021, respectively, in general and administrative expense in the consolidated statement of operations and comprehensive loss.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

7.	Business Combinations

Jiobit, Inc.

On September 1, 2021, the Company completed the acquisition of Jiobit, a privately held consumer electronics company that specializes in the production of low powered sensors and wearables. The company is based in Chicago, Illinois with an additional development center in Silicon Valley, California and was founded in 2015. Jiobit has developed a small and long-lasting tracking solution. The mobile app, which is run through a wireless subscription service, offers a comprehensive set of monitoring and notification features. The addition of Jiobit is expected to strengthen and extend the Company’s market leadership position by leveraging Jiobit’s developed technology and customer relationships to accelerate the Company’s own product development and augment the Company with a critical mass of talent with strong tracking/wearables experience. The aggregate purchase consideration was $43.2 million, of which $7.3 million was paid in cash, $5.9 million of contingent consideration was payable upon reaching certain operational goals for 2021 and 2022, $11.6 million representing the fair value of convertible notes (the “September 2021 Convertible Notes”), $4.0 million representing forgiveness of Jiobit’s convertible debt held by the Company, $0.6 million comprised of 25,245 vested common stock options issued to Jiobit employees (“replacement awards”), and $13.8 million comprised of 674,516 shares of the Company’s common stock. Of the consideration transferred, $0.2 million in cash was placed in an indemnity escrow fund to be held for fifteen months after the acquisition date for general representations and warranties.

The September 2021 Convertible Notes issued as part of the purchase consideration can be converted to common stock at any time subsequent to the acquisition at a fixed conversion price of $22.50 per share. On each of the first three annual anniversaries of the issuance date of the September 2021 Convertible Notes, the Company will repay 1/3rd of the unconverted principal plus accrued interest to the holders of such notes. Upon a change of control, the holder may elect to either convert at the fixed conversion price of $22.50 per share or be repaid in full. The Company has elected the fair value option and will remeasure the September 2021 Convertible Notes at their fair value on each reporting date and reflect the changes in fair value in earnings. The estimated fair value of the September 2021 Convertible Notes is determined using a combination of the present value of the cash flows and the Black-Scholes option pricing model using assumptions as follows:

As of December 31,
2021
Principal	$11,206
Interest rate	4.5%
Common stock fair value per share	21.16
Conversion price per share	22.50
Risk-free interest rate	0.88%
Time to exercise (in years)	2.7
Volatility	43%
Annual dividend yield	0%

A total of $6.2 million was excluded from purchase consideration which consists of $1.9 million comprised of 91,217 shares of the Company’s common stock (“Revesting Stock” – Note 14) and $1.6 million comprised of convertible notes (“Revesting Notes”) issued to key employees, retention bonuses of $1.0 million, and $0.5 million comprised of 43,083 unvested common stock options issued to Jiobit employees (“Unvested Replacement Awards – Note 14). The Company incurred transaction related expenses of $1.0 million, which

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

were expensed as incurred and recorded under general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The Revesting Stock and Revesting Notes are restricted and vest with continuous employment of certain key employees over a 3-year period subsequent to the acquisition. The Revesting Stock is recognized in general and administrative as the Revesting Stock vests. The Company recorded $0.2 million and $0 million as stock-based compensation included in general and administrative expense related to the vesting of the Revesting Stock for the three months ended March 31, 2022 and March 31, 2021, respectively.

The Company records the Revesting Notes at fair value and will remeasure the Revesting Notes at fair value on each reporting date. The Revesting Notes are recognized in general and administrative expense. As the Revesting Notes vest, the changes in fair value are recorded as general and administrative expense with a corresponding entry to convertibles notes. The estimated fair value of the Revesting Notes is determined using a combination of the present value of the Revesting Notes cash flows and the Black-Scholes option pricing model. The terms of the Revesting Notes are consistent with the terms of the September 2021 Convertible Notes. The Company recorded $0.3 million and $0 million as general and administrative and expense related to the changes in fair value of Revesting Notes during the three months ended March 31, 2022 and March 31, 2021, respectively.

The retention bonuses are recognized in the consolidated balance sheet and vest monthly over a period of 24 months and require continuous employment. The expense associated with the Unvested Replacement Awards is recognized as stock-based compensation ratably over the remaining service period.

The 2021 and 2022 contingent consideration is based on the achievement of a Qualifying Units Sold Target for the period January 1, 2021 through December 31, 2021 (“2021 Contingent Consideration”) and for the period January 1, 2022 through December 31, 2022 (“2022 Contingent Consideration”, collectively, “Contingent Consideration”). The Contingent Consideration consists of 301,261 and 451,891 shares for 2021 and 2022, respectively, with the amount paid equal to the attainment relative to target in each year and settled in shares of the Company’s common stock. The Contingent Consideration shares payable is determined based on the percentage achievement relative to the target in each period, respectively, with greater than 100% attainment resulting in 100% payment, 90% to 100% attainment resulting in the number of shares equal to the percentage attainment, and less than 90% attainment equal to no consideration. The Contingent Consideration is held at fair value with changes in fair value recognized in general and administrative expense. The estimated fair value of the Contingent Consideration is determined by using a Monte Carlo Simulation scenario-based analysis that estimates the fair value of the Contingent Consideration based on the probability-weighted present value of the expected future cash flows, considering possible outcomes based on actual and forecasted results. The estimated fair value of the 2021 and 2022 Contingent Consideration upon issuance was $0.1 million and $5.8 million, respectively. The estimated fair value of the 2021 and 2022 Contingent Consideration as of December 31, 2021 was $6.3 million and $3.1 million, respectively. The Company recorded a $4.0 million gain as general and administrative expense related to the change in the fair value of the Contingent Consideration during the three months ended March 31, 2022.

The acquisition was accounted for as a business combination and the total purchase consideration was allocated to the net tangible and intangible assets and liabilities based on their fair values on the acquisition date and the excess was recorded to goodwill. The provisional values assigned to the assets acquired and liabilities assumed are based on preliminary estimates of fair value available as of the date of these financial statements and may be adjusted during the measurement period of up to 12 months from the date of acquisition. Any changes in the fair

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

values of the assets acquired and liabilities assumed during the measurement period may result in adjustments to goodwill.

The assets acquired and liabilities assumed in connection with the acquisition were recorded at their fair value on the date of acquisition as follows (in thousands):

Fair Value
Net tangible assets	$5,986
Intangible assets	8,400
Goodwill	30,363
Liabilities assumed	(1,551)

Total acquisition consideration	$43,198

The following table sets forth the components of identifiable intangible assets acquired (in thousands) and their estimated useful lives as of the date of acquisition:

	Fair Value	Estimated Useful Life (in years)
Developed technology	$4,030	5
Trade name	3,380	10
Customer relationships	990	10

Total identified intangible assets	$8,400

Goodwill represents the future economic benefits arising from other assets that could not be individually identified and separately recognized, such as the acquired assembled workforce of Jiobit. In addition, goodwill represents the future benefits as a result of the acquisition that will enhance the Company’s product available to both new and existing customers and increase the Company’s competitive position. The goodwill is not deductible for tax purposes.

The Company estimated and recorded a net deferred tax liability of $0.1 million after offsetting the acquired available tax attributes with the intangible assets shown in the table above. Refer to Note 15 “Income Taxes” for discussion of the partial release of the Company’s valuation allowance relating to the deferred tax liability.

The results of operations of Jiobit are included in the accompanying consolidated statements of operations and comprehensive loss from the date of acquisition.

Tile, Inc.

On January 5, 2022, the Company completed the acquisition of Tile, Inc. (“Tile”), a privately held consumer electronics company. The company is based in San Mateo, California and was founded in 2012. Tile is a smart location company, with a Bluetooth enabled device that works in tandem with the Tile Application (the “Application”), to enable its customers to locate Tiled objects. Tile offers a comprehensive list of products to use with the application, along with optional subscription services to enhance features offered for Tile products. The addition of Tile is expected to strengthen and extend Life360’s market leadership position by leveraging Tile’s

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

developed technology and customer relationships to accelerate the Company’s own product development and augment the Life360 team with a critical mass of talent with strong tracking for misplaced things. The aggregate purchase consideration was $173.5 million, of which $158.0 million was paid in cash and $15.4 million paid in equity. The $15.4 million in equity was comprised of 780,593 shares of the Company’s common stock valued on the date of acquisition and 534,465 shares of common stock contingent consideration which was promised upon reaching certain operational goals. Of the consideration transferred, $14.1 million in cash and 84,524 common shares were placed in an indemnity escrow fund to be held for fifteen months after the acquisition date for general representations and warranties.

A total of $35 million was excluded from purchase consideration which consists of retention consideration of 1,499,349 shares of retention restricted stock units valued at $29.6 million, $0.4 million related to 38,730 vested common stock options issued to Tile employees (“replacement awards”) as stock-based compensation on the acquisition date and change in control bonuses of $3 million which were recognized as compensation expense on the unaudited condensed consolidated statements of operations on the acquisition date. The Company incurred transaction related expenses of $1.7 million, which were recorded under general and administrative expenses in the consolidated statements of operations. The remaining costs excluded from purchase consideration were a result of 1,561 shares granted to key employee and vested based continued employment and 4,784 shares of contingent consideration granted to a key employee and vested based on continued employment.

Of the 1,499,349 shares of retention restricted stock units, 787,446 shares valued at $15.6 million contain performance vesting criteria based on the achievement of certain company milestones, and vest over a two-year period. The remaining retention restricted stock units of 711,903 shares vest over a two-to-four-year period.

The contingent consideration is based on the achievement of the Company’s achievement certain targets for revenue and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the fourth quarter of calendar year 2021 and the first quarter of calendar year 2022. The Company determined that the criteria to satisfy the contingent consideration was not met, and as such, no value was ascribed to the contingent consideration.

The acquisition was accounted for as a business combination and the total purchase consideration was allocated to the net tangible and intangible assets and liabilities based on their fair values on the acquisition date and the excess was recorded to goodwill. The provisional values assigned to the assets acquired and liabilities assumed are based on preliminary estimates of fair value available as of the date of these financial statements and certain assets and liabilities may be subject to adjustment during the measurement period of up to 12 months from the date of acquisition including, but not limited to, intangible assets, certain reserves and income taxes. Any changes in the fair values of the assets acquired and liabilities assumed during the measurement period may result in adjustments to goodwill.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

The assets acquired and liabilities assumed in connection with the acquisition were recorded at their fair value on the date of acquisition as follows (in thousands):

Fair Value
Cash	$32,997
Restricted cash	1,050
Accounts receivable	27,826
Prepaid expenses and other current assets	5,004
Inventory	7,523
Property and equipment	570
Prepaid expenses and other assets, noncurrent	482
Intangible assets	52,700
Goodwill	102,021
Accounts payable	(23,197)
Accrued expenses and other current liabilities	(24,613)
Deferred revenue	(8,908)

Total acquisition consideration	$173,455

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value (in thousands)	Estimated Useful Life (in years)
Developed technology	$18,400	5
Trade name	20,000	10
Customer relationships	14,300	8

Total identified intangible assets	$52,700

Goodwill represents the future economic benefits arising from other assets that could not be individually identified and separately recognized, such as the acquired assembled workforce of Tile. In addition, goodwill represents the future benefits as a result of the acquisition that will enhance the Company’s product available to both new and existing customers and increase the Company’s competitive position. The goodwill is not deductible for tax purposes.

The results of operations of Tile are included in the accompanying consolidated statements of operations from the date of acquisition. The operating results of Tile for the 2022 pre-acquisition period were immaterial and therefore pro forma financial disclosures have been omitted.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

8.	Balance Sheet Components

Accounts receivable, net

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Accounts receivable	$22,537	$11,772
Allowance for doubtful accounts	(94)	—

Accounts receivable, net	$22,443	$11,772

Inventory

Inventory consists of the following (in thousands):

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Raw materials	$1,592	$1,298
Finished goods	9,007	711

Total inventory	$10,599	$2,009

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Prepaid expenses	$10,894	$9,798
Other receivables	2,775	792

Total prepaid expenses and other current assets	$13,669	$10,590

Prepaid expenses primarily consist of certain cloud platform and customer service program costs. Other receivables primarily consist of future tax refunds and deposits held by retail partners.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Computer equipment	$671	$479
Leasehold improvements	1,007	923
Production manufacturing equipment	624	378
Furniture and fixtures	431	422

Total Property and equipment, gross	2,733	2,202
Less: accumulated depreciation	(1,953)	(1,622)

Total property and equipment, net	$780	$580

Depreciation expense was $0.1 million and $0.1 million for the three months ended March 31, 2022 and March 31, 2021, respectively.

Prepaid Expenses and Other Assets, noncurrent

Prepaid expenses and other assets, noncurrent consist of the following (in thousands):

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Prepaid expenses	$2,972	$3,324
Investment in affiliate	5,474	—
Other assets	872	367
Software development costs	159	—

Total prepaid expenses and other assets, noncurrent	$9,477	$3,691

Prepaid expenses primarily consist of cloud platform costs. Investment in affiliate relates to warrants to purchase shares of common stock of a current Data Revenue Partner. Refer to Note 3 “Revenue” for additional information.

Leases

The Company currently leases real estate space under non-cancelable operating lease agreements for its corporate headquarters in San Francisco, San Mateo and San Diego, California and Chicago, Illinois. The operating leases have remaining lease terms ranging from 1 to 4 years, some of which include the option to extend the lease.

The Company has recognized operating ROU assets, short term and long-term lease liabilities of $2.6 million, $2.5 million, and $0.2 million in “Prepaid expenses and other assets, noncurrent”, “Accrued expenses and other liabilities” and “other noncurrent liabilities”, respectively, on the Company’s consolidated balance sheet as of March 31, 2022.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

The Company has recognized operating ROU assets, short term and long-term lease liabilities of $1.6 million, $1.6 million, and $0.3 million in “Prepaid expenses and other assets, noncurrent”, “Accrued expenses and other liabilities” and “other noncurrent liabilities”, respectively, on the Company’s consolidated balance sheet as of December 31, 2021.

The Company did not have any finance leases as of March 31, 2022 or December 31, 2021.

Operating lease costs were as follows (in thousands):

	Three Months Ended March 31,
	2022	2021
	unaudited
Operating lease cost (1)	$394	$355

(1)	Amounts include short-term leases, which are immaterial.

As of March 31, 2022, the weighted-average remaining term of the Company’s operating leases was 1.31 years and the weighted-average discount rate used to measure the present value of the operating lease liabilities upon acquisition of Tile, Inc. on January 5, 2022 was 5%.

As of December 31, 2021, the weighted-average remaining term of the Company’s operating leases was 1.3 years and the weighted-average discount rate used to measure the present value of the operating lease liabilities was 4.75% as of adoption date of January 1, 2020.

Maturities of the Company’s operating lease liabilities, which do not include short-term leases, as of March 31, 2022 were as follows (in thousands):

Operating leases
Remainder of 2022	$1,807
2023	932
2024	61

Total future minimum lease payments	2,800
Less imputed interest	(89)
Total lease liability	$2,711

Maturities of the Company’s operating lease liabilities, which do not include short-term leases, as of December 31, 2021 were as follows (in thousands):

Operating leases
2022	$1,628
2023	237
2024	61

Total future minimum lease payments	1,926
Less imputed interest	(63)
Total lease liability	$1,863

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Payments for operating leases included in cash from operating activities were $0.6 million and $0.4 million for the three months ended March 31, 2022 and 2021, respectively.

Intangible Assets, net

Intangibles, net consists of the following (in thousands):

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Intellectual property	$225	$225
Licenses	237	237
Developed technologies	255	255
Trade name	23,380	3,380
Technology	22,430	4,030
Customer relationships	15,290	990

Total intangible assets, gross	61,817	9,117
Less: accumulated amortization	(3,209)	(1,131)

Total intangible assets, net	$58,608	$7,986

Amortization expense was $2.1 million and $0 million for the three months ended March 31, 2022 and March 31, 2021, respectively.

As of March 31, 2022, estimated remaining amortization expense for intangible assets by fiscal year is as follows (in thousands):

Amount
(unaudited)
Remainder of 2022	$6,533
2023	8,711
2024	8,711
2025 and beyond	34,655

Total future amortization expense	$58,608

As of March 31, 2021 there was no estimated remaining amortization expense for intangible assets.

The detail of intangible assets, net is as follows (in thousands):

	As of March 31, 2022
	Intellectual property	Licenses	Developed technologies	Trade name	Technology	Customer relationships
Total intangible assets	$225	$237	$255	$23,380	$22,430	$15,290
Less accumulated amortization	(225)	(237)	(255)	(670)	(1,341)	(481)

Total intangible assets, net	$—	$—	$—	$22,710	$21,089	$14,809

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

	As of December 31, 2021
	Intellectual property	Licenses	Developed technologies	Trade name	Technology	Customer relationships
Total intangible assets	$225	$237	$255	$3,380	$4,030	$990
Less accumulated amortization	(225)	(237)	(255)	(113)	(268)	(33)

Total intangible assets, net	$—	$—	$—	$3,267	$3,762	$957

Goodwill

Goodwill consists of the following (in thousands):

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Beginning balance	$31,127	$764
Acquisitions	102,021	30,363

Total goodwill	$133,148	$31,127

Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following (in thousands):

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Accrued vendor expenses	$11,678	$7,478
Accrued compensation	6,543	1,324
Customer related promotions and discounts	4,835	—
Lease liability	2,478	1,574
Other current liabilities	3,081	171

Total accrued expenses and other liabilities	$28,615	$10,547

Other current liabilities primarily relate to warranty liabilities related to the Company’s hardware tracking devices.

Escrow Liability

The escrow liability relates to restricted cash associated with the Tile, Inc. acquisition placed in an indemnity escrow fund to be held for fifteen months after the acquisition date for general representations and warranties. The balance was included within total consideration transferred.

As of March 31, 2022 the total escrow liability was $14.1 million and is included within long term liabilities. No escrow liability was recorded as of December 31, 2021.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Other Non-Current Liabilities

Other non-current liabilities consist of the following (in thousands):

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Other deposit liabilities	$1,172	$916
Lease liability	233	289

Total other noncurrent liabilities	$1,405	$1,205

9.	Convertible Notes

In July 2021, the Company issued convertible notes (“July 2021 Convertible Notes”) to investors with an underlying principal amount of $2.1 million. The July 2021 Convertible Notes accrue simple interest at an annual rate of 4% and mature on July 1, 2026. The July 2021 Convertible Notes may be settled under the following scenarios at the option of the holder: (i) at any time into common shares equal to the conversion amount of outstanding principal and any accrued but unpaid interest divided by the conversion price of $11.96; (ii) at the option of the holder upon a liquidation event a) paid in cash equal to the outstanding principal and any accrued but unpaid interest or b) into common shares equal to the conversion amount of outstanding principal and any accrued but unpaid interest divided by the conversion price of $11.96; or (iii) upon maturity, settlement in cash at the outstanding accrued interest and principal amount.

Certain conversion and redemption features of the July 2021 Convertible Notes were determined to not be clearly and closely associated with the risk of the debt-type host instrument and were required to be separately accounted for as derivative financial instruments. The Company bifurcated these embedded conversion and redemption (“embedded derivatives”) features and classified these as liabilities measured at fair value. The fair value of the derivative liability of $0.7 million was recorded separate from the July 2021 Convertible Notes with an offsetting amount recorded as a debt discount. The debt discount is amortized over the estimated life of the debt using the straight-line method, as the value attributable to the July 2021 Convertible Notes was zero upon issuance.

As of December 31, 2021 the unamortized amount and net carrying value of the July 2021 Convertible Notes is $1.9 million and $0.2 million, respectively. The amount by which July 2021 Convertible Notes if-converted value exceeds its principal is $1.6 million as of December 31, 2021.

As of March 31, 2022 the unamortized amount and net carrying value of the July 2021 Convertible Notes is $1.8 million and $0.3 million, respectively. The amount by which July 2021 Convertible Notes if-converted value exceeds its principal is $0.2 million as of March 31, 2022.

In connection with the July 2021 Convertible Notes, the Company issued warrants to purchase 88,213 shares of the Company’s common stock with an exercise price of $0.01 per share and a term of one year (Warrant Tranche 1), 44,106 shares of the Company’s common stock with an exercise price of $11.96 per share and a term of 5 years (Warrant Trance 2), and 44,106 shares of the Company’s common stock which is exercisable starting twelve months from the issuance date with an exercise price of $11.96 per share and a term of 5 years (Warrant Tranche 3).

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

The fair value of the warrants was determined using the Black-Scholes option-pricing method, with the following assumptions:

	Warrants Tranche 1	Warrants Tranche 2	Warrants Tranche 3
Fair market value of common stock	$15.36	$15.36	$15.36
Expected dividend yield	—%	—%	—%
Risk-free interest rate	0.09%	0.89%	0.89%
Expected volatility	52.0%	47.4%	47.4%
Expected term (in years)	1	5	5

The warrants were recorded to additional paid-in capital during the year ended December 31, 2021. The relative fair value of the warrants issued in connection with the July 2021 Convertible Notes was $0.8 million and was recorded as a debt discount that is being amortized to interest expense under the straight-line method over the term of respective convertible notes.

As a result of the beneficial conversion feature associated with the July 2021 Convertible Notes, $0.6 million was added to additional paid-in capital during the year ended December 31, 2021. The beneficial conversion feature was recorded as a debt discount and is being amortized to interest expense under the straight-line method over the term of the respective notes.

The Company recognized a total of $0.2 million and $0.3 million in non-cash interest expense related to the July 2021 Convertible Notes during the year ended December 31, 2021 and for the three months ended March 31, 2022, respectively.

The Company has also issued convertible notes, September 2021 Convertible Notes, in connection with an acquisition. Refer to Note 7 “Business Combinations” for further details.

Convertible notes, current and noncurrent consist of the following (in thousands):

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Convertible notes, current:
September 2021 Convertible Notes	$3,694	$4,160
Revesting Notes	99	62
Convertible notes, noncurrent:
July 2021 Convertible Notes	317	213
September 2021 Convertible Notes	6,838	7,947
Revesting Notes	183	124

Total convertible notes	$11,131	$12,506

10.	Derivative Liability

The Company’s derivative liability represents embedded share-settled redemption features bifurcated from its July 2021 Convertible Notes and is carried at fair value. The changes in the fair value of the derivative liability are recorded in other (income)/expense of the Company’s consolidated statements of operations and comprehensive loss.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. Since derivative financial instruments are initially and subsequently carried at fair value, the Company’s income will reflect the volatility in these estimate and assumption changes.

The features embedded in the July 2021 Convertible Notes are combined into one compound embedded derivative. The fair value of the embedded derivative was estimated based on the present value of the redemption discount applied to the principal amount of the July 2021 Convertible Notes adjusted to reflect the weighted probability of exercise. The discount rate was based on the risk-free interest rate.

Upon the issuance of the convertible notes, the Company recorded a derivative liability of $0.7 million at fair value using inputs classified as Level 3 in the fair value hierarchy. Refer to Note 6 “Fair Value Measurements” for further details.

11.	Commitments and Contingencies

Purchase Commitments

The Company has certain commitments from outstanding purchase orders primarily related to technology support, facilities, marketing and branding and professional services. These agreements, which total $16.3 million for the three months ended March 31, 2022 and $11.0 million for the year ended December 31, 2021 and are cancellable at any time with the Company required to pay all costs incurred through the cancellation date.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. The Company is not subject to any current pending legal matters or claims that would have a material adverse effect on its financial position, results of operations or cash flows.

Indemnification

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. No amounts associated with such indemnifications have been recorded to date.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Litigation

On March 12, 2019, a former competitor of Tile, Cellwitch, Inc, filed a patent infringement claim against the Company in the US District Court, Northern District of California (“Court”). On May 2, 2019, the Company filed a motion to dismiss the case. The plaintiff amended its complaint on May 16, 2019, and the Company filed a renewed motion to dismiss the amended complaint on May 30, 2019. On November 21, 2019, the Court issued an order denying Tile’s motion to dismiss the case but finding the underlying patent to be directed to an abstract idea. On December 5, 2019, Tile filed an inter partes review petition with the Patent Trial and Appeal Board (“PTAB”) challenging the validity of the patent. On December 24, 2019, Tile filed a motion to stay pending the review of the patent. On January 17, 2020, the Court granted Tile’s motion to stay and ordered the parties to file a joint status report on June 30, 2020. Both parties appealed the PTAB’s Final Written Decision on Tile’s inter partes review petition, which was affirmed on May 13, 2022.

Separately, another former competitor of Tile, Linquet Technologies, also sued Tile for patent infringement. In mid-September 2021, the Court dismissed Linquet Technologies’ complaint in its entirety with leave to amend, although stating that given the patent at issue the Court did not believe they could state a valid claim. Linquet filed their amended complaint on October 8, 2021. The Company moved to dismiss the claim on October 22, 2021. An inter partes review petition with the PTAB is currently pending. The Company’s second motion to dismiss is currently pending. Meanwhile, on November 17, 2021, the US Patent and Trademark Office granted Tile’s institution of inter partes review as to all claims of the Linquet patent which is currently pending.

The Company is unable to predict the outcome of the above matters or estimate the range of possible loss, if any. Although the proceedings are subject to uncertainties inherent in the litigation process and the ultimate disposition of these proceedings is not presently determinable, the Company intends to vigorously defend the matters

12.	Common Stock

As of December 31, 2021 and March 31, 2022, the Company was authorized to issue up to 100,000,000 shares of par value $0.001 per share common stock.

As of December 31, 2021 and March 31, 2022, the Company had 108,592 shares of common stock subject to the Company’s right to repurchase.

The Company has also issued shares of common stock as a result of stock option exercises throughout its existence. Common stockholders are entitled to dividends when and if declared by the Board of Directors subject to the prior rights of the preferred stockholders. The holder of each share of common stock is entitled to one vote. The common stockholders voting as a class are entitled to elect three members to the Company’s Board of Directors. No dividends have been declared in the Company’s existence.

In December 2021, the Company issued a total of 7,779,014 common shares raising proceeds before issuance costs of $198.7 million.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

The Company had reserved shares of common stock, on an as if converted basis, for issuance as follows:

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)

Issuances under stock incentive plan	7,879,793	6,972,376
Issuances upon exercise of common stock warrants	205,109	272,001
Issuances upon vesting of restricted stock units	5,341,004	2,523,122
Issuances of convertible notes	—	686,926
Shares reserved for shares available to be granted but not granted yet	2,953,884	4,071,403

	16,379,790	14,525,828

13.	Warrants

As of December 31, 2021 and March 31, 2022, the Company had outstanding warrants to purchase 272,001 and 205,109 shares of Company common stock, respectively with exercise prices ranging from $0.01 to $11.96 and expiry dates ranging from 2022 to 2028. Refer to Note 9 “Convertible Notes” for further details.

14.	Equity Incentive Plan

2011 Equity Incentive Plan

The Company’s 2011 Stock Plan was originally adopted by our Board of Directors on July 27, 2011 and our stockholders on October 11, 2011, and most recently amended by our Board on September 7, 2018 and our stockholders (as restated, the “Plan”). The Plan allows us to grant restricted stock units, restricted stock and stock options to employees and consultants of the Company and any of the Company’s parent, subsidiaries, or affiliates, and to the members of our Board of Directors. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options, or ISOs, may be granted only to employees of the Company or any of the Company’s parent or subsidiaries (including officers and directors who are also employees). Nonqualified stock options, or NSOs, may be granted to any person eligible for grants under our Plan.

Under the Plan, the Board of Directors determines the per share exercise price of each stock option, which for ISOs shall not be less than 100% of the fair market value of a share on the date of grant; provided that the exercise price of an ISO granted to a stockholder who at the time of grant owns stock representing more than 10% of the voting power of all classes of stock (a “10% stockholder”) shall not be less than 110% of the fair market value of a share on the date of grant.

The Board of Directors determines the period over which options vest and become exercisable. Options granted to new employees generally vest over a 4-year period: 25% of the shares vest on the first anniversary from the vesting commencement date of the option and an additional 1/48th of the shares vest on each monthly anniversary thereafter, subject to the employee’s continuous service through each vesting date. Options granted to continuing employees generally vest monthly over a 4-year period.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

The Board of Directors also determines the term of options, provided the maximum term for ISOs granted to a 10% stockholder must be no longer than 5 years from date of grant and the maximum term for all other options must be no longer than 10 years from date of grant. If an option holder’s service terminates, options generally terminate 3 months from the date of termination except under certain circumstances such as death or disability.

The following summary of stock option activity for the periods presented is as follows:

	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance as of December 31, 2020	7,794,313	$4.30	8.00	$34,869
Options granted	1,416,329	13.05
Options exercised	(1,056,352)	3.19
Options cancelled/forfeited	(1,181,914)	7.85

Balance as of December 31, 2021	6,972,376	5.61	6.71	108,426

Exercisable as of December 31, 2021	4,738,526	4.15	6.74	80,608

Options granted (unaudited)	1,232,473	10.59
Options exercised (unaudited)	(279,249)	5.34
Options cancelled/forfeited (unaudited)	(45,807)	7.07

Balance as of March 31, 2022 (unaudited)	7,879,793	6.83	7.59	50,585

Exercisable as of March 31, 2022 (unaudited)	4,860,304	$4.32	6.72	$43,515

As of March 31, 2022, the Company had 27,294,447 shares authorized for issuance and 2,953,884 shares available for issuance under the Plan. Stock options granted during the three months ended March 31, 2022 had a weighted average grant date fair value of $8.30 per share.

The intrinsic values of outstanding, vested, and exercisable options were determined by multiplying the number of shares by the difference in exercise price of the options and the fair value of the common stock as of March 31, 2022 of $13.25 per share, respectively. The intrinsic value of the options exercised represents the difference between the exercise price and the fair market value on the date of exercise.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

The following summary of Restricted Stock Units (RSU) activity for the periods presented is as follows:

	Number of Shares	Weighted average grant date fair value
Balance as of December 31, 2020	2,299,417	$6.52
RSU granted	1,678,982	14.86
RSU vested and settled	(819,295)	17.04
RSU cancelled/forfeited	(635,982)	7.97

Balance as of December 31, 2021	2,523,122	$11.53

RSU granted (unaudited)	3,162,346	13.39
RSU vested and settled (unaudited)	(198,029)	9.67
RSU cancelled/forfeited (unaudited)	(146,435)	11.57

Balance as of March 31, 2022 (unaudited)	5,341,004	$12.72

The number of RSUs vested and settled includes shares of common stock that the Company withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

Stock Options Granted to Employees

The fair value of the employee stock options granted is estimated using the Black-Scholes option-pricing model, based on the following assumptions:

	Three Months Ended March 31,	Year Ended December 31,
	2022	2021
	(unaudited)

Expected terms (in years)	4.03	4.24
Expected volatility	63%	49%
Risk-free interest rate	1.91%	0.68%
Expected dividend rate	0%	0%

Fair Value of Common Stock: As the Company’s stock is traded on the public market, the fair value on the date of the grant is used.

Expected Term: The expected term for employees is based on the simplified method, as the Company’s stock options have the following characteristics: (i) granted at-the-money; (ii) exercisability is conditional upon service through the vesting date; (iii) termination of service prior to vesting results in forfeiture; (iv) limited exercise period following termination of service; and (v) options are non-transferable and non-hedgeable, or “plain vanilla” options, and the Company has limited history of exercise data. The expected term for non-employees is based on the remaining contractual term.

Expected Volatility: As the Company has limited historical trading data regarding the volatility of its common stock, the expected volatility is based on volatility of a Company of similar entities and the Company’s trading data since IPO. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

size. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

Risk-Free Interest Rate: The risk-free interest rate is based on U.S. Treasury constant maturity rates with remaining terms similar to the expected term of the options.

Expected Dividend Rate: The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, an expected dividend rate of zero is used in the valuation model.

Forfeitures: The Company accounts for forfeitures as they occur.

Equity Awards Issued in Connection with Business Combinations

Jiobit, Inc.

In connection with the Jiobit transaction in September 2021, the Company issued 91,217 shares of restricted common stock with an aggregate fair value of $1.9 million to be recognized as post combination stock-based compensation ratably with continuous employment of certain employees over a 3-year period.

As of December 31, 2021, there was $1.7 million of unrecognized compensation expense related to this restricted common stock which is expected to be recognized over the remaining weighted average life of 2.7 years. As of March 31, 2022, there was $1.5 million of unrecognized compensation expense related to the restricted common stock which is expected to be recognized over the remaining weighted average life of 2.4 years.

Additionally, the Company granted 43,083 service-based stock options under the Plan to certain Jiobit employees with an aggregate fair value of $0.5 million which vests ratably over the requisite service period. As of December 31, 2021, there was $0.5 million of unrecognized compensation expense related to unvested assumed stock options, which is expected to be recognized over the remaining weighted average life of 2.0 years. As of March 31, 2022, there was $0.4 million of unrecognized compensation expense related to unvested assumed stock options, which is expected to be recognized over the remaining weighted average life of 2.6 years.

Tile, Inc.

In connection with the Tile transaction in January 2022, the Company issued 1,499,349 shares of retention restricted stock units with an aggregate fair value of $29.6 million. Of the 1,499,349 shares of retention restricted stock units, 787,446 shares valued at $15.6 million contained performance vesting criteria based on the achievement of certain company milestones during the first quarter of 2022, and vest over a two-year period. As of March 31, 2022, the vesting criteria had not been met and all 787,446 restricted stock units were forfeited. The remaining 711,903 retention restricted stock units vest over a two-to-four-year period. As of March 31, 2022, there was $12.6 million of unrecognized compensation expense related to the retention restricted stock units which is expected to be recognized over the remaining weighted average life of 2.2 years.

The Company also issued 38,730 vested common stock options to Tile employees as stock-based compensation on the acquisition date. The aggregate fair value of $0.4 million was recognized as compensation expense on the date of acquisition.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

A total of 694,672 shares of common stock with an aggregate fair value of $13.7 million were issued to Tile shareholders as part of purchase consideration. All $13.7 million was expensed on the date of acquisition.

A total of 1,561 shares of common stock with an aggregate fair value of $0.03 million were issued to a key employee the vesting of which is subject to continued employment over a 30-month period. As of March 31, 2022, there was $0.03 million of unrecognized compensation expense related to unvested restricted stock units which is expected to be recognized over the remaining 2 years.

A total of 694,672 shares of common stock were issued as part of consideration transferred and were placed in an indemnity escrow fund to be held for fifteen months after the acquisition date for general representations and warranties. The aggregate fair value of $1.7 million was recognized as compensation expense on the date of the acquisition.

Stock-Based Compensation

Stock-based compensation expense was allocated as follows (in thousands):

	Three Months Ended March 31,
	2022	2021
	(unaudited)
Cost of revenue	$222	$118
Research and development	3,591	1,448
General and administrative	1,439	519
Sales and marketing	843	114

Total stock based compensation expense	$6,095	$2,199

As of December 31, 2021, there was total unrecognized compensation cost for outstanding stock options of $7.0 million to be recognized over a period of approximately 2.6 years. As of March 31, 2022, there was total unrecognized compensation cost for outstanding stock options of $11.4 million to be recognized over a period of approximately 2.98 years.

As of December 31, 2021, there was unrecognized compensation cost for outstanding restricted stock units of $26.6 million to be recognized over a period of approximately 3.2 years. As of March 31, 2022, there was unrecognized compensation cost for outstanding restricted stock units of $55 million to be recognized over a period of approximately 3.1 years.

There were no capitalized stock-based compensation costs or recognized stock-based compensation tax benefits during the year ended December 31, 2021 or the three months ended March 31, 2022.

15.	Income Taxes

The provision for income taxes for interim periods is determined using an estimated annual effective tax rate in accordance with ASC 740-270, Income Taxes, Interim Reporting. The effective tax rate may be subject to fluctuations during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as valuation allowances against deferred tax assets, the recognition or de-recognition of tax benefits related to uncertain tax positions, if any, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

The Company recorded a benefit for income taxes of $0.1 million and $0 million for the periods ended March 31, 2022 and March 31, 2021, respectively. In accordance with ASC 805, a change in the acquirer’s valuation allowance that stems from a business combination should be recognized as an element of the acquirer’s income tax expense or benefit in the period of acquisition. Accordingly, in the three months ended March 31, 2022, the Company recorded a provisional $0.1 million partial release of its valuation allowance and a corresponding income tax benefit stemming from the Tile acquisition. The benefit was offset by a $50.0 thousand income tax expense for state income taxes.

The Company did not record any provision or benefit for income taxes for the three months ended March 31, 2021, as the Company had a full valuation allowance for the period presented. In addition, the net deferred tax assets generated from net operating losses are fully offset by a valuation allowance as the Company believes it is not more likely than not that the benefit will be realized.

16.	Related-Party Transactions

The Company has entered into secondary financing transactions and other transactions with certain executive officers and Board members of the Company. A summary of the transactions is detailed below:

Notes Due From Affiliates (Contra Equity)

In February 2016, the Company issued an aggregate of $0.6 million in secured partial recourse promissory notes (“partially secured loan”) to the Chief Executive Officer, Non-Executive Director (Previously President), Chief Operating Officer and an officer of the Company.

The Company accounted for the 2016 partially secured loan as consideration received for the exercise of the related equity award, because even after the original options are exercised or the shares are purchased, an employee could decide not to repay the loan if the value of the shares declines below the outstanding loan amount and could instead choose to return the shares in satisfaction of the loan. The result would be similar to an employee electing not to exercise an option whose exercise price exceeds the current share price. When shares are exchanged for a partially secured loan, the principal and interest are viewed as part of the exercise price of the “option” and no interest income is recognized. Additionally, compensation cost is recognized over any requisite service period, with an offsetting credit to additional paid-in capital. Periodic principal and interest payments, if any, are treated as deposit liabilities until the note is paid off, at which time, the note balance is settled and the deposit liability balance is transferred to additional paid-in capital. As of March 31, 2022 and December 31, 2021, the Company had deposit liability balances of $0.7 million, in connection with the 2016 partially secured loan and other early exercises of equity awards. Principal amounts due under the 2016 partially secured loan, or $1 million, are included in Notes Due From Affiliates as a reduction in stockholders’ equity on the balance sheets.

Other Related Party Transactions

Non-executive director, James Synge, is a Principal and Partner of Carthona Capital. During the year ended December 31, 2021, the Group entered into a consultancy agreement with non-executive director, James Synge. Under this agreement, Mr. Synge agreed to provide consultancy services to the Group in relation to capital raising matters. During the three months ended March 31, 2022, Mr. Synge received consideration of $100,000.

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

Annika Hulls is the spouse of the CEO and Executive Director, Chris Hulls. For the three months ended March 31, 2022, a cash payment of $6,500 was paid to Annika Hulls for services relating to a marketing campaign.

17.	Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all employees over the age of 21 years. Contributions made by the Company are voluntary and are determined annually by the Board of Directors on an individual basis subject to the maximum allowable amount under federal tax regulations. The Company has made no contributions to the plan since its inception.

18.	Net Loss Per Share Attributable to Common Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands):

	Three Months Ended March 31,
	2022	2021
	(unaudited)

Net loss attributable to common shareholders	$(25,222)	$(3,852)
Weighted-average shares used in computing net loss per share attributable to common shareholders, basic and diluted	61,193	50,119

Net loss per share attributable to common shareholders, basic and diluted	$(0.41)	$(0.08)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	As of March 31,	As of December 31,
	2022	2021
	(unaudited)
Issuances under stock incentive plan	7,879,793	6,972,376
Issuances upon exercise of common stock warrants	205,109	272,001
Issuances upon vesting of restricted stock units	5,341,004	2,523,122
Issuances of convertible notes	—	686,926
Shares reserved for shares available to be granted but not granted yet	2,953,884	4,071,403

	16,379,790	14,525,828

Life360, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Information as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 is unaudited)

19.	Subsequent Events

The Company evaluated its March 31, 2022 unaudited interim condensed consolidated financial statements for subsequent events through June 13, 2022, the date the unaudited interim condensed consolidated financial statements were originally issued.

Jiobit Contingent Consideration

In April 2022, the Board approved an amendment to the 2021 contingent consideration of the Jiobit acquisition. The 2021 contingent consideration has been amended to 50% of the total potential amount (376,576 shares of Life360 Common Stock in total).

Report of Independent Auditors

To the Management and Board of Directors of Tile, Inc.

We have audited the accompanying consolidated financial statements of Tile, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of March 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of stockholders’ deficit and of cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tile, Inc. and its subsidiaries as of March 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in fiscal year 2021. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

San Jose, California

November 11, 2021

Tile, Inc.

Consolidated Balance Sheets

March 31, 2021 and 2020

(in thousands, except per share values)

	March 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$35,587	$21,914
Restricted cash	400	—
Accounts receivable, net	7,780	6,108
Inventories	5,031	15,780
Deferred cost of revenue, current portion	3,677	3,257
Prepaid expenses and other current assets	2,667	4,935

Total current assets	55,142	51,994

Property and equipment, net	407	949
Intangible assets, net	322	537
Deferred cost of revenue, non-current portion	291	788
Other assets	385	522

Total assets	$56,547	$54,790

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$6,296	$3,577
Deferred revenues	8,880	7,198
Accrued liabilities	12,308	11,263
Accrued product returns	898	1,988
Term loan, current portion	6,850	—
Other current liabilities	1,632	1,046

Total current liabilities	36,864	25,072

Long-term debt, non-current portion, net	13,455	17,137
Warrant liability	579	598
Deferred revenues, non-current portion	636	1,241
Other long-term liabilities	39	105

Total liabilities	$51,573	$44,153

Commitments and contingencies (Note 6)

Redeemable convertible preferred stock: $0.0001 par value; 41,334 shares authorized as of March 31, 2021 and 2020; and 36,535 shares issued and outstanding as of March 31, 2021 and 2020, respectively (Liquidation value: $119,802 as of March 31, 2021 and 2020, respectively)	119,564	119,564

Stockholders’ deficit:
Common stock, 72,000 and 55,000 authorized shares, $0.0001 par value, 11,555 and 11,461 shares issued and outstanding as of March 31, 2021 and 2020	1	1
Additional paid-in capital	5,969	4,628
Accumulated deficit	(120,587)	(113,550)
Accumulated other comprehensive income (loss)	27	(6)

Total stockholders’ deficit	(114,590)	(108,927)

Total liabilities, convertible preferred stock and stockholders’ deficit	$56,547	$54,790

The accompanying notes are an integral part of these consolidated financial statements.

Tile, Inc.

Consolidated Statements of Operations

Years Ended March 31, 2021 and 2020

(in thousands, except share and per share data)

	March 31,
	2021	2020
Revenue
Hardware	$82,333	$83,063
Subscriptions and other	11,676	7,460

Total revenue	$94,009	$90,523
Cost of revenue
Cost of hardware	42,705	51,094
Cost of subscriptions and other	7,165	5,467

Total cost of revenue	49,870	56,561

Gross profit	44,139	33,962

Operating expenses:
Research and development	20,547	18,667
Sales and marketing	17,943	25,343
General and administrative	10,569	8,153

Total operating expenses	49,059	52,163

Operating loss	$(4,920)	$(18,201)
Interest expense	2,582	2,575
Loss on extinguishment of promissory note	—	516
Other (income)/expense, net	(401)	462

Loss before income tax (benefit) / expense	$(7,101)	$(21,754)

Income tax (benefit)/expense	(64)	69

Net loss	$(7,037)	$(21,823)

The accompanying notes are an integral part of these consolidated financial statements.

Tile, Inc.

Consolidated Comprehensive Statements of Operations

Years Ended March 31, 2021 and 2020

(in Thousands)

	March 31,
	2021	2020
Net loss	$(7,037)	$(21,823)
Other comprehensive income (loss)
Foreign currency adjustments	33	(6)

Comprehensive loss	$(7,004)	$(21,829)

The accompanying notes are an integral part of these consolidated financial statements.

Tile, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Years Ended March 31, 2021 and 2020

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of March 31, 2019	24,105	$72,841	11,282	$1	$3,414	$(91,727)	$—	$(88,312)
Exercise of stock options	—	—	179	—	126	—	—	126
Stock-based compensation expense	—	—	—	—	1,088	—	—	1,088
Issuance of Series C Preferred Stock at $3.7822, net of issuance costs of $290	11,065	41,562	—	—	—	—	—	—
Issuance of Series C-1 Preferred Stock at $3.7822, net of issuance costs of $0	1,365	5,161	—	—	—	—	—	—
Net loss	—	—	—	—	—	(21,823)	—	(21,823)
Cumulative translation adjustment	—	—	—	—	—	—	(6)	(6)

Balances as of March 31, 2020	36,535	$119,564	11,461	$1	$4,628	$(113,550)	$(6)	$(108,927)

Exercise of stock options	—	—	93	—	66	—	—	66
Stock-based compensation expense	—	—	—	—	1,275	—	—	1,275
Net loss	—	—	—	—	—	(7,037)	—	(7,037)
Cumulative translation adjustment	—	—	—	—	—	—	33	33

Balances as of March 31, 2021	36,535	$119,564	11,554	$1	$5,969	$(120,587)	$27	$(114,590)

The accompanying notes are an integral part of these consolidated financial statements.

Tile, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	March 31,
	2021	2020
Operating activities
Net loss	$(7,037)	$(21,823)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	939	1,319
Amortization of debt issuance costs	662	—
Stock-based compensation	1,275	1,088
Loss on extinguishment of promissory note	—	516
Interest on the conversion of promissory note to preferred stock	—	39
Loss on disposal of property and equipment	—	(23)
Changes in assets and liabilities:
Accounts receivable, net	(1,672)	4,728
Inventories	10,749	(9,049)
Deferred cost of revenue	77	(1,070)
Prepaid expenses and other current assets	2,268	(3,304)
Other assets	137	(320)
Accounts payable	2,725	(10,244)
Deferred revenue	1,077	1,902
Accrued liabilities	1,045	4,176
Accrued product returns	(1,090)	1,440
Other liabilities	520	(1,890)

Net cash provided by/(used in) operating activities	11,675	(32,515)

Investing activities
Purchase of property and equipment	(182)	(1,146)

Net cash used in investing activities	(182)	(1,146)

Financing activities
Proceeds from issuance of Series C preferred stock, net of issuance costs	—	41,562
Proceeds from issuance of promissory note	—	4,606
Payments on working capital line of credit, net	—	(2,335)
Proceeds from term loan	—	18,988
Repayment on term loan	—	(12,892)
Proceeds from PPP loan	2,506	—
Debt issuance costs on term loan	—	(1,851)
Warrants on borrowings on term loan	(19)	598
Proceeds from exercise of employee stock options	66	126

Net cash provided by financing activities	2,553	48,802

Foreign currency effect on cash and cash equivalents	27	(6)
Net increase in cash and cash equivalents	14,046	15,141
Cash, cash equivalents and restricted cash at beginning of year	21,914	6,779

Cash, cash equivalents and restricted cash at end of year	$35,987	$21,914

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated cash and cash equivalents	$35,587	$21,914
Restricted cash	400	—

Total cash, cash equivalents, and restricted cash	$35,987	$21,914

Supplemental cash flow information
Cash paid for interest	$1,838	$1,964

Cash paid for income taxes	$167	$68

Supplemental disclosure of noncash financing and investing activities
Conversion of promissory note to 1,364,564 shares of Series C-1 convertible preferred	$—	$4,645

The accompanying notes are an integral part of these consolidated financial statements.

Tile, Inc.

Notes to the Consolidated Financial Statements

1. Description of the Business and Basis of Presentation

Business

Tile, Inc. (“Tile” or the “Company”) was incorporated in September 2012, in the state of Delaware. Tile is a smart location company. Tile’s product is a Bluetooth enabled device that works in tandem with the Tile Application (the “Application”), available on iOS or Android, to enable its customers to locate Tiled objects. The Tile itself operates like a buoy, transmitting a beacon that can be received by any phone or tablet with the Application installed. Operating in the background, the Application routinely uploads location information to a centralized server that maps the last location a Tile was seen. When a Tiled item is lost, a user may utilize the Application to ring the Tile if within Bluetooth range, access a map to identify the last known location of the Tile, or report a lost Tile to the server and ask the Tile community to help search for the lost item. Tile is based in San Mateo, California.

Basis of Presentation and Consolidation

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of Tile, Inc. and its subsidiaries, Tile Europe Ltd and Tile Network Canada ULC. All inter-company transactions and balances have been eliminated.

Risks and Uncertainties

The Company’s business, operations, and financial results are subject to various risks and uncertainties, including adverse global economic conditions, including novel coronavirus (COVID-19), and competition in our industry that could adversely affect our business, financial condition, results of operations and cash flows. These important factors, among others, could cause our actual results to differ materially from any future results.

The ongoing and full extent of the impact of the COVID-19 pandemic on the Company’s business, operational, and financial performance is uncertain and will depend on many factors outside the Company’s control. Should the COVID-19 pandemic or global economic slowdown not improve or worsen, or if the Company’s attempt to mitigate its impact on its operations and costs is not successful, the Company’s business, results of operations, financial condition and prospects may be adversely affected.

The Company has financed its operations to date primarily with proceeds from the term loan facility. The Company’s long-term success is dependent upon its ability to successfully market its products and services; generate revenue; maintain or reduce its operating costs and expenses; meet its obligations; obtain additional capital when needed; and ultimately, achieve profitable operations. Management believes that existing cash and investments as of March 31, 2021 will be sufficient to fund operating and capital expenditure requirements.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Estimates are used for determining the selling prices for elements sold in multiple-element arrangements, period over which revenue is recognized for certain arrangements, estimated delivery dates for orders with title transfer upon delivery, allowance for doubtful accounts, product returns, promotional and

Tile, Inc.

Notes to the Consolidated Financial Statements

marketing allowances, stock-based compensation, inventory valuation, fair value of stock awards issued, useful lives of property and equipment, uncertain income tax positions, and income tax valuation allowance. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company’s consolidated financial statements will be affected.

Revenue from Contracts with Customers

On April 1, 2020, the Company adopted the new accounting standards codification (“ASC”) 606, Revenue from Contracts with Customers, for all open contracts and related amendments using the full retrospective method. The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

The majority of the company’s revenue is comprised of Tile hardware device sales. The Company recognizes hardware revenue in the consolidated statement of operations when it satisfies performance obligations under the terms of its contracts and upon transfer of control at a point in time when title transfer either upon shipment to or receipt by the customer as determined by the contractual shipping terms of the contract, net of accrual for estimated sales returns and allowances. The next largest stream is made up of the Company’s Premium Subscription, which is a monthly subscription allowing the user to have smart alerts, unlimited sharing, location history, battery replacement, premium customer support and more. The remaining revenue streams are immaterial.

The Company offers its software under a cloud-based delivery model, where it provides access to its software on a hosted basis as a service and customers do not have the contractual right to take possession of the software. All of the Company’s revenue and trade receivables are generated from contracts with customers. Revenue is recognized when control of the promised services is transferred to the Company’s customers at an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under Topic 606. The transaction price is allocated to each distinct performance obligation recognized as revenue when, or as, the performance obligation is satisfied by transferring the promised good or service to the customer. The Company identifies and tracks the performance obligations at contract inception so that the Company can monitor and account for the performance obligations over the life of the contract.

The Company’s sales arrangements typically contain multiple performance obligations, consisting of the hardware sale, application usage, hardware support, and in some cases, the Premium Subscription. For arrangements with multiple performance obligations where the contracted price differs from the standalone selling price (“SSP”) for any distinct good or service, the Company may be required to allocate the transaction price to each performance obligation using its best estimate for the SSP. For B2B hardware sales, the Company will estimate the expected consideration amount after credits and discounts.

Tile, Inc.

Notes to the Consolidated Financial Statements

The Company generally offers a limited warranty to end-users covering a period of twelve months for products and obligates the Company to repair or replace products for manufacturing defects or hardware component failures. The warranty is not sold separately and does not represent a separate performance obligation. Therefore, such warranties are accounted for under ASC 460, Guarantees, and the estimated costs of warranty claims are generally accrued as cost of revenue in the period the related revenue is recorded. See Note 6 – Commitments and Contingencies for further details.

Revenue from the Company’s Premium Subscription continues to generally be recognized as the Company transfers control of its services to its customers (i.e. over time), which approximates the previously used revenue recognition method of accounting used by the Company. Tile’s Premium Subscription contracts are recognized ratably over the subscription term. Sales of hardware device will have point-in-time with a portion of the consideration being allocated to application usage (maintenance) and support.

More judgments and estimates are required under Topic 606 than were required under Topic 605. Due to the complexity of certain contracts, the actual revenue recognition treatment required under Topic 606 for the Company’s arrangements may be dependent on contract-specific terms and may vary in some instances.

Customer payment terms vary by arrangement although payments are typically due within 15—45 days of invoicing. The timing between the satisfaction of the performance obligations and the payment is not significant and the Company currently does not have any significant financing components or significant payment terms.

Remaining Performance Obligations

Remaining performance obligations represent the amount of contracted future revenue not yet recognized as the amounts relate to undelivered performance obligations, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. Revenue expected to be recognized from remaining performance obligations is primarily expected to be recognized over the next twelve months.

Practical Expedients and Exemptions

There are several practical expedients and exemptions allowed under Topic 606 that impact timing of revenue recognition and the Company’s disclosures. Below is a list of practical expedients the Company applied in the adoption and application of Topic 606:

•	The Company does not evaluate a contract for a significant financing component if payment is expected within one year or less from the transfer of the promised items to the customer.

•

The Company generally expenses sales commissions when incurred when the amortization period would have been one year or less. These costs are recorded within selling, general, and administrative in the Statement of Operations.

•

The Company is permitted to recognize revenue at the amount to which it has the right to invoice for services performed if the Company’s right to payment is for an amount that corresponds directly with the value provided to the customer.

•

The Company was not required to restate revenue from contracts that began and were completed within the same annual reporting period. The Company did not apply this practical expedient if a contract extended between two annual reporting periods.

Tile, Inc.

Notes to the Consolidated Financial Statements

•

For completed contracts that had variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating the variable consideration amounts in the comparative reporting periods.

•

For contract modifications, the Company reflected the aggregate effect of all modifications that occurred prior to the adoption date when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to satisfied and unsatisfied performance obligations for the modified contract at transition.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from services described above and is recognized as the revenue recognition criteria are met. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Contract Costs

The Company has determined that the only incremental costs incurred to obtain contracts with customers within the scope of Topic 606 are sales commissions paid to its employees on hardware sales. The expected cost recovery period on sales commissions is less than one year. As a practical expedient, the incremental costs of obtaining a contract may be expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Segment Reporting

The Company operates as one reportable and operating segment because its chief operating decision maker (“CODM”), which is its Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the consolidated unit level. The Company’s long-lived assets, which are comprised of property and equipment, are based in the United States and China. All material long-lived assets are based in the United States.

The Company sells its products and services worldwide and attributes revenue to the geography where the product was shipped to and services provided as it believes it best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors (presented in thousands).

	Year ended March 31,
	2021		2020
	Hardware	Subscription and other	Hardware	Subscription and other
North America, including United States	$71,726	$9,249	$72,227	$6,049
Europe, Middle East, and Africa	7,903	1,023	7,804	761
Asia and Pacific	2,704	1,404	3,032	650

Total	$82,333	$11,676	$83,063	$7,460

Tile, Inc.

Notes to the Consolidated Financial Statements

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist principally of demand deposits and money market funds and are held with a domestic financial institution with a high credit standing.

Restricted Cash

Restricted cash relates to cash deposits restricted under letters of credit issued on behalf of the Company in support of indebtedness to trade creditors incurred in the ordinary course of business.

Fair Value Measurements

Assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs are quoted prices for similar assets or liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3 – Inputs are unobservable based on the Company’s own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The Company’s Cash and cash equivalents (including its money market funds), Accounts receivable, and Prepaid expenses and other current assets and Other liabilities as of March 31, 2021 and 2020, are equal to their carrying value due to the short-term nature of those assets and liabilities. Investments in money market funds are classified within Level 1 because they are valued using quoted market prices. The fair value for long-term debt is estimated based upon discounted future cash flows at prevailing market interest rates. Based on this, the Company believes the fair value of long-term debt approximates its carrying value as of March 31, 2021 and 2020. There were no transfers of assets and liabilities between levels in the fair value hierarchy during the years ended March 31, 2021 and 2020.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is recorded at the invoiced amount and are non-interest-bearing. The Company evaluates the collectability of its Accounts receivable based on review of its past-due balances, known collection risks and historical experience. In circumstances where the Company is aware of a specific customer’s potential inability to meet its financial obligations to the Company (e.g., bankruptcy filings or substantial downgrading of credit ratings), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company also incurs “chargebacks” (reversal of payment) from credit card vendors for unauthorized transactions. These chargebacks and the reserve for uncollectable amounts are expensed as a bad debt expense based upon management’s estimates. Bad debt expense totaled less than $0.1 million for the year ended March 31, 2021 and a benefit of $0.6 million was recognized for the year ended March 31, 2020 as a result of reversal of prior bad debt reserve. These amounts were presented as General and administrative expense. The Allowance for doubtful accounts was $0.1 million as of March 31, 2021 and 2020, respectively.

Tile, Inc.

Notes to the Consolidated Financial Statements

Inventory and Contract Manufacturing

Inventory is stated at the lower of cost or net realizable value. Cost is computed on a weighted average basis. The determination of market value requires the use of numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders and current contract prices. These estimates are dependent on the Company’s assessment of current and expected orders from its customers. The Company evaluates its ending inventories for excess quantities and obsolescence primarily based on forecasted demand within specific time horizons and technological obsolescence. The estimate for excess and obsolete inventory is recorded to Cost of revenue when identified.

The Company outsources all of its manufacturing to independent contract manufacturers in China. A significant portion of its Cost of revenue consists of inventory purchased from these manufacturers. The Company’s manufacturers procure components and manufacture the Company’s products based on the demand forecasts provided. These forecasts are based on estimates of future demand for the Company’s products, which are in turn based on historical trends and an analysis from the Company’s sales and marketing organizations, adjusted for overall market conditions. Shipments of inventory from the contract manufacturer are recorded as finished goods inventory upon shipment when title and the significant risks and rewards of ownership have passed to the Company.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which are between one and five years. Amortization of leasehold improvements is computed using the shorter of the estimated useful life or the remaining lease term. Maintenance and repairs that do not extend the life or improve the asset are expensed in the year incurred.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If Property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. No impairment to any long-lived assets has been recorded in any of the periods presented.

Website and Mobile Application Development Costs

The Company evaluates the costs to develop its website and mobile application to determine whether the costs meet the criteria for capitalization. Costs related primarily to project activities and post implementation activities are expensed as incurred. As of March 31, 2021, and 2020, the Company had not capitalized any costs related to the development of its website or mobile application.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable.

The Company performs ongoing credit evaluations of its customers to assess the probability of accounts receivable collection based on several factors, including past transaction experience with the customer, evaluation of their credit history, and review of the invoicing terms of the contract. The Company generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. In FY 2021, the Company secured a policy to insure 90% of the accounts receivable balance to mitigate losses.

Tile, Inc.

Notes to the Consolidated Financial Statements

As of March 31, 2021, the Company had three customers that accounted for 54%, 14%, and 11% of total accounts receivable. As of March 31, 2020, the Company had four customers that accounted for 22%, 17%, 14% and 12% of total accounts receivable. No other customer accounted for more than 10% of accounts receivable as of March 31, 2021 and 2020.

Customer Concentration

During the year ended March 31, 2021, the Company had one customer that accounted for 59% of revenue. For the year ended March 31, 2020, the Company had one customer that accounted for 45% of revenue. No other customers accounted for more than 10% of net revenues for the years ended March 31, 2021 and 2020.

Cost of Revenue

Cost of revenue for hardware consists of raw materials costs and associated freight, contract manufacture costs, overhead and other direct costs related to those sales recognized as product revenue in the period. Period costs include logistics costs, manufacturing ramp-up costs, personnel costs, warranty obligations and stock-based compensation. Provision costs consist of adjustments for inventory obsolescence and to reflect the lower of cost or net realizable value. Both period and provision costs are recognized in the period in which they are incurred.

Cost of revenue for subscriptions includes hosting, payment processor fees, allocated overhead costs, and customer support service costs.

Deferred Revenue and Deferred Cost of Revenue

Deferred revenue includes two components: 1) customer payments for sales orders that have yet to be delivered; and 2) sales orders pending completion of services (i.e., Application and server connectivity or remaining Premium subscription term). Current Deferred revenue relating to these items was $8.9 million and $7.2 million as of March 31, 2021 and 2020, respectively. The non-current portion of Deferred revenue was $0.6 million and $1.2 million as of March 31, 2021 and 2020, respectively. Deferred costs are recognized as cost of revenues in the same period that the related revenues are recognized.

Research and Development Costs

Research and development costs include labor and material costs of building and developing prototypes for new products, as well as design and engineering costs. Such costs are charged to Research and development expense as incurred.

Advertising Expenses

Advertising costs consist of costs associated with print, television and e-commerce media advertisements and are expensed as incurred. Total advertising expenses incurred were $7.3 million and $11.9 million for the years ended March 31, 2021 and 2020, respectively, and presented in Sales and marketing expense.

Stock-Based Compensation

Stock-based compensation granted to employees, including grants of employee stock options, are recognized in the statements of operations based on their fair values. The Company recognizes stock-based compensation on a straight-line basis using the single-option attribution method over the service period of the award, which is

Tile, Inc.

Notes to the Consolidated Financial Statements

generally four years, net of actual forfeitures. The Company estimates the fair value of employee stock options using the Black-Scholes valuation model. The determination of the fair value of a stock-based award is affected by the deemed fair value of the underlying stock price on the grant date, as well as other assumptions including the risk-free interest rate, the estimated volatility of the Company’s stock price over the term of the awards, the estimated period of time that the Company expects employees to hold their stock options, and the expected dividend rate.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for temporary differences between the consolidated financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in income tax rates is recognized in the statements of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be recognized.

The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Net Loss per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury stock method. Potentially dilutive securities, consisting of preferred stock, options to purchase common stock, common stock warrants, and restricted stock units are considered to be common stock equivalents and were excluded from the calculation of diluted net loss per share because their effect would be antidilutive for all periods presented.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded nearly all existing revenue recognition guidance. Under ASU 2014-09, an entity is required to recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. ASU No. 2014-09 defines a five-step process in order to achieve this core principle, which may require the use of judgment and estimates, and also requires expanded qualitative and quantitative disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and estimates used. The Company may adopt ASU No. 2014-09 either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying ASU No. 2014-09 recognized at the date of initial application and providing certain additional disclosures. Initially, ASU No. 2014-09 was effective for private companies for annual reporting periods beginning after December 15, 2018. In May 2020, the FASB voted to allow nonpublic entities that have not adopted Topic 606 to defer the adoption by an additional year. The Company adopted this new accounting standard and the related amendments on April 1, 2020 using the full retrospective method. See Note 2 – Revenue from Contracts with Customers for further details.

Tile, Inc.

Notes to the Consolidated Financial Statements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard introduces the new leases standard that applies a right-of-use (“ROU”) model and requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments. For leases with a term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize an ROU asset or lease liability. At inception, lessees must classify all leases as either finance or operating based on five criteria. Balance sheet recognition of finance and operating leases is similar, but the pattern of expense recognition in the income statement, as well as the effect on the statement of cash flows, differs depending on the lease classification. Initially, this ASU was effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In May 2020, the FASB voted to defer the effective date of Topic 842 for nonpublic business entities for an additional year. The standard will be effective for the Company for fiscal year ended March 31, 2022, and the Company is evaluating the impact of the adoption of Topic 842 on its consolidated financial statements. At a minimum, the Company expects that material leases will be reported on the consolidated balance sheets.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” and has since released various amendments including ASU No. 2019-10. The guidance modifies the measurement of expected credit losses on certain financial instruments. This standard will be effective for the Company for fiscal year ending March 31, 2024. Early adoption is permitted. The Company is currently assessing the impact of the guidance on it consolidated financial statements and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting.” The updated guidance simplifies the accounting for non-employee share-based payment transactions. The amendments in the new guidance specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company adopted this new standard as of April 1, 2020 and the impact was immaterial to the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-09, “Codification Improvements”, which clarifies, corrects errors in and makes improvements to several topics in the FASB Accounting Standard Codification. The transition and effective date guidance is based on the facts and circumstances of each amendment. Some of the amendments do not require transition guidance and were effective upon issuance of the ASU. This ASU is effective for the Company for its fiscal year ended March 31, 2021. The Company adopted this new standard as of April 1, 2020 and the impact was immaterial to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. This standard requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project, which requires capitalization of certain costs incurred only during the application development stage and costs to be expensed during the preliminary project and post-implementation stage. This ASU is effective for the Company beginning in its fiscal year ended March 31, 2022. The Company is currently assessing the potential impact of the new standard on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820)”. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The ASU is effective for the

Tile, Inc.

Notes to the Consolidated Financial Statements

Company beginning in its fiscal year ended March 31, 2021. The Company adopted this new standard as of April 1, 2020 and the impact was immaterial to the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years and December 15, 2021 for all other entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued. The Company will not adopt ASU No. 2019-12 until fiscal year ended on March 31, 2022. The Company is currently assessing the potential impact of the new standard on the Company’s consolidated financial statements.

We do not believe that any other recently issued, but not yet effective accounting standards, if adopted, would have a material impact on our consolidated financial statements.

3. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	March 31,
	2021	2020
Prepaid tariffs	$120	$3,249
Other current assets	2,547	1,686

Total prepaid expenses and other current assets	$2,667	$4,935

4. Property and Equipment, Net

Property and equipment, net consist of the following (in thousands):

	March 31,
	2021	2020	Estimated Useful Life
Computer and computer software	$601	$1,115	2 to 5 years
Manufacturing equipment	42	6,003	1.5 years
Furniture and fixtures	9	742	5 years
Leasehold Improvements	86	86	Shorter of lease term or useful life

Total property and equipment	$738	$7,946

Accumulated depreciation	(331)	(6,997)

Property and equipment, net	$407	$949

Depreciation expense was $0.7 million and $1.1 million for the years ended March 31, 2021 and 2020, respectively.

Tile, Inc.

Notes to the Consolidated Financial Statements

5. Intangibles and Other Assets, net

During the year ended March 31, 2018, the Company acquired a domain name for cash and shares of the Company’s common stock. The domain name is amortized over its useful life of five years. The gross carrying amount of the intangible asset was $1.1 million, and accumulated amortization was $0.7 million and $0.5 million, for the years ended March 31, 2021 and 2020, respectively. Amortization expense was $0.2 million for both years ended March 31, 2021 and 2020.

The approximate future amortization expense of intangible assets at March 31, 2021 is as follows (in thousands):

Amount
FY 2022	$215
FY 2023	107
FY 2024	—
FY 2025	—
FY 2026	—
Thereafter	—

Total	$322

6. Commitments and Contingencies

Purchase Commitments

The Company had no non-cancelable outstanding purchase orders of finished goods to be delivered by its contract manufacturer as of March 31, 2021 or 2020, respectively.

Operating Lease

The Company’s primary operating lease commitment is related to its headquarters in San Mateo, California, and requires monthly lease payments through September 30, 2022.

Rent expense for all facility leases was $0.9 million and $0.7 million for the years ended March 31, 2021 and 2020, respectively.

The approximate future minimum lease commitment under the non-cancelable operating leases at March 31, 2021 is as follows (in thousands):

Amount
FY 2022	$447
FY 2023	—
FY 2024	—
FY 2025	—
FY 2026	—
Thereafter	—

Total	$447

Litigation

On March 12, 2019, a former competitor of Tile, Cellwitch, Inc, filed a patent infringement claim against the Company in the US District Court, Northern District of California (“Court”). On May 2, 2019, the Company filed

Tile, Inc.

Notes to the Consolidated Financial Statements

a motion to dismiss the case. The plaintiff amended its complaint on May 16, 2019, and the Company filed a renewed motion to dismiss the amended complaint on May 30, 2019. On November 21, 2019, the Court issued an order denying Tile’s motion to dismiss the case but finding the underlying patent to be directed to an abstract idea. On December 5, 2019, Tile filed an inter partes review petition challenging the validity of the patent. On December 24, 2019, Tile filed a motion to stay pending the review of the patent. On January 17, 2020, the Court granted Tile’s motion to stay and ordered the parties to file a joint status report on June 30, 2020. This case is still currently stayed pending full resolution of Tile’s inter partes’ review petition, now currently on appeal.

Separately, another former competitor of Tile, Linquet Technologies, also sued Tile for patent infringement. In mid-September 2021, the Court dismissed Linquet Technologies’ complaint in its entirety with leave to amend, although stating that given the patent at issue the Court did not believe they could state a valid claim. Linquet filed their amended complaint on October 8, 2021. The Company moved to dismiss the claim on October 22, 2021.

The Company is unable to predict the outcome of the above matters or estimate the range of possible loss, if any. Although the proceedings are subject to uncertainties inherent in the litigation process and the ultimate disposition of these proceedings is not presently determinable, the Company intends to vigorously defend the matters

Warranties

The Company’s products are generally warranted to be free from material defects with a battery life of 12 months. Customers may purchase an extended warranty for devices with replaceable batteries for 36 months. As of March 31, 2021 and 2020, the Company’s product warranty expense has not been material.

7. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	March 31,
	2021	2020
Customer related promotions and discounts	$3,720	$4,425
Payroll and related expenses	4,457	1,201
Other expenses	2,328	3,642
Product warranty	1,804	1,995

Total accrued liabilities	$12,309	$11,263

8. Debt Facility

Line of Credit

In May 2015, the Company entered into a Loan and Security agreement with Silicon Valley Bank for a working capital line of credit and a term loan facility. The agreement has been reviewed and amended as needed each year.

In August 2018, the Company amended its working capital line of credit to extend the maturity date based upon achievement of extension milestones, which are determined based on proceeds received in a qualified financing or subordinated debt of at least $5.0 million and contingent upon the Company being in compliance with the

Tile, Inc.

Notes to the Consolidated Financial Statements

financial covenants including (1) maintaining a minimum current ratio as defined in the agreement and (2) achieve minimum gross profit targets in each fiscal year. The amendment also amended the interest rate to be equal to the prime rate plus 2.0%.

At March 31, 2019, the Company was in violation of its debt agreement with Silicon Valley Bank for the periods of January, February, and March 2019. In May 2019, Silicon Valley Bank agreed to waive its right to call the debt as a result of that violation. Also, in May 2019, the Company paid off the line of credit balance of $13.2 million.

$10.0 million and $11.2 million was available to the Company under the term loan based on eligible inventory and accounts receivable as of March 31, 2021 and March 31, 2020, respectively. No amounts have been drawn under the term loan.

Term Loan

In July 2017, the Company signed a Mezzanine Loan and Security Agreement (“Mezzanine Loan”) with Silicon Valley Bank that made available a new term loan available in two tranches. The first tranche of $5.0 million was available upon execution. Borrowing against the second tranche of $10.0 million was available based on 80% of eligible inventory that remains after considering eligible inventory applied towards other borrowings. The interest rate was based on prime rate plus 4.5% and includes an annual commitment fee of $0.2 million. The Mezzanine Loan is collateralized by substantially all of the Company’s assets and there are non-financial covenants and no required financial covenants. The Company used cash on hand and the proceeds from the Mezzanine Loan to pay down the remaining balance on its previous term loan. In connection with the Mezzanine Loan and Security Agreement, the Company issued the lender and two other parties warrants to purchase a total of 78,210 shares of the Company’s Common Stock with an exercise price of $0.98 per share and a determined fair value at issuance of $0.1 million. The Company initially recorded the fair value of the warrants as deferred financing costs and amortized as interest expense over the term of the loan.

In August 2018, the Company amended its Mezzanine Loan and Security Agreement with Silicon Valley Bank. The amendment called for monthly payments of $0.3 million plus accrued interest until the term loan maturity date of February 11, 2019, with provisions allowing for the extension of the maturity date, which the Company extended through August 2019. The interest rate was unchanged by the amendment. This amendment also amends the previously issued warrants and issued new warrants, allowing the warrant holders to purchase 447,111 additional shares of the Company’s Common Stock with an exercise price of $0.98 per share and a determined fair value at issuance of $0.3 million. The Company initially recorded the fair value of the warrants as deferred financing costs and amortized as interest expense over the term of the loan.

In May and June of 2019, the Company issued convertible promissory notes to six lenders for a collective total of $4.6 million in principal, an annual interest rate of 5.0%, and a maturity date of September 30, 2019. The notes contained four provisions for conversion or redemption of the principal and any unpaid interest into equity securities. Three of these features were contingent on certain events occurring prior to the maturity date, namely additional financing or a change of control. The fourth feature stipulated for conversion upon the maturity date. In July 2019, the $4.6 million notes were converted, and the Company issued Series C-1 at an issuance price of $3.404 per share which represents a 10% discount of the issuance price paid by new investors in that same round. The Company, however, accounted for the share settlement as a debt extinguishment rather than a conversion. As a result, the conversion share price at the time of conversion, meaning the reacquisition price, is the fair value of the shares issued. Due to the discount offered to note holders at conversion, there was a difference of $0.5 million between the fair value amount of the preferred shares and the carrying amount of the debt at conversion. The

Tile, Inc.

Notes to the Consolidated Financial Statements

Company recorded this difference as a Loss on Extinguishment. The Company credited the carrying value of the notes to the respective temporary equity accounts presented outside of permanent equity in the mezzanine section of the consolidated balance sheets, effectively removing the full convertible note through the variable issuance of preferred shares with the difference going to Loss on Extinguishment. See Note 10 for further information about the accounting for preferred stock.

In May 2019, the Company entered into a Loan and Security Agreement with Pinnacle Ventures and issued term loans for an aggregate principal of $17.5 million, where $13.2 million was used to replace the Company’s existing line of credit with Silicon Valley Bank. The interest rate for the payments not including the final payment of the loan is the greater of the prime rate based on the federal funds rate determined on each date 15 days before the applicable payment date plus 500 basis points, or 10.5% per annum. The final payment interest rate will be the greater of the prime rate determined as of 15 days before the date of the final payment plus 300 basis points and 8.5%. The loan is collateralized by substantially all assets of the Company and contains financial and non-financial covenants with the loan maturing in May 2023. The Company is currently in compliance with all debt covenants. In addition, the Company assessed the loan to determine if there are any derivatives embedded which require bifurcation and separate accounting. The Company determined the feature of a mandatory prepayment of the loan on change of control or IPO meets the definition of an embedded feature requiring bifurcation. However, Management has determined that there are no plans on doing an IPO and ascribed no value to the embedded feature. Management will reassess on an annual basis if the embedded feature needs an allocation. In connection with the Loan and Security Agreement, the Company issued the lender warrants to purchase a total of $0.6 million worth of shares of the Company’s common stock. The exercise price of the warrants is the lesser of (i) $0.95 and (ii) the value of the Company’s common stock as determined by the next 409A valuation that is completed after May 24, 2019 and prior to the exercise of any portion of the warrants. The Company analyzed the warrants and determined the warrants were detachable and classified as liabilities and measured at fair value on a recurring basis. The Company initially recorded the fair value of the warrants as deferred financing costs and amortized as interest expense over the term of the loan.

Paycheck Protection Program (“PPP”) Loan

On April 30, 2020, the Company received loan proceeds in the amount of approximately $2.5 million under the Paycheck Protection Program (“PPP”) Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which was enacted March 27, 2020. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company used the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, we cannot assure the Company will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

Tile, Inc.

Notes to the Consolidated Financial Statements

Long-term debt consists of the following as of March 31 (in thousands):

	March 31,
	2021	2020
Long-term debt	$21,494	$18,988
Less: unamortized deferred financing costs	(1.189)	(1,851)

Total debt, net of unamortized deferred issuance costs	20,305	17,137
Less: current portion of long-term debt, net	(6,850)	—

Long-term debt, net	$13,455	$17,137

The Company amortizes its deferred financing costs related to the long-term debt over the life of the loan as a reduction in the total value of the debt.

9. Share-based Compensation Plans and Awards

Common Stock

Shares of common stock reserved for future issuance, on an as-if converted basis, were as follows (in thousands):

	March 31,
	2021	2020
Outstanding stock options	9,447	9,934
Stock options available for future grant	2,447	2,054
Warrants—Common Stock	1,143	1,143
Restricted stock units	5,288	5,288
Convertible preferred stock	36,715	36,535

Total common stock reserved for future issuance	55,040	54,954

2013 Stock Option Plan

In 2013, the Board of Directors approved the 2013 Stock Plan (the Plan), which provides for the granting of incentive and nonstatutory stock options and stock purchase rights to employees, directors, and consultants. Under the Plan, the Board of Directors (the Plan Administrator) determines various terms and conditions of option grants, including option expiration dates (generally ten years from the date of grant), vesting terms (generally over a four-year period, with 25% vesting at the end of the first year and the balance vesting ratably on a monthly basis over the remaining period), and payment terms. The Plan provides for stock option grants at an exercise price as determined by the Plan Administrator, but in the case of incentive stock options, no less than 100% of the fair market value of the common stock subject to the option on the date of grant as determined by the Board of Directors and not less than 85% of fair market value for nonstatutory stock options. Options granted to owners of 10% or more of the Company’s common stock have an exercise price no less than 110% of the fair market value of the common stock on the date of grant as determined by the Board of Directors.

The Plan allows for early exercise of options prior to vesting with Board approval. In connection with the early exercise of stock options, the Company has the right, but not the obligation, to repurchase unvested shares of common stock upon termination of the individual’s service to the Company at the original purchase price per share.

Tile, Inc.

Notes to the Consolidated Financial Statements

A summary of employee and non-employee activities under the Plan for the years ended March 31, 2021 and 2020, is as follows (amounts in thousands, except per share amounts):

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life	Aggregate intrinsic value (in thousands)
Balance at March 31, 2019	7,166	$1.03	8.7	$367
Options authorized	—	—
Options granted	3,977	0.95
Options exercised	(179)	0.70
Options canceled	(1,030)	2.20

Balance at March 31, 2020	9,934	$1.00	8.3	$174
Options authorized	—	—
Options granted	1,933	0.45
Options exercised	(93)	0.71
Options canceled	(2,327)	1.56

Balance at March 31, 2021	9,447	$0.49	7.3	$52

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate intrinsic value (in thousands)
Employee	5,260	0.52	6.4	13
Non-employee	232	0.31	4.3	40

Options exercisable at March 31, 2021	5,492	$0.52	6.3	$53

The total intrinsic value of options exercised, and the total intrinsic value of options vested for the years ending March 31, 2021 and 2020 were not significant.

Valuation of Awards

The fair value of options granted to each employee during the years ended March 31, 2020 and 2021, was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended March 31,
	2021	2020
Expected dividend yield	—	—
Expected life (years)	5.82 – 6.06	5.63 – 6.30
Risk-free interest rate	0.37 – 0.66	1.48 – 2.29
Expected volatility	60% - 62%	51%

The weighted-average estimated grant-date fair value of employee stock options granted during the years ended March 31, 2021 and 2020, was $0.45 and $0.95 per share, respectively.

The Company has generally obtained contemporaneous valuation analyses prepared by an unrelated third-party valuation firm in order to assist the Company’s Board of Directors in determining the fair value of the Company’s common stock and related exercise prices of option awards on the date such awards were granted. The Company has also used these contemporaneous third-party valuations for purposes of determining the fair value of the Company’s share-based payment awards and the related stock-based compensation expense.

The Company currently has no history or expectation of paying cash dividends on its common stock. The Company estimates the volatility of its common stock at the date of grant based on the historical and implied

Tile, Inc.

Notes to the Consolidated Financial Statements

volatility of the stock prices of a peer group of publicly traded companies for a period equal to the expected life of its stock options. The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant. The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term was determined using the simplified approach based on the vesting terms and contractual life of the options.

Stock-based compensation expense was as follows (amounts in thousands):

	Year Ended March 31,
	2021	2020
Cost of revenue	$129	$86
Research and development	598	412
Sales and marketing	292	293
General and administrative	256	297

Total	$1,275	$1,088

As of March 31, 2021, there was $1.5 million of total unrecognized compensation costs related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.19 years.

Non-employee Awards

During the years ended March 31, 2021 and 2020, the Company issued 20,000 and 99,904 stock options, respectively, exercisable into its common stock to consultants in exchange for services rendered. These options were revalued at each reporting date using the Black-Scholes option pricing model with the same assumptions as those used for employee awards with the exception of expected term. The expected term for non-employee awards is the contractual term of 10 years.

Restricted Stock Units

The Company did not grant any Restricted Stock Units (“RSUs”) during the year ended March 31, 2021. During the year ended March 31, 2020, the Company granted 376,483 RSUs with a grant date fair value of $0.95. The awards were granted to employees of the Company and include both a service-based vesting condition and a Performance Vesting Condition. The service-based vesting period for this award is four years, beginning with a cliff vesting period of one year and continuing to vest quarterly thereafter. The Performance Vesting Condition is satisfied on the earlier of (i) an acquisition or change in control of the Company; (ii) 180 days after an initial public offering “IPO” by the Company or; (iii) March 15 of the calendar year following the year in which the Company’s IPO is declared effective. As of March 31, 2021 and 2020, all compensation expense related to RSUs remained unrecognized because the Performance Vesting Condition was not satisfied. At the time the Performance Vesting Condition becomes probable, the Company will recognize the cumulative stock-based compensation expense for the RSUs that have met their service-based vesting condition using the accelerated attribution method.

10. Redeemable Convertible Preferred Stock

On July 11, 2019, the Company entered into the Series C Preferred Stock financing agreement with Francisco Partners Agility, L.P. providing for the issuance of 10,575,855 shares of Series C Preferred stock at $3.7822 per share. In addition, the $4.6 million principal amount and accrued interest of the 2019 Convertible Promissory Notes were converted into Company issued Series C-1 at a conversion price of $3.404 per share.

Tile, Inc.

Notes to the Consolidated Financial Statements

The following is a schedule of authorized, issued, and outstanding shares, amounts and aggregate liquidation preferences of Preferred Stock as of March 31, 2021 and 2020 (in thousands, except per share data):

	Shares Authorized	Conversion Price per Share	Shares Issued and Outstanding	Aggregated Liquidation Preference	Carrying Value
Series A	10,720	$1.99	10,720	$21,302	$21,180
Series B	5,268	3.42	5,268	18,000	17,823
Series B-l	8,117	4.19	8,117	34,003	33,838
Series C Preferred Stock	15,864	3.78	11,065	41,852	41,562
Series C-l Preferred Stock	1,364	3.40	1,364	4,643	5,161

The Company’s Preferred Stock is not mandatorily redeemable. Certain of the rights, privileges and restrictions granted to and imposed on the Series A, B, B-1, C, and C-1 Preferred Stock are summarized as follows:

Voting Rights – On any matter presented to the stockholders, each holder of outstanding shares of Preferred Stock has the right to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock are convertible.

Dividends – The Company shall not pay or set aside any dividends on shares of its common stock (other than dividends on shares of common stock payable in shares of common stock) in any calendar year unless the holders of the Preferred Stock then outstanding shall first receive a dividend equal to 6% of the original issue price per share (or approximately $0.12 per share for Series A Preferred Stock, approximately $0.21 per share for Series B Preferred Stock , approximately $0.25 per share for Series B-1 Preferred Stock, approximately $0.23 per share for Series C Preferred Stock and approximately $0.20 per share for Series C-1 Preferred Stock). The foregoing dividends shall not be cumulative and shall be paid when, as and if declared by the Company’s Board of Directors. In the case of Series A, B, B-1, C and C-1 Preferred Stock, the original issue price shall mean $1.987, $3.417, $4.189, $3.7822, and $3.4040 per share, respectively, subject to appropriate adjustment in the event of any stock splits and combinations of shares and for dividends paid on each such series of the Preferred Stock in shares of such stock.

If, after dividends in the full preferential amount for the Preferred Stock that have been paid or set apart for payment in any calendar year, the Company’s Board of Directors declares additional dividends out of funds legally available in that calendar year, then such additional dividends shall be declared pro rata on the common stock and the Preferred Stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose, each holder of shares of Preferred Stock shall be treated as holding the number of shares of common stock then issuable upon conversion of all shares of Preferred Stock.

Liquidation Preference – In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment shall be made to the holders of common stock, Series A, B and B-1 Preferred Stock, on a pari passu basis, the holders of Series C and C-1 Preferred Stock (together, the “Senior Preferred Stock”) shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such series of Senior Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Senior Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If the funds and assets available for distribution to the stockholders shall be insufficient to pay the holders of shares of Senior Preferred Stock the full amounts to which they are entitled, the holders shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable.

Tile, Inc.

Notes to the Consolidated Financial Statements

After the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, and before any payment shall be paid to the holders of common stock, on a pari passu basis, the holders of shares of Series A, B, and B-1 Preferred Stock (together, the “Junior Preferred Stock”) shall be entitled to be paid out of the funds and assets of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such series of Junior Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Junior Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If the funds and assets available for distribution to the stockholders shall be insufficient to pay the holders of shares of Junior Preferred Stock the full amounts to which they are entitled, the holders shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable. After the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders shall be distributed pro rata among the holders of Common Stock.

Conversion Rights – Each share of Preferred Stock shall be convertible, at the option of the holder, at any time, and without the payment of additional consideration, into such number of fully paid and nonassessable shares of Common Stock. The conversion price is determined by dividing the original issue price by the applicable conversion price for such series of Preferred Stock, adjusted for any anti-dilution adjustment. As of March 31, 2021, the Company’s Preferred Stock is convertible into the Company’s shares of common stock on a one-for-one basis.

Shares of Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion rate for such share, upon earlier to occur of: (a) the closing of the sale of shares of the Company’s common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement resulting in at least $50.0 million of gross proceeds or (b) (i) with respect to the Series C and C-1 Preferred Stock, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of Series C and C-1 Preferred Stock, voting together as a single class on an as-converted basis, and (ii) with respect to the Series A, B and B-1 Preferred Stock, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of Series A, B and B-1 Preferred Stock , voting together as a single class on an as-converted basis.

Redemption and Balance Sheet Classification – While the Preferred Stock does not have mandatory redemptions provisions, the deemed liquidation preference provisions of the Preferred Stock are considered contingent redemption provisions that are not solely within the Company’s control. These elements primarily relate to deemed liquidation events such as change of control. Accordingly, the Company’s Preferred Stock has been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.

11. Income Taxes

The domestic pre-tax book loss for the years ended March 31, 2021 and March 31, 2020 are as follows (in thousands):

	March 31,
	2021	2020
Domestic	$(7,101)	$(21,754)
Foreign	—	—

Loss before income tax (benefit) / expense	$(7,101)	$(21,754)

Tile, Inc.

Notes to the Consolidated Financial Statements

The components of income tax (benefit) / expense for the year ended March 31, 2021 and March 31, 2020 are as follows (in thousands):

	March 31,
	2021	2020
Current:
Federal	$—	$—
State	(20)	24
Foreign	(44)	45

Total current income tax (benefit) / expense	$(64)	$69

Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred income taxes	$—	$—

Total income tax (benefit) / expense	$(64)	$69

The Company had an effective tax rate of 0.90% for the year ended March 31, 2021 and (0.31)% for the year ended March 31, 2020. The effective tax rate is lower than the federal statutory rate largely due to a valuation allowance on U.S. losses. The tax expense for the year ended March 31, 2021 is primarily related to the Texas margin tax.

The tax effects of temporary differences and related deferred tax assets and liabilities as of March 31, 2021 and March 31, 2020 are presented as follows (in thousands):

	March 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforward	$22,788	$19,917
Research and development and minimum credits	3	3
Depreciation and amortization	(66)	369
Reserves and accruals	3,220	3,953

Gross deferred tax assets	25,945	24,242
Valuation allowance	(25,945)	(24,242)

Net deferred tax assets	—	—
Total deferred tax liabilities	—	—

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result, it has established a full valuation allowance against its deferred tax assets to the extent they are not offset by liabilities from uncertain tax positions based on the Company’s history of losses. The valuation allowance increased by $1.7 million at March 31, 2021 and $4.5 million at March 31, 2020.

As of March 31, 2021, the Company had net operating loss carryforwards of approximately $97.7 million for federal income taxes and $34.1 million for state income taxes. If not utilized, these carryforwards will begin

Tile, Inc.

Notes to the Consolidated Financial Statements

expiring in fiscal year 2033 for federal and state tax purposes. Federal NOLs generated after March 31, 2018 have an indefinite carryforward period subject to 80% deduction limitation based upon pre-NOL deduction taxable income.

In addition, as of March 31, 2021, the Company also had research and development credit carryforwards of approximately $4.9 million for federal tax purposes and $4.4 million for state tax purposes. The federal research and development tax credit carryforwards will begin expiring in 2036 if not utilized. The state research and development tax credit carryforwards do not expire.

Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating losses and credits before utilization.

The Company records liabilities related to its uncertain tax positions. The Company recognizes the tax benefits from an uncertain tax position only if it is more likely than not that the position is sustainable by the taxing authority, based on technical merits. The Company has recorded liabilities relating to these positions of approximately $9.3 million as of March 31, 2021. The Company’s policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of its income tax provision. Interest and penalties were not material during the year ended March 31, 2021.

The Company’s uncertain tax positions stem from U.S. Federal and California research and development (“R&D”) tax credits. As of March 31, 2021, Tile continues to record a historical 100% reserve on U.S. and California R&D tax credits. Tile’s unrecognized tax benefit at March 31, 2021 year end is $9.3 million, which represents an increase of $1.9 million relative to the uncertain tax benefit at March 31, 2020 of $7.4 million. The change in the uncertain tax benefit relates to the increased Federal and California R&D credits generated.

A reconciliation of the gross unrecognized tax benefits is as follows (in thousands):

	March 31,
	2021	2020
Gross amount of unrecognized tax benefits as of the beginning of the period	$7,413	$5,649
Increases related to prior year tax positions	—	—
Decrease related to prior year tax positions	—	—
Increase related to current year tax positions	1,921	1,764

Gross amount of unrecognized tax benefits as of the end of the period	$9,334	$7,413

The Company files tax returns in the United States for Federal, California, and other states. All tax years remain open to examination for both federal and state purposes as a result of our net operating losses and carryforwards.

12. Subsequent Events

The Company has evaluated subsequent events through November 11, 2021, the date at which the consolidated financial statements were available to be issued.

On June 10, 2021, the U.S. Small Business Administration completed its review of the Company’s PPP Loan and has agreed with the recommendation to forgive the entire PPP loan of $2,506,100.

On September 8, 2021, the Company settled a loan in the amount of $17,925,943 with Pinnacle Ventures, LLC.

Tile, Inc.

Notes to the Consolidated Financial Statements

On September 9, 2021, the Company entered into a secured term loan with Capital IP Investment Partners, LLC in an aggregate principal amount $40 million with a maturity date of September 9, 2026. The term loan consists of two terms: Term A with an aggregate principal of $33 million, and Term B will be $7 million. The Loans shall bear interest on the outstanding principal amount thereof from the Closing Date (or, in the case of the Term B Loans, from the Term B Funding Date), for any Interest Period, at a rate per annum equal to the sum of (i) the greater of (A) LIBOR for such Interest Period and (B) one-quarter of one percent (0.25%), plus (ii) the Applicable Margin.

Tile, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except per share values)

	December 31, 2021	March 31, 2021
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$31,305	$35,587
Restricted cash	1,050	400
Accounts receivable, net	31,415	7,780
Inventories	7,638	5,031
Deferred cost of revenue, current portion	3,698	3,677
Prepaid expenses and other current assets	10,604	2,667

Total current assets	85,710	55,142

Property and equipment, net	575	407
Intangible assets, net	161	322
Deferred cost of revenue, non-current portion	407	291
Other assets	484	385

Total assets	$87,337	$56,547

Liabilities, convertible preferred stock, common stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$20,925	$6,296
Deferred revenues	8,758	8,880
Accrued liabilities	17,495	12,308
Accrued product returns	2,612	898
Term loan, current portion	—	6,850
Other liabilities	3,242	1,632

Total current liabilities	53,032	36,864

Long-term debt, non-current portion, net	31,866	13,455
Warrant liability	579	579
Deferred revenues, non-current portion	825	636
Other long-term liabilities	—	39

Total liabilities	$86,302	$51,573

Commitments and contingencies (Note 6)

Redeemable convertible preferred stock: $0.0001 par value; 41,334 shares authorized as of December 31, 2021 and March 31, 2021; and 36,535 shares issued and outstanding as of December 31, 2021 and March 31, 2021, respectively (Liquidation value: $119,802 as of December 31, 2021 and March 31, 2021, respectively)	119,564	119,564

Stockholders’ deficit:
Common stock, 72,000 and 55,000 authorized shares, $0.0001 par value, 11,691 and 11,554 shares issued and outstanding as of December 31, 2021 and March 31, 2021, respectively	1	1
Additional paid-in capital	6,878	5,969
Accumulated deficit	(125,431)	(120,587)
Accumulated other comprehensive income	23	27

Total stockholders’ deficit	(118,529)	(114,590)

Total liabilities and stockholders’ deficit	$87,337	$56,547

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tile, Inc.

Condensed Consolidated Statements of Operations (unaudited)

Nine Months Ended December 31, 2021 and 2020

(in thousands, except share and per share data)

	Nine Months Ended December 31,
	2021	2020
Revenue
Hardware	$77,782	$70,027
Subscriptions and other	11,391	7,562

Total revenue	$89,173	$77,589
Cost of revenue
Cost of hardware	42,863	35,381
Cost of subscription and other	6,328	4,859

Total cost of revenue	49,191	40,240

Gross profit	39,982	37,349

Operating expenses:
Research and development	18,233	14,822
Sales and marketing	17,323	14,169
General and administrative	7,862	6,762

Total operating expenses	43,418	35,753

Operating (loss) income	$(3,436)	$1,596
Interest expense	3,922	1,860
PPP loan forgiveness	(2,507)	—
Other income, net	(7)	(434)

(Loss) income before provision for income taxes	$(4,844)	$170

Provision for income taxes	—	—

Net (loss) income	$(4,844)	$170

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tile, Inc.

Condensed Consolidated Comprehensive Statements of Operations (unaudited)

Nine Months Ended December 31, 2021 and 2020

(in thousands)

	Nine Months Ended December 31,
	2021	2020
Net loss	$(4,844)	$170
Other comprehensive (loss) income
Foreign currency adjustments	(4)	27

Comprehensive (loss) income	$(4,848)	$197

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tile, Inc.

Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit (unaudited)

Nine Months Ended December 31, 2021 and 2020

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of March 31, 2020	36,535	$119,564	11,461	$1	$4,628	$(113,550)	$(6)	$(108,927)
Exercise of stock options	—	—	61	—	53	—	—	53
Stock-based compensation expense	—	—	—	—	702	—	—	702
Net loss	—	—	—	—	—	170	—	170
Cumulative translation adjustment	—	—	—	—	—	—	27	27

Balances as of December 31, 2020	36,535	$119,564	11,522	$1	$5,383	$(113,380)	$21	$(107,975)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of March 31, 2021	36,535	$119,564	11,554	$1	$5,969	$(120,587)	$27	$(114,590)
Exercise of stock options	—	—	137	—	60	—	—	60
Stock-based compensation expense	—	—	—	—	849	—	—	849
Net loss	—	—	—	—	—	(4,844)	—	(4,844)
Cumulative translation adjustment	—	—	—	—	—	—	(4)	(4)

Balances as of December 31, 2021	36,535	$119,564	11,691	$1	$6,878	$(125,431)	$23	$(118,529)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tile, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

Nine Months Ended December 31, 2021 and 2020

(in thousands)

	Nine Months Ended December 31,
	2021	2020
Operating activities
Net (loss) income	$(4,844)	$170
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	407	781
Amortization of debt issuance costs	55	461
Stock-based compensation	849	702
Forgiveness of PPP loan	(2,506)	—
Changes in assets and liabilities:
Accounts receivable, net	(23,635)	(22,680)
Inventories	(2,607)	10,174
Deferred cost of revenue	(137)	442
Prepaid expenses and other current assets	(7,937)	2,128
Other assets	(99)	96
Accounts payable	14,629	6,246
Deferred revenue	67	76
Accrued liabilities	5,187	6,483
Accrued product returns	1,714	325
Other liabilities	1,571	967

Net cash (used in) provided by operating activities	(17,286)	6,371
Investing activities
Purchase of property and equipment:	(414)	(117)

Net cash used in investing activities	(414)	(117)
Financing activities
Proceeds from term loan	33,000	—
Repayment of notes payable	(18,988)	—
Proceeds from PPP loan	—	2,506
Proceeds from exercise of employee stock options	60	53

Net cash provided by financing activities	14,072	2,559

Foreign currency effect on cash and cash equivalents	(4)	27
Net (decrease) increase in cash and cash equivalents	(3,628)	8,813
Cash, cash equivalents and restricted cash at beginning of year	35,987	21,914

Cash, cash equivalents and restricted cash at end of year	$32,355	$30,752

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$31,305	$30,352
Restricted cash	1,050	400

Total cash, cash equivalents, and restricted cash	$32,355	$30,752

Supplemental cash flow information
Cash paid for interest	$17	$1,378
Cash paid for income taxes	$38	$167

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

1. Description of the Business

Business

Tile, Inc. (“Tile” “the Company” or “our”) was incorporated in September 2012, in the state of Delaware. Tile is a smart location company. Tile’s product is a Bluetooth enabled device that works in tandem with the Tile Application (the “Application”), available on iOS or Android, to enable its customers to locate Tiled objects. The Tile itself operates like a buoy, transmitting a beacon that can be received by any phone or tablet with the Application installed. Operating in the background, the Application routinely uploads location information to a centralized server that maps the last location a Tile was seen. When a Tiled item is lost, a user may utilize the Application to ring the Tile if within Bluetooth range, access a map to identify the last known location of the Tile, or report a lost Tile to the server and ask the Tile community to help search for the lost item. Tile is based in San Mateo, California.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information and include the accounts of Tile, Inc. and its subsidiaries, Tile Europe Ltd and Tile Network Canada ULC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results or operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

Risks and Uncertainties

The Company’s business, operations, and financial results are subject to various risks and uncertainties, including adverse global economic conditions, including novel coronavirus (COVID-19), and competition in our industry that could adversely affect our business, financial condition, results of operations and cash flows. These important factors, among others, could cause our actual results to differ materially from any future results.

The ongoing and full extent of the impact of the COVID-19 pandemic on the Company’s business, operational, and financial performance is uncertain and will depend on many factors outside the Company’s control. Should the COVID-19 pandemic or global economic slowdown not improve or worsen, or if the Company’s attempt to mitigate its impact on its operations and costs is not successful, the Company’s business, results of operations, financial condition and prospects may be adversely affected.

The Company has financed its operations to date primarily with proceeds from the term loan facility. The Company’s long-term success is depended upon its ability to successfully market its products and services; generate revenue; maintain or reduce its operating costs and expenses; meet its obligations; obtain additional capital when needed; and ultimately, achieve profitable operations. Management believes that the Company’s existing cash and investments as of December 31, 2021 will be sufficient to fund operating and capital expenditure requirements.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Principals of Consolidation

Our unaudited condensed consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Estimates are used for determining the selling prices for elements sold in multiple-element arrangements, period over which revenue is recognized for certain arrangements, estimated delivery dates for orders with title transfers upon delivery, allowance for doubtful accounts, product returns, promotional and marketing allowances, stock-based compensation, inventory valuation, fair value of stock awards issued, useful lives of property and equipment, uncertain income tax positions, and income tax valuation allowance. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company’s condensed consolidated financial statements will be affected.

Revenue from Contracts with Customers

On April 1, 2020, the Company adopted the new accounting standards codification (“ASC”) 606, Revenue from Contracts with Customers, for all open contracts and related amendments using the full retrospective method. The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

The majority of the company’s revenue is comprised of Tile hardware device sales. The Company recognizes hardware revenue in the condensed consolidated statement of operations when it satisfies performance obligations under the terms of its contracts and upon transfer of control at a point in time when title transfer either upon shipment to or receipt by the customer as determined by the contractual shipping terms of the contract, net of accrual for estimated sales returns and allowances. Sales returns and allowances were $3.9 million and $2.7 million for the nine months ended December 31, 2021 and 2020, respectively. The next largest stream is made up of the Company’s Premium Subscription, which is a monthly subscription allowing the user to have smart alerts, unlimited sharing, location history, battery replacement, premium customer support and more. The remaining revenue streams are immaterial.

The Company offers its software under a cloud-based delivery model, where it provides access to its software on a hosted basis as a service and customers do not have the contractual right to take possession of the software. All

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

of the Company’s revenue and trade receivables are generated from contracts with customers. Revenue is recognized when control of the promised services is transferred to the Company’s customers at an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under Topic 606. The transaction price is allocated to each distinct performance obligation recognized as revenue when, or as, the performance obligation is satisfied by transferring the promised good or service to the customer. The Company identifies and tracks the performance obligations at contract inception so that the Company can monitor and account for the performance obligations over the life of the contract.

The Company’s sales arrangements typically contain multiple performance obligations, consisting of the hardware sale, application usage, hardware support, and in some cases, the Premium Subscription. For arrangements with multiple performance obligations where the contracted price differs from the standalone selling price (“SSP”) for any distinct good or service, the Company may be required to allocate the transaction price to each performance obligation using its best estimate for the SSP. For B2B hardware sales, the Company will estimate the expected consideration amount after credits and discounts.

The Company generally offers a limited warranty to end-users covering a period of twelve months for products and obligates the Company to repair or replace products for manufacturing defects or hardware component failures. The warranty is not sold separately and does not represent a separate performance obligation. Therefore, such warranties are accounted for under ASC 460, Guarantees, and the estimated costs of warranty claims are generally accrued as cost of revenue in the period the related revenue is recorded. See Note 6—Commitments and Contingencies for further details.

Revenue from the Company’s Premium Subscription continues to generally be recognized as the Company transfers control of its services to its customers (i.e. over time), which approximates the previously used revenue recognition method of accounting used by the Company. Tile’s Premium Subscription contracts are recognized ratably over the subscription term. Sales of hardware device will have point-in-time with a portion of the consideration being allocated to application usage (maintenance) and support.

More judgments and estimates are required under Topic 606 than were required under Topic 605. Due to the complexity of certain contracts, the actual revenue recognition treatment required under Topic 606 for the Company’s arrangements may be dependent on contract-specific terms and may vary in some instances.

Customer payment terms vary by arrangement although payments are typically due within 15—45 days of invoicing. The timing between the satisfaction of the performance obligations and the payment is not significant and the Company currently does not have any significant financing components or significant payment terms.

Remaining Performance Obligations

Remaining performance obligations represent the amount of contracted future revenue not yet recognized as the amounts relate to undelivered performance obligations, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. Revenue expected to be recognized from remaining performance obligations is primarily expected to be recognized over the next twelve months.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

Practical Expedients and Exemptions

There are several practical expedients and exemptions allowed under Topic 606 that impact timing of revenue recognition and the Company’s disclosures. Below is a list of practical expedients the Company applied in the adoption and application of Topic 606:

•	The Company does not evaluate a contract for a significant financing component if payment is expected within one year or less from the transfer of the promised items to the customer.

•

The Company generally expenses sales commissions when incurred when the amortization period would have been one year or less. These costs are recorded within selling, general, and administrative in the Statement of Operations.

•

The Company is permitted to recognize revenue at the amount to which it has the right to invoice for services performed if the Company’s right to payment is for an amount that corresponds directly with the value provided to the customer.

•

The Company was not required to restate revenue from contracts that began and were completed within the same annual reporting period. The Company did not apply this practical expedient if a contract extended between two annual reporting periods.

•

For completed contracts that had variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating the variable consideration amounts in the comparative reporting periods.

•

For contract modifications, the Company reflected the aggregate effect of all modifications that occurred prior to the adoption date when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to satisfied and unsatisfied performance obligations for the modified contract at transition.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from services described above and is recognized as the revenue recognition criteria are met. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Contract Costs

The Company has determined that the only incremental costs incurred to obtain contracts with customers within the scope of Topic 606 are sales commissions paid to its employees on hardware sales. The expected cost recovery period on sales commissions is less than one year. As a practical expedient, the incremental costs of obtaining a contract may be expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Segment Reporting

The Company operates as one reportable and operating segment because its chief operating decision maker (“CODM”), which is its Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the consolidated unit level. The Company’s long- lived assets, which are comprised of property and equipment, are based in the United States and China.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

The Company sells its products and services worldwide and attributes revenue to the geography where the product was shipped and services provided as it believes it best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors (presented in thousands).

	Nine Months Ended December 31,
	2021		2020
	Hardware	Subscription and other	Hardware	Subscription and other
North America, including United State	$69,864	$9,109	$61,014	$5,936
Europe, Middle East, and Africa	5,179	1,004	6,881	674
Asia and Pacific	2,739	1,278	2,132	952

Total	$77,782	$11,391	$70,027	$7,562

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist principally of demand deposits and money market funds and are held with a domestic financial institution with a high credit standing.

Restricted Cash

Restricted cash relates to cash deposits restricted under letters of credit issued on behalf of the Company in support of indebtedness to trade creditors incurred in the ordinary course of business.

Fair Value Measurements

Assets and liabilities recorded at fair value on the condensed consolidated balance sheets are categorized based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs are quoted prices for similar assets or liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3 – Inputs are unobservable based on the Company’s own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The Company’s Cash and cash equivalents (including its money market funds), Accounts receivable, and Prepaid expenses and other current assets and Other liabilities as of December 31, 2021 and March 31, 2021 are equal to their carrying value due to the short-term nature of those assets and liabilities. Investments in money market funds are classified within Level 1 because they are valued using quoted market prices. The fair values for long-term debt is estimated based upon discounted future cash flows at prevailing market interest rates. Based on this, the Company believes the fair value of long-term debt approximates its carrying value as of December 31, 2021 and March 31, 2021. There were no transfers of assets and liabilities between levels in the fair value hierarchy during the nine months ended December 31, 2021 and 2020.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company evaluates the collectability of its Accounts receivable based on review of its past-due balances, known collection risks and

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

historical experience. In circumstances where the Company is aware of a specific customer’s potential inability to meet its financial obligations to the Company (e.g., bankruptcy filings or substantial downgrading of credit ratings), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company also incurs “chargebacks” (reversal of payment) from credit card vendors for unauthorized transactions. These chargebacks and the reserve for uncollectable amounts are expensed as a bad debt expense based upon management’s estimates. Bad debt expense totaled less than $0.1 million for the nine months ended December 31, 2021 and 2020 and is included in General and administrative expense. The Allowance for doubtful accounts was $0.1 million as of December 31, 2021 and March 31, 2021, respectively.

Inventory and Contract Manufacturing

Inventory is stated at the lower of cost or net realizable value. Cost is computed on a weighted average basis. The determination of market value requires the use of numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders and current contract prices. These estimates are dependent on the Company’s assessment of current and expected orders from its customers. The Company evaluates its ending inventories for excess quantities and obsolescence primarily based on forecasted demand within specific time horizons and technological obsolescence. The estimate for excess and obsolete inventory is recorded to Cost of revenue when identified.

The Company outsources its manufacturing to a foreign independent contract manufacturer. A significant portion of the Company’s Cost of revenue consists of inventory purchased from this manufacturer. The Company’s manufacturer procures components and manufactures the Company’s products based on the demand forecasts provided. These forecasts are based on estimates of future demand for the Company’s products, which are in turn based on historical trends and an analysis from the Company’s sales and marketing organizations, adjusted for overall market conditions. Shipments of inventory from the contract manufacturer are recorded as finished goods inventory upon shipment when title and the significant risks and rewards of ownership have passed to the Company.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which are between one and five years. Amortization of leasehold improvements is computed using the shorter of the estimated useful life or the remaining lease term. Maintenance and repairs that do not extend the life or improve the asset are expensed in the year incurred.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If Property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. No impairment to any long-lived assets has been recorded in any of the periods presented.

Website and Mobile Application Development Costs

The Company evaluates the costs to develop its website and mobile application to determine whether the costs meet the criteria for capitalization. Costs related primarily to project activities and post implementation activities

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

are expensed as incurred. As of December 31, 2021 and March 31, 2021, the Company had not capitalized any costs related to the development of its website or mobile application.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable.

The Company performs ongoing credit evaluations of its customers to assess the probability of accounts receivable collection based on several factors, including past transaction experience with the customer, evaluation of their credit history, and review of the invoicing terms of the contract. The Company generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. In FY 2021, the Company secured a policy to insure 90% of the accounts receivable balance to mitigate losses.

As of December 31, 2021, the Company had four customers that accounted for 22%, 22%, 13%, and 11% of total accounts receivable. As of March 31, 2021, the Company had three customers that accounted for 54%, 14%, and 11% total accounts receivable. No other customer accounted for more than 10% of accounts receivable as of December 31, 2021 and March 31, 2021.

Customer Concentration

During the nine months ended December 31, 2021, the Company had one customer that accounted for 59% of revenue. For the nine months ended December 31, 2020, the Company had one customer that accounted for 51% of revenue. No other customers accounted for more than 10% of net revenues for the nine months ended December 31, 2021 and 2020.

Cost of Revenue

Cost of revenue for hardware consists of raw materials costs and associated freight, contract manufacture costs, overhead and other direct costs related to those sales recognized as product revenue in the period. Period costs include logistics costs, manufacturing ramp-up costs, personnel costs, warranty obligations and stock-based compensation. Provision costs consist of adjustments for inventory obsolescence and to reflect the lower of cost or net realizable value. Both period and provision costs are recognized in the period in which they are incurred.

Cost of revenue for subscriptions includes hosting, payment processor fees, allocated overhead costs, and customer support service costs.

Deferred Revenue and Deferred Cost of Revenue

Deferred revenue includes two components: 1) customer payments for sales orders that have yet to be delivered; and 2) sales orders pending completion of services (i.e. Application and server connectivity or remaining Premium subscription term). Current deferred revenue relating to these items was $8.8 million and $8.9 million as of December 31, 2021 and March 31, 2021, respectively. The non-current portion of Deferred revenue was $0.8 million and $0.6 million as of December 31, 2021 and March 31, 2021, respectively. Deferred costs are recognized as cost of revenues in the same period that the related revenues are recognized.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

Research and Development Costs

Research and development costs include labor and material costs of building and developing prototypes for new products, as well as design and engineering costs. Such costs are charged to Research and development expense as incurred.

Advertising Expenses

Advertising costs consist of costs associated with print, television and e-commerce media advertisements and are expensed as incurred. Total advertising expenses incurred were $6.9 million and $6.3 million for the nine months ended December 31, 2021 and 2020, respectively, and presented in Sales and marketing expense.

Stock-Based Compensation

Stock-based compensation granted to employees, including grants of employee stock options, are recognized in the statements of operations based on their fair values. The Company recognizes stock-based compensation on a straight-line basis using the single-option attribution method over the service period of the award, which is generally four years, net of actual forfeitures. The Company estimates the fair value of employee stock options using the Black-Scholes valuation model. The determination of the fair value of a stock-based award is affected by the deemed fair value of the underlying stock price on the grant date, as well as other assumptions including the risk-free interest rate, the estimated volatility of the Company’s stock price over the term of the awards, the estimated period of time that the Company expects employees to hold their stock options, and the expected dividend rate.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for temporary differences between the condensed consolidated financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in income tax rates is recognized in the statements of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be recognized.

The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Net (Loss) Income per Share

Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted-average number of common shares outstanding during the period, without consideration of common stock equivalents. Diluted net (loss) income per share is computed by dividing net (loss) income by the weighted-average number of common share equivalents outstanding for the period determined using the treasury stock method and the potential dilutive securities, consisting of preferred stock, options to purchase common stock, common stock warrants, and restricted stock units. In periods in which the Company reports a net loss, diluted net loss per share is the same as basic net loss per share because dilutive shares are not assumed to have been issued if their effect is anti-dilutive.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded nearly all existing revenue recognition guidance. Under ASU 2014-09, an entity is required to recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. ASU No. 2014-09 defines a five-step process in order to achieve this core principle, which may require the use of judgment and estimates, and also requires expanded qualitative and quantitative disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and estimates used. The Company may adopt ASU No. 2014-09 either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying ASU No. 2014-09 recognized at the date of initial application and providing certain additional disclosures. Initially, ASU No. 2014-09 was effective for private companies for annual reporting periods beginning after December 15, 2018. In May 2020, the FASB voted to allow nonpublic entities that have not adopted Topic 606 to defer the adoption by an additional year. The Company adopted this new accounting standard and the related amendments on April 1, 2020 using the full retrospective method. See Note 2—Revenue from Contracts with Customers for further details.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard introduces the new leases standard that applies a right-of-use (“ROU”) model and requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments. For leases with a term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize an ROU asset or lease liability. At inception, lessees must classify all leases as either finance or operating based on five criteria. Balance sheet recognition of finance and operating leases is similar, but the pattern of expense recognition in the income statement, as well as the effect on the statement of cash flows, differs depending on the lease classification. Initially, this ASU was effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In May 2020, the FASB voted to defer the effective date of Topic 842 for nonpublic business entities for an additional year. The standard will be effective for the Company for the fiscal year ended March 31, 2022, and the Company is evaluating the impact of the adoption of Topic 842 on its consolidated financial statements. At a minimum, the Company expects that material leases will be reported on the consolidated balance sheets.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” and has since released various amendments including ASU No. 2019-10. The guidance modifies the measurement of expected credit losses on certain financial instruments. This standard will be effective for the Company for the fiscal year ended March 31, 2024. Early adoption is permitted. The Company is currently assessing the impact of the guidance on it consolidated financial statements and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting.” The updated guidance simplifies the accounting for non-employee share-based payment transactions. The amendments in the new guidance specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company adopted this new standard as of April 1, 2020 and the impact was immaterial to the Company’s consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-09, “Codification Improvements”, which clarifies, corrects errors in and makes improvements to several topics in the FASB Accounting Standard Codification. The transition and

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

effective date guidance is based on the facts and circumstances of each amendment. Some of the amendments do not require transition guidance and were effective upon issuance of the ASU. This ASU is effective for the Company for its fiscal year ended March 31, 2021. The Company adopted this new standard as of April 1, 2020 and the impact was immaterial to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. This standard requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project, which requires capitalization of certain costs incurred only during the application development stage and costs to be expensed during the preliminary project and postimplementation stage. This ASU is effective for the Company beginning in its fiscal year ended March 31, 2022. The Company is currently assessing the potential impact of the new standard on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820)”. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The ASU is effective for the Company beginning in its fiscal year ended March 31, 2021. The Company adopted this new standard as of April 1, 2020 and the impact was immaterial to the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years and December 15, 2021 for all other entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued. The Company will not adopt ASU No. 2019-12 until fiscal year ended March 31, 2022. The Company is currently assessing the potential impact of the new standard on the Company’s consolidated financial statements.

We do not believe that any other recently issued, but not yet effective accounting standards, if adopted, would have a material impact on our consolidated financial statements.

3. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31, 2021	March 31, 2021
Prepaid interest	$5,922	$—
Prepaid expenses	1,074	998
Prepaid tariffs and taxes	1,227	729
Other current assets	2,381	940

Total Prepaid expenses and other current assets	$10,604	$2,667

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

4. Property and Equipment, Net

Property and equipment, net consist of the following (in thousands):

	December 31, 2021	March 31, 2021	Estimated Useful Life
Computer and computer software	$805	$601	2 to 5 years
Manufacturing equipment	252	42	1.5 to 5 years
Furniture and fixtures	9	9	5 years
Leasehold Improvements	86	86	Shorter of lease term or useful life

Total property and equipment	$1,152	$738

Accumulated depreciation	(577)	(331)

Property and equipment, net	$575	$407

Depreciation expense was $0.2 million and $0.6 million for the nine months ended December 31, 2021 and 2020, respectively.

5. Intangibles and Other Assets, net

During the year ended March 31, 2018, the Company acquired a domain name for cash and shares of the Company’s common stock. The domain name is amortized over its useful life of five years. The gross carrying amount of the intangible asset was $1.1 million and $1.1 million, and accumulated amortization was $0.9 million and $0.8 million as of December 31, 2021 and March 31, 2021, respectively. Amortization expense was $0.1 million and $0.1 million for the nine months ended December 31, 2021 and 2020, respectively.

The approximate future amortization expense of intangible assets at December 31, 2021 is as follows (in thousands):

Amount
FY 2022	$54
FY 2023	107
FY 2024	—
FY 2025	—
FY 2026	—
Thereafter	—

Total	$161

6. Commitments and Contingencies

Purchase Commitments

The Company had no non-cancelable outstanding purchase orders of finished goods to be delivered by its contract manufacturer as of December 31, 2021 or March 31, 2021, respectively.

Operating Lease

The Company’s primary operating lease commitment is related to its headquarters in San Mateo, California, and requires monthly lease payments through September 30, 2022.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

Rent expense for all facility leases was $0.7 million and $0.7 million for the nine months ended December 31, 2021 and 2020, respectively.

The approximate future minimum lease commitment under the non-cancelable operating leases at December 31, 2021 is as follows (in thousands):

Amount
FY 2022	$206
FY 2023	411
FY 2024	—
FY2025	—
FY 2026	—
Thereafter	—

Total	$617

Litigation

On March 12, 2019, a former competitor of Tile, Cellwitch, Inc, filed a patent infringement claim against the Company in the US District Court, Northern District of California (“Court”). On May 2, 2019, the Company filed a motion to dismiss the case. The plaintiff amended its complaint on May 16, 2019, and the Company filed a renewed motion to dismiss the amended complaint on May 30, 2019. On November 21, 2019, the Court issued an order denying Tile’s motion to dismiss the case but finding the underlying patent to be directed to an abstract idea. On December 5, 2019, Tile filed an inter partes review petition challenging the validity of the patent. On December 24, 2019, Tile filed a motion to stay pending the review of the patent. On January 17, 2020, the Court granted Tile’s motion to stay and ordered the parties to file a joint status report on June 30, 2020. This case is still currently stayed pending full resolution of Tile’s inter partes’ review petition, now currently on appeal.

Separately, another former competitor of Tile, Linquet Technologies, also sued Tile for patent infringement. In mid-September 2021, the Court dismissed Linquet Technologies’ complaint in its entirety with leave to amend, although stating that given the patent at issue the Court did not believe they could state a valid claim. Linquet filed their amended complaint on October 8, 2021. The Company moved to dismiss the claim on October 22, 2021.

The Company is unable to predict the outcome of the above matters or estimate the range of possible loss, if any. Although the proceedings are subject to uncertainties inherent in the litigation process and the ultimate disposition of these proceedings is not presently determinable, the Company intends to vigorously defend the matters.

Warranties

The Company’s products are generally warranted to be free from material defects with a battery life of 12 months. Customers may purchase an extended warranty for devices with replaceable batteries for 36 months. As of December 31, 2021 and March 31, 2021, the Company’s product warranty expense has not been material.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

7. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,	March 31,
	2021	2021
Customer related promotions and discounts	$10,457	$3,720
Payroll and related expenses	3,632	4,457
Other expenses	1,510	2,327
Product warranty	1,896	1,804

Total accrued liabilities	$17,495	$12,308

8. Debt Facility

Term Loan

In May 2019, the Company entered into a Loan and Security Agreement with Pinnacle Ventures and issued term loans for an aggregate principal of $17.5 million, where $13.2 million was used to replace an existing line of credit with Silicon Valley Bank. The interest rate for the payments not including the final payment of the loan is the greater of the prime rate based on the federal funds rate determined on each date 15 days before the applicable payment date plus 500 basis points, or 10.5% per annum. The final payment interest rate will be the greater of the prime rate determined as of 15 days before the date of the final payment plus 300 basis points and 8.5%. The loan was collateralized by substantially all assets of the Company and contains financial and non-financial covenants with the loan maturing in May 2023. In September 2021, the Company settled the loan in the amount of $17.9 million and recognized $0.9 million as Interest expense in the condensed consolidated statements of operation during the nine months ended December 31, 2021 related to the loan’s prepayment penalty.

In connection with the Loan and Security Agreement, the Company issued the lender warrants to purchase a total of $0.6 million worth of shares of the Company’s common stock. The exercise price of the warrants is the lesser of (i) $0.95 and (ii) the value of the Company’s common stock as determined by the next 409A valuation that is completed after May 24, 2019 and prior to the exercise of any portion of the warrants. The Company analyzed the warrants and determined the warrants were detachable and classified as liabilities and measured at fair value on a recurring basis. The Company initially recorded the fair value of the warrants as deferred financing costs and amortized as interest expense over the term of the loan.

Paycheck Protection Program (“PPP”) Loan

On April 30, 2020, the Company received loan proceeds in the amount of approximately $2.5 million under the Paycheck Protection Program (“PPP”) Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which was enacted March 27, 2020. The PPP, established as part of the CARES Act and administered by the U.S. Small Business Administration (the “SBA”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness was subject to reduction borrower terminates employees or reduces salaries during the eight-week period.

The Company applied for forgiveness of the entire amount of the SBA PPP loan. In June 10, 2021, the Company received notification from the SBA that the PPP funds were used appropriately, and the entire principal amount of $2.5 million was forgiven. In accordance with ASC 405—Liabilities, the Company derecognized the liability

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

at the point in time the liability was extinguished through a legal release of the obligation. Accordingly, the Company recognized the forgiveness of the loan as PPP loan forgiveness in the condensed consolidated statements of operation during the nine months ended December 31, 2021.

Secured Term Loan

In September 2021, the Company entered into a secured term loan with Capital IP Investment Partners, LLC for an aggregate principal amount of $40.0 million with a maturity date in September 2026. The term loan consists of Term A with an aggregate principal of $33.0 million and Term B with an aggregate principal of $7.0 million. The term loans bear interest on outstanding principal amount from the closing date, or in the case of the Term B loan, from the Term B funding date, at a rate per annum equal to the sum of the greater of LIBOR for such period and one-quarter of one percent plus applicable margin. The loan was collateralized by substantially all assets of the Company and contains financial and non-financial covenants. The secured term loan was repaid in January 2022 as part of Life360’s acquisition of Tile.

Long-term debt consists of the following as of December 31, 2021 and March 31, 2021 (in thousands):

	December 31, 2021	March 31, 2021
Long-term debt	$33,000	$21,494
Less: unamortized deferred financing costs	(1,134)	(1,189)

Total debt, net of unamortized deferred issuance costs	31,866	20,305
Less: current portion of long-term debt, net	—	(6,850)

Long-term debt, net	$31,866	$13,455

The Company amortizes its deferred financing costs related to the long-term debt over the life of the loan as a reduction in the total value of the debt.

9. Share-based Compensation Plans and Awards

Common Stock

The Company reserved the following number of shares of common stock as of December 31 and March 31, 2021, for the potential conversion of outstanding redeemable convertible preferred stock and the exercise of stock options (in thousands):

	December 31, 2021	March 31, 2021
Outstanding stock options	11,434	9,447
Stock options available for future grant	3,322	2,447
Warrants—Common Stock	1,143	1,143
Restricted stock units	5,288	5,288
Convertible preferred stock	36,715	36,535

Total common stock reserved for future issuance	57,902	54,860

2013 Stock Option Plan

In 2013, the Board of Directors approved the 2013 Stock Plan (the Plan), which provides for the granting of incentive and nonstatutory stock options and stock purchase rights to employees, directors, and consultants.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

Under the Plan, the Board of Directors (the Plan Administrator) determines various terms and conditions of option grants, including option expiration dates (generally ten years from the date of grant), vesting terms (generally over a four-year period, with 25% vesting at the end of the first year and the balance vesting ratably on a monthly basis over the remaining period), and payment terms. The Plan provides for stock option grants at an exercise price as determined by the Plan Administrator, but in the case of incentive stock options, no less than 100% of the fair market value of the common stock subject to the option on the date of grant as determined by the Board of Directors and not less than 85% of fair market value for nonstatutory stock options. Options granted to owners of 10% or more of the Company’s common stock have an exercise price no less than 110% of the fair market value of the common stock on the date of grant as determined by the Board of Directors.

The Plan allows for early exercise of options prior to vesting with Board approval. In connection with the early exercise of stock options, the Company has the right, but not the obligation, to repurchase unvested shares of common stock upon termination of the individual’s service to the Company at the original purchase price per share.

A summary of employee and non-employee activities under the Plan as of December 31, 2021 and March 31, 2021 is as follows (amounts in thousands, except per share amounts):

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life	Aggregate intrinsic value (in thousands)
Balance at March 31, 2020	9,934	$1.00	8.3	$174
Options authorized	—	—
Options granted	1,933	0.45
Options exercised	(93)	0.71
Options canceled	(2,327)	1.56

Balance at March 31, 2021	9,447	$0.49	7.3	$52
Options authorized	—	—
Options granted	3,307	0.96
Options exercised	(137)	0.42
Options canceled	(1,165)	0.83

Balance at December 31, 2021	11,452	$0.60	7.7	$4,058

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate intrinsic value (in thousands)
Employee	5,960	$0.48	6.6	$2,905
Non-employee	48	0.46	5.5	24

Options exercisable at December 31, 2021	6,008	$0.48	6.6	$2,929

The total intrinsic value of options exercised was $0.7 million for the nine months ended December 31, 2021 and was not significant for the nine months ended December 31, 2020. The total intrinsic value of options vested for the nine months ended December 31, 2021 and 2020 was not significant.

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

Valuation of Awards

The fair value of options granted to each employee during the nine months ended December 31, 2020 and 2021, was estimated using the Black-Scholes option-pricing model with the following assumptions:

Nine Months Ended December 31,
	2021	2020
Expected dividend yield (%)	—	—
Expected life (years)	5.87 - 6.27	5.82 - 6.06
Risk-free interest rate (%)	0.93 - 1	0.37 - 0.51
Expected volatility (%)	59 - 60	57 - 58

The weighted-average estimated grant-date fair value of employee stock options granted during the nine months ended December 31, 2021 and 2020, was $0.96 and $0.45 per share, respectively.

The Company has generally obtained contemporaneous valuation analyses prepared by an unrelated third-party valuation firm in order to assist the Company’s Board of Directors in determining the fair value of the Company’s common stock and related exercise prices of option awards on the date such awards were granted. The Company has also used these contemporaneous third-party valuations for purposes of determining the fair value of the Company’s share-based payment awards and the related stock-based compensation expense.

The Company currently has no history or expectation of paying cash dividends on its common stock. The Company estimates the volatility of its common stock at the date of grant based on the historical and implied volatility of the stock prices of a peer group of publicly traded companies for a period equal to the expected life of its stock options. The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant. The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term was determined using the simplified approach based on the vesting terms and contractual life of the options.

Stock-based compensation expense was as follows (amounts in thousands):

	Nine Months Ended December 31,
	2021	2020
Cost of revenue	$82	$69
Research and Development	376	322
Sales and Marketing	206	158
General and administrative	185	153

Total	$849	$702

As of December 31, 2021, there was $2.4 million of total unrecognized compensation costs related to nonvested stock options, which is expected to be recognized over a weighted-average period of 0.48 years.

Non-employee Awards

During the nine months ended December 31, 2021, the Company did not grant any stock options to consultants. During the nine months ended December 31, 2020, the Company issued 20,000 stock options exercisable into its

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

common stock to consultants in exchange for services rendered. These options were revalued at each reporting date using the Black-Scholes option pricing model with the same assumptions as those used for employee awards with the exception of expected term. The expected term for nonemployee awards is the contractual term of 10 years.

Restricted Stock Units

The Company did not grant any Restricted Stock Units (“RSUs”) during the nine months ended December 31, 2021 and 2020. RSUs may be granted to employees of the Company and include both a service-based vesting condition and a Performance Vesting Condition. The service-based vesting period for this award is four years, beginning with a cliff vesting period of one year and continuing to vest quarterly thereafter. The Performance Vesting Condition is satisfied on the earlier of (i) an acquisition or change in control of the Company; (ii) 180 day after an initial public offering “IPO” by the Company or; (ii) March 15 of the calendar year following the year in which the Company’s IPO is declared effective. As of December 31, 2021 and March 31, 2021, all compensation expense related to RSUs remained unrecognized because the Performance Vesting Condition was not satisfied. At the time the Performance Vesting Condition becomes probable, the Company will recognize the cumulative stock-based compensation expense for the RSUs that have met their service-based vesting condition using the accelerated attribution method.

10. Redeemable Convertible Preferred Stock

The following is a schedule of authorized, issued, and outstanding shares, amounts and aggregate liquidation preferences of Preferred Stock as of December 31, 2021 and March 31, 2021 (in thousands, except per share data):

	Shares Authorized	Conversion Price per Share	Shares Issued and Outstanding	Aggregated Liquidation Preference	Carrying Value
Series A	10,720	$1.99	10,720	$21,302	$21,180
Series B	5,268	3.42	5,268	18,000	17,823
Series B-l	8,117	4.19	8,117	34,003	33,838
Series C Preferred Stock	15,864	3.78	11,065	41,852	41,562
Series C-l Preferred Stock	1,365	3.40	1,365	4,645	5,161

The Company’s Preferred Stock is not mandatorily redeemable. Certain of the rights, privileges and restrictions granted to and imposed on the Series A, B, B-1, C, and C-1 Preferred Stock are summarized as follows:

Voting Rights — On any matter presented to the stockholders, each holder of outstanding shares of Preferred Stock has the right to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock are convertible.

Dividends—The Company shall not pay or set aside any dividends on shares of its common stock (other than dividends on shares of common stock payable in shares of common stock) in any calendar year unless the holders of the Preferred Stock then outstanding shall first receive a dividend equal to 6% of the original issue price per share (or approximately $0.12 per share for Series A Preferred Stock, approximately $0.21 per share for Series B Preferred Stock , approximately $0.25 per share for Series B- 1 Preferred Stock, approximately $0.23 per share for Series C Preferred Stock and approximately $0.20 per share for Series C-1 Preferred Stock). The foregoing dividends shall not be cumulative and shall be paid when, as and if declared by the Company’s Board of Directors. In the case of Series A, B, B-1, C and C-1 Preferred Stock, the original issue price shall mean $1.987,

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

$3.417, $4.189, $3.7822, and $3.4040 per share, respectively, subject to appropriate adjustment in the event of any stock splits and combinations of shares and for dividends paid on each such series of the Preferred Stock in shares of such stock.

If, after dividends in the full preferential amount for the Preferred Stock that have been paid or set apart for payment in any calendar year, the Company’s Board of Directors declares additional dividends out of funds legally available in that calendar year, then such additional dividends shall be declared pro rata on the common stock and the Preferred Stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose, each holder of shares of Preferred Stock shall be treated as holding the number of shares of common stock then issuable upon conversion of all shares of Preferred Stock.

Liquidation Preference — In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment shall be made to the holders of common stock, Series A, B and B-1 Preferred Stock, on a pari passu basis, the holders of Series C and C-1 Preferred Stock (together, the “Senior Preferred Stock”) shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such series of Senior Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Senior Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If the funds and assets available for distribution to the stockholders shall be insufficient to pay the holders of shares of Senior Preferred Stock the full amounts to which they are entitled, the holders shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable.

After the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, and before any payment shall be paid to the holders of common stock, on a pari passu basis, the holders of shares of Series A, B, and B-1 Preferred Stock (together, the “Junior Preferred Stock”) shall be entitled to be paid out of the funds and assets of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such series of Junior Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Junior Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up. If the funds and assets available for distribution to the stockholders shall be insufficient to pay the holders of shares of Junior Preferred Stock the full amounts to which they are entitled, the holders shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable. After the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders shall be distributed pro rata among the holders of Common Stock.

Conversion Rights — Each share of Preferred Stock shall be convertible, at the option of the holder, at any time, and without the payment of additional consideration, into such number of fully paid and nonassessable shares of Common Stock. The conversion price is determined by dividing the original issue price by the applicable conversion price for such series of Preferred Stock, adjusted for any anti-dilution adjustment. As of March 31, 2021, the Company’s Preferred Stock is convertible into the Company’s shares of common stock on a one-for-one basis.

Shares of Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion rate for such share, upon earlier to occur of: (a) the closing of the sale of shares of the Company’s common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement resulting in at least $50.0 million of gross proceeds or (b) (i) with respect to the Series C

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

and C-1 Preferred Stock, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of Series C and C-1 Preferred Stock, voting together as a single class on an as-converted basis, and (ii) with respect to the Series A, B and B-1 Preferred Stock, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of Series A, B and B-1 Preferred Stock, voting together as a single class on an as-converted basis.

Redemption and Balance Sheet Classification — While the Preferred Stock does not have mandatory redemptions provisions, the deemed liquidation preference provisions of the Preferred Stock are considered contingent redemption provisions that are not solely within the Company’s control. These elements primarily relate to deemed liquidation events such as change of control. Accordingly, the Company’s Preferred Stock has been presented outside of permanent equity in the mezzanine section of the condensed consolidated balance sheets.

11. Income Taxes

Income tax (benefit)/expense was not material during the nine months ended December 31, 2021 and 2020.

Deferred tax assets and deferred tax liabilities are determined based on temporary difference between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some portion or all of the deferred tax asset will not be realized

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result, it has established a full valuation allowance against its deferred tax assets to the extent they are not offset by liabilities from uncertain tax positions based on the Company’s history of losses. The valuation allowance increased by $1 million at December 31, 2021 for the nine months ended December 31, 2021.

As of December 31, 2021, the Company had net operating loss carryforwards of approximately $96.2 million for federal income taxes and $29.6 million for state income taxes. If not utilized, these carryforwards will begin expiring in fiscal year 2033 for federal and state tax purposes. Federal NOLs generated after March 31, 2018 have an indefinite carryforward period subject to 80% deduction limitation based upon pre-NOL deduction taxable income.

In addition, as of December 31, 2021, the Company also had research and development credit carryforwards of approximately $5.7 million for federal tax purposes and $5.1 million for state tax purposes. The federal research and development tax credit carryforwards will begin expiring in 2036 if not utilized. The state research and development tax credit carryforwards do not expire.

Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating losses and credits before utilization.

The Company records liabilities related to its uncertain tax positions. The Company recognizes the tax benefits from an uncertain tax position only if it is more likely than not that the position is sustainable by the taxing

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

authority, based on technical merits. The Company has recorded liabilities relating to these positions of approximately $10.9 million as of December 31, 2021. The Company’s policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of its income tax provision. Interest and penalties were not material during the nine months ended December 31, 2021.

The Company’s uncertain tax positions stem from U.S. Federal and California research and development (“R&D”) tax credits. As of December 31, 2021, Tile continues to record a historical 100% reserve on U.S. and California R&D tax credits. Tile’s unrecognized tax benefit as of December 31, 2021 is $10.9 million, which represents an increase of $1.6 million relative to the unrecognized tax benefit as of March 31, 2021 of $9.3 million. The change in the unrecognized tax benefit relates to the increased Federal and California R&D credits generated.

12. Subsequent Events

The Company has evaluated subsequent events through January 5, 2022, the date when the Company was acquired by Life360.

On January 5, 2022, the Company was acquired by Life360 for a purchase price of $170.0 million plus up to $35.0 million in retention equity awards for Tile employees, representing total consideration of $205.0 million. The purchase price includes payment of outstanding debt to Capital IP for $29 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following sets forth certain unaudited pro forma condensed combined financial data giving effect to the completion of the Tile, Inc. (“Tile”) acquisition, including the shares of common stock issued to Tile shareholders to finance a portion of the acquisition consideration. The Tile Acquisition closed on January 5, 2022.

The unaudited pro forma condensed combined financial data set forth below has been presented for informational purposes only. The unaudited pro forma condensed combined financial data set forth below is not necessarily indicative of what our financial position or results of operations would have been had Life360 completed the Tile Acquisition as of the dates indicated. In addition, the unaudited pro forma condensed combined financial data does not purport to project the future financial position or operating results of the combined company. There were no transactions between us and Tile during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 assumes the Tile Acquisition was consummated on January 1, 2021. Our condensed combined statement of operations derived from audited financial statements for the year ended December 31, 2021 has been combined with Tile’s unaudited condensed consolidated statement of operations for this period after giving pro forma effect to the Tile Acquisition.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 assumes the Tile Acquisition took place December 31, 2021 and combines our December 31, 2021 audited condensed consolidated balance sheet with Tile’s December 31, 2021 unaudited condensed consolidated balance sheet after giving pro forma effect to the Tile Acquisition.

The historical consolidated financial data has been adjusted in the unaudited pro forma condensed combined financial data to give effect to pro forma events that are (1) directly attributable to the Tile Acquisition, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on Tile. The unaudited pro forma condensed combined financial data should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial data set forth below. In addition, the unaudited pro forma condensed combined financial data was based on and should be read in conjunction with our historical consolidated financial statements and accompanying notes and those of Tile for the applicable periods which are included elsewhere in this Form 10.

The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting under existing U.S. generally accepted accounting principles, (“GAAP”), which is subject to change and interpretation. We have been treated as the acquiror in the Tile Acquisition for accounting purposes. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial data. Differences between the preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial data does not reflect any cost savings, operating synergies or revenue enhancements the combined company may achieve as a result of the Tile Acquisition, the costs to combine our operations with those of Tile, or the costs necessary to achieve any of the foregoing cost savings, operating synergies and revenue enhancements. The unaudited pro forma condensed combined financial data also reflects the common stock issued in connection with the Tile Acquisition.

Life360, Inc. and Tile, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2021

(in thousands, except per share amounts)

	Historical		Transaction Accounting Adjustments (1)
	Life360 (Consolidated)	Tile			Pro Forma Combined
Assets
Current Assets:
Cash and cash equivalents	$230,990	$31,305	$(158,046)	A	$104,249
Restricted cash	—	1,050	—		1,050
Accounts receivable	11,772	31,415	—		43,187
Deferred cost of revenue, current portion	—	3,698	(3,698)	B	—
Costs capitalized to obtain revenue contracts, net	1,319	—			1,319
Inventory	2,009	7,638	—		9,647
Prepaid expenses and other current assets	10,590	10,604	—		21,194

Total current assets	256,680	85,710	(161,744)		180,646
Restricted cash	355	—	14,094	C	14,449
Property and equipment, net	580	575	—		1,155
Deferred cost of revenue, net of current portion	—	407	(407)	B	—
Costs capitalized to obtain revenue contracts, net of current portion	330	—			330
Prepaid expenses and other assets, noncurrent	3,691	484	—		4,175
Right of use asset	1,627	—	—		1,627
Intangible assets, net	7,986	161	52,539	D	60,686
Goodwill	31,127	—	102,223	E	133,350

Total Assets	$302,376	$87,337	$6,705		$396,418

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$3,248	$20,925	$—		$24,173
Accrued expenses and other liabilities	10,547	20,737	21,095	C, F	52,379
Accrued product returns	—	2,612	—		2,612
Contingent consideration	9,500	—	9,316	G	18,816
Convertible notes, current	4,222	—	—		4,222
Deferred revenue	13,929	8,758	—		22,687

Total current liabilities	41,446	53,032	30,411		124,889
Convertible notes, noncurrent	8,284	—	—		8,284
Derivative liability, noncurrent	1,396	—	—		1,396
Long-term debt	—	31,866	(31,866)	H	—
Deferred revenues, non-current portion	—	825			825
Warrant liability	—	579	(579)	I	—
Other noncurrent liabilities	1,205	—	—		1,205

Total Liabilities	52,331	86,302	(2,034)		136,599
Redeemable convertible preferred stock	—	119,564	(119,564)	J	—
Stockholders’ Equity
Common stock	61	1	—	J	62
Additional paid-in capital	416,278	6,878	8,955	J	432,111
Notes due from affiliates	(951)	—	—		(951)
Accumulated deficit	(165,343)	(125,431)	119,372	K	(171,402)
Accumulated other comprehensive income	—	23	(23)	K	—

Total stockholders’ equity	250,045	(118,529)	128,303		259,819

Total liabilities and stockholders’ equity	$302,376	$87,337	$6,705		$396,418

(1)	There were no Autonomous Entity Adjustments.

See the accompanying notes to the unaudited pro forma condensed combined financial data, which are an integral part of these statements. The pro forma adjustments are explained in Note 5—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet.

Life360, Inc. and Tile, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2021

(in thousands, except per share amounts)

	Historical			Transaction Accounting Adjustments (1)
	Life360 (Consolidated)		Tile			Pro Forma Combined
Subscription revenue	$86,551		$16,695	$—		$103,246
Other revenue	26,092		88,898	—		114,990

Total revenue	112,643		105,593	—		218,236
Cost of subscription revenue	17,807		7,557	2,551	A, B	27,915
Cost of other revenue	4,961		51,264	—		56,225

Total cost of revenue	22,768		58,821	2,551		84,140

Gross profit	89,875		46,772	(2,551)		134,096

Operating expenses:
Research and development	50,994		23,248	5,333	C	79,575
Sales and marketing	47,473		21,126	7,201	A, C	75,800
General and administrative	23,670		12,350	16,330	C, D	52,350

Total operating expenses	122,137		56,724	28,864		207,725

Loss from operations	(32,262)		(9,952)	(31,415)		(73,629)

Other expenses:
Convertible notes fair value adjustment	511		—	—		511
Derivative liability fair value adjustment	733		—	—		733
Other expenses, net	178		2,099	—		2,277

Total other expenses	1,422		2,099	—		3,521

Loss before benefit (provision) from income taxes	(33,684)		(12,051)	(31,415)		(77,150)
Benefit (provision) from income taxes	127		—	(1,425)	E	(1,298)

Net loss	$(33,557	) $	(12,051)	$(32,840)		$(78,448)

Net loss per share
Basic	$(0.65)					$(1.50)	F
Diluted	$(0.65)					$(1.50)	F
Weighted average shares
Basic	51,656,195			780,593	F	52,436,788	F
Diluted	51,656,195			780,593	F	52,436,788	F

(1)	There are no Autonomous Entity Adjustments.

See the accompanying notes to the unaudited pro forma condensed combined financial data, which are an integral part of these statements. The pro forma adjustments are explained in Note 6—Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations.

Life360, Inc. and Tile, Inc.

Note to Unaudited Pro Forma Condensed Combined Financial Data

Note 1 – Description of Transaction

The Tile, Inc. Acquisition

On January 5, 2022, we completed the acquisition of Tile, a privately held consumer electronics company pursuant to a merger agreement with Tile. Pursuant to the merger agreement, we agreed to acquire all of Tile’s outstanding equity interests through a merger of our wholly owned subsidiary with Tile. Following the merger, Tile became our wholly owned subsidiary. For purposes of the unaudited pro forma condensed combined financial data, we estimate the total consideration to be paid in connection with the Tile Acquisition will be approximately $182.8 million, consisting of approximately $158.0 million in cash, $15.5 million in shares of our common stock and an approximately $9.3 million in contingent consideration. The $15.5 million of common stock issued as consideration is comprised of 780,593 shares of the Company’s common stock valued on the date of acquisition, of which 1,561 shares were granted to a key employee and vest based on continued employment. The derived value of $9.3 million in contingent consideration consists of 534,465 shares of common stock contingent consideration valued on the date of acquisition which was promised upon reaching certain operational goals of which 4,784 shares of contingent consideration were granted to a key employee and vest based on continued employment. Of the consideration transferred, $14.1 million in cash and 84,524 common shares were placed in an indemnity escrow fund to be held for three years after the acquisition date for general representations and warranties.

Note 2 – Basis of Presentation

The unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting and was based on our historical financial statements and those of Tile. Prior to the acquisition of Tile, Tile prepared financial statements based on a March 31 fiscal year end. Tile’s unaudited pro forma condensed combined financial data contained herein reflects the twelve months ended December 31, 2021. As we and Tile have different fiscal year ends, in order to meet the SEC’s pro forma requirements of combining operating results for our fiscal year, Tile’s financial results for the 9 month period ended December 31, 2021 have been calculated by taking (i) the results for the fiscal year ended March 31, 2021, minus (ii) the results for 9 months period ended December 31, 2020, plus (iii) the results for 9 months period ended December 31, 2021. We are not currently aware of any significant accounting policy differences between us and Tile, however as further information becomes available such policy differences may be identified and could result in significant differences from the unaudited condensed combined pro forma financial statements.

The acquisition method of accounting is based on Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, which uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements and Disclosures.

ASC Topic 805 requires, among other things, that assets and liabilities acquired be recognized at their fair values as of the acquisition date. Our financial statements issued after completion of the Tile Acquisition will reflect such fair values, measured as of the acquisition date, which may be different than the estimated fair values included in these unaudited pro forma condensed combined financial statements. In addition, ASC Topic 805 establishes that the consideration transferred be measured at the closing date of the Tile Acquisition at the then-current fair value, which will likely result in acquisition consideration that is different from the amount assumed in these unaudited pro forma condensed combined financial statements.

ASC Topic 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

Life360, Inc. and Tile, Inc.

Note to Unaudited Pro Forma Condensed Combined Financial Data

participants at the measurement date.” In addition, market participants are assumed to be buyers and sellers unrelated to us in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, we may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect our intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under ASC 805, acquisition-related transaction costs (such as advisory, legal, valuation, other professional fees) are not included as a component of acquisition consideration and are excluded from the unaudited pro forma condensed combined statement of operations. Such costs will be expensed in the historical statements of operations in the periods incurred. We expect to incur total acquisition-related transaction costs of approximately $7.2 million. As discussed in Note 6, the liabilities related to these costs have been included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021.

Note 3 – Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the Tile Acquisition:

Estimated Acquisition Consideration
Cash payments	$158,046
Equity payments	15,409
Contingent consideration	9,316

Total estimated purchase price consideration	$182,771

Note 4 – Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by the Company in the acquisition, reconciled to the estimate of consideration expected to be transferred:

Estimate of Assets Acquired and Liabilities Assumed
Cash and cash equivalents	$31,305
Restricted cash	1,050
Accounts receivable	31,415
Prepaid expenses and other current assets	10,604
Inventory	7,638
Property and equipment, net	575
Other-noncurrent assets	484
Accounts payable	(20,925)
Accrued expenses and other current liabilities	(23,290)
Deferred revenue	(9,583)

Net tangible assets acquired	$29,273

Adjustments
Identifiable intangible assets	52,700
Goodwill	102,223
Benefit (provision) from income taxes	(1,425)

Net assets acquired	$182,771

Life360, Inc. and Tile, Inc.

Note to Unaudited Pro Forma Condensed Combined Financial Data

The preliminary valuation of assets acquired and liabilities assumed for the purposes of these unaudited pro forma condensed combined financial statements was primarily limited to the identification and valuation of intangible assets and tax purchase accounting adjustments. We believe this was an appropriate approach based on a review of similar acquisitions, which indicated the most significant and material portion of the purchase price would be allocated to identifiable intangible assets. We will continue to refine our identification and valuation of assets to be acquired and the liabilities to be assumed as further information becomes available during the twelve month measurement period in accordance with ASC 805. The goodwill recognized represents the excess of acquisition consideration over the estimated value of the net assets to be acquired.

The following is a discussion of the adjustments made to Tile’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements:

Identifiable Intangible Assets

On the closing date of the Tile Acquisition , identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used in a manner that represents their highest and best use. Based on internal assessments as well as discussions with Tile, we identified the following significant intangible assets: acquired technology, trade name, and customer relationships. For purposes of these unaudited pro forma condensed combined financial statements, the fair value of these intangible assets has been determined primarily through the use of the “income approach,” which requires an estimate or forecast of all the expected future cash flows through the use of either the multi-period excess earnings method or the relief-from-royalty method.

At this time, we do not have sufficient information as to the amount, timing and risk of the estimated future cash flows needed to perform a final valuation of acquired technology, trade name, and customer relationships. Some of the more significant assumptions inherent in the development of estimated cash flows, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, expenses, working capital, and capital expenditures) and the discount rate selected to measure the risks inherent in the projections of future cash flows. However, for the purposes of these unaudited pro forma condensed combined financial statements, using currently available information, and certain other high-level assumptions, the fair value of the identifiable intangible assets were estimated by our management to be as follows: developed technology of $18.4 million, with a useful life of 5 years; trade name of $20.0 million, with a useful life of 10 years; and customer relationships of $14.3 million, with a useful life of 8 years.

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying pro forma condensed combined financial statements. Once we have full access to the specifics of Tile’s operations, additional insight will be gained that could impact: (1) the intangible assets identified; (2) the estimated total value assigned to intangible assets; and (3) the estimated useful life of each category of intangible assets. For each $10.0 million change in the fair value of identifiable intangible assets, there could be an annual change in amortization expense—increase or decrease—of approximately $1.3 million, assuming a weighted-average useful life of 8 years.

Life360, Inc. and Tile, Inc.

Note to Unaudited Pro Forma Condensed Combined Financial Data

Other Assets/Liabilities

Adjustments to Tile’s remaining assets and liabilities may also be necessary, however at this time we have limited knowledge as to the specific details and nature of those assets and liabilities necessary in order to make adjustments to those values. However, since the majority of the remaining assets and liabilities are current assets and liabilities, we believe that the December 31, 2021 Tile book values for these assets represent reasonable estimates of fair value or net realizable value, as applicable. In addition, certain adjustments were made to current assets and liabilities to account for changes expected to occur prior to closing.

Goodwill

Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the fair value of the assets acquired and liabilities assumed. Goodwill is not amortized but rather subject to an annual fair value impairment test.

Note 5 – Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet:

(A)	Cash adjustments – Pro forma adjustments to cash are as follows:

Cash paid to Tile stockholders	$(110,300)
Cash paid to settle Tile third-party indebtedness	(29,000)
Cash paid to expense fund	(250)
Cash paid to indemnification escrow fund	(14,094)
Cash paid to settle Tile unpaid transaction costs	(4,402)

Total	$(158,046)

(B)

Deferred cost of revenue – To reflect the elimination of historical Tile deferred cost of revenue asset balance and to adjust recorded amortization expense associated with the capitalized costs which were not acquired by the Company.

(C)

Restricted cash – On the closing date in accordance with the merger agreement, the Company paid $14.1 million to an indemnification escrow fund. The amount is required to be delivered to an indemnification escrow fund to secure Tile’s performance for indemnification and other general representations and warranties. The amounts are payable to respective shareholders at the end of the respective indemnification period, which is defined as terminating on the third anniversary of the closing date. The $14.1 million is included within total acquisition consideration of $182.8 million.

(D)

Intangible assets – To reflect the elimination of the historical Tile intangible asset balance of $0.2 million and to reflect the preliminary fair values of intangible assets acquired of $52.7 million. The estimated fair values and related useful lives of the intangible assets acquired are considered preliminary and are subject to change. Accordingly, the estimates related to deferred taxes discussed in Note 5 above are also subject to change. Changes in the fair value or useful lives of the acquired intangible assets may be material. Determination of the estimated useful lives of the acquired technology, trade name, and customer relationships were based on historical experience and the estimated life of the Tile technology, the Company’s plan to use the trade name for an extended period of time, and the weighted useful life for customer relationships based on the total amounts attributed to the subscription and hardware, respectively. The intangible assets are being amortized using the straight-line method.

Life360, Inc. and Tile, Inc.

Note to Unaudited Pro Forma Condensed Combined Financial Data

(E)

Goodwill – The Goodwill balance of $102.2 million represents the excess of the preliminary estimated purchase price over the fair value of the underlying net assets. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any indicators of impairment. Goodwill recognized from the Tile Acquisition is not expected to be deductible for tax purposes.

(F)

Accrued expenses and other liabilities – To reflect $1.6 million of additional transaction costs incurred associated with the Tile Acquisition, $5.4 million of change in control payments and $14.1 million in escrow.

(G)

Contingent consideration – To reflect the preliminary estimate of $9.3 million for the fair value of contingent consideration in connection with the Acquisition. The contingent consideration is payable based on the achievement of certain targets for revenue and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the fourth quarter of calendar year 2021 and the first quarter of calendar year 2022. The contingent stock consideration consisting of 534,465 shares of common stock, shall be held at fair value with changes in fair value recognized in earnings. The estimated fair value of the contingent consideration was determined by using a Monte Carlo Simulation scenario-based analysis that estimates the fair value of the contingent consideration based on the probability-weighted present value of the expected future cash flows, considering possible outcomes based on actual and forecasted results.

(H)	Long-term debt – To reflect notes payable which Tile settled prior to the acquisition date of January 5, 2022 and thus were excluded from the purchase price allocation.

(I)	Warrant liability – To reflect warrant liabilities which Tile settled prior to the acquisition date of January 5, 2022 and thus were excluded from the purchase price allocation.

(J)	Equity – To reflect the following equity transactions in connection with the Tile Acquisition:

	Common	Preferred
	Stock	Stock	APIC
Fair value of equity issued as purchase consideration	$1	$—	$13,725
Fair value of equity contributed to indemnity escrow fund	—	—	1,667
Fair value of options assumed—replacement awards	—	—	16
Vested options assumed	—	—	425
Eliminate Tile preferred stock	(1)	(119,564)	—
Eliminate Tile APIC	—	—	(6,878)

Total	$—	$(119,564)	$8,955

(K)	Accumulated deficit – To eliminate Tile’s historical accumulated deficit of $125.4 million.

Pro forma adjustments to the accumulated deficit are as follows:

Eliminate Tile accumulated deficit	$125,431
Adjustment for accumulated other comprehensive income	(23)
Adjustment for post-combination expenses	(7,484)
Adjustment for estimated benefit (provision) from income taxes	1,425

Total	$119,349

Life360, Inc. and Tile, Inc.

Note to Unaudited Pro Forma Condensed Combined Financial Data

Note 6 – Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations:

(A)

Intangible amortization – To reflect amortization of acquired definite-lived intangible assets based on their preliminary estimated fair values as discussed in Note 4 with an average estimated useful life of 8 years. Also, See Note 5 – Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet.

(B)	Deferred cost of revenue – To adjust for the amortization expense recorded by Tile associated with deferred costs of revenue which were not acquired by the Company.

(C)

Post-combination stock-based compensation expenses – To reflect transaction costs associated with stock-based compensation. The Company issued 1,499,349 shares of retention restricted stock units valued at $29.6 million granted to employees. In addition, 38,730 vested stock options valued at $0.4 million were issued to Tile employees as stock-based compensation on the acquisition date. The Company also provided common stock valued at $0.1 million to a key employee for his continued employment over a 30-month period. Of the 1,499,349 shares of retention restricted stock units, 787,446 shares valued at $15.6 million contain performance vesting criteria based on the achievement of certain company milestones and vest over a two-year period. The remaining retention restricted stock units of 711,903 shares vest over a two to four year period. The post-combination expenses reflected within the pro forma condensed combined statement of operations reflects the expense associated with the portion which would have vested during the twelve months ended December 31, 2021.

(D)	Post-combination transaction costs – To reflect post-combination transaction expenses of $7.2 million.

(E)

Benefit from income taxes – An estimated benefit from income taxes was recorded in connection with the Tile Acquisition. In accordance with ASC 805, a change in the acquirer’s valuation allowance that stems from a business combination should be recognized as an element of the acquirer’s income tax expense or benefit in the period of the acquisition. Accordingly, the Company estimates a $1.4 million partial release of its valuation allowance and a corresponding income tax benefit stemming from the Tile Acquisition.

(F)

Earnings per share – Earnings per share are calculated using the “if-converted” method. In applying the if-converted method, conversion should not be assumed for purposes of computing diluted EPS if the effect would be antidilutive. As the pro forma condensed combined statement of operations presents a net loss, the basic and diluted per share amounts are calculated using weighted average shares assumed to be outstanding as of December 31, 2021.

For the purpose of computing pro forma basic and diluted earnings per share, the $13.7 million issuance of common stock was assumed to be at a price per share of $19.76 (three times the CDI value of $6.59, which was the fair value of the CDIs in USD on the closing date of the transaction), resulting in the issuance of 694,672 shares. An additional 1,397 shares also valued at $19.76 were issued to a key employee as a retention bonus. Further, under the terms of the merger agreement, the Company agreed to transfer 84,524 shares of common stock to an indemnification escrow fund. The fair value of the escrow common shares was also based on the quoted market closing price per share on January 5, 2022 of $19.76.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFE360, INC.

By:	/s/ Chris Hulls
Chris Hulls
Chief Executive Officer
Date:	June 13, 2022